As filed with the Securities and Exchange Commission on August 18, 2023

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AEON Biopharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	85-3940478 (I.R.S. Employer Identification No.)

5 Park Plaza, Suite 1750

Irvine, California 92614
(949) 354-6499

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alex Wilson, Chief Legal Officer
c/o AEON Biopharma, Inc.
5 Park Plaza, Suite 1750

Irvine, California 92614
(949) 354-6499

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

B. Shayne Kennedy

Drew Capurro
Latham & Watkins LLP

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626
Telephone: (714) 540-1235

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion - Preliminary Prospectus dated August 18, 2023.

PROSPECTUS

AEON Biopharma, Inc.

Up to 46,921,469 Shares of Common Stock

Up to 5,280,000 Private Placement Warrants

This prospectus relates to (i) the resale of 19,713,795 shares of Class A common stock, par value $0.0001 per share (the “Common Stock”) issued in connection with the Business Combination (as defined below) by certain of the securityholders named in this prospectus (each a “Registered Holder” and, collectively, the “Registered Holders”), (ii) the resale of 1,075,000 shares of Common Stock issued pursuant to the New Money PIPE Subscription Agreements (as defined elsewhere in this prospectus), (iii) the resale of 6,275,000 shares of Common Stock issuable pursuant to the FPA Funding Amount PIPE Subscription Agreements (as defined elsewhere in this prospectus), (iv) the issuance and resale of up to 988,764 shares of Common Stock issuable pursuant to the FPA Funding Amount PIPE Subscription Agreements, (v) the resale of 1,000 shares of Common Stock issued pursuant to the Round Lot Holder Subscription Agreements (as defined elsewhere in this prospectus), (vi) the issuance and resale of up to 4,013,282 shares of Common Stock reserved for issuance upon the exercise of options to purchase shares of Common Stock or settlement of restricted stock unit awards into shares of Common Stock, (vii) the issuance of up to 374,628 shares of Common Stock reserved for issuance upon the exercise of options to purchase shares of Common Stock or settlement of restricted stock unit awards into shares of Common Stock, and (viii) the issuance by us of up to 14,480,000 shares of Common Stock upon the exercise of outstanding warrants to purchase our Common Stock (the “Warrants”). This prospectus also relates to the resale of up to 5,280,000 of our outstanding Warrants, originally issued in a private placement (the “Private Placement Warrants”) in connection with the initial public offering (the “Initial Public Offering”) of Priveterra, by the holders thereof. We will receive the proceeds from any exercise of any Warrants or options for cash.

We are registering the securities for resale pursuant to the Registered Holders’ registration rights under certain agreements between us and the Registered Holders. Our registration of the securities covered by this prospectus does not mean that the Registered Holders will offer or sell any of the shares of Common Stock or Warrants. The Registered Holders may offer, sell or distribute all or a portion of their shares of Common Stock or Warrants publicly or through private transactions at prevailing market prices or at negotiated prices. We provide more information about how the Registered Holders may sell the shares of Common Stock or Warrants in the section titled “Plan of Distribution.” Additionally, as the date of this prospectus, shares of our Common Stock held by Priveterra Sponsor, LLC (the “Sponsor”) and shares received by former holders of capital stock of AEON Biopharma Sub, Inc. (f/k/a AEON Biopharma, Inc.) prior to the consummation of the Business Combination (“Old AEON”) as a result of the Business Combination remain subject to lock-up restrictions as described herein.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Our Common Stock and Warrants are listed on the New York Stock Exchange American (“NYSE American”) under the symbols “AEON” and “AEON WS,” respectively. On August 17, 2023, the closing price of our Common Stock was $4.34 and the closing price for our Warrants was $0.1378.

We will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock and Private Placement Warrants. The Registered Holders will bear all commissions and discounts, if any, attributable to their sales of the shares of Common Stock or Private Placement Warrants.

Our business and investment in our Common Stock and Warrants involve significant risks. These risks are described in the section titled “Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is .

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the SEC, using a “shelf” registration process. We will not receive any proceeds from the sale by the Registered Holders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of the shares of Common Stock issuable upon the exercise of the Warrants. We will not receive any proceeds from the sale of shares of Common Stock underlying the Warrants pursuant to this prospectus, except with respect to amounts received by us upon the exercise of the Warrants for cash.

We may also file a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part that may contain material information relating to these offerings. The prospectus supplement or post-effective amendment may also add, update or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or post-effective amendment, you should rely on the prospectus supplement or post-effective amendment, as applicable. Before purchasing any securities, you should carefully read this prospectus, any post-effective amendment, and any applicable prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information.”

Neither we nor the Registered Holders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any post-effective amendment, or any applicable prospectus supplement prepared by or on behalf of us or to which we have referred you. We and the Registered Holders take no responsibility for and can provide no assurance as to the reliability of any other information that others may give you. We and the Registered Holders will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, any post-effective amendment and any applicable prospectus supplement to this prospectus is accurate only as of the date on its respective cover. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus contains, and any post-effective amendment or any prospectus supplement may contain, market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. We believe this information is reliable as of the applicable date of its publication, however, we have not independently verified the accuracy or completeness of the information included in or assumptions relied on in these third-party publications. In addition, the market and industry data and forecasts that may be included in this prospectus, any post-effective amendment or any prospectus supplement may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” contained in this prospectus, any post-effective amendment and the applicable prospectus supplement. Accordingly, investors should not place undue reliance on this information.

We own or have rights to trademarks, trade names and service marks that we use in connection with the operation of our business. In addition, our name, logos and website name and address are our trademarks or service marks. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this prospectus are listed without the applicable ®, ™ and SM symbols, but we will assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and service marks. Other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

On July 21, 2023 (the “Closing Date”), we consummated the previously announced business combination pursuant to that certain Business Combination Agreement, dated as of December 12, 2022 (as amended, the “Business Combination Agreement”), as amended on April 27, 2023 by and among AEON Biopharma, Inc. (f/k/a Priveterra Acquisition Corp.) (“AEON”), AEON Biopharma Sub, Inc. (f/k/a AEON Biopharma Inc.) (“Old AEON”), and Priveterra Merger Sub, Inc., a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub merged with and into Old AEON, with Old AEON surviving the merger as a wholly-owned subsidiary of AEON (the “Business Combination” and, collectively with the other transactions described in the Business Combination Agreement, the “Transactions”). On the Closing Date, and in connection with the closing of the Transactions (the “Closing”), we changed our name to AEON Biopharma, Inc.

Unless otherwise stated, in this prospectus, when we refer to “AEON,” the “Combined Company,” “New AEON,” “we” or “us” we mean the entity that remains following the Business Combination. Additionally, unless otherwise stated, in this prospectus, when we refer to “Old AEON” or “Priveterra”, we are referring to each respective entity before the consummation of the Business Combination.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements may be preceded by, followed by or include the words “believes”, “estimates”, “expects”, “projects”, “forecasts”, “may”, “will”, “should”, “seeks”, “plans”, “scheduled”, “anticipates” or “intends” or similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations.

These forward-looking statements speak only as of the date of this prospectus and are subject to a number of important factors that could cause actual results to differ materially from those in the forward-looking statements, including the risks, uncertainties and assumptions described under the section in this prospectus titled “Risk Factors.” These forward-looking statements are subject to numerous risks, including, without limitation, the following:

the projected financial information, anticipated growth rate, and market opportunities of AEON;

the ability to maintain the listing of Common Stock and the Warrants on NYSE American;

AEON’s public securities’ potential liquidity and trading;

AEON’s ability to raise financing in the future;

AEON’s success in retaining or recruiting, or changes required in, officers, key employees or directors, or;

factors relating to the business, operations and financial performance of AEON, including:

the initiation, cost, timing, progress and results of research and development, or R&D, activities, preclinical studies or clinical trials with respect to AEON’s current and potential future product candidates;

AEON’s ability to identify, develop and commercialize its main product candidate, botulinum toxin complex, ABP-450 (prabotulinumtoxinA) injection, or ABP-450;

AEON’s ability to obtain a Biologics License Application, or BLA, for therapeutic uses of ABP-450;

AEON’s ability to advance its current and potential future product candidates into, and successfully complete, preclinical studies and clinical trials;

AEON’s ability to obtain and maintain regulatory approval of its current and potential future product candidates, and any related restrictions, limitations and/or warnings in the label of an approved product candidate;

AEON’s ability to obtain funding for its operations;

AEON’s ability to obtain and maintain intellectual property protection for its technologies and any of its product candidates;

AEON’s ability to successfully commercialize its current and any potential future product candidates;

the rate and degree of market acceptance of AEON’s current and any potential future product candidates;

regulatory developments in the United States and international jurisdictions;

potential liability, lawsuits and penalties related to AEON’s technologies, product candidates and current and future relationships with third parties;

AEON’s ability to attract and retain key scientific and management personnel;

AEON’s ability to effectively manage the growth of its operations;

AEON’s ability to contract with third-party suppliers and manufacturers and their ability to perform adequately under those arrangements, particularly the Daewoong Agreement (as defined in this prospectus);

AEON’s ability to compete effectively with existing competitors and new market entrants;

potential effects of extensive government regulation;

AEON’s future financial performance and capital requirements;

AEON’s ability to implement and maintain effective internal controls;

the impact of supply chain disruptions; and

the impact of the COVID-19 pandemic on AEON’s business, including its preclinical studies, clinical studies and potential future clinical trials.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment and a competitive industry. New risks and uncertainties may emerge from time to time, and it is not possible for management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make in this prospectus. As a result of these factors, although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.

You should read this prospectus completely and with the understanding that our actual future results may be materially different from our expectations. We qualify all of our forward-looking statements by these cautionary statements. You should read this prospectus and the documents that have been filed as Exhibits hereto with the understanding that the actual future results, levels of activity, performance, events and circumstances of AEON may be materially different from what is expected.

PROSPECTUS SUMMARY

This summary highlights, and is qualified in its entirety by, the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information that may be important to you in making your investment decision. You should read this entire prospectus carefully, especially the “Risk Factors” section beginning on page 8 and our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our Common Stock or Warrants.

Overview

AEON is a clinical stage biopharmaceutical company focused on developing a proprietary botulinum toxin complex, or ABP-450, for debilitating medical conditions, with an initial focus on the neurology and gastroenterology markets. AEON plans to develop ABP-450 to address the estimated $3.0 billion global therapeutic botulinum toxin market, which is projected to grow to $4.4 billion in 2027. ABP-450 is the same botulinum toxin complex that is currently approved and marketed for cosmetic indications by Evolus, Inc. under the name Jeuveau. ABP-450 is manufactured by Daewoong (as defined in this prospectus) in compliance with current good manufacturing practices, or cGMP, in a facility that has been approved by the United States Food and Drug Administration, or the FDA, Health Canada, and the European Medicines Agency, or the EMA. AEON has exclusive development and distribution rights for therapeutic indications of ABP-450 in the United States, Canada, the European Union, the United Kingdom, and certain other international territories. AEON has built a highly experienced management team with specific experience in biopharmaceutical and botulinum toxin development and commercialization.

Botulinum toxins have proven to be a highly versatile therapeutic biologic, with over 230 therapeutic uses documented in published scientific literature and nine approved therapeutic indications in the United States. AEON’s initial development programs for ABP-450 are directed at migraine, cervical dystonia and gastroparesis. AEON selected these initial indications based on a comprehensive and proprietary product assessment screen designed to identify indications where AEON believes ABP-450 can deliver significant value to patients, physicians and payors and where its clinical, regulatory and commercial characteristics suggest viability. AEON believes that ABP-450 has application in a broad range of indications and we plan to continue to explore additional indications that satisfy AEON’s product assessment screens.

Background

We were incorporated as Priveterra Acquisition Corp. on November 17, 2020. On July 21, 2023, we closed the Business Combination with Old AEON, as a result of which Old AEON became a wholly-owned subsidiary of ours, and we changed our name to AEON Biopharma, Inc. We are the legal acquirer of Old AEON in the Business Combination, and have been deemed to be the accounting acquirer of Old AEON. Old AEON is considered a variable interest entity, or a VIE, and we will be considered the primary beneficiary as our ownership will provide the power to direct the activities that most significantly impact AEON’s performance and the obligation to absorb the losses and/or receive the benefits of AEON that could potentially be significant to AEON.

At the effective time of the Business Combination, or the Effective Time, (i) each outstanding share of Old AEON common stock (on an as-converted basis after taking into effect the conversion of the outstanding warrants of Old AEON exercisable for shares of Old AEON preferred stock, the conversion of the shares of Old AEON preferred stock into Old AEON common stock in accordance with the governing documents of Old AEON as of the Effective Time, the conversion of the outstanding convertible notes of Old AEON into Old AEON common stock in accordance with the terms of such convertible notes and after giving effect to the issuance of Old AEON common stock in connection with the merger of ABP Sub, Inc. with and into Old AEON, or the Subsidiary Merger) issued and outstanding immediately prior to the Effective Time converted into the right to receive approximately 2.328 shares of our Common Stock. In addition, each share of Priveterra Class B common stock, or the Founder Shares, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time converted into one share of Common Stock (of which 3,450,000 Founder Shares are subject to certain vesting and forfeiture conditions).

Committed Financing Agreements

On January 6, 2023, Old AEON and Priveterra entered into Committed Financing Agreements with each of Alphaeon 1 LLC (“A1”) and Daewoong Pharmaceutical Co., Ltd. (“Daewoong”, and together with A1, the “Committed Financing Investors” and such agreements, the “Original Committed Financing Agreements”), pursuant to which the Committed Financing Investors agreed to purchase, and Priveterra and Old AEON agreed to sell to the Committed Financing Investors, $20 million aggregate principal of interim notes convertible into an aggregate of 2,857,143 shares of common stock of Priveterra, for a purchase price of $7.00 per share pursuant to the Original Committed Financing Agreements.

Pursuant to its Original Committed Financing Agreement, on March 9, 2023, A1 executed an Interim Note Subscription Agreement (the “Original A1 Note Subscription Agreement”) for the subscription of $15 million aggregate principal of interim notes issued by Old AEON. On June 23, 2023, A1 entered into an amendment to its Original A1 Note Subscription Agreement (the “Amended A1 Note Subscription Agreement”) to add the subscription of $20 million additional aggregate principal of interim notes convertible into 2,857,143 shares of Priveterra Class A Common Stock, for a purchase price of $7.00 per share pursuant to the Additional Committed Financing Agreement.

Pursuant to its Original Committed Financing Agreement, on June 27, 2023, Daewoong executed a Note Subscription Agreement (the “Daewoong Note Subscription Agreement” and together with the Amended A1 Note Subscription Agreement, the “Note Subscription Agreements”), pursuant to which Daewoong agreed to purchase, and Priveterra and Old AEON agreed to sell to Daewoong, an additional aggregate $5 million aggregate principal of interim notes convertible into 714,285 shares of Common Stock of Old AEON after the Closing, for a purchase price of $7.00 per share.

At the closing of the Business Combination, the interim notes held by A1, including interest accrued pursuant to the Original A1 Note Subscription Agreement, and Daewoong converted into an aggregate of 5,797,611 shares of Common Stock.

Forward Purchase Agreements

On June 29, 2023, Priveterra and Old AEON entered into separate agreements (each a “Forward Purchase Agreement”, and together, the “Forward Purchase Agreements”) with each of (i) ACM ARRT J LLC and (ii) Polar Multi-Strategy Master Fund (“Polar”, and each of ACM ARRT J LLC and Polar, individually, a “Seller”, and together, the “Sellers”) for OTC Equity Prepaid Forward Transactions. For purposes of each Forward Purchase Agreement, Priveterra is referred to as the “Counterparty” prior to the consummation of the Business Combination, while AEON is referred to as the “Counterparty” after the consummation of the Business Combination. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Forward Purchase Agreements.

Pursuant to the terms of the Forward Purchase Agreements, the Sellers intend, but are not obligated, to purchase up to 7,500,000 shares of Priveterra Class A Common Stock in the aggregate concurrently with the Closing pursuant to each Seller’s respective FPA Funding Amount PIPE Subscription Agreement (as defined below), less the number of shares of Priveterra Class A Common Stock purchased by each Seller separately from third parties through a broker in the open market (the “Recycled Shares”). No Seller shall be required to purchase an amount of shares of Priveterra Class A Common Stock such that following such purchase, that Seller’s ownership would exceed 9.9% of the total shares of Priveterra Class A Common Stock outstanding immediately after giving effect to such purchase, unless such Seller, at its sole discretion, waives such 9.9% ownership limitation. The Number of Shares subject to a Forward Purchase Agreement is subject to reduction following a termination of the Forward Purchase Agreements with respect to such shares as described under “Optional Early Termination” in the respective Forward Purchase Agreements.

PIPE Subscription Agreements

On June 29, 2023, Priveterra entered into separate subscription agreements (the “FPA Funding Amount PIPE Subscription Agreements”) with each of ACM ARRT J LLC and Polar (collectively, the “FPA Funding PIPE Investors”). Pursuant to the FPA Funding Amount PIPE Subscription Agreements, the FPA Funding PIPE Investors agreed to subscribe for and purchase, and Priveterra agreed to issue and sell to the FPA Funding PIPE Investors, on the Closing, an aggregate of 7,500,000 shares of Priveterra Class A Common Stock, less the Recycled Shares in connection with the Forward Purchase Agreements.

Also on June 29, 2023, Priveterra entered into separate subscription agreements (the “New Money PIPE Subscription Agreements” and together with the FPA Funding Amount PIPE Subscription Agreements, the “PIPE Subscription Agreements”) with each of ACM ASOF VIII Secondary-C LP and Polar (each, a “New Money PIPE Investor” and collectively, the “New Money PIPE Investors”). Pursuant to the New Money PIPE Subscription Agreements, the New Money PIPE Investors agreed to subscribe for and purchase, and Priveterra agreed to issue and sell to the New Money PIPE Investors, on the Closing Date, an aggregate of 1,000,000 shares of Priveterra Class A Common Stock for a purchase price of $7.00 per share, for aggregate gross proceeds of $7 million.

Pursuant to its New Money PIPE Subscription Agreement, Priveterra issued 75,000 shares of Priveterra Class A Common Stock to Midtown Madison Management LLC, an affiliate of ACM ASOF VIII Secondary-C LP, which are subject to a lock-up period of 180 calendar days immediately following the Closing, as a structuring fee in consideration of certain services provided by it in the structuring of its Forward Purchase Agreement and the transactions described therein.

Letter Agreements

On June 29, 2023, Priveterra Sponsor, LLC (“Sponsor”) entered into separate letter agreements (each, a “Letter Agreement” and collectively, the “Letter Agreements”) with each of ACM ASOF VIII Secondary-C LP and Polar. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Letter Agreements.

Pursuant to the Letter Agreements, in the event that the Transfer VWAP (as defined in the Letter Agreements) for the shares of Priveterra Class A Common Stock purchased pursuant to the New Money PIPE Subscription Agreements that are Transferred during the Measurement Period (the “Transferred PIPE Shares”) is less than $7.00 per share, then (i) ACM ASOF VIII Secondary-C LP and Polar shall be entitled to receive a number of additional shares of Priveterra Class A Common Stock that have been registered for resale by the Company under an effective resale registration statement pursuant to the Securities Act, under which ACM ASOF VIII Secondary-C LP and Polar may sell or transfer such shares of Priveterra Class A Common Stock in an amount that is equal to the lesser of (A) a number of shares of Priveterra Class A Common Stock equal to the Make-Whole Amount divided by the VWAP (measured as of the date the Additional Shares are Transferred to ACM ASOF VIII Secondary-C LP or Polar, as applicable) and (B) 400,000 shares of Priveterra Class A Common Stock (the “Additional Shares”) and (ii) Sponsor shall promptly (but in any event within fifteen (15) business days) after the Measurement Date, transfer the Additional Shares to ACM ASOF VIII Secondary-C LP or Polar, as applicable. For the avoidance of doubt, in the event the Transfer VWAP for the Transferred PIPE Shares is equal to or more than $7.00 per share, then neither ACM ASOF VIII Secondary-C LP nor Polar shall be entitled to any Additional Shares. “Make-Whole Amount” means an amount equal to the product of (A) $7.00 minus the Transfer VWAP multiplied by (B) the number of Transferred PIPE Shares.

Additional PIPE Subscription Agreements

On June 28, 2023, Priveterra entered into 10 separate subscription agreements (the “Round Lot Holder Subscription Agreements” and, together with the PIPE Subscription Agreements, the “PIPE Investments”) with certain counterparties, each for the subscription of 100 shares of Priveterra Class A common stock at a purchase price of $7.00 per share, for an aggregate purchase price of $7,000.

Lock-Up Restrictions

We amended our bylaws in connection with the Business Combination to, among other things, provide that, subject to certain exceptions, each of the stockholders of Old AEON immediately prior to the Business Combination and the former directors, officers and employees of Old AEON as of the Closing that had restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing (collectively, the “Lock-up Holders”) may not sell, assign, or transfer any shares (the “Lock-up”) of Common Stock issued to such Lock-up Holders as consideration in the Business Combination (the “Lock-up Shares”), subject to certain permitted transfers, until the earliest of (i) the one year anniversary of the Closing and (ii) the date upon which there occurs the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the public stockholders of AEON having the right to exchange their Common Stock for cash, securities or other property, except that (i) 50% of such shares held by certain stockholders of Old AEON that entered into support agreements with Old AEON (“Old AEON Supporting Stockholders”) are subject to early release from the Lock-up if the volume weighted average price of Common Stock exceeds $12.50 for 20 trading days within any 30-trading day period beginning 150 days following the Closing Date, and (ii) the remaining 50% of such shares held by the Old AEON Supporting Stockholders are subject to early release from the Lock-up if the volume weighted average price of Common Stock exceeds $15.00 for 20 trading days within any 30-trading day period beginning 150 days following the Closing Date. In addition, concurrently with the execution of the Business Combination Agreement, the Sponsor and certain Priveterra insiders party thereto entered into a sponsor agreement, or the Sponsor Agreement, pursuant to which fifty percent (50)% of the 6,900,000 Founder Shares, or the contingent founder shares, are subjected to certain time and performance-based vesting provisions. With certain exceptions, the Sponsor agreed that it will not transfer any Founder Shares until the one-year anniversary of the Closing, consistent with the provisions under Section 7.14 of our bylaws.

The rights of holders of our Common Stock and Warrants are governed by our amended and restated certificate of incorporation (the “certificate of incorporation”), our amended and restated bylaws (the “bylaws”), and the Delaware General Corporation Law (the “DGCL”), and, in the case of the Warrants, the Warrant Agreement, dated as of February 8, 2021, between Priveterra Acquisition Corp. and Continental Stock Transfer & Trust Company (the “Warrant Agreement”). See the section titled “Description of Our Securities.”

Risk Factors

The following is a summary of the principal risks to which AEON’s business, operations and financial performance is subject. Each of these risks is more fully described in the individual risk factors set forth under “Risk Factors” in this prospectus. Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of AEON.

Risks Related to Our Business Operations and Financial Position

●	We have a limited operating history and have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future. If we ever achieve profitability, we may not be able to sustain it.
●	Our future success currently depends entirely on the successful and timely regulatory approval and commercialization of our only product candidate, ABP-450. The development and commercialization of pharmaceutical products is subject to extensive regulation, and we may not obtain regulatory approvals for ABP-450 in any of the indications for which we plan to develop it on a timely basis or at all.
●	Enrollment and retention of patients in clinical studies is an expensive and time-consuming process and could be delayed, made more difficult or rendered impossible by multiple factors outside our control. If we experience delays or difficulties in enrolling patients in clinical studies, our receipt of necessary regulatory approval could be delayed or prevented.
●	We require additional financing to fund our future operations, and a failure to obtain additional capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our operations.
●	We have concluded that we do not have sufficient cash to fund our operations and to meet our obligations as they become due within one year from the date that our consolidated financial statements are issued and as a result, there is substantial doubt about our ability to continue as a going concern.
●	ABP-450 may cause undesirable side effects or have other properties that could delay or prevent its regulatory approval in any of our proposed therapeutic indications, limit its commercial potential or result in significant negative consequences following any potential marketing approval.
●	Interim or preliminary data from our clinical studies that we may announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
●	Due to our limited resources and access to capital, we must prioritize development of certain therapeutic uses of ABP-450; these decisions may prove to be wrong and may adversely affect our business.
●	We may not be successful in obtaining an original BLA that contemplates exclusively therapeutic uses of ABP-450.
●	Even if ABP-450 receives regulatory approval for any of our proposed indications, it may fail to achieve the broad degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.
●	Even if we receive marketing approval, coverage and adequate reimbursement may not be available for ABP-450 in any currently proposed or future therapeutic indications, which could make it difficult for us to sell the product profitably, if approved.

●	ABP-450, if approved in any currently proposed or future therapeutic indications, will face significant competition and our failure to effectively compete may prevent us from achieving significant market penetration and expansion.
●	If we are unable to establish sales and marketing capabilities on our own or through third parties, we will be unable to successfully commercialize ABP-450, if approved in any proposed therapeutic indication, or generate product revenue.
●	We will need to grow the size of our organization, and we may experience difficulties in managing this growth.
●	Our employees, independent contractors, consultants, commercial collaborators, principal investigators, vendors and other agents may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.
●	If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of ABP-450.
●	If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop ABP-450 in any of our proposed therapeutic indications, conduct our clinical studies and commercialize ABP-450.

Risks Related to Our Reliance on Third Parties

●	We rely on our License & Supply Agreement, effective as of December 20, 2019, as amended, with Daewoong, or the Daewoong Agreement, to provide us exclusive rights to commercialize and distribute ABP-450 in certain territories. Any termination or loss of significant rights, including exclusivity, under the Daewoong Agreement would materially and adversely affect our development or commercialization of ABP-450.
●	We currently rely solely on Daewoong to manufacture ABP-450, and as such, any production or other problems with Daewoong could adversely affect us. The manufacture of biologics is complex and Daewoong may encounter difficulties in production that may impact our ability to provide supply of ABP-450 for clinical studies, our ability to obtain marketing approval, or our ability to obtain commercial supply of our products, which, if approved, could be delayed or stopped.
●	A material breach by us of the terms of our license and settlement agreement with Medytox, Inc. could have a material adverse effect on our business.
●	We rely, and will continue to rely, on third parties and consultants to conduct all of our preclinical studies and clinical studies. If these third parties or consultants do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for ABP-450.

Risks Related to Intellectual Property

●	If we or any of our current or future licensors, including Daewoong, are unable to maintain, obtain or protect intellectual property rights related to ABP-450 and any future product candidates we may develop, or if the scope of any protection obtained is not sufficiently broad, we may not be able to compete effectively in our market.
●	Third-party claims of intellectual property infringement, misappropriation or violation, or challenges related to the invalidity or unenforceability of any issued patents we may obtain or in-license may prevent or delay our development and commercialization efforts or otherwise adversely affect our results of operations.
●	Our rights to develop and commercialize ABP-450 and future product candidates are subject, in part, to the terms and conditions of licenses granted to us by others, including Daewoong. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

●	We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or asserting ownership of what we regard as our own intellectual property.

Corporate Information

We were incorporated under the laws of the state of Delaware on November 17, 2020 under the name Priveterra Acquisition Corp. Upon the closing of the Business Combination, we changed our name to AEON Biopharma, Inc. Our Common Stock and Warrants are listed on NYSE American under the symbols “AEON” and “AEON WS,” respectively. Our principal executive offices are located at 5 Park Plaza, Suite 1750, Irvine, California 92614, and our telephone number is (949) 354-6499. Our website address is www.aeonbiopharma.com. The information contained in, or accessible through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);
●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
●	exemptions from the requirements of holding a nonbinding advisory vote of stockholders on executive compensation, stockholder approval of any golden parachute payments not previously approved and having to disclose the ratio of the compensation of our chief executive officer to the median compensation of our employees.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of Priveterra’s initial public offering. However, if (i) our annual gross revenue exceeds $1.235 billion, (ii) we issue more than $1.0 billion of non-convertible debt in any three-year period or (iii) we become a “large accelerated filer” (as defined in Rule 12b-2 under the Exchange Act of 1934, as amended, or the Exchange Act) prior to the end of such five-year period, we will cease to be an emerging growth company. We will be deemed to be a “large accelerated filer” at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months and (c) have filed at least one annual report pursuant to the Exchange Act.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

THE OFFERING

Shares of Common Stock offered by us	18,867,910 shares issuable upon exercise of Warrants and options or settlement of restricted stock units.

Shares of Common Stock offered by the Registered Holders	32,066,841 shares.

Shares of Common Stock outstanding prior to the exercise of all Warrants, options referenced above	37,155,536 shares (as of July 21, 2023).

Warrants offered by the Registered Holders	5,280,000 Warrants.

Warrants outstanding	14,480,000 Warrants (as of July 21, 2023).

Exercise price per share pursuant to the Warrants	$11.50

Use of proceeds

We will not receive any proceeds from the sale of shares by the Registered Holders. We will receive the proceeds from any exercise of the Warrants or options for cash, which we intend to use for general corporate and working capital purposes. See “Use of Proceeds” on page 53 for additional information.

Risk factors

You should carefully read the “Risk Factors” beginning on page 8 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our Common Stock or Warrants.

NYSE American symbol for our Common Stock	“AEON”

NYSE American symbol for our Warrants	“AEON WS”

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in our Common Stock or Warrants. Our business, financial condition, results of operations, or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our Common Stock and Warrants could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.

Risks Related to Our Business Operations and Financial Position

We have a limited operating history and have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future. If we ever achieve profitability, we may not be able to sustain it.

We are a clinical stage biopharmaceutical company with a limited operating history. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. Old AEON was originally incorporated in 2012 but did not begin focusing its efforts and financial resources on the clinical development and regulatory approval of ABP-450 for therapeutic indications until 2019. The operating history upon which investors must evaluate our business and prospects is limited. Consequently, any predictions about our future success, performance or viability may not be as accurate as they could be if we had a longer operating history or a history of commercial operations. In addition, as an organization, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in the biopharmaceutical market. To date, we have not obtained any regulatory approvals for ABP-450 or generated any revenue from product sales relating to therapeutic uses of ABP-450.

Because we have not yet received regulatory approvals, we are not permitted to market ABP-450 for therapeutic use in the United States or in any other territory, and as such, we have not generated any revenue from sales of ABP-450 to date. We have recorded losses from operations of $48.4 million and $65.8 million for the years ended December 31, 2022 and 2021, respectively, and we recorded net losses of $27.0 million and $23.5 million for the six months ended June 30, 2023 and 2022, respectively. As a result of our ongoing losses, as of June 30, 2023, we had an accumulated deficit of 507.9 million. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to seek regulatory approval for, and begin to commercialize, ABP-450, if approved. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity (deficit) and working capital. Because of the numerous risks and uncertainties associated with drug development, we are unable to accurately predict the timing or amount of increased expenses, or when, if at all, we will be able to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, may adversely affect the market price of Common Stock and our ability to raise capital and continue operations.

Our management has concluded that uncertainties around our ability to raise additional capital raise substantial doubt about our ability to continue as a going concern. We will require additional financing to fund our future operations. Any failure to obtain additional capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our operations.

We have concluded that we do not have sufficient cash to fund our operations and to meet our obligations as they become due within one year from the date that our consolidated financial statements are issued and as a result, there is substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is an issue raised as a result of ongoing operating losses and a lack of financing commitments to meet cash requirements, and is subject to our ability to generate a profit or obtain appropriate financing from outside sources, including obtaining additional funding from the sale of our securities or obtaining loans from third parties where possible. While the Business Combination provided some capital, it is unlikely to be sufficient to remove the doubt about our ability to continue as a going concern and we will need to raise additional capital to fund our operations. We cannot assure you that we will be able to raise additional capital on commercially reasonable terms or at all. If we cannot continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that our stockholders may lose some or all of their investment in us.

We expect that we will continue to expend substantial resources for the foreseeable future in order to complete development of and seek regulatory approval for ABP-450 for the treatment of migraine, cervical dystonia and gastroparesis, identify future potential therapeutic applications for ABP-450 and establish sales and marketing capabilities to commercialize ABP-450 across any approved indications.

The net proceeds from the Business Combination, along with our cash and committed financings, are sufficient to fund our operating plan through at least June 30, 2024. We have based these estimates, however, on assumptions that may prove to be wrong, and we could spend our available capital resources much faster than we currently expect or require more capital to fund our operations than we currently expect. Our future capital requirements depend on many factors, including:

●	the timing of, and the costs involved in, obtaining regulatory approvals for ABP-450 in our proposed therapeutic indications;
●	the scope, progress, results and costs of researching and developing ABP-450, and conducting preclinical and clinical studies, including any determination we make as to whether to cease its migraine open label extension study;
●	the cost of commercialization activities if ABP-450 is approved in any of our proposed therapeutic indications for sale, including marketing, sales and distribution costs;
●	costs under our third-party manufacturing and supply arrangements for ABP-450 and any products we commercialize;
●	the degree and rate of market acceptance of ABP-450 or any future approved products;
●	the emergence, approval, availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing products;
●	costs associated with any acquisition or in-license of products and product candidates, technologies or businesses, and the terms and timing of any strategic collaboration or other arrangement; and
●	costs of operating as a public company.

If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidate(s), technologies, future revenue streams or research programs or may have to grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings or offerings of securities convertible into our equity, the ownership interest of stockholders will be diluted and the terms of any such securities may have a preference over our Common Stock. Debt financing, receivables financing and royalty financing may also be coupled with an equity component, such as warrants to purchase our capital stock, which could also result in dilution of our existing stockholders’ ownership, and such dilution may be material. Additionally, if we raise additional capital through debt financing, we will have increased fixed payment obligations and may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures to meet specified financial ratios, and other operational restrictions, any of which could restrict our ability to commercialize ABP-450 in our proposed therapeutic indications or to operate as a business and may result in liens being placed on our assets. If we were to default on any of our indebtedness, we could lose such assets. Additional funding may not be available on acceptable terms, or at all. The global credit and financial markets have experienced volatility and disruptions recently, including diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly or more dilutive.

Our future success currently depends entirely on the successful and timely regulatory approval and commercialization of our only product candidate, ABP-450. The development and commercialization of pharmaceutical products is subject to extensive regulation, and we may not obtain regulatory approvals for ABP-450 in any of the indications for which we plan to develop it on a timely basis or at all.

Marketing approval of biologics in the United States requires the submission of a BLA to the FDA. A BLA must be supported by extensive clinical and preclinical data, as well as extensive information regarding pharmacology, chemistry, manufacturing and controls. FDA approval of a BLA is not guaranteed, and the review and approval process is an expensive and uncertain process that may take several years. The FDA also has substantial discretion in the approval process. The number and types of preclinical studies and clinical studies that will be required for BLA approval varies depending on the product candidate, the disease or the condition that the product candidate is designed to treat and the regulations applicable to any particular product candidate.

The FDA, the EMA, and other regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including the following:

a product candidate may not be deemed safe, effective, pure or potent;

the data from preclinical studies and clinical studies may not be deemed sufficient;

the FDA, the EMA and other regulatory agencies might not approve our third-party manufacturers’ processes or facilities;

deficiencies in the formulation, quality control, labeling, or specifications of a product candidate or in response to citizen petitions or similar documents filed in connection with the product candidate;

a general requirement intended to address risks associated with a class of drugs, such as a new risk evaluation and mitigation strategy, or REMS, requirement for botulinum toxins;

the enactment of new laws or promulgation of new regulations that change the approval requirements; or

the FDA, the EMA and other regulatory agencies may change their approval policies or adopt new regulations.

If ABP-450 fails to demonstrate safety and efficacy in our clinical studies or does not gain approval in any of our proposed therapeutic indications, our business and results of operations will be materially and adversely harmed.

We are currently pursuing three main therapeutic indications for ABP-450, and our business presently depends entirely on our ability to obtain regulatory approvals for ABP-450 for our planned indications and to successfully commercialize it in a timely manner. To date, as an organization, we have completed one clinical study related to the therapeutic use of ABP-450 for the treatment of cervical dystonia. We have no biological products currently approved for sale and we may never be able to develop marketable products. We are not permitted to market ABP-450 in the United States until we receive approval of a BLA from the FDA, in the European Union until we receive approval of a marketing authorization application, or MAA, from the EMA, in Canada until we receive approval of a new drug submission, or NDS, from Health Canada or in any other countries permitted under the Daewoong Agreement, until we receive the requisite approval from the applicable regulatory authorities in such countries. We will need to conduct a significant amount of clinical testing before we receive regulatory approval for any of our planned indications, and we do not know if or when we will receive any such approvals or whether we will need to make modifications or significant additional expenditures to obtain any such approvals. We can provide no assurances that ABP-450 will be successful in clinical studies or will ultimately receive regulatory approval in any therapeutic indication. Even if ABP-450 demonstrates efficacy, our injection protocols, including the selection of injection sites and amount of product injected at each injection site, may produce negative or inconclusive results or may result in the occurrence of serious adverse events. In addition, if we receive approval in one country for an indication, we may not receive a similar approval in any other jurisdiction, or in the same country for a different indication.

Even if regulatory approvals for one or more of our therapeutic indications are obtained, we may never be able to successfully commercialize ABP-450. We will need to transition at some point from a company with a development focus to a company capable of supporting commercial activities, including by obtaining approval for coverage and adequate reimbursement from third-party and government payors, but we may not be successful in such a transition. Accordingly, we may not be able to generate sufficient revenue through the sale of ABP-450 in each of our therapeutic indications to continue our business.

Clinical product development involves a lengthy, expensive and uncertain process. We may incur greater costs than we anticipate or encounter substantial delays or difficulties in our clinical studies.

We may not commercialize, market, promote or sell any product candidate without obtaining marketing approval from the FDA, the EMA or other regulatory agencies, and we may never receive such approvals. Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. As a company, we are conducting and overseeing the conduct of preclinical and clinical studies of ABP-450 through contracts with CROs. We cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical studies can occur at any stage of testing. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical studies have nonetheless failed to obtain marketing approval of their products.

We may experience numerous unforeseen events prior to, during, or as a result of, clinical studies that could delay or prevent our ability to receive marketing approval or to commercialize ABP-450 in our proposed therapeutic indications, including the following:

●	delays in reaching a consensus with regulatory authorities on the design or implementation of our clinical studies;
●	regulators or institutional review boards and ethics committees may not authorize us or our investigators to commence a clinical study or conduct a clinical study at a prospective study site;
●	delays in reaching agreement on acceptable terms with prospective CROs and clinical study sites;
●	delays or failures by Daewoong to comply with cGMPs or other applicable requirements, or to provide sufficient supply of ABP-450 for use in our clinical studies;
●	the number of patients required for clinical studies of ABP-450 in our proposed therapeutic indications may be larger than we anticipate, enrollment in these clinical studies may be slower than we anticipate, participants may drop out of these clinical studies at a higher rate than we anticipate or fail to return for post-treatment follow-up or we may fail to recruit suitable patients to participate in a study;
●	clinical studies of ABP-450 in our proposed therapeutic indications may produce negative or inconclusive results;
●	imposition of a clinical hold by regulatory authorities as a result of a serious adverse event, concerns with a class of product candidates or after an inspection of our clinical study operations, study sites or manufacturing facilities;
●	occurrence of serious adverse events associated with ABP-450 in any of our proposed therapeutic indications that are viewed to outweigh its potential benefits;
●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;
●	we may decide, or regulators may require us, to conduct additional clinical studies or abandon product development programs; or
●	the impacts of the COVID-19 pandemic on our ongoing and planned clinical studies.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue from future product sales or other sources. In addition, if we make manufacturing or formulation changes to ABP-450, we may need to conduct additional testing to bridge our modified product candidate to earlier versions. Clinical study delays could also shorten any periods during which we may have the exclusive right to commercialize ABP-450, if approved in any currently proposed or future therapeutic indications, or allow our competitors to bring competing products to market before we do, which could impair our ability to successfully commercialize ABP-450 and may harm our business, financial condition, results of operations and prospects.

Additionally, if the results of our clinical studies are inconclusive or if there are safety concerns or serious adverse events associated with ABP-450 in any of our proposed therapeutic indications, we may:

●	be delayed in obtaining marketing approval, or not obtain marketing approval at all;
●	obtain approval for indications or patient populations that are not as broad as intended or desired;
●	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings or be subject to the addition of labeling statements, such as warnings or contraindications;
●	be subject to additional post-marketing testing requirements;
●	be required to perform additional clinical studies to support approval or be subject to additional post- marketing testing requirements;
●	have regulatory authorities withdraw, or suspend, their approval of the product or impose restrictions on its distribution in the form of a REMS;
●	be sued; or
●	experience damage to our reputation.

Our product development costs will also increase if we experience delays in testing or obtaining marketing approvals. We do not know whether any of our preclinical studies or clinical studies will begin as planned, need to be restructured or be completed on schedule, if at all. Additionally, the COVID-19 pandemic’s impact on our projected milestones is uncertain and cannot be predicted with confidence.

Further, we, the FDA, a foreign regulatory authority, an ethics committee or an institutional review board may suspend our clinical studies at any time if it appears that we or our collaborators are failing to conduct a study in accordance with regulatory requirements, including the FDA’s current Good Clinical Practice, or GCP, regulations, that we are exposing participants to unacceptable health risks, or if the FDA, the EMA or other regulatory agency finds deficiencies in our investigational new drug applications, or INDs, or clinical study applications, respectively, or the conduct of these studies. Moreover, to the extent our filing schedule for a new IND is dependent on further preclinical or manufacturing progress, we may not be able to file such INDs on the timelines we expect. Therefore, we cannot predict with any certainty the schedule for commencement and completion of future clinical studies. If we experience delays in the commencement or completion of our clinical studies, or if we terminate a clinical study prior to completion, the commercial prospects of ABP-450 could be negatively impacted, and our ability to generate revenue from ABP-450 may be delayed.

Additionally, certain of our scientific advisors or consultants who receive compensation from us are likely to be investigators for our future clinical studies. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA may therefore question the integrity of the data generated at the applicable clinical study site and the utility of the clinical study itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval of ABP-450 in one or more indications. If we experience delays in the completion of, or termination of, any clinical study of ABP-450, the commercial prospects of ABP-450 will be harmed, and our ability to generate product revenue will be delayed. Moreover, any delays in completing our clinical studies will increase our costs, slow down our development and approval process and jeopardize our ability to commence product sales and generate revenues which may harm our business, financial condition and prospects significantly.

Enrollment and retention of patients in clinical studies is an expensive and time-consuming process and could be delayed, made more difficult or rendered impossible by multiple factors outside our control. If we experience delays or difficulties in enrolling patients in clinical studies, our receipt of necessary regulatory approval could be delayed or prevented.

Identifying and qualifying patients to participate in our clinical studies is critical to our success. The number of patients suffering from cervical dystonia is small and other indications we may pursue may have similarly small patient populations. We may encounter difficulties in enrolling patients in our clinical studies and may compete against other clinical studies for the same pool of potential patients, thereby delaying or preventing development and approval of ABP-450 in any of our proposed therapeutic indications. For example, the activation of investigators and sites for our migraine prevention Phase 2 clinical study was initially slower than we expected. Even once enrolled, we may be unable to retain a sufficient number of patients to complete any of our studies on a timely basis or at all. Patient enrollment and retention in clinical studies depends on many factors, including the size of the patient population, the nature of the study protocol, the existing body of safety and efficacy data, the number and nature of competing treatments and ongoing clinical studies of competing therapies for the same indication, the proximity of patients to clinical study sites, the eligibility criteria for the study and other factors we may not be able to control that may limit patients, principal investigators or staff or clinical site availability, including the COVID-19 pandemic.

Our clinical studies were, and may in the future be, affected by the COVID-19 pandemic or similar occurrences. For example, the COVID-19 pandemic caused us to delay enrollment to institute new procedures for the safety of patients and investigators and may in the future further impact patient enrollment in our ongoing clinical studies.

Further, if patients drop out of our clinical studies, miss scheduled doses or follow-up visits, or otherwise fail to follow clinical study protocols, whether as a result of the COVID-19 pandemic or otherwise, the integrity of data from our clinical studies may be compromised or not accepted by the FDA or other regulatory authorities, which would represent a significant setback for the applicable program.

Our efforts to build relationships with patient communities may not succeed, which could result in delays in patient enrollment in our clinical studies. Any negative results we may report in clinical studies of ABP-450 in any of our proposed therapeutic indications may make it difficult or impossible to recruit and retain patients in other clinical studies of that same product candidate. Delays or failures in planned patient enrollment or retention, whether as a result of the COVID-19 pandemic or otherwise, may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop ABP-450 in any of our proposed therapeutic indications or could render further development impossible. In addition, we may rely on CROs and clinical study sites to ensure proper and timely conduct of our future clinical studies and, while we intend to enter into agreements governing their services, we will be limited in our ability to ensure their actual performance.

ABP-450 may cause undesirable side effects or have other properties that could delay or prevent its regulatory approval in any of our proposed therapeutic indications, limit its commercial potential or result in significant negative consequences following any potential marketing approval.

During the conduct of clinical studies, patients report changes in their health, including illnesses, injuries and discomforts, to their doctor. Often, it is not possible to determine whether or not the product candidate being studied caused or contributed to these conditions and regulatory authorities may draw different conclusions from us and require additional testing to confirm these determinations, if they occur. We are collecting data about ABP-450 from ongoing clinical and toxicology studies and any adverse events or undesirable side effects caused by, or other unexpected properties of, ABP-450 could cause us, any future collaborators, an Institutional Review Board, or IRB, or ethics committee or regulatory authorities to interrupt, delay or halt clinical studies of ABP-450 and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities.

In addition, it is possible that as we test ABP-450 in larger, longer and more extensive clinical studies, or as use of ABP-450 becomes more widespread if it receives regulatory approval for any of our proposed indications, that illnesses, injuries, discomforts and other adverse events that were not observed in earlier studies conducted by us, or, in the case of ABP-450, by others using the same botulinum toxin, as well as conditions that did not occur or went undetected in previous studies, will be reported by subjects or patients. Many times, side effects are only detectable after investigational products are tested in large-scale pivotal studies or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that ABP-450 has side effects or causes serious or life-threatening side effects in any of our proposed therapeutic indications, the development of ABP-450 in that indication may fail or be delayed. Additionally, there is the risk that as botulinum toxins other than

ABP-450 are approved for and studied in connection with a broader range of diseases and conditions and across a more diverse population, additional safety signals and other adverse events may be identified. All botulinum toxin products are required to include a class labeling that contains a boxed warning related to safety and we could be required to include additional warnings on our product labeling, if approved.

If ABP-450 receives regulatory approval, and we or others identify undesirable side effects of ABP-450, a number of potentially significant negative consequences could result, such as regulatory authorities revoking such approval or imposing additional restrictions on the marketing and promotion of the product, or we may be required to recall the product or implement changes to the way the product is administered.

We could also be sued and held liable for harm caused to patients, which could hinder commercial acceptance of ABP-450 and adversely affect our business, financial condition, results of operations and prospects.

Results of other parties’ clinical studies involving the same or a nearly identical botulinum toxin complex as ABP-450, or results in any preclinical studies we conduct, may not be predictive of future results of our clinical studies.

Success in clinical studies conducted by Daewoong and Evolus, Inc., or Evolus, involving a botulinum toxin that is identical or nearly identical to ABP-450 does not ensure that any clinical studies we conduct using ABP-450 will be successful and we will still need to submit our independently generated data to applicable regulatory agencies to support regulatory approval of ABP-450 in any of our proposed therapeutic indications. Similarly, success in any preclinical studies or clinical studies that we conduct will not ensure that later clinical studies will be successful. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical studies, even after positive results in earlier preclinical studies and earlier clinical studies. These setbacks have been caused by, among other things, preclinical findings made while clinical studies were underway and safety or efficacy observations made in clinical studies, including previously unreported adverse events. Notwithstanding any potential promising results in earlier studies, we cannot be certain that we will not face similar setbacks.

Additionally, our clinical studies may utilize an “open-label” trial design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate for either an existing approved drug or placebo. Most typically, open-label clinical studies test only the investigational product candidate and may do so at different dose levels. Open-label clinical studies are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical studies are aware when they are receiving treatment. Open-label clinical studies may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical studies may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical studies are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our product candidates when studied in a controlled environment with a placebo or active control.

Interim, topline or preliminary data from our clinical studies that we may announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, topline or preliminary data from our clinical studies, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a full analysis of all data related to the particular study. Interim and preliminary data for the studies we may complete are subject to the risk that one or more clinical outcomes may materially change as patient enrollment continues or more patient data become available. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. Interim, topline and preliminary data also remains subject to audit and verification procedures that may result in the final data being materially different from the preliminary data previously published. As a result, the interim, topline, or preliminary results that we report may differ from future results of the same trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated, and any interim, topline or preliminary data should be viewed with caution until final data is available. Material adverse changes in the final data could result in significant harm to our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of our product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical study is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular pharmaceutical or biological product, pharmaceutical or biological product candidate or our business. If the interim, topline or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for and commercialize our product candidate in any currently proposed or future therapeutic indications may be harmed, which could harm our business, operating results, prospects or financial condition.

Due to our limited resources and access to capital, we must prioritize development of certain therapeutic uses of ABP-450; these decisions may prove to be wrong and may adversely affect our business.

While our initial focus is on the development and approval of ABP-450 for the treatment of migraine, cervical dystonia and gastroparesis, a key element of our strategy is to identify additional conditions for which ABP-450 may be an effective therapy. However, there can be no assurances that we will be successful in identifying such conditions. Even if we are successful in identifying such conditions, we may experience difficulties in identifying a proper treatment regimen, or we may fail to secure regulatory approval for a particular indication. If we are unable to gain regulatory approval for indications in addition to the indications for the treatment of migraine, cervical dystonia and gastroparesis on which we are currently focused, or if FDA or other regulatory agencies require us to pursue a narrower indication than we have currently identified, we may be limited in our ability to grow our business.

Efforts to identify and pursue additional therapeutic uses of ABP-450 require substantial technical, financial and human resources, regardless of whether they are ultimately successful. Because we have limited financial and personnel resources, we may forgo or delay pursuit of opportunities with potential target indications that later prove to have greater commercial potential or a greater likelihood of success. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. We may focus our efforts and resources on potential therapeutic uses of ABP-450 that ultimately prove to be unsuccessful.

We may not be successful in obtaining an original BLA that contemplates exclusively therapeutic uses of ABP-450.

In order to market a biological product, an entity must submit and receive approval of a BLA. When a BLA application is approved in the first instance, it is an “original BLA” which is assigned a BLA number by the FDA. An approved “original BLA” may be supplemented, or amended, to incorporate changes, such as new indications, which the FDA must also approve. A BLA holder is legally responsible for all regulatory obligations associated with the BLA, including each supplement thereto, and is the only party that is authorized to submit a supplement. The form of BLA, original versus a supplement, is important because payors will generally consider the pricing for all products falling under the same BLA together when calculating reimbursement rates. Existing botulinum toxins, including Botox, are approved under a single BLA for both therapeutic and cosmetic indications. As a result, when payors calculate the average selling price, or ASP, of other botulinum toxins they include the sales prices of both therapeutic and cosmetic sales. The inclusion of a lower cosmetic sales price in the calculation of the ASP can cause physicians to lose money when treating patients with existing botulinum toxins and also creates a deterrent to providing payors and/or providers with rebates or other financial incentives.

Part of our regulatory strategy includes pursuing an original BLA that contemplates exclusively therapeutic uses of ABP-450. We are aware that Evolus has obtained a BLA for cosmetic indications of its Jeuveau product, which is substantially similar to ABP-450. However, given we are a separate legal entity from Evolus, we do not hold a BLA that could be supplemented to add our target indications. As such, we believe the filing of an original BLA for ABP-450 is the appropriate path for approval and, by filing an original BLA, we can limit it to exclusively therapeutic uses. If we are successful in obtaining an original BLA for therapeutic indications of ABP-450, we believe the ASP for ABP-450 would be calculated using only therapeutic sales, which should facilitate consistent and favorable reimbursement to physicians when they choose to use ABP-450 for therapeutic treatments, as well as our ability to provide payors and/or providers with rebates and other financial incentives. However, we cannot assure you that we will be able to obtain such a BLA, and we are aware of other companies that sell botulinum toxins for both therapeutic and aesthetic indications that have experienced regulatory issues and denials by the FDA that led them to abandon the approach of applying for separate original BLAs that would cover the separate markets. We believe these denials occurred, in part, because in those instances the applicant already possessed a BLA for the product in a different indication. In the event we are not able to obtain an original BLA, we may not be able to ensure the consistent pricing that we believe an original BLA would offer, and the anticipated ASP of our products could be adversely affected.

Even if ABP-450 receives regulatory approval for any of our proposed indications, it may fail to achieve the broad degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Even if ABP-450 receives marketing approval for one or more therapeutic indications, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community for those indications. The commercial success of ABP-450, if approved in any currently proposed or future therapeutic indications, will depend significantly on the broad adoption and use of the resulting product by physicians for approved indications. The degree of market acceptance of any product candidate, if approved for commercial sale, will depend on a number of factors, including but not limited to:

●	the convenience and ease of administration compared to alternative treatments and therapies;
●	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
●	the efficacy and potential advantages compared to alternative treatments and therapies;
●	the availability of third-party coverage and adequate reimbursement, and patients’ willingness to pay out-of-pocket in the absence of third-party coverage or adequate reimbursement;
●	the effectiveness of sales and marketing efforts;
●	the strength of our relationships with patient communities;
●	the timing of market introduction of our product candidate in relation to other potentially competitive products;
●	the cost of treatment in relation to alternative treatments and therapies;
●	the amount of upfront costs or training required for physicians to administer our product candidate;
●	our ability to offer such product for sale at competitive prices;
●	the strength of marketing and distribution support;
●	the presence or perceived risk of potential product liability claims;
●	the prevalence and severity of any side effects; and
●	any restrictions on the use of the product together with other medications.

Our efforts to educate physicians, patients, third party payors and others in the medical community on the benefits of our product candidates, if approved, may require significant resources and may never be successful.

If ABP-450 fails to gain market acceptance, this will have a material adverse impact on our ability to generate revenues to provide a satisfactory, or any, return on our investments. Even if some therapeutic indications achieve market acceptance, the market may prove not to be large enough to allow us to generate significant revenues.

Even if we receive regulatory approval for ABP-450 in any therapeutic indication, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, limit or delay additional regulatory approvals, limit or prohibit commercial distribution, prevent continued investigation and research and subject us to penalties if we fail to comply with applicable regulatory requirements. Additionally, ABP-450, if approved in any therapeutic indication, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

If regulatory approval is granted, ABP-450 will be subject to continual regulatory review by the FDA, the EMA and other similar regulatory authorities. Any regulatory approvals that we or our current or future collaborators receive for ABP-450 in any currently proposed or future therapeutic indication may also be subject to limitations on the approved indications for which the product may be marketed or to the conditions of approval, or such approvals may contain requirements for potentially costly post-marketing testing, including Phase IV clinical studies, and surveillance to monitor the safety and efficacy of the product. In addition, if the applicable regulatory agency approves ABP-450 in any therapeutic indication, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports and registration, as well as continued compliance with cGMP requirements and GCPs, for any clinical studies that we conduct post-approval. Later discovery of previously unknown problems with ABP-450, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

●	the imposition of restrictions on the marketing or manufacturing of the product, suspension or withdrawal of product approvals or revocation of necessary licenses;
●	the issuance of warning letters, show cause notices or untitled letters describing alleged violations, which may be publicly available;
●	mandated modifications to promotional materials or a requirement to provide corrective information to healthcare practitioners;
●	required revisions to the labeling, including limitation on approved uses or the addition of additional warnings, contraindications or other safety information;
●	a requirement to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;
●	the commencement of criminal investigations and prosecutions;
●	the suspension of any ongoing clinical studies;
●	a delay in approving or a refusal to approve pending applications or supplements to approved applications filed by us;
●	a refusal to permit products or active ingredients to be imported or exported to or from the United States or other applicable jurisdictions;
●	a suspension of operations or the imposition of restrictions on operations, including costly new manufacturing requirements;
●	a seizure or detention of products or a requirement that we initiate a product recall; and
●	injunctions or the imposition of civil or criminal penalties.

Additionally, if ABP-450 receives marketing approval for any of our proposed indications, the FDA could require us to adopt a REMS to ensure that the benefits of the therapy outweigh its risks, which may include, among other things, a medication guide outlining the risks for distribution to patients and a communication plan to health care practitioners. Authorities in other jurisdictions also may take similar actions. Any of these events could prevent us from achieving or maintaining market acceptance of ABP-450 in the proposed therapeutic indications and could significantly harm our business, prospects, financial condition and results of operations.

Regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of ABP-450 in any of our proposed therapeutic indications. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow to or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

In addition, given the similarity of ABP-450 to Jeuveau, any adverse developments with respect to Jeuveau, including adverse events or changes in regulatory status, may also directly impact the development, commercialization or regulation of ABP-450, if approved.

Even if we receive marketing approval, coverage and adequate reimbursement may not be available for ABP-450 in any currently proposed or future therapeutic indications, which could make it difficult for us to sell the product profitably.

Market acceptance and sales of ABP-450, if approved, will depend in part on the extent to which reimbursement for the product and related treatments will be available from third-party payors, including government health administration authorities, managed care organizations and other private health insurers.

Obtaining coverage and adequate reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor.

Third-party payors decide which therapies they will pay for and establish reimbursement levels. While no uniform policy for coverage and reimbursement exists in the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for ABP-450 will be made on a payor-by-payor basis. Therefore, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product or any related treatments. Additionally, a third-party payor’s decision to provide coverage for a therapy does not imply that an adequate reimbursement rate will be approved. Each payor determines whether or not it will provide coverage for a therapy, what amount it will pay the manufacturer for the therapy and on what tier of its formulary it will be placed. The position on a payor’s list of covered drugs and biological products, or formulary, generally determines the co-payment that a patient will need to make to obtain the therapy and can strongly influence the adoption of such therapy by patients and physicians. Patients who are prescribed treatments for their conditions and providers prescribing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. In addition, because certain of our proposed indications of ABP-450 will require the product to be physician-administered, separate reimbursement for the product itself may or may not be available. Instead, the administering physician may only be reimbursed for providing the treatment or procedure in which our product is used.

There may be significant delays in obtaining such coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors, by any future laws limiting pharmaceutical prices and by any future relaxation of laws that presently restrict imports of product from countries where they may be sold at lower prices than in the United States.

Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Inadequate coverage and reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval. If coverage and adequate reimbursement are not available, or are available only at limited levels, we may not be able to successfully commercialize ABP-450.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe a continued emphasis on cost containment initiatives in Europe, Canada and other countries could continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

The delivery of health care in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the health care budgetary constraints in most European Union member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post approval activities and affect our ability to commercialize any products for which we obtain marketing approval.

Moreover, increasing efforts by governmental and third party payors in the European Union, the United States and other jurisdictions to cap or reduce health care costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on health care costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

ABP-450, if approved in any currently proposed or future therapeutic indications, will face significant competition and our failure to effectively compete may prevent us from achieving significant market penetration and expansion.

The pharmaceutical industry is highly competitive and requires an ongoing, extensive search for technological innovation. It also requires, among other things, the ability to effectively discover, develop, test and obtain regulatory approvals for novel products, as well as the ability to effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to actual and prospective customers and medical professionals. Numerous companies are engaged in the development, manufacture and marketing of products competitive with those that we are developing.

Our primary competitors for ABP-450 in the injectable botulinum toxin pharmaceutical market for therapeutic use are:

●	Botox, which is marketed by Allergan, and since its original approval by the FDA in 1989 has been approved for multiple therapeutic indications, including migraine, cervical dystonia, upper and lower limb spasticity, strabismus, blepharospasm, overactive bladder, axillary hyperhidrosis, neurogenic detrusor overactivity and overactive bladder, and which is currently studying its botulinum toxin for therapeutic indications of atrial fibrillation;
●	Dysport, which is marketed by Ipsen Ltd. As an injectable botulinum toxin for the therapeutic indications of cervical dystonia and upper and lower limb spasticity, and which is currently studying its botulinum toxin for therapeutic indications of neurogenic detrusor overactivity;
●	Xeomin, which is marketed by Merz Pharmaceuticals, LLC as an injectable botulinum toxin for the therapeutic indications of cervical dystonia, blepharospasm, chronic sialorrhea and upper limb spasticity; and

●	Revance Therapeutics, Inc., or Revance, which is currently studying, preparing BLA submissions for and/or has received approval for, its injectable botulinum toxin, daxibotulinumtoxinA, for the therapeutic indications of cervical dystonia and adult upper limb spasticity, and which has also entered into a collaboration and license agreement with Viatris Inc. to develop and commercialize a biosimilar to Botox.

We are also aware of competing botulinum toxins currently being developed or commercialized in the United States, European Union, Asia, South America and other markets. While some of these products may not meet United States regulatory standards, the companies operating in these markets may be able to produce products at a lower cost than United States and European manufacturers. In addition to the injectable botulinum toxin dose forms, we are aware that other companies are developing topical botulinum toxins for therapeutic indications.

We will also face competition in our target therapeutic markets from other pharmaceutical products.

For the treatment of cervical dystonia, in addition to other injectable botulinum toxins, we will face competition from orally administered anticholinergic, GABA receptor agonist, benzodiazepine, dopaminergic and anticonvulsant pharmaceuticals. For the treatment of migraine, we will face competition from calcitonin gene-related peptide agonists, or CGRPs, including Aimovig (erenumab) marketed by Amgen Inc., Ajovy (fremenezumab) marketed by Teva Pharmaceutical Industries Ltd., and Emgality (galcenezumab) marketed by Eli Lilly and Company, as well as certain orally administered anti-epileptic, beta-blocker and triptan pharmaceuticals. The FDA has also accepted a New Drug Application for vazegepant, marketed by Pfizer Inc., to be used as an intranasal formulation for both the acute treatment and prevention of migraine. For the treatment of gastroparesis, we will face competition from prokinetic agents, including REGLAN (metoclopramide), which is the only medication currently approved by FDA for the treatment of gastroparesis.

Many of our competitors have greater financial and other resources than we have. This enables them, among other things, to leverage their financial resources to make greater R&D, marketing and promotion investments than us. Our competitors may also have more experience and expertise in obtaining marketing approvals from the FDA and other regulatory authorities. Our technologies and products may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors. For example, Revance has published data related to the treatment of cervical dystonia that indicates that its botulinum toxin may have a duration of effect of at least 24 weeks, which may compare favorably to the duration of effect of ABP-450. As more companies develop new intellectual property in our markets, the possibility of a competitor acquiring patent or other rights that may limit our products or potential products increases, which could lead to litigation. In addition to product development, testing, approval and promotion, other competitive factors in the pharmaceutical industry include industry consolidation, product quality and price, product technology, reputation, customer service and access to technical information.

If approved, ABP-450 may face competition sooner than anticipated.

With the enactment of the Biologics Price Competition and Innovation Act of 2009, or the BPCIA, as part of the Patient Protection and Affordable Care Act, an abbreviated pathway for the approval of biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product was created. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until twelve years from the date on which the reference product was first licensed. During this twelve-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical studies to demonstrate the safety, purity and potency of their product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement the BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

We have not determined whether ABP-450 would qualify for the twelve-year period of exclusivity based on submission of an original BLA, a shorter period or any exclusivity at all. Even if we are able to obtain separate twelve-year exclusivity, or a shorter exclusivity period, there is a risk that any exclusivity could be shortened due to congressional action or otherwise, that the FDA attempts to adopt an alternate interpretation of law that precludes exclusivity, or that the FDA will not consider ABP-450 to be a reference product for competing products, potentially creating the opportunity for competition sooner than anticipated. Moreover, the extent to which a biosimilar product, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear and will depend on a number of marketplace and regulatory factors that are still developing. If we are unable to obtain an original BLA, and ABP-450 receives a supplemental BLA, we would not qualify for the exclusivity period.

If we are unable to establish sales and marketing capabilities on our own or through third parties, we will be unable to successfully commercialize ABP-450, if approved in any proposed therapeutic indication, or generate product revenue.

We do not have a sales or marketing infrastructure and have little experience in the sale, marketing, or distribution of pharmaceutical products. To successfully commercialize ABP-450, if approved in any proposed therapeutic indication, in the United States, the European Union, Canada and other jurisdictions we may seek to enter, we will need to build out our sales and marketing capabilities, either on our own or with others. The establishment and development of our own commercial team or the establishment of a contract sales force to market ABP-450 will be expensive and time-consuming and may divert significant management focus and resources, potentially delaying any product launch. Moreover, we cannot be certain that we will be able to successfully develop this capability, given that we have no experience as a company in commercializing products. We may seek to enter into collaborations with other entities to utilize their established marketing and distribution capabilities, but we may be unable to enter into or maintain such agreements on favorable terms or at all. We can provide no assurance that any future collaborators will provide effective sales forces or marketing and distribution capabilities. We compete with many companies that currently have extensive, experienced and well-funded marketing and sales operations to recruit, hire, train and retain marketing and sales personnel, and will have to compete with those companies to recruit, hire, train and retain any of our own marketing and sales personnel. We will likely also face competition if we seek third parties to assist us with the sales and marketing efforts of ABP-450 in our proposed therapeutic indications. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of June 30, 2023, we had nine employees. As the clinical development of ABP-450 progresses, we also expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of research, development, regulatory affairs and, if ABP-450 receives marketing approval for any of our proposed indications, sales, marketing and distribution. In addition, we also expect to hire additional personnel in order to operate as a public company. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. In addition, we must effectively integrate, develop and motivate a growing number of new employees, and maintain the beneficial aspects of our corporate culture. The expansion of our operations may lead to significant costs and may divert our management and business development resources. We may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. Any inability to manage growth could delay the execution of our development and strategic objectives or disrupt our operations.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on third parties, including independent organizations, advisors and consultants, and CROs to provide certain services to support and perform our operations. There can be no assurance that the services of these third parties will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality, accuracy or quantity of the services provided, in particular the services provided by our CROs, is compromised for any reason, our clinical studies may be delayed or terminated, and we may not be able to obtain, or may be substantially delayed in obtaining, regulatory approval of ABP-450 in any of our proposed therapeutic indications or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other suitable outside contractors and consultants on economically reasonable terms, or at all.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, vendors and other agents may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, vendors and other agents may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to us that violates applicable regulations, including those laws requiring the reporting of true, complete and accurate information to regulatory agencies, manufacturing standards, and federal and state healthcare laws and regulations. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. We could face liability under the federal Anti-Kickback Statute and similar state laws. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, referrals, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical studies, which could result in significant regulatory sanctions and serious harm to our reputation. Further, should violations include promotion of unapproved (off-label) uses of one or more of our products, we could face significant regulatory sanctions for unlawful promotion, as well as substantial penalties under the federal False Claims Act, or FCA, and similar state laws. Similar concerns could exist in jurisdictions outside of the United States as well. We adopted, in connection with the completion of the Business Combination, a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. The precautions we take to detect and prevent misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business, financial condition and results of operations.

Our proposed international operations will expose us to risks, and failure to manage these risks may adversely affect our operating results and financial condition.

We expect to have operations both inside and outside the United States if ABP-450 is approved for commercial sale in multiple jurisdictions. International operations are subject to a number of inherent risks, and our future results could be adversely affected by a number of factors if we seek and obtain the necessary approvals, including:

●	requirements or preferences for domestic products, which could reduce demand for our products;
●	differing existing or future regulatory and certification requirements;
●	management communication and integration problems resulting from cultural and geographic dispersion;
●	greater difficulty in collecting accounts receivable and longer collection periods;
●	difficulties in enforcing contracts;
●	difficulties and costs of staffing and managing non-United States operations;
●	the uncertainty of protection for intellectual property rights in some countries;
●	tariffs and trade barriers, export regulations and other regulatory and contractual limitations on our ability to sell our products;
●	more stringent data protection standards in some countries;
●	regulatory concerns limiting ability to import or export products;

●	greater risk of a failure of foreign employees to comply with both United States and foreign laws, including export and antitrust regulations, the United States Foreign Corrupt Practices Act, or the FCPA, quality assurance and other healthcare regulatory requirements and any trade regulations ensuring fair trade practices;
●	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;
●	foreign currency exchange rates;
●	potentially adverse tax consequences, including multiple and possibly overlapping tax structures and difficulties relating to repatriation of cash; and
●	political and economic instability, political unrest and terrorism.

These and other factors associated with international operations could harm our ability to gain future revenue and, consequently, materially impact our business, results of operations and financial condition.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of ABP-450.

We face an inherent risk of product liability as a result of the clinical testing of ABP-450 and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased demand for ABP-450;
●	termination of clinical study sites or entire study programs;
●	injury to our reputation and significant negative media attention;
●	withdrawal of clinical study participants or cancellation of clinical studies;
●	significant costs to defend the related litigation;
●	a diversion of management’s time and our resources;
●	substantial monetary awards to study participants or patients;
●	regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions;
●	loss of revenue;
●	the inability to commercialize any products we develop; and
●	a decline in our share price.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of ABP-450 in any current or future proposed therapeutic indication. We currently carry product liability insurance covering our clinical studies. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If and when we obtain approval for marketing ABP-450, we intend to expand our insurance coverage to include the sale of ABP-450; however, we may be unable to obtain this liability insurance on commercially reasonable terms.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop ABP-450 in any of our proposed therapeutic indications, conduct our clinical studies and commercialize ABP-450.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management. We believe that our future success is highly dependent upon the contributions of our senior management, particularly Marc Forth, our Chief Executive Officer, as well as other members of our senior management team. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, completion of our planned clinical studies or the commercialization of ABP-450 in each of our therapeutic indications or any future products we develop.

In addition, we could experience difficulties attracting and retaining qualified employees in the future. For example, competition for qualified personnel in the pharmaceuticals field is intense due to the limited number of individuals who possess the skills and experience required by our industry. We may not be able to attract and retain quality personnel on acceptable terms, or at all. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information or that their former employers own their research output.

Our business involves the use of hazardous materials, and we and our third-party manufacturer and supplier must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our R&D and manufacturing activities in the future may, and Daewoong’s manufacturing and supplying activities presently do, involve the controlled storage, use and disposal of hazardous materials, including botulinum toxin type-A, a key component of ABP-450, and other hazardous compounds. We and Daewoong are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at Daewoong’s facilities pending their use and disposal. We and Daewoong cannot eliminate the risk of contamination, which could cause an interruption of Daewoong’s manufacturing processes, our commercialization efforts or our business operations and could cause environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by Daewoong for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, this may not eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources, and state or federal or other applicable authorities may curtail our use of certain materials and interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by one or more 5% shareholders over a rolling three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes, such as research tax credits, to offset its post- change taxable income or income tax liabilities, as applicable, may be limited. As of December 31, 2021, Old AEON had $54.3 million of federal NOLs available to offset our future federal taxable income, if any, and federal research and development tax credit carryforwards of $1.6 million. These federal research and development tax credit carryforwards and $54.3 million of our federal NOLs expire at various dates in 2036 or 2037. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change NOLs to offset federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. Similar rules may apply under state tax laws. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. Old AEON had $24.0 million of state NOLs as of December 31, 2021.

Changes in tax laws may impact our future financial position and results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, or interpreted, changed, modified or applied adversely to us, any of which could adversely affect our business operations and financial performance. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us or our suppliers, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, results of operations and cash flows.

Risks Related to our Reliance on Third Parties

We rely on the Daewoong Agreement to provide us exclusive rights to commercialize and distribute ABP-450 in certain territories. Any termination or loss of significant rights, including exclusivity, under the Daewoong Agreement would materially and adversely affect our development or commercialization of ABP-450.

Pursuant to the Daewoong Agreement, we have secured an exclusive license from Daewoong, a South Korean pharmaceutical manufacturer, to import, distribute, promote, market, develop, offer for sale and otherwise commercialize and exploit ABP-450 for therapeutic indications in certain territories including the United States, the European Union, the United Kingdom, Canada, Australia, Russia, Commonwealth of Independent States and South Africa. The Daewoong Agreement imposes on us obligations relating to exclusivity, territorial rights, development, regulatory approval, commercialization, payment, diligence, sublicensing, intellectual property protection and other matters. For example, we are obligated to use commercially reasonable efforts to obtain regulatory approval of ABP-450 and obtain from Daewoong all of our product supply requirements for ABP-450. In addition, under the Daewoong Agreement, we are required to submit our commercialization plan to a Joint Steering Committee, or JSC, comprised of an equal number of development and commercial representatives from Daewoong and us, for review and input. Although the Daewoong Agreement provides us with final decision-making power regarding the marketing, promotion, sale and/or distribution of ABP-450, any disagreement among the JSC would be referred to Daewoong’s and our respective senior management for resolution if the JSC is unable to reach a decision within thirty days, which may result in a delay in our ability to implement our commercialization plan or harm our working relationship with Daewoong. Further, under the Daewoong Agreement, we may not purchase, sell or distribute any injectable botulinum toxin that is launched in the covered territories after the effective date of the Daewoong Agreement other than ABP-450 in a covered territory or sell ABP-450 outside a covered territory.

The initial term of the Daewoong Agreement will expire on the later of December 20, 2029 or the fifth anniversary of our receipt of approval from the relevant governmental authority necessary to market and sell ABP-450 in any of the aforementioned territories. The Daewoong Agreement will renew for unlimited additional three-year terms after the expiration of the initial term. We or Daewoong may terminate the Daewoong Agreement if the other party breaches any of its duties or obligations and such breach continues without cure for ninety days, or thirty days in the case of a payment default, or, if such breach is not capable of being cured, immediately by delivery of written notice. The Daewoong Agreement will terminate without notice upon our bankruptcy or insolvency or if we assign our business or the Daewoong Agreement in whole or in part for the benefit of creditors.

We will be the sole owner of any marketing authorization we pursue related to therapeutic indications of ABP-450 in a covered territory. This will include ownership of any BLA that we may submit to the FDA, MAA that we may submit to the EMA, NDS that we may submit to Health Canada, and any other approvals that we may receive in a covered territory. However, if we do not renew the Daewoong Agreement following any initial or renewal term, or if Daewoong terminates the Daewoong Agreement due to a breach by us, we are obligated to transfer our rights in such marketing authorizations to Daewoong.

If we breach any material obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages to Daewoong and Daewoong may have the right to terminate our license. Any termination or loss of rights under the Daewoong Agreement would materially and adversely affect our ability to develop and commercialize ABP-450, which in turn would have a material adverse effect on our business, operating results and prospects. If we were to lose our rights under the Daewoong Agreement, we believe it would be difficult or impossible for us to find an alternative supplier of a botulinum toxin type-A complex. In addition, to the extent the alternative supplier has not secured regulatory approvals in a jurisdiction, we would have to expend significant resources, including performing additional clinical studies, to obtain regulatory approvals that may never be obtained or require several years to obtain, which could significantly delay commercialization. We may be unable to raise additional capital to fund our operations during this extended time on terms acceptable to us or at all. If we were to commercialize ABP-450 and later experience delays as a result of a dispute with Daewoong, the demand for ABP-450 could be materially and adversely affected.

For more information on the Daewoong Agreement, including a further explanation of our obligations, please see “Information About AEON — Daewoong License and Supply Agreement.”

We currently rely solely on Daewoong to manufacture ABP-450, and as such, any production or other problems with Daewoong could adversely affect us. The manufacture of biologics is complex and Daewoong may encounter difficulties in production that may impact our ability to provide supply of ABP-450 for clinical studies, our ability to obtain marketing approval, or our ability to obtain commercial supply of our products, which, if approved, could be delayed or stopped.

We have no experience in biologic manufacturing and do not own or operate, and we do not expect to own or operate, facilities for product manufacturing, storage and distribution, or testing. We depend solely upon Daewoong to manufacture ABP-450. Any failure or refusal by Daewoong to supply ABP-450 could delay, prevent or impair our clinical development or commercialization efforts. The Daewoong Agreement also provides for a fixed price related to the supply of ABP-450 for ten years or for five years after the receipt of regulatory approvals, and if a change in price were to occur, it could impair our ability to obtain necessary quantities of ABP-450. Although alternative sources of supply may exist, the number of third-party suppliers with the necessary manufacturing and regulatory expertise and facilities is limited, and it could be expensive and take a significant amount of time to arrange for alternative suppliers, which could have a material adverse effect on our business. New suppliers of any product candidate would be required to qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacturing the product candidate. Obtaining the necessary FDA approvals or other qualifications under applicable regulatory requirements and ensuring non-infringement of third-party intellectual property rights could result in a significant interruption of supply and could require the new manufacturer to bear significant additional costs which may be passed on to us. We will also need to verify, such as through a manufacturing comparability study, that any new contract manufacturing organization or manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA or another regulatory authority. We may be unsuccessful in demonstrating the comparability of clinical suppliers which could require conducting additional clinical studies.

In addition, there are risks associated with large scale manufacturing for clinical studies or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with good manufacturing practices, lot consistency and timely availability of raw materials. Even if we obtain marketing approval for ABP-450, there is no assurance that Daewoong will be able to manufacture the approved product to specifications acceptable to the FDA or other comparable foreign regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential commercial launch of the product or to meet potential future demand. If Daewoong is unable to produce sufficient quantities for clinical studies, including preclinical studies, or for commercialization, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

Our reliance on Daewoong entails additional risks, including reliance on Daewoong for regulatory compliance and quality assurance, the possible breach of the Daewoong Agreement by Daewoong, and the possible termination or nonrenewal of the Daewoong Agreement at a time that is costly or inconvenient for us. Our failure, or the failure of Daewoong, to comply with applicable regulations, such as cGMP, which includes, among other things, quality control, quality assurance and the maintenance of records and documentation, could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of the product candidate or drugs, import alerts or detentions preventing import of product into the United States or other territories, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of ABP-450. Our dependence on Daewoong also subjects us to all of the risks related to Daewoong’s business, which are all generally beyond our control. Daewoong’s ability to perform its obligations under the Daewoong Agreement is dependent on its operational and financial health, which could be negatively impacted by several factors, including changes in the economic, political and legislative conditions in South Korea and the broader region in general and the ability of Daewoong to continue to successfully attract customers and compete in its market. Daewoong’s lack of familiarity with, or inability to effectively operate, the facility and produce products of consistent quality, may harm our ability to compete in our market.

In addition, we are ultimately responsible for distribution of products under any authorization or approval we hold to investigate or market ABP-450. We do not own a manufacturing facility and we have never supervised manufacturing operations, but we have regulatory obligations to review batch records and release of the investigational product for our clinical studies. Further, we will have similar regulatory obligations if the product is marketed and could be held responsible for any distribution of adulterated or misbranded ABP-450, even if caused by Daewoong’s noncompliance.

The FDA conducted a cGMP and pre-approval inspection of Daewoong’s manufacturing facility in South Korea related to Evolus’ BLA for Jeuveau from November 8, 2017 to November 17, 2017. At the end of the inspection, the FDA issued an FDA Form 483 with ten inspectional observations of regulatory noncompliance to Daewoong. The Form 483 included observations relating to the need for adherence to improved procedures, processes and documentation relating to investigations of and corrective actions for non-compliance with specifications for batches and components, environmental monitoring, drug substance testing, computer system access, material handling and staff training. Daewoong timely responded to the FDA with a plan for implementing corrective actions related to these observations. Daewoong provided complete responses to the Form 483; however, the time to correct the observations, submit the complete response and FDA review and acceptance of the responses delayed approval of Evolus’ BLA. None of the FDA, Health Canada or the EMA have conducted a repeat inspection of Daewoong manufacturing facility per usual FDA Quality Review Practices to confirm continued compliance with cGMP regulations. A separate pre-licensure inspection may be required for any BLA we submit for any of our product candidates. Should the repeat inspection find serious deviation from cGMP manufacturing regulations, or repeated observations, Daewoong may be required to expend significant time and resources to correct any observations, which could cause delays and adversely affect availability of drug product to support our R&D operations. For example, the FDA is permitted to deny entry of any imported product that “appears” to be adulterated or misbranded, meaning it does not actually need to be violative to be prohibited from entry, just that the FDA believes it might be violative. FDA-483 observations, particularly if eventually escalated into an FDA untitled or warning letter, could result in an import alert, which bans entry of a product into the United States until issues are resolved to the FDA’s satisfaction, and until the FDA has reinspected the facility to confirm all corrections have been implemented, which could potentially take a considerable amount of time. In addition, failure to have an observation-free inspection during a pre-approval inspection can result in delay or denial or FDA approval. Similar issues could occur in other jurisdictions as well.

Additionally, if Daewoong’s facility were to be damaged, destroyed or otherwise unable to operate or comply with regulatory requirements, whether due to earthquakes, fire, floods, hurricanes, storms, tornadoes, other natural disasters, employee malfeasance, terrorist acts, political unrest, power outages or otherwise, or if operations at the facility were disrupted for any other reason, such an event could negatively affect our ongoing preclinical studies and clinical studies and, if ABP-450 is approved, jeopardize Daewoong’s ability to manufacture ABP-450 as promptly as we or our customers expect or possibly at all. If an event occurred that prevented Daewoong from using all or a significant portion of its manufacturing facility due to damaged critical infrastructure, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for Daewoong to supply enough ABP-450 to continue our business for a substantial period of time.

A material breach by us of the terms of our license and settlement agreement with Medytox, Inc. could have a material adverse effect on our business.

In May 2021, Medytox, Inc., or Medytox, brought a case against Old AEON in the United States District Court for the Central District of California, or the Medytox Litigation, alleging, among other things, that Daewoong stole Medytox’s botulinum toxin bacterial strain, or the BTX strain, and misappropriated certain trade secrets of Medytox, including the process used to manufacture ABP-450 using the BTX strain, and that our and Daewoong’s activities conducted in the United States gave rise to liability for misappropriation of trade secrets. Medytox sought, among other things, (i) actual, consequential and punitive damages, (ii) a reasonable royalty, as appropriate, (iii) disgorgement of any proceeds or profits, (iv) injunctive relief prohibiting us from using Medytox’s trade secrets to manufacture, offer to sell, or sell therapeutic BTX products, including ABP-450, and (v) attorneys’ fees and costs.

The Medytox Litigation was another step in an ongoing dispute involving Medytox and Allergan, on the one side, and Evolus, Daewoong and us on the other side. In June 2017, Medytox brought a civil lawsuit of a similar nature against Evolus, Daewoong and us in the Superior Court of the State of California, which we refer to as the Superior Court Litigation, and a separate lawsuit in October 2017 against Daewoong in South Korea, which we refer to as the Korea Litigation. The lawsuit filed in the Superior Court of the State of California alleged claims substantially similar to the Medytox Litigation and was subsequently stayed on grounds of forum non conveniens, because the underlying facts that gave rise to the complaint occurred in South Korea, among other reasons. We are not a party to the Korea Litigation. In April 2018, the Superior Court of the State of California dismissed Medytox’s suit against Daewoong without prejudice on the basis that Medytox had brought a substantially similar proceeding against Daewoong in South Korea, and continued a stay of the case as to us and Evolus. In February 2021, the Superior Court of the State of California dismissed Medytox’s suit against us without prejudice, following Medytox’s filing of a notice of settlement of the case based on a settlement it entered with Evolus.

Additionally, in January 2019, Allergan and Medytox filed a complaint against Daewoong and Evolus with the United States International Trade Commission, or the United States ITC, alleging that the BTX strain used in Evolus’ Jeuveau product is manufactured based on misappropriated trade secrets of Medytox and therefore its importation is an unfair act. The Administrative Law Judge issued a final determination in December 2020. The final determination concluded that a violation of Section 337 of the Tariff Act of 1930 had occurred, and the United States ITC issued a limited exclusion order forbidding entry of Jeuveau into the United States for 21 months and a cease and desist order prohibiting Daewoong and Evolus from engaging in the importations, sale for importation, marketing, distribution, offering for sale, the sale after the importation of, or other transfers of Jeuveau within the United States for 21 months. The 21-month ban was stayed as a result of a settlement agreement between Evolus and Medytox in February 2021.

Effective June 21, 2021, we entered into a settlement and license agreement with Medytox, or the Medytox Settlement Agreement, pursuant to which, among other things, Medytox agreed (a) to dismiss all claims against us in the Medytox Litigation, (b) to pursue dismissal of the appeals related to the December 2020 final determination of the United States ITC and agreed that as a result of such dismissal the final determination would be vacated, (c) to file appropriate documents in the Korea Litigation and related actions in support of the terms of the settlement, and (d) not to revive or otherwise pursue the Superior Court Litigation with respect to us. In addition, Medytox granted us a non-exclusive, royalty bearing license to Medytox’s botulinum toxin strain and specific trade secrets alleged to have been misappropriated in the litigation to commercialize and manufacture specific botulinum neurotoxin products including ABP-450 worldwide, with the exception of South Korea. In exchange for the license, we issued Medytox 26,680,511 shares of Old AEON common stock, par value $0.0001 per share, and agreed to pay Medytox single-digit royalties on the net sales of licensed products for 15 years following our first $1.0 million in commercial sales of neurotoxin products.

Medytox can terminate the Medytox Settlement Agreement if we materially breach any material provision of the agreement, either immediately upon written notice if the breach is incurable or after 60 days if capable of remedy. Additionally, Medytox may terminate the Medytox Settlement Agreement with 15 days of written notice if we or our affiliates or sublicensees challenge the validity, enforceability, scope, or protected status of Medytox’s botulinum strain and specific trade secrets alleged to have been misappropriated in the litigation. If the Medytox Settlement Agreement were terminated, Medytox would be able to revive the Medytox Litigation and other claims against us, and may seek an injunction or other ruling against us in the Korea Litigation, any one of which could result in us losing access to ABP-450 and the manufacturing process and require us to negotiate a new license with Medytox for continued access to ABP-450. We may not be able to successfully negotiate such license on terms acceptable to us or at all. If we are unable to license ABP-450, we may not be able to find a replacement product candidate on a timeline favorable to us, if at all, without expending significant resources and being required to seek additional regulatory approvals, which would be uncertain, time consuming and costly.

We rely, and will continue to rely, on third parties and consultants to conduct all of our preclinical studies and clinical studies. If these third parties or consultants do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for ABP-450.

We do not currently have the ability to independently conduct any preclinical studies or clinical studies.

We rely, and will continue to rely, on medical institutions, clinical investigators, contract laboratories, collaborative partners and other third parties, such as CROs, to conduct preclinical studies and clinical studies on ABP-450. The third parties with whom we currently or may in the future contract for execution of any of our preclinical studies and clinical studies play a significant role in the conduct of these studies and the subsequent collection and analysis of data. However, these third parties are not our employees, and except for contractual duties and obligations, we have limited ability to control the amount or timing of resources that they devote to any of our current or future programs. Although we rely on these third parties to conduct our preclinical studies and clinical studies, we remain responsible for ensuring that each of our preclinical studies and clinical studies is conducted in accordance with the investigational plan and protocol. Moreover, the FDA and other similar regulatory authorities require us to observe both good laboratory practices, or GLP, and animal welfare requirements for preclinical studies, and to comply with GCPs for conducting, monitoring, recording and reporting the results of clinical studies to ensure that the data and results are scientifically credible and accurate, and that the study subjects are adequately informed of the potential risks of participating in clinical studies. We also rely, and will continue to rely, on consultants to assist in the execution, including data collection and analysis, of any of our future clinical studies.

In addition, the execution of preclinical studies and clinical studies, and the subsequent compilation and analysis of the data produced, requires coordination among various parties. In order for these functions to be carried out effectively and efficiently, it is imperative that these parties communicate and coordinate with one another. Moreover, these third parties may also have relationships with other commercial entities, some of which may compete with us. If the third parties or consultants conducting our clinical studies do not perform their contractual duties or obligations, experience work stoppages, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the preclinical or clinical data they obtain is compromised due to the failure to adhere to GLPs, or our clinical study protocols or GCPs, or for any other reason, we may need to conduct additional clinical studies or enter into new arrangements with alternative third parties, which could be difficult, costly or impossible, and our preclinical studies and clinical studies may be extended, delayed or terminated or may need to be repeated. Further, any noncompliance that results in data integrity issues could put any regulatory approval we receive at risk of withdrawal, and could subject us to regulatory sanctions due to failure to adequately oversee the third parties we rely upon. If any of the foregoing were to occur, we may not be able to obtain, or may be delayed in obtaining, regulatory approval for and will not be able to, or may be delayed in our efforts to, successfully commercialize ABP-450 in any of our proposed therapeutic indications.

The COVID-19 pandemic has had, and may continue to have, an adverse effect on our operations, as well as the business or operations of our manufacturers, CROs or other third parties with whom we conduct business.

Our business has been and could continue to be adversely affected by the evolving COVID-19 pandemic. As a result of COVID-19, we may experience ongoing disruptions that could severely impact our business, preclinical studies and clinical studies.

Our clinical studies have been, and may in the future be, affected by the COVID-19 pandemic. For example, if patient enrollment is delayed for an extended period of time, our ongoing and planned clinical studies could be delayed or otherwise adversely affected. Similarly, our ability to recruit and retain principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, may be adversely impacted. The extent to which the COVID-19 pandemic may impact our business, preclinical studies and clinical studies will depend on future developments, which are uncertain and cannot be predicted with confidence. There could be, and has been, a significant disruption of global financial markets, which could reduce our ability to access capital, which could in the future negatively affect our liquidity and financial position.

In addition, to the extent the ongoing COVID-19 pandemic adversely affects our business and results of operations, it may also have the effect of heightening many of the other risks and uncertainties described in this “Risk Factors” section.

We may use third-party collaborators to help us develop, validate or commercialize any new products, and our ability to commercialize such products could be impaired or delayed if these collaborations are unsuccessful.

We may license or selectively pursue strategic collaborations for the development, validation and commercialization of ABP-450 in any current or future proposed therapeutic indications. In any third-party collaboration, we would be dependent upon the success of the collaborators in performing their responsibilities and their continued cooperation, and we would have limited control over the amount and timing of resources and effort that our collaborators would dedicate to the development or commercialization of our product candidates. Our collaborators may not cooperate with us or perform their obligations under our agreements with them at all or as expected. Our collaborators may choose to pursue alternative technologies in preference to those being developed in collaboration with us. The development, validation and commercialization of our current and future product candidates may be delayed if collaborators fail to conduct their responsibilities in a timely manner or in accordance with applicable regulatory requirements or if they breach or terminate their collaboration agreements with us. Our collaborators could also independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates, fail to properly maintain or defend our intellectual property rights or infringe the intellectual property rights of third parties, exposing us to litigation. Disputes with our collaborators could also impair our reputation or result in development and commercialization delays, decreased revenues and could cause litigation expenses.

In addition, we may face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical studies, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for ABP-450 or our future product candidates in our proposed therapeutic indications, the costs and complexities of manufacturing and delivering ABP-450 or our future product candidates to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. Collaborations are complex and time-consuming to negotiate and document.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of ABP-450 or our future product candidates in any of our proposed therapeutic indications, reduce or delay development programs, delay potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop and commercialize ABP-450 or our future product candidates in any of our proposed therapeutic indications or bring them to market and generate revenue.

Risks Related to Intellectual Property

If we or any of our current or future licensors, including Daewoong, are unable to maintain, obtain or protect intellectual property rights related to ABP-450 and any future product candidates we may develop, or if the scope of any protection obtained is not sufficiently broad, we may not be able to compete effectively in our market.

Our success depends, in large part, on our ability to seek, obtain and maintain intellectual property protection in the United States and other countries with respect to our technologies. We and Daewoong currently rely upon a combination of trademarks, trade secret protection, confidentiality agreements and proprietary know-how. Additionally, Daewoong has obtained a United States patent related to its proprietary botulinum toxin manufacturing process. We also intend to protect our proprietary technology and methods by, among other things, filing for and obtaining United States and foreign patent applications related to our proprietary technology, inventions, methods of use, and improvements that are important to the development and implementation of our business. However, due to existing patent eligibility laws, we do not expect to obtain patent protection for the composition of matter for botulinum toxin, as it is produced by Clostridium botulinum, a gram-positive, rod-shaped, anaerobic, spore-forming, motile bacterium with the ability to produce the botulinum toxin. Although we do not own any issued patents, we have filed certain provisional and non-provisional patent applications with the United States Patent and Trademark Office, or USPTO, related to certain novel and proprietary methods of utilizing ABP-450 for therapeutic purposes. These patent applications may fail to result in any issued patents with claims that cover ABP-450 in any currently proposed or future therapeutic indications, in the United States or in other foreign countries, and the patents, if issued, may be declared invalid or unenforceable.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may not be able to obtain or maintain patent applications and patents due to the subject matter claimed in such patent applications and patents being in disclosures in the public domain. In addition, it is possible that we will fail to identify patentable aspects of our R&D output before it is too late to obtain patent protection. Although we enter into confidentiality agreements with parties who have access to confidential or patentable aspects of our R&D output, such as our employees and third-party consultants, any of these parties may breach these agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Consequently, we may not be able to prevent any third party from using any of our technology that is in the public domain to compete with ABP-450 and any future product candidates.

Other parties have developed technologies that may be related to or competitive to our own technologies and such parties may have filed or may file patent applications, or may have obtained or may obtain patents, claiming inventions that may overlap or conflict with those claimed in our patent applications or any future issued patents. We may not be aware of all third-party intellectual property rights potentially relating to ABP-450 and any future product candidates. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and in other jurisdictions are typically not published until 18 months after filing, or, in some cases, not at all. Therefore, we cannot know with certainty whether the inventors of our pending patent applications were the first to make the inventions claimed in those patent applications, or that they were the first to file for patent protection of such inventions. If a third party can establish that we were not the first to make or the first to file for patent protection of such inventions, our patent applications may not issue and any patents, if issued, may be challenged and invalidated or rendered unenforceable.

Even in the event our non-provisional patent applications are granted, or if we in-license issued patent rights from third parties, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and any such patents may be challenged in courts or patent offices in the United States and abroad and later declared invalid or unenforceable. For example, we may be subject to a third-party submission of prior art to the USPTO challenging the validity of one or more claims of any such patents. A third party may also claim that any such patents are invalid or unenforceable in a litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. An adverse result in any legal proceeding could put any such patents at risk of being invalidated or interpreted narrowly and could allow third parties to commercialize our products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, we may become involved in derivation, reexamination, inter partes review, post-grant review or interference proceedings and other similar proceedings in foreign jurisdictions (e.g., opposition proceedings) challenging the validity, priority or other features of patentability of any such patent rights. Challenges to our patent rights may result in loss of patent rights, exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the scope and duration of the patent protection of ABP-450 or future product candidates. Such challenges also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of botulinum toxins, patents protecting such product candidates might expire before or shortly after they are commercialized. As a result, our patent applications, even if issued, may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing products similar to ABP-450 or future product candidates, including biosimilar versions of such products.

Even if they are unchallenged, our pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. If the patent protection provided by our patent applications, if issued, is not sufficiently broad to impede such competition, our ability to successfully commercialize ABP-450 and future product candidates could be negatively affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Under the Daewoong Agreement, we license the trademark for Nabota associated with ABP-450 from Daewoong; however, we may ultimately pursue alternative trademarks and branding for ABP-450. Our or Daewoong’s trade secrets and other confidential proprietary information and those of our future licensors could be disclosed or competitors could otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we or any of our current or future licensors may encounter significant problems in protecting and defending our or their intellectual property both in the United States and internationally. If we or any of our current or future licensors are unable to prevent material disclosure of the non-patented intellectual property related to ABP-450 to third parties, we may not be able to establish or maintain a competitive advantage in our market, which could adversely affect our business.

In addition to the protection afforded by patents, trademarks, confidentiality agreements and proprietary know-how, we may in the future rely upon in-licensed or acquired patents or proprietary technology for the development of ABP-450 in any currently proposed or future therapeutic indications. We may not be able to in-license third party patents necessary to commercialize ABP-450 on commercially reasonable terms, or at all, which could materially harm our business. Even if we are able to in-license any such necessary intellectual property, it could be on nonexclusive terms, thereby giving our competitors and other third parties access to the same intellectual property licensed to us, and it could require us to make substantial licensing and royalty payments. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain rights to required third-party intellectual property or maintain the existing intellectual property rights we have licensed, we may be required to expend significant time and resources to redesign ABP-450 or future product candidates, or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis, and we may have to abandon development of ABP-450 or future product candidates which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, the strength of any patents that issue from our non-provisional patent applications or that we may in-license from third parties in the technology and healthcare fields involves complex legal and factual questions and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of any patent rights in such fields can be uncertain. Our pending patent applications and any patent applications that we may in-license may fail to result in issued patents with claims that cover ABP-450 in any currently proposed or future therapeutic indications, in the United States or in other foreign countries, and the issued patents that we may in-license may be declared invalid or unenforceable.

We are reliant on the ability of Daewoong, as the licensor of our only product candidate, to maintain its intellectual property and protect its intellectual property against misappropriation, infringement or other violation. We may not have primary control over Daewoong’s or our future licensors’ patent prosecution activities. Furthermore, we may not be allowed to comment on prosecution strategies, and patent applications currently being prosecuted may be abandoned by the patent owner without our knowledge or consent.

With respect to patents that are issued to our licensors, or patents that may issue on patent applications, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. As a licensee, we are reliant on Daewoong and our future licensors to defend any third-party claims. Our licensors may not defend or prosecute such actions as vigorously or in the manner that we would have if entitled to do so, and we may be impacted by any judgment or settlement resulting from such actions. Also, a third party may challenge the validity of our in-licensing transactions. Furthermore, even if they are unchallenged, any of our future in-licensed patents and patent applications may not adequately protect the licensors or our intellectual property or prevent others from designing around their or our claims.

Third-party claims of intellectual property infringement, misappropriation or violation, or challenges related to the invalidity or unenforceability of any issued patents we may obtain or in-license may prevent or delay our development and commercialization efforts or otherwise adversely affect our results of operations.

Our commercial success depends in part on our and any of our future collaborators avoiding infringement, misappropriation or other violation of the intellectual property and related proprietary rights of third parties. Competitors and other entities that possess intellectual property rights related to the use of botulinum toxins in the fields of neurology and gastroenterology have developed large portfolios of patents and patent applications in fields relating to our business. In particular, there are patents held by third parties that relate to the treatment with botulinum toxin-based products. There may also be patent applications that have been filed but not published that, when issued as patents, could be asserted against us. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the technology, medical device and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and inter partes reexamination proceedings before the USPTO. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we plan to develop ABP-450. As the technology, medical device and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidate may be subject to claims of infringement of the patent rights of third parties, regardless of their merit.

There may be third-party patents or patent applications with claims to materials, methods of manufacture or methods for treatment related to the use or manufacture of ABP-450. Because patent applications can take many years to issue, may be confidential for 18 months or more after filing and can be revised before issuance, there may be currently pending patent applications that may later result in issued patents that ABP-450 or any future product candidates may infringe. It is difficult for industry participants, including us, to identify all third-party patent rights that may be relevant to ABP-450 and future product candidates because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We may fail to identify relevant patents or patent applications or may identify pending patent applications of potential interest but incorrectly predict the likelihood that such patent applications may issue with claims of relevance to our technology or incorrectly conclude their invalidity or unenforceability. In addition, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover ABP-450 or future product candidates and third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Even if we believe claims brought against us are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed. In order to successfully challenge the validity of any such United States patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such United States patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such United States patent or find that ABP-450 or future product candidates did not infringe any such claims. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of ABP-450, the holders of any such patents may be able to block our ability to commercialize ABP-450 in any proposed therapeutic indication unless we obtain a license under the applicable patents or until such patents expire. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our methods of use, the holders of any such patent may be able to block our ability to develop and commercialize ABP-450 unless we obtain a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

In addition to claims of patent infringement, third parties may bring claims against us asserting misappropriation or other violations of proprietary technology or other information in the development, manufacture and commercialization of ABP-450. Defense of such a claim would require dedicated time and resources, which time and resources could otherwise be used by us toward the maintenance of our own intellectual property and the development and commercialization of ABP-450 in any current or future proposed therapeutic indication or for operational upkeep and manufacturing of our product. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Common Stock. We have been, and may in the future become, party to, or be threatened with, adversarial proceedings or litigation where our competitors or other third parties may assert claims against us, alleging that our therapeutics, manufacturing methods, formulations, administration methods or delivery devices infringe, misappropriate or otherwise violate their intellectual property rights, including patents and trade secrets. For example, in the past, Medytox asserted that we and Daewoong were employing their proprietary technology without authorization, and other third parties may make similar assertions about us or any of our current or future licensors, including Daewoong, in the future. For more information regarding our litigation with Medytox, please see “Risk Factors — Risks Related to Our Reliance on Third Parties — A material breach by us of the terms of our license and settlement agreement with Medytox, Inc. could have a material adverse effect on our business.”

Likewise, any patents that may issue from our pending patent applications or any future in-licensed patents and pending patent applications may also be subject to priority, validity, inventorship and enforceability disputes in court or before administrative bodies in the United States or abroad. If we or any of our licensors are unsuccessful in any of these proceedings, such patents and patent applications may be narrowed, invalidated or held unenforceable, we may be required to obtain licenses from third parties, which may not be available on commercially reasonable terms or at all, or we may be required to cease the development, manufacture and commercialization of ABP-450 or future product candidates. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Parties making claims against us or any of our current or future licensors may request and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize ABP-450. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business which time and resources could otherwise be used by us toward the maintenance of our own intellectual property and the development and commercialization of ABP-450 in any current or future proposed therapeutic indication or for operational upkeep and manufacturing of our product. In the event of a successful claim of infringement, misappropriation or other violation of a third party’s intellectual property, we or any of our current or future licensors may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties which may not be commercially available, or pay royalties or redesign our infringing products or manufacturing processes, which may be impossible or require substantial time and monetary expenditure. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research, manufacture clinical study supplies or allow commercialization of ABP-450 in any current or future proposed therapeutic indication. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize ABP-450 in one or more of our proposed therapeutic indications, which could harm our business significantly. Similarly, third-party patents could exist that might be enforced against our products, resulting in either an injunction prohibiting our sales, or with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties.

We may become involved in lawsuits to protect or enforce our intellectual property or the patents and other intellectual property of our licensors, which could be expensive and time-consuming.

Competitors may infringe our intellectual property, including any future patents we may acquire, or any future patents or other intellectual property licensed to us by our licensors, including Daewoong. As a result, we or any of our current or future licensors may be required to file infringement claims to stop third-party infringement or unauthorized use. Even if resolved in our favor, this can be unpredictable, expensive, particularly for a company of our size, and time-consuming and may cause us to incur significant expenses and distract our scientific and management personnel from their normal responsibilities. In addition, in an infringement proceeding, a court may decide that a patent of ours or any of our current or future licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent claims do not cover its technology or that the factors necessary to grant an injunction against an infringer are not satisfied.

An adverse determination of any litigation or other proceedings could put one or more of such patents at risk of being invalidated or interpreted narrowly. Interference, derivation or other proceedings brought at the USPTO may be necessary to determine the priority or patentability of inventions with respect to any of our future patent applications or those of our licensors or collaborators. Litigation or USPTO proceedings brought by us or any of our current or future licensors may fail or may be invoked against us or our licensors by third parties. Even if we are successful, domestic or foreign litigation or USPTO or foreign patent office proceedings may result in substantial costs and distraction to our management or the management of any of our current or future licensors, including Daewoong. We may not be able, alone or with any of our current or future licensors or collaborators, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other proceedings, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or proceedings. In addition, during the course of this kind of litigation or proceedings, there could be public announcements of the results of hearings, motions or other interim proceedings or developments or public access to related documents. If securities analysts or investors perceive these results to be negative, the market price for our Common Stock could be significantly harmed. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

Most of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation or other intellectual property proceedings longer than we could. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. In addition, the uncertainties associated with the initiation and continuation of litigation or other intellectual property proceedings could compromise our ability to raise the funds necessary to continue our clinical studies, continue our internal research programs, or in-license needed technology, or otherwise have a material adverse effect on our business, financial condition, results of operations and prospects.

Our rights to develop and commercialize ABP-450 and future product candidates are subject, in part, to the terms and conditions of licenses granted to us by others, including Daewoong. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are heavily reliant upon our license from Daewoong to certain proprietary technology that is important or necessary to the development of ABP-450 and future product candidates. Additionally, further development and commercialization of ABP-450 and future product candidates may require us to enter into additional license or collaboration agreements. For more information regarding our reliance on Daewoong and future collaboration agreements, please see “Risk Factors — Reliance on Third Parties.”

Our current and any future licenses may not provide us with exclusive rights to use the licensed intellectual property and technology or may not provide us with exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize ABP-450 and future product candidates. As a result, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products, including in territories covered by our licenses.

In some circumstances, we may not have the right to control the maintenance, prosecution, preparation, filing, enforcement, defense or litigation of patents and patent applications that we license from or license to third parties and are reliant on our licensors or licensees to do so. We thus cannot be certain that activities such as patent maintenance and prosecution by our licensors have been or will be conducted consistent with our best interests or in compliance with applicable laws and regulations, or will result in valid and enforceable patents and other intellectual property rights. It is possible that our licensors’ infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves or may not be conducted in accordance with our best interests. If our licensors fail to maintain such patents or patent applications, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize future product candidates that are the subject of such licensed rights and our right to exclude third parties from commercializing competing products could be adversely affected. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

In spite of our efforts, our current and future licensors might conclude that we have materially breached our obligations under our license agreements and might therefore terminate such license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. Disputes may arise with respect to our current or future licensing agreements, including disputes relating to:

●	the scope of rights granted under the license agreements and other interpretation-related issues;
●	our financial or other obligations under the license agreements;
●	the extent to which ABP-450 and future product candidates infringe on intellectual property of the licensors that is not subject to the licensing agreements;
●	the sublicensing of patent and other rights;
●	our diligence obligations under the license agreements and what activities satisfy those diligence obligations;
●	the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
●	the priority of invention of patented technology.

For example, the Daewoong Agreement does not contain provisions regarding the ownership of any intellectual property that results from inventions or improvements related to ABP-450. There could be disputes in the future related to the inventorship or ownership of inventions and know-how resulting from our improvements to ABP-450 and future related product candidates, although we believe we are the sole owner of our intellectual property and have developed it independently of Daewoong.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize ABP-450 and future product candidates. If our licenses are terminated, we may lose our rights to develop and market ABP-450 and future product candidates, lose patent protection for ABP-450 and future product candidates, experience significant delays in the development and commercialization of ABP-450 and future product candidates, or incur liability for damages. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with ABP-450 and future product candidates.

Furthermore, if the Daewoong Agreement or any future licenses are terminated, or if the underlying patents or other intellectual property rights fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical or competitive to ours and we may be required to cease our development and commercialization of ABP-450 and future product candidates. Moreover, if disputes over intellectual property that we license prevent or impair our ability to maintain other licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize ABP-450 and future product candidates. In addition, certain of these license agreements may not be assignable by us without the consent of the respective licensor, which may have an adverse effect on our ability to engage in certain transactions. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our license agreements are, and future license agreements are likely to be, complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents relating to ABP-450 and any future product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States; a patent owner may have limited remedies, and in some cases foreign authorities may even force us to grant a compulsory license to competitors or other third parties. As such, we or our licensors may not be able to obtain patent protection for ABP-450 and future product candidates outside the United States. Consequently, we may not be able to prevent third parties from using our inventions in all countries outside the United States or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement any of our patents that may issue from our pending patent applications, or the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We or our licensors may not prevail in any lawsuits that we or our licensors initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

In addition, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in domestic and foreign intellectual property laws.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for our product candidates, including ABP-450, we and our licensors also rely on trade secrets protection to protect our and their unpatented know-how, technology and other proprietary information, in order to maintain our and their competitive positions.

We and our licensors seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, collaborators, consultants, advisors and other third parties. We have entered into invention assignment agreements with our current employees. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we or our licensors have taken to protect our respective proprietary technologies will be effective.

Additionally, we cannot guarantee that we or our licensors have entered into such agreements with each party that may have or has had access to our respective trade secrets. We also seek to preserve the integrity and confidentiality of our data and trade secrets by taking security measures with respect to our information technology systems; however, our or our licensors’ systems and security measures may be breached, and we may not have adequate remedies for any breach. As a result, we or our licensors could lose our trade secrets and third parties could use our or our licensors’ trade secrets to compete with ABP-450 or future product candidates.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Competitors or third parties could purchase ABP-450 and future product candidates and attempt to replicate or reverse engineer some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside the scope of our intellectual property rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or third party, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or asserting ownership of what we regard as our own intellectual property.

We employ individuals who were previously employed at other pharmaceutical companies including certain of our anticipated competitors. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information, including intellectual property and other proprietary information, of our employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. We may not be successful in defending these claims, and even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees. Any litigation or the threat thereof may adversely affect our ability to hire or retain employees. A loss of key personnel or their work product could diminish or prevent our ability to commercialize ABP-450, which could have an adverse effect on our business, results of operations and financial condition.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may also be subject to claims that former employers or other third parties have an ownership interest in our patents or other intellectual property. Moreover, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Furthermore, individuals executing agreements with us may have preexisting or competing obligations to a third party, such as an academic institution, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. We or our licensors may in the future be subject to claims by former employees, consultants or other third parties asserting an ownership right in our owned or licensed patents or patent applications. An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar technology and therapeutics, without payment to us, or could limit the duration of any patent protection covering ABP-450 and future product candidates. Disputes about the ownership of intellectual property may have a material adverse effect on our business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Although we have filed applications to register trademarks in the United States, we currently do not own any registered trademarks and our current and future trademark applications in the United States and in foreign jurisdictions may not be allowed or may subsequently be opposed. Further, our unregistered or future registered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

Third parties may assert that we are using trademarks or trade names that are confusingly similar to their marks. If any third-party were able to establish that our trademarks or trade names were infringing their marks, that third-party may be able to block our ability to use the infringing trademark or trade name. In addition, if a third-party were to bring such a claim, we would be required to dedicate time and resources to fight the claim, which time and resources could otherwise be used toward the maintenance of our own intellectual property.

Parties making claims against us may request and obtain injunctive or other equitable relief, which could prevent our ability to use the subject trademarks or trade names. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee and management resources from our business, and their time and resources could otherwise be used toward the maintenance of our own intellectual property and may otherwise be expensive and time-consuming, particularly for a company of our size. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement. We may be required to re-brand one or more of our products or services offered under the infringing trademark or trade name, which may require substantial time and monetary expenditure. Third parties could claim senior rights in marks which might be enforced against our use of trademarks or trade names, resulting in an injunction prohibiting our sales under those trademarks or trade names.

Our efforts to enforce or protect our proprietary rights related to trademarks may be ineffective and could result in substantial costs and diversion of resources. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

●	others may be able to make ABP-450 and future product candidates that are similar to ours, but that are not covered by the claims of the patents that we may license or own in the future;
●	we, or our license partners or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent applications that we license or may own in the future;
●	we, or our license partners or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;
●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;
●	others may circumvent our regulatory exclusivities, such as by pursuing approval of a competitive product candidate via the traditional approval pathway based on their own clinical data, rather than relying on the abbreviated pathway provided for biosimilar applicants;
●	it is possible that our pending licensed patent applications or those that we may own in the future will not lead to issued patents;
●	issued patents that we hold rights to now or in the future may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
●	others may have access to the same intellectual property rights licensed to us in the future on a nonexclusive basis;

●	our competitors might conduct R&D activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
●	we may not develop additional proprietary technologies that are patentable;
●	the patents or other intellectual property rights of others may have an adverse effect on our business; or
●	we may choose not to file a patent for certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Government Regulation

Our business and products are subject to extensive government regulation.

We are subject to extensive, complex, costly and evolving regulation by federal and state governmental authorities in the United States, the European Union, Canada and other countries, principally by the FDA, the EMA, Health Canada and other similar regulatory authorities. Daewoong is also subject to extensive regulation by the FDA and the South Korean regulatory authorities as well as other regulatory authorities. Our failure to comply with all applicable regulatory requirements, or Daewoong’s or any future collaborator’s failure to comply with applicable regulatory requirements, including those promulgated under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, and other laws may subject us to operating restrictions and criminal prosecution, monetary penalties and other enforcement or administrative actions, including sanctions, warning letters, import alerts, product seizures, recalls, fines, injunctions, suspension, revocation of approvals, or exclusion from future participation in the Medicare and Medicaid programs.

In the event our products receive regulatory approval, we and our direct and indirect suppliers, including Daewoong, will remain subject to the periodic inspection of our plants and facilities, review of production processes, and testing of our products to confirm that we are in compliance with all applicable regulations. Adverse findings during regulatory inspections may result in requirements that we implement REMS programs, requirements that we complete government mandated clinical studies, and government enforcement actions, including those relating to labeling, advertising, marketing and promotion, as well as regulations governing manufacturing controls.

If we experience delays in obtaining approval or if we fail to obtain approval of ABP-450 in any of our proposed therapeutic indications, the commercial prospects for ABP-450 may be harmed and our ability to generate revenue will be materially impaired.

In addition, in the course of our activities we may collect information from clinical study subjects or other individuals that subjects us to a variety of rapidly evolving laws regarding privacy, data protection and data security, including those related to the collection, storage, handling, use, disclosure, transfer and security of personal data. Data breaches or other violations of these laws could subject our business to significant penalties and reputational harm. For more information on data security and privacy, see “Risk Factors — Risks Related to Government Regulation — We are subject to stringent and often unsettled privacy laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and changes in such laws, regulations, policies and contractual obligations could adversely affect our business.”

If we fail to obtain regulatory approvals in foreign jurisdictions for ABP-450, we will be unable to market our products outside of the United States.

In addition to regulations in the United States, we are and will be subject to a variety of foreign regulations governing manufacturing, clinical studies, commercial sales and distribution of our future products. Whether or not we obtain FDA approval for a product candidate, we must obtain approval of the product by the comparable regulatory authorities of foreign countries before commencing clinical studies or marketing in those countries. The approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Clinical studies conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not be able to file for regulatory approvals or to do so on a timely basis, and even if we do file, we may not receive necessary approvals to commercialize our products in markets outside of the United States.

The misuse or off-label use of our approved products, if any, may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

The FDA and other regulatory agencies strictly regulate the marketing and promotional claims that are made about pharmaceutical products. In particular, a product may not be promoted for uses or indications that are not specifically approved by the FDA, the EMA or other regulatory agencies as reflected in the product’s approved labeling. For example, if we receive marketing approval for ABP-450 in any therapeutic indication, physicians could use ABP-450 on their patients in a manner that is inconsistent with the approved label, such as for the treatment of other aesthetic or therapeutic indications for which other similar botulinum toxins are approved. Although ABP-450, if approved, will be similar to Jeuveau, we will not be able to market ABP-450 as being interchangeable with Jeuveau. If we are found to have promoted uses that are not part of ABP-450’s approved labeling, we may be subject to enforcement action from the FDA, the EMA and other regulatory agencies, as applicable, and become subject to significant liability, which would materially harm our business. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. If we become the target of such an investigation or prosecution based on our marketing and promotional practices, we could face similar sanctions, which would materially harm our business. In addition, management’s attention could be diverted from our business operations, significant legal expenses could be incurred, and our reputation could be damaged. The FDA has also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed in order to resolve FDA enforcement actions. If we are deemed by the FDA to have engaged in the promotion of our products for off-label use, we could be subject to FDA prohibitions or other restrictions on the sale or marketing of our products and other operations or significant fines and penalties, and the imposition of these sanctions could also affect our reputation and position within the industry. In addition, off-label promotion could expose us to liability under the FCA, as well as similar state laws.

Physicians may also misuse ABP-450, if approved, or use improper techniques, potentially leading to adverse results, side effects or injury, which may lead to product liability claims. If ABP-450 is misused or used with improper techniques or is determined to cause or contribute to patient harm, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend, result in sizable damage awards against us that may not be covered by insurance and subject us to negative publicity resulting in reduced sales of our products. Furthermore, the use of ABP-450, if approved, for indications other than those cleared by the FDA, may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients. Any of these events could harm our business and results of operations and cause the price of our Common Stock to decline.

Our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

We are subject to applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the FCA, which may constrain the business or financial arrangements and relationships through which we sell, market and distribute our products. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry (e.g., healthcare providers, physicians and third party payors), are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. We also may be subject to patient information and privacy and security regulation by both the federal government and the states and foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

●	The Anti-Kickback Statute, which prohibits the knowing and willful offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including but not limited to cash, improper discounts, and free or reduced price items and services. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. A claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of anti-kickback and other applicable laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.
●	The federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. Some state law equivalents of the above federal laws, such as the Anti-Kickback Statute and FCA, apply to items or services regardless of whether the good or service was reimbursed by a government program, so called all-payor laws. These all-payor laws could apply to our sales and marketing activities even if the Anti-Kickback Statute and FCA laws are inapplicable.
●	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it.
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, and as amended again by the Final HIPAA Omnibus Rule, published in January 2013, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and certain healthcare providers, as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information also implicate our business. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition to other federal laws, state laws and foreign laws, such as the General Data Protection Regulation in the European Union, or the GDPR, create the potential for substantial penalties in the event of any non-compliance with the applicable data privacy and data protection laws.
●	The federal Physician Payment Sunshine Act, created under the Patient Protection and Affordable Care Act, or the ACA, and its implementing regulations, which requires manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services, or HHS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. For the data submitted on or after January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulatory guidance. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies, healthcare providers and other third parties, including charitable foundations, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time- and resource-consuming and can divert management’s attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

If our marketing or other arrangements were determined to violate anti-kickback or related laws, including the FCA or an all-payor law, then we could be subject to penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment, reputational harm and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Any action for violation of these laws, even if successfully defended, could cause us to incur significant legal expenses and divert management’s attention from the operation of the business. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect our business in an adverse way. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs.

State and federal authorities have aggressively targeted pharmaceutical companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements with pharmacies and other healthcare providers that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines, have been ordered to implement extensive corrective action plans, and have in many cases become subject to consent decrees severely restricting the manner in which they conduct their business, among other consequences. Additionally, federal and state regulators have brought criminal actions against individual employees responsible for alleged violations. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions or our marketing and promotional practices, we could face similar sanctions, which would materially harm our business.

Also, the FCPA and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-United States officials for the purpose of obtaining or retaining business. Our internal control policies and procedures may not protect us from reckless or negligent acts committed by our employees, future distributors, partners, collaborators or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

Legislative or regulatory healthcare reforms in the United States and other countries may make it more difficult and costly for us to obtain regulatory clearance or approval of ABP-450 and to produce, market, and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in the United States Congress or other countries that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, regulations and guidance are often revised or reinterpreted by the FDA and other regulatory authorities in ways that may significantly affect our business and our products. Any new regulations, revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of ABP-450. Such changes could, among other things, require:

●	changes to manufacturing or marketing methods;
●	changes to product labeling or promotional materials;
●	recall, replacement, or discontinuance of one or more of our products; and
●	additional recordkeeping.

Each of these would likely entail substantial time and cost and could materially harm our business and our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any future products would harm our business, financial condition, and results of operations.

Inadequate funding for the FDA, the SEC and other government agencies, including from government shut downs, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund R&D activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years the United States government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Since March 2020 when foreign and domestic inspections of facilities were largely placed on hold, the FDA has been working to resume routine surveillance, bioresearch monitoring and pre-approval inspections on a prioritized basis. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections. As of May 2021, certain inspections, such as foreign preapproval, surveillance, and for-cause inspections that are not deemed mission-critical, remain temporarily postponed. In April 2021, the FDA issued guidance for industry formally announcing plans to employ remote interactive evaluations, using risk management methods, to meet user fee commitments and goal dates and in May 2021 announced plans to continue progress toward resuming standard operational levels. In July 2022, the FDA released a draft guidance document on use of mandatory and voluntary Remote Regulatory Assessments, or RRAs, which, among other things, addressed the use of remote assessments as a means of reducing delays in approvals, but did not in any way commit the FDA to using RRAs in lieu of on-site inspections. Should the FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the agency has stated that it generally intends to issue a complete response letter or defer action on the application until an inspection can be completed. In 2020, 2021 and 2022 a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown or other disruption occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, whichh may also impact our business by delaying review of our public filings, to the extent such review is necessary, and our ability to access the public markets.

We are subject to stringent and often unsettled privacy laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and changes in such laws, regulations, policies and contractual obligations could adversely affect our business.

We are subject to data privacy and protection laws and regulations that apply to the collection, transmission, storage and use of personally identifying information or personal data, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

There are numerous United States federal and state laws and regulations relating to privacy and security of personal information. Data privacy remains an evolving landscape at both the domestic and international level, with new regulations coming into effect. For example, the State of California enacted the California Consumer Privacy Act of 2018, or CCPA, which went into effect on January 1, 2020 and requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, allow consumers to opt out of certain data sharing with third parties and provide a new cause of action for data breaches. Additionally, California voters approved a new privacy law, the California Privacy Rights Act, or CPRA, in the November 3, 2020 election. Effective starting on January 1, 2023, the CPRA significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also created a new state agency that is vested with authority to implement and enforce the CCPA and the CPRA. New legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to confidential, sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts.

In addition, all 50 states and the District of Columbia have enacted breach notification laws that may require us to notify patients, employees or regulators in the event of unauthorized access to or disclosure of personal or confidential information experienced by us or our service providers. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. We also may be contractually required to notify patients or other counterparties of a security breach.

Although we may have contractual protections with our service providers, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our service providers may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

In addition, the GDPR became applicable on May 25, 2018 in respect of processing operations carried out in the context of the activities of an establishment in the European Economic Area, or EEA, and any processing relating to the offering of goods or services to individuals in the EEA and/or the monitoring of their behavior in the EEA.

While we do not at this time collect, store, use or process data on behalf of existing customers or for anyone residing in the United Kingdom or Europe, if we do so in the future, we will be subject to the rigorous and time-intensive policies of the GDPR. There is no assurance that our own limited privacy and security-related safeguards will protect us from all risks associated with data privacy and information security.

Risks Related to Being a Public Company

The price of our Common Stock may be volatile.

The price of our Common Stock has been and is likely to continue to be volatile. The market price for our Common Stock may be influenced by many factors, including the other risks described in this section of the prospectus entitled “Risk Factors” and the following:

●	our ability to advance our current or potential future product candidates throughout applicable clinical studies;
●	results of preclinical studies for our current or potential future product candidates, or those of our competitors;
●	the impact of the ongoing COVID-19 pandemic on our business;
●	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our future products;

●	the success of competitive products or technologies;
●	introductions and announcements of new product candidates by us or our competitors, and the timing of these introductions or announcements;
●	actions taken by regulatory authorities with respect to our future product candidates, clinical trials, manufacturing process or sales and marketing terms;
●	actual or anticipated variations in our financial results or those of companies that are perceived to be similar to us;
●	the success of our efforts to acquire or in-license additional technologies, products or product candidates;
●	developments concerning any future collaborations, including, but not limited to, those with any sources of manufacturing supply and future commercialization collaborators;
●	market conditions in the pharmaceutical and biotechnology sectors;
●	market conditions and sentiment involving companies that have recently completed a business combination with a special purpose acquisition company (“SPAC”);
●	announcements by us or our competitors of significant acquisitions, strategic alliances, joint ventures or capital commitments;
●	developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for its products;
●	Our ability or inability to raise additional capital and the terms on which it is raised;
●	the recruitment or departure of key personnel;
●	changes in the structure of healthcare payment systems;
●	actual or anticipated changes in earnings estimates or changes in stock market analyst recommendations regarding our Common Stock, other comparable companies or the industry generally;
●	Our failure or the failure of our competitors to meet analysts’ projections or guidance that our or our competitors may give to the market;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us;
●	announcement and expectation of additional financing efforts;
●	speculation in the press or investment community;
●	trading volume of our Common Stock;
●	sales of our Common Stock by us or by our stockholders;
●	the concentrated ownership of our Common Stock;
●	changes in accounting principles;

●	terrorist acts, acts of war or periods of widespread civil unrest;
●	natural disasters, public health crises and other calamities; and
●	general economic, industry and market conditions.

In addition, the stock markets in general, and the markets for SPAC post-business combination businesses, pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility, including since the Closing. This volatility can often be unrelated to the operating performance of the underlying business. These broad market and industry factors may seriously harm the market price of our Common Stock, regardless of AEON’s operating performance.

We may incur significant costs from class action litigation due to the expected stock volatility.

The price of Common Stock may fluctuate for many reasons, including as a result of public announcements regarding the progress of development efforts for our main product candidate, ABP-450, the development efforts of competitors, the addition or departure of key personnel, variations in quarterly operating results and changes in market valuations of biopharmaceutical and biotechnology companies. This risk is especially relevant to us because biopharmaceutical and biotechnology companies have experienced significant stock price volatility in recent years, including since the Closing. In addition, recently there has been significant stock price volatility involving the shares of companies that have recently completed a business combination with a SPAC. When the market price of a stock has been volatile as our Common Stock’s price may be, holders of that stock have occasionally brought securities class action litigation against the company that issued the stock. Additionally, there has recently been a general increase in litigation against companies that have recently completed a business combination with a SPAC alleging fraud and other claims based on inaccurate or misleading disclosures. If any of our stockholders were to bring a lawsuit of this type against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. Any such lawsuit could also divert the time and attention of management.

Any failure to meet the continued listing requirements of NYSE American could result in a delisting of our Common Stock and our Warrants.

If we fail to satisfy the continued listing requirements of NYSE American, such as failing to satisfy any applicable corporate governance requirements or the minimum closing bid price requirement, NYSE American may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of our securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the NYSE American minimum bid price requirement or prevent future non-compliance with NYSE American’s listing requirements. Additionally, if our securities are not listed on, or become delisted from, NYSE American for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if our securities were quoted or listed on NYSE American or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

We are an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Stock less attractive to investors, which may make it more difficult to compare our performance with other public companies.

We are an emerging growth company as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies for up to five years following the completion of this offering, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. To the extent we continue to take advantage of any of these exemptions, the information that we provide stockholders may be different than what is available with respect to other public companies. Investors may find the our Common Stock less attractive because we will continue to rely on these exemptions. If some investors find the our Common Stock less attractive as a result, there may be a less active trading market for the Common Stock, and the stock price may be more volatile.

An emerging growth company may elect to delay the adoption of new or revised accounting standards. Because we have made this election, Section 102(b)(2) of the JOBS Act allows us to delay adoption of new or revised accounting standards until those standards apply to non-public business entities. As a result, the financial statements contained in this prospectus and those that we will file in the future may not be comparable to companies that comply with public business entities revised accounting standards effective dates.

We are also a “smaller reporting company” as such term is defined in the Rule 12b-2 of the Exchange Act, meaning that the market value of our common stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue is less than $100 million during the most recently completed fiscal year. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including exemption from compliance with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements. Investors could find our Common Stock less attractive because it may rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and the trading price may be more volatile.

Future sales and issuances of our Common Stock or rights to purchase our Common Stock could result in additional dilution of the percentage ownership of our stockholders and could cause our Common Stock price to fall.

The net proceeds from the Business Combination, along with our cash, are sufficient to fund our operating plans through at least June 30, 2024. However, we have based these estimates on numerous assumptions that may prove to be wrong, and we could spend our available capital resources much faster than we currently expect or require more capital to fund our operations than we currently expect. Significant additional capital will be needed in the future to continue our planned operations, including further development of our product candidate ABP-450, preparing INDs or equivalent filings, conducting preclinical studies and clinical trials, commercialization efforts, expanded R&D activities and costs associated with operating a public company. To raise capital, we may sell Common Stock, convertible securities or other equity securities in one or more transactions at prices and in a manner as determined from time to time. If we sell Common Stock, convertible securities or other equity securities, existing investors may be materially diluted by subsequent sales. New investors could gain rights, preferences and privileges senior to the holders of our Common Stock.

Pursuant to the 2023 Incentive Award Plan, or “the 2023 Plan”, our Board or Compensation Committee is authorized to grant equity-based awards to our employees, directors and consultants. Initially, the aggregate number of shares of our Common Stock that may be issued pursuant to stock awards under the 2023 Plan is 3,839,892 shares. Additionally, the number of shares of our Common Stock reserved for issuance under the 2023 Plan will automatically increase on January 1 of each year, beginning in 2024 and ending in 2033, by an amount equal to the lesser of (i) 4% of the number of fully-diluted number of shares outstanding (as calculated pursuant to the terms of the 2023 Plan) on the final day of the immediately preceding calendar year or (ii) such lesser number of shares as is determined by our Board.

Pursuant to the Employee Stock Purchase Program, or ESPP, our employees will have the opportunity to purchase shares of our Common Stock at a discount through accumulated payroll deductions. Initially, the aggregate number of shares of Common Stock that may be issued under the ESPP is 488,146 shares. In addition, the number of shares of Common Stock available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2024 and ending in 2033 by an amount equal to the lesser of (a) 1% of the fully-diluted number of shares outstanding (as calculated pursuant to the terms of the ESPP) on the final day of the immediately preceding calendar year or (b) such lesser number of shares as is determined by our Board. Unless our Board elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause the price of our Common Stock to fall.

Our issuance of additional shares of Common Stock or other equity securities of equal or senior rank would, all else being equal, have the following effects:

●	existing stockholders’ proportionate ownership interests would decrease;

●	the amount of cash available per share of Common Stock, including for payment of dividends in the future, may decrease;
●	the relative voting strength of each previously outstanding share of Common Stock would be diminished; and
●	the market price of shares of our Common Stock may decline.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We must design its disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls and procedures can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our Common Stock.

We currently expect that securities research analysts will establish and publish their own periodic financial projections for the business of AEON. These projections may vary widely and may not accurately predict the results AEON actually achieves. AEON’s stock price may decline if its actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on AEON downgrades its stock or publishes inaccurate or unfavorable research about its business, AEON’s stock price could decline. If one or more of these analysts ceases coverage of AEON or fails to publish reports on AEON regularly, its stock price or trading volume could decline. While we expect research analyst coverage, if no analysts commence coverage of AEON, the trading price and volume for AEON common stock could be adversely affected.

The obligations associated with being a public company involve significant expenses and require significant Resources and management attention, which may divert from AEON’s business operations.

As a public company, AEON is subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. The listing requirements of NYSE American also require that we satisfy certain corporate governance requirements. As a result, AEON will incur significant legal, accounting and other expenses that AEON did not previously incur. AEON’s entire management team and many of its other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage its transition into a public company.

These rules and regulations will result in AEON incurring substantial legal, financial and accounting compliance costs in addition to other expenses and will make some activities more time-consuming and costly. The increased costs will decrease our net income or increase our consolidated net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, these rules and regulations will likely make it more difficult and more expensive for AEON to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. As a result, it may be difficult for AEON to attract and retain qualified people to serve on its Board, its Board committees or as executive officers.

Provisions in AEON’s certificate of incorporation, AEON’s bylaws and Delaware law have anti-takeover effects that discourage an acquisition of AEON by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management, which could depress the trading price of our Common Stock.

AEON’s certificate of incorporation, bylaws, and Delaware law contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us or changes in our management that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. AEON’s certificate of incorporation and bylaws include provisions that:

●	authorize “blank check” preferred stock, which could be issued by our Board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to Common Stock;
●	create a classified Board whose members serve staggered three-year terms;
●	specify that special meetings of our stockholders can be called only by our Board, the chairperson of the Board or our chief executive officer or president;
●	prohibit stockholder action by written consent;
●	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board;
●	specify that no stockholder is permitted to cumulate votes at any election of directors;
●	expressly authorize our Board to adopt, amend or repeal our bylaws; and
●	require supermajority votes of the holders of Common Stock to amend specified provisions of our certificate of incorporation and bylaws. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Common Stock, thereby depressing the market price of our Common Stock.

In addition, because we are incorporated in the State of Delaware, we are governed by the provisions of Section 203 of the DGCL, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Common Stock, and could also affect the price that some investors are willing to pay for our Common Stock.

AEON’s certificate of incorporation and bylaws designate the Court of Chancery of the State of Delaware as the exclusive forum for certain state law litigation that may be initiated by our stockholders and the United States federal district courts as the exclusive forum for certain securities law actions, which could limit our stockholders’ ability to litigate disputes with us in a different judicial forum and increase the costs for our stockholders to pursue certain claims against us.

Pursuant to AEON’s bylaws and certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or employees to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL, AEON’s certificate of incorporation and bylaws (including their interpretation, validity or enforceability); or (iv) any action asserting a claim governed by the internal affairs doctrine. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Stockholders cannot waive compliance with the Securities Act, the Exchange Act or any other federal securities laws or the rules and regulations thereunder.

Unless we consent in writing to the selection of an alternate forum, the United States federal district courts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to these exclusive forum provisions. The forum selection provisions in our bylaws may limit our stockholders’ ability to litigate disputes with us in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, these forum selection provisions may impose additional litigation costs for stockholders who determine to pursue any such lawsuits against us.

Subsequent to the Closing, New AEON may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Prior to the Business Combination, although Priveterra conducted due diligence on AEON, we cannot assure you that this diligence revealed all material issues that may be present in our operating business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of our control will not later arise. As a result, New AEON may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if Priveterra’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Priveterra’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on New AEON’s liquidity, the fact that New AEON may incur charges of this nature could contribute to negative market perceptions about our securities. In addition, charges of this nature may cause New AEON to be unable to obtain future financing on favorable terms or at all. Accordingly, stockholders could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Priveterra’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of our Common Stock may decline after the Closing.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, fluctuations in the price of our Common Stock could contribute to the loss of all or part of your investment. Any of the factors listed below could have a material adverse effect on your investment, and our Common Stock may trade at a price significantly below the price you paid for it. In such circumstances, the trading price of our Common Stock may not recover and may experience a further decline.

Broad market and industry factors may materially harm the market price of our Common Stock after the Closing, irrespective of our operating performance. The stock market in general and NYSE American have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies, notably in the biopharmaceutical industry, which investors perceive to be similar to us, could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price for our Common Stock also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

General Risks

Our business and operations would suffer in the event of computer system failures, including but not limited to our information technology systems, infrastructure and data, or those of our third-party vendors, contractors or consultants failing, becoming unavailable, or suffering security breaches, losses or leakages of data and other disruptions, which could result in disruption of our services, compromise sensitive information (including personal information) related to our business, or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors and other contractors and consultants who have access to our confidential information.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to breakdown or other damage from service interruptions, computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions, including ransomware attacks, over the internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusions, including by computer hackers, foreign governments, and cyber-terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our current or future product development programs. For example, the loss of clinical study data from completed or any future ongoing or planned clinical studies could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, and the further development of our product candidate could be delayed.

We cannot assure you that our data protection efforts and our investment in information technology will prevent breakdowns, data leakages, breaches in our systems, or those of our third-party vendors and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations, or financial condition. For example, if such an event were to occur and cause interruptions in our operations, or those of our third-party vendors and other contractors and consultants, it could result in a material disruption or delay of the development of ABP-450 and future product candidates. Furthermore, significant disruptions of our internal information technology systems or those of our third-party vendors and other contractors and consultants, or security breaches could result in the loss, misappropriation, or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information, which could result in financial, legal, business and reputational harm to us. For example, any such event that leads to actual or perceived unauthorized access, use, or disclosure of personal information, including personal information regarding our customers or employees, could harm our reputation directly, compel us to comply with federal or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on third parties to provide services and technology necessary for the operation of our business. Any failure of one or more of our vendors, suppliers or licensors to provide these services or technology could have a material adverse effect on our business.

We rely on third-party vendors to provide critical services, including, among other things, services related to accounting, billing, human resources, and information technology that we cannot or do not provide ourselves. We depend on these vendors to ensure that our corporate infrastructure will consistently meet our business requirements. The ability of these third-party vendors to successfully provide reliable and high quality services is subject to technical and operational uncertainties that are beyond our control.

While we may be entitled to damages if our vendors fail to perform under their agreements with us, the amount of damages we receive may be limited. In addition, we do not know whether we will be able to collect on any award of damages or that these damages would be sufficient to cover the actual costs we would incur as a result of any vendor’s failure to perform under its agreement with us. Any failure of our corporate infrastructure could have a material adverse effect on our business, financial condition and results of operations. Upon expiration or termination of any of our agreements with third-party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Common Stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not currently have and may never obtain research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our Common Stock, and such lack of research coverage may adversely affect the market price of our Common Stock. In the event we obtain equity research analyst coverage, we will not have any control of the analysts or the content and opinions included in their reports. The price of our Common Stock could decline if one or more equity research analysts downgrades our Common Stock or issues other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our Common Stock could decrease, which in turn could cause the trading price or trading volume of our Common Stock to decline.

Operating as a public company requires us to incur substantial costs and requires substantial management attention. In addition, our management team has limited experience managing a public company and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified board members.

As a public company, we will incur substantial legal, accounting and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules and regulations of the SEC. The rules and regulations of NYSE American also apply to us. As part of the new requirements, we have established and will need to maintain effective disclosure and financial controls and have made and will need to maintain changes to our corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming or costly, and increase demand on our systems and resources.

Most of our management and other key personnel have little experience managing a public company and preparing public filings. In addition, as a public company, certain of our management and other key personnel will be required to divert attention from other business matters to devote substantial time to the reporting and other requirements of being a public company. In particular, we expect to incur significant expense and devote substantial management effort to complying with the requirements of Section 404 of the Sarbanes-Oxley Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by stockholders and competitors. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

In addition, as a result of our disclosure obligations as a public company, we have reduced flexibility and are under pressure to focus on short-term results, which may adversely affect our ability to achieve long-term profitability.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Registered Holders.

The Registered Holders will pay all incremental selling expenses relating to the sale of their shares of Common Stock and Warrants, including underwriters’ commissions and discounts, brokerage fees, underwriter marketing costs and all reasonable fees and expenses of any legal counsel representing the Registered Holders, except that we will pay the reasonable fees and expenses of one legal counsel for the Registered Holders, in the event of an underwritten offering of their securities. We will bear all other costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including, without limitation, all registration and filing fees, printing and delivery fees, NYSE American listing fees and fees and expenses of our counsel and our accountants.

We will receive the proceeds from any exercise of Warrants or options for cash. We intend to use the proceeds from such exercises for general corporate and working capital purposes.

DIVIDEND POLICY

We have never declared or paid any cash dividends on shares of our Common Stock. Any future determination related to our dividend policy will be made at the discretion of our Board after considering our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations our Board deems relevant. It is the present intention of our Board to retain all available funds and future earnings, if any, to fund the development and growth of our business operations and, accordingly, our Board does not anticipate declaring or paying any cash dividends in the foreseeable future.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in the Current Report on Form 8-K (the “Form 8-K”) filed by AEON BioPharma, Inc. with the Securities and Exchange Commission (the “SEC”) on July 27, 2023 and, if not defined in the Form 8-K, the Proxy Statement. Unless the context otherwise requires, “AEON” refers to AEON BioPharma, Inc. prior to the Closing, and “Priveterra” refers to Priveterra Acquisition Corporation prior to the Closing.

The following unaudited pro forma condensed consolidated combined financial information presents the combination of the financial information of Priveterra and AEON adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed consolidated combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The historical financial information of Priveterra was derived from the unaudited financial statements of Priveterra as of and for the six months ended June 30, 2023 and the audited financial statements of Priveterra for the year ended December 31, 2022. The historical financial information of AEON was derived from the unaudited condensed consolidated financial statements of AEON as of and for the six months ended June 30, 2023 and the audited consolidated financial statements of AEON for the year ended December 31, 2022. Such unaudited pro forma financial information has been prepared on a basis consistent with the audited financial statements of Priveterra and AEON, respectively, and should be read in conjunction with the audited historical financial statements and related notes. This information should be read together with Priveterra’s and AEON’s audited financial statements and related notes, the sections titled “Priveterra Management’s Discussion and Analysis of Results of Financial Condition and Results of Operations of Priveterra” and “AEON Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information as filed in the Company’s proxy statement/prospectus on May 9, 2023.

The unaudited pro forma condensed consolidated combined balance sheet as of June 30, 2023 combines the historical balance sheet of Priveterra and the historical consolidated balance sheet of AEON on a pro forma basis as if the Business Combination and the related transactions contemplated by the Business Combination Agreement, summarized below, had been consummated on June 30, 2023. The unaudited pro forma condensed consolidated combined statement of operations for the six months ended June 30, 2023 and the year ended December 31, 2022 combine the historical statement of operations of Priveterra and historical consolidated statement of operations of AEON for such periods on a pro forma basis as if the Business Combination and the transactions contemplated by the Business Combination Agreement, summarized below, had been consummated on January 1, 2022, the beginning of the earliest period presented. There were no pro forma adjustments required to eliminate activities between the companies.

These unaudited pro forma condensed consolidated combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Business Combination and related transactions actually been completed on the assumed date or for the period presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed consolidated combined financial information.

Description of the Business Combination

On December 12, 2022, Priveterra entered into the Business Combination Agreement, pursuant to which the Business Combination between Priveterra and AEON was effected in two steps. At July 21, 2023, “the Closing”, the merger was effected by Merger Sub merging with and into AEON, with AEON surviving such merger as the surviving entity. Upon consummation of the Business Combination, AEON became a wholly owned subsidiary of Priveterra. Priveterra then changed its name to “AEON Biopharma, Inc.”

On January 6, 2023, Priveterra and AEON entered into Committed Financing Arrangements with Alphaeon 1 LLC and Daewoong Co., LTD, pursuant to which each agreed to purchase $15.0 million and $5.0 million, respectively, worth of shares of Class A Common Stock, at a purchase price of $7.00 per share as detailed in the Committed Financing Agreements.

On June 8, 2023, Priveterra and AEON entered into an additional Committed Financing Arrangement with Alphaeon 1 LLC, pursuant to which Alphaeon 1 LLC agreed to purchase $20.0 million worth of shares of Class A Common Stock, at a purchase price of $7.00 per share as detailed in the Committed Financing Agreements.

On June 29, 2023, Priveterra and AEON entered into the Forward Purchase Agreements, each of the Sellers. Pursuant to the terms of the Forward Purchase Agreements, the Sellers purchased 236,236 shares of Class A Common Stock from redeeming shareholders, and an additional 6,038,764 shares of Common Stock were purchased from Priveterra. In order to fund such purchases, Counterparty paid to the Sellers the Prepayment Amount of $66.7 million directly from the Trust Account.

The “Valuation Date” will be the earlier to occur of (a) the date that is two years after the Closing Date pursuant to the Business Combination Agreement, by and among Priveterra, Merger Sub and Target; (b) the date specified by Seller in a written notice to be delivered to Counterparty at Seller’s discretion (which Valuation Date shall not be earlier than the day such notice is effective) after the occurrence of any of (w) a VWAP Trigger Event (x) a Delisting Event, (y) a Registration Failure or (z) unless otherwise specified therein, upon any Additional Termination Event; and (c) 90 days after delivery by the Counterparty of a written notice in the event that for any 20 trading days during a 30 consecutive trading day-period that occurs at least 6 months after the Closing Date, the VWAP Price is less than the Reset Price Floor.

In all other cases, the settlement amount shall be a cash amount equal to the Number of Shares as of the Valuation Date which are registered for resale under an effective resale Registration Statement or may be transferred without any restrictions pursuant to an exemption from the registration requirements of Section 5 of the Securities Act, including as a result of the satisfaction of the requirement for the Counterparty to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or the volume and manner of sale limitations under Rule 144(e), (f) and (g) under the Securities Act, multiplied by the volume weighted daily VWAP Price over the Valuation Period.

On June 29, 2023, Priveterra entered into separate subscription agreements (the “New Money PIPE Subscription Agreements” and together with the FPA Funding Amount PIPE Subscription Agreements, the “PIPE Subscription Agreements” or the “PIPE”) with each of ACM ASOF VIII Secondary-C LP, the Polar Affiliate and certain other investors (collectively, the “New Money PIPE Investors”). Pursuant to the New Money PIPE Subscription Agreements, the New Money PIPE Investors subscribed for and purchased, and Priveterra issued and sold to the New Money PIPE Investors, on the Closing Date, an aggregate of 1,001,000 shares of Priveterra Common Stock for a purchase price of $7.00 per share, for aggregate gross proceeds of $7.0 million.

On June 29, 2023, the Sponsor entered into separate letter agreements (each, “Letter Agreement” and collectively, the “Letter Agreements”) with each of ACM ASOF VIII Secondary-C LP and Polar. Pursuant to the Letter Agreements, in the event that the Transfer VWAP for the shares of Priveterra Common Stock purchased pursuant to the New Money PIPE Subscription Agreements that are Transferred during the Measurement Period (the “Transferred PIPE Shares”) is less than $7.00 per share, then (i) ACM ASOF VIII Secondary-C LP and Polar shall be entitled to receive a number of additional shares of Priveterra Common Stock that have been registered for resale by the Company under an effective resale registration statement pursuant to the Securities Act, under which ACM ASOF VIII Secondary-C LP and Polar may sell or transfer such shares of Priveterra Common Stock in an amount that is equal to the lesser of (A) a number of shares of Priveterra Common Stock equal to the Make-Whole Amount divided by the VWAP (measured as of the date the Additional Shares are Transferred to ACM ARRT J LLC or Polar, as applicable) and (B) 400,000 shares of Priveterra Common Stock (the “Additional Shares”) and (ii) Sponsor shall promptly (but in any event within fifteen (15) business days) after the Measurement Date, transfer the Additional Shares to ACM ASOF VIII Secondary-C LP or Polar, as applicable. For the avoidance of doubt, in the event the Transfer VWAP for the Transferred PIPE Shares is equal to or more than $7.00 per share, then neither ACM ASOF VIII Secondary-C LP nor Polar shall be entitled to any Additional Shares. “Make-Whole Amount” means an amount equal to the product of (A) $7.00 minus the Transfer VWAP multiplied by (B) the number of Transferred PIPE Shares.

On April 27, 2023, Priveterra and AEON amended the Business Combination Agreement. Concurrently with the amendment to the Business Combination Agreement, Priveterra amended the Sponsor Support Agreement to include restriction and forfeiture provisions related to the Founder Shares.

Effective immediately after the Closing, 50% of the Founder Shares (i.e., 3,450,000 Founder Shares) (the “Contingent Founder Shares”) were unvested and subject to the restrictions and forfeiture provisions set forth in this Sponsor Support Agreement. The remaining 50% of the Founder Shares and 100% of the Private Placement Warrants are not subject to such restrictions and forfeiture provisions. The Contingent Founder Shares shall vest, and shall become free of the provisions as follows:

●	1,000,000 of the Contingent Founder Shares (the “Migraine Phase 3 Contingent Founder Shares”) shall vest upon the achievement of the conditions for the issuance of the Migraine Phase 3 Contingent Consideration Shares on or prior to the Migraine Phase 3 Outside Date;
●	1,000,000 of the Contingent Founder Shares (the “CD BLA Contingent Founder Shares”) shall vest upon the achievement of the conditions for the issuance of the CD BLA Contingent Consideration Shares on or prior to the CD BLA Outside Date; and
●	1,450,000 of the Contingent Founder Shares (the “Episodic/Chronic Migraine Contingent Founder Shares”) shall vest upon the earlier of (x) the achievement of the conditions for the issuance of the Episodic Migraine Contingent Consideration Shares on or before the Episodic Migraine Outside Date and (y) the achievement of the conditions for the issuance of the Chronic Migraine Contingent Consideration Shares on or before the Chronic Migraine Outside Date.

The Sponsor shall not, and hereby waives any right to, vote the Contingent Founder Shares during any period of time that such Contingent Founder Shares are subject to vesting.

On June 6, 2023, Priveterra held the Meeting, at which time the Priveterra shareholders approved the Business Combination Agreement, among other matters.

The consideration paid at Closing by Priveterra to AEON security holders was payable in shares of Class A Common Stock subject to the Exchange Ratio.

Following the Closing, in addition to the consideration received at the Closing and as part of the overall Merger Consideration, certain AEON Stockholders (the “Participating AEON Stockholders”) will be issued a portion of up to 16,000,000 additional shares of Class A Common Stock, as follows:

●	1,000,000 shares of Class A Common Stock, in the aggregate, if, on or before June 30, 2025 (as it may be extended, the “Migraine Phase 3 Outside Date”), AEON shall have commenced a Phase 3 clinical study for the treatment of chronic migraine or episodic migraine, which Phase 3 clinical study will have been deemed to commence upon the first subject having received a dose of a Company Product in connection with such Phase 3 clinical study (such 1,000,000 shares of Class A Common Stock, the “Migraine Phase 3 Contingent Consideration Shares”); and
●	4,000,000 shares of Class A Common Stock, in the aggregate, if, on or before November 30, 2026 (as it may be extended, the “CD BLA Outside Date”), AEON shall have received from the FDA acceptance for review of the BLA submitted by AEON for the treatment of cervical dystonia (such 4,000,000 shares of Class A Common Stock, the “CD BLA Contingent Consideration Shares”);
●	4,000,000 shares of Class A Common Stock, in the aggregate, if, on or before June 30, 2029 (as it may be extended, the “Episodic Migraine Outside Date”), AEON shall have received from the FDA acceptance for review of the BLA submitted by AEON for the treatment of episodic migraine (such 4,000,000 shares of Class A Common Stock, the “Episodic Migraine Contingent Consideration Shares”); provided that in the event the satisfaction of the conditions for the issuance of the Episodic Migraine Contingent Consideration Shares occurs prior to the satisfaction of the conditions for the issuance of the Chronic Migraine Contingent Consideration Shares, then the number of Episodic Migraine Contingent Consideration Shares shall be increased to eleven million (11,000,000) shares of Class A Common Stock; and
●	7,000,000 shares of Class A Common Stock, in the aggregate, if, on or before June 30, 2028 (as it may be extended, the “Chronic Migraine Outside Date”, and together with the Migraine Phase 3 Outside Date, the CD BLA Outside Date and the Episodic Migraine Outside Date, the “Outside Dates”), AEON shall have received from the FDA acceptance for review of the BLA submitted by AEON for the treatment of chronic migraine (such 7,000,000 shares of Class A Common Stock, the “Chronic Migraine Contingent Consideration Shares”); provided that in the event that the number of Episodic Migraine

Contingent Consideration Shares is increased to eleven million (11,000,000), then the number of Chronic Migraine Contingent Consideration Shares shall be decreased to zero and no Contingent Consideration Shares will be issued in connection with the satisfaction of the conditions to the issuance of the Chronic Migraine Contingent Consideration Shares.
●	In the event that AEON licenses any of its products (except in connection with migraine or cervical dystonia indications) to a third-party licensor for distribution in the U.S. market (a “Qualifying License”) prior to the satisfaction of (x) the conditions for the issuance of the Episodic Migraine Contingent Consideration Shares and (y) the conditions for the issuance of the Chronic Migraine Contingent Consideration Shares, then upon the entry of AEON into such Qualifying License, two million (2,000,000) shares of Class A Common Stock shall become due and payable to AEON Stockholders and the number of Episodic Migraine Contingent Consideration Shares and (A) the number of Episodic Migraine Contingent Consideration Shares shall be reduced by one million (1,000,000) or by two million (2,000,000) and (B) the number of Chronic Migraine Contingent Consideration Shares shall be reduced by one million (1,000,000), but not below zero.

AEON accounts for the Contingent Consideration Shares as either equity-classified or liability-classified instruments based on an assessment of the Contingent Consideration Shares specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). AEON determined that the Contingent Consideration Shares were not indexed to New AEON’s stock and therefore are classified as a liability. The unaudited pro forma condensed combined financial information reflects the fair value of the Contingent Consideration liability, but does not reflect pro forma adjustments on a per share basis for the Contingent Consideration Shares because the contingencies have not yet been met and because the Contingent Consideration Shares would be anti-dilutive.

The issuance of such Contingent Consideration Shares would dilute the value of all shares of New AEON common stock outstanding at the time of issuance. Assuming the current capitalization structure, the 1,000,000 Phase 3 Migraine Contingent Consideration Shares that would become vested if, on or before June 30, 2025, AEON has commenced a Phase 3 clinical study for the treatment of chronic or episodic migraines, would represent approximately 4% of total shares outstanding for the redemption scenarios set forth. Assuming the current capitalization structure, the 4,000,000 BLA Cervical Success Contingent Consideration Shares that would become vested if, on or before November 30, 2026, AEON has received from the FDA acceptance for review of the BLA submitted by AEON for the treatment of cervical dystonia, would represent approximately 16% of total shares outstanding for the redemption scenarios set forth. Assuming the current capitalization structure, the 4,000,000 BLA Episodic Success Contingent Consideration Shares that would become vested if, on or before June 30, 2029, AEON has received from the FDA acceptance for review of the BLA submitted by AEON for the treatment of episodic migraines, would represent approximately 16% of total shares outstanding for the redemption scenarios set forth. Assuming the current capitalization structure, the 7,000,000 BLA Chronic Success Contingent Consideration Shares that would become vested if, on or before June 30, 2028, AEON has received from the FDA acceptance for review of the BLA submitted by AEON for the treatment of chronic migraines, would represent approximately 28% of total shares outstanding for the redemption scenarios set forth. If all redemption scenarios set forth are met, assuming current capitalization structure, Contingent Consideration Shares would represent approximately 64% of total shares outstanding.

Each share of AEON capital stock, if any, that is owned by Priveterra, Merger Sub, or AEON, or any of their subsidiaries (as treasury stock or otherwise) was automatically cancelled and extinguished without any conversion or consideration.

At the Effective Time, each issued and outstanding share of AEON common and preferred stock (other than any such shares of AEON common and preferred stock cancelled as described above and any dissenting shares) was converted into the right to receive (1) a number of shares of New AEON common stock equal to the Merger Consideration, and (2) Contingent Consideration Shares as, and subject to the contingencies, described above.

Each share of Merger Sub common stock issued and outstanding immediately prior to the Effective Time was converted into and became one newly issued share of New AEON common stock as the surviving corporation in the merger.

At the Effective Time, each outstanding option to purchase shares of AEON common stock and restricted stock unit were converted into an option to purchase, subject to substantially the same terms and conditions as were applicable under such options prior to the Effective Time, shares of New AEON common stock equal to the number of shares subject to such option or a restricted stock unit, subject to substantially the same terms and conditions as were applicable under such restricted stock units prior to the Effective Time, which will vest into shares of New AEON common stock equal to the number of shares subject to such or restricted stock unit prior to the Effective Time multiplied by the Exchange Ratio, at an exercise price per share of New AEON common stock equal to the exercise price per share of AEON common stock subject to such option or restricted stock unit divided by the Exchange Ratio.

Effective as of immediately prior to the Effective Time, each outstanding warrant to purchase shares of AEON capital stock was exercised in accordance with the terms of the relevant agreements governing such warrants.

Extension Proposal

On February 10, 2023, Priveterra filed a proxy statement detailing a Special Meeting held to approve the Extension Amendment from its shareholders to amend the Company’s Existing Charter to extend from February 11, 2023 to August 11, 2023, the date by which, if the Company had not consummated a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving one or more businesses or entities, the Company would have been required to: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the Public Shares; and (iii) as promptly as reasonably possible following such redemption, liquidate and dissolve.

The submission of the Extension Amendment to amend Priveterra’s Existing Charter entitled holders of public shares to redeem their shares for their pro rata portion of the funds held in the trust account established at the time of the Priveterra initial public offering. In connection with the Special Meeting, as of February 10, 2023, 25,597,728 shares of Priveterra Class A Common Stock were redeemed.

Business Combination Approval

On July 5, 2023, Priveterra held a Special Meeting to confirm final approval of the Business Combination Agreement. In connection with the Special Meeting, 1,681,348 shares of Priveterra Class A Common Stock were redeemed.

The following summarizes the pro forma ownership of Class A Common Stock of New AEON following the Business Combination:

	Number of Shares	Percentage of Outstanding Shares
AEON Stockholders(1)(2)(3)	22,219,790	65.9%
Public Stockholders(4)(5)(6)(7)	607,160	1.8%
Sponsor(8)(9)	3,527,586	10.5%
PIPE Investors(10)	7,351,000	21.8%
Pro forma Class A Common Stock as of June 30, 2023	33,705,536	100.0%
(1)	Excludes (i) 16,000,000 Contingent Consideration Shares as the Contingent Consideration conditions have not yet been met, (ii) 3,515,218 shares issuable in connection with outstanding AEON options, (iii) 3,839,892 shares available for issuance pursuant to the Incentive Plan, (iv) 488,146 shares available for issuance pursuant to the ESPP, (v) 77,586 shares (as calculated pursuant to the Exchange Ratio) held by Priveterra parties, and (vi) 1,041,565 unvested Restricted Stock Units issued to AEON shareholders.
(2)	Includes 5,797,611 shares issuable on the Closing in connection with Committed Financing Agreements. If disaggregated, Interim Financing Investors would hold approximately 17.2%.
(3)	Includes 127,801 Restricted Stock Units issued to AEON shareholders subject to accelerated vesting as of the Closing.
(4)	Excludes 9,200,000 shares issuable on exercise of Public Warrants.
(5)	Reflects the redemption of 25,597,782 shares of Priveterra Class A Common Stock in connection with the Special Meeting on February 10, 2023 and 1,445,112 shares of Priveterra Class A Common Stock in connection with the Special Meeting held on July 3, 2023.
(6)	Includes 50,000 shares issued to Priveterra service providers as payment of transactions fees.

(7)	Includes 236,236 shares purchased from redeeming shareholders by ACM and subsequently resold on public markets.
(8)	Excludes 3,450,000 Contingent Founder Shares as defined by the Sponsor Support Agreement.
(9)	Includes 77,586 AEON Company Shares (as calculated pursuant to the Exchange Ratio) held by Priveterra parties. Excludes 5,280,000 Private Placement Warrants. If all potential sources of dilution were exercised and converted into Class A Common Stock, the Sponsor and related parties would hold approximately 22.6%.
(10)	Includes 1,001,000 shares purchased pursuant to the New Money PIPE Subscription Agreements.

The presentation of pro forma financial statements is dependent upon which entity in the Business Combination is considered the accounting acquirer.

The Business Combination was accounted for using the asset acquisition method in accordance with U.S. GAAP. Under this method of accounting, Priveterra was considered to be the accounting acquirer based on the terms of the Business Combination Agreement. Upon consummation of the Business Combination, the cash on hand resulted in the equity at risk being considered insufficient for AEON to finance its activities without additional subordinated financial support. Therefore, AEON was considered a Variable Interest Entity (“VIE”) and the primary beneficiary of AEON was treated as the accounting acquirer. Priveterra holds a variable interest in AEON and owns 100% of AEON’s equity. Priveterra was considered the primary beneficiary as it retained the obligation to absorb the losses and/or receive the benefits of AEON that could have potentially been significant to AEON. The merger was accounted for as an asset acquisition as substantially all of the fair value was concentrated in IPR&D, an intangible asset. AEON’s assets (except for cash) and liabilities were measured and recognized as an allocation of the transaction price based on their relative fair values as of the transaction date with any value associated with IPR&D with no alternative future use expensed.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED BALANCE SHEET

AS OF JUNE 30, 2023

(in thousands, except share and per share data)

	Priveterra Acquisition Corp. (Historical)	AEON Biopharma, Inc. (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$441	$2,603	$26,000	B	$25,933
			3,317	C
			(8,133)	D
			(4,229)	E
			(1,000)	L
			6,934	N
Prepaid expenses and other current assets	151	59	—		210
Total current assets	592	2,662	22,889		26,143
Property and equipment, net	—	382	—		382
Operating lease right-of-use assets	—	382	—		382
Other assets	—	34	—		34
Investments held in Trust Account	21,193	—	(17,876)	A	—
			(3,317)	C
Total assets	$21,785	$3,460	$1,696		$26,941
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$6,961	$6,345	$(6,961)	D	$3,784
			(2,561)	E
Franchise tax payable	16	—	—		16
Promissory note – related party	1,000	—	(1,000)	L	—
Excise tax payable	424	—	—		424
Income tax payable	1,060	—	—		1,060
Accrued clinical trials expenses	—	5,099	—		5,099
Accrued compensation	—	1,591	—		1,591
Other accrued expenses	—	1,871	1,256	F	3,127
Current portion of convertible notes payable	—	73,433	(14,000)	B	—
			(59,433)	K
Total current liabilities	9,461	88,339	(82,699)		15,101
Convertible notes payable	—	60,932	(60,932)	K	—
Operating lease liability	—	130	—		130
Warrant liabilities, less current portion	1,336		—		1,336
Forward purchase agreement derivative liability	—	—	37,876	M	37,876
Contingent consideration liability	—	—	168,325	I	168,325
Deferred underwriters’ discount	1,256	—	(1,256)	F	—
Total liabilities	12,053	149,401	61,314		222,768
Class A common stock subject to redemption	21,193	—	(17,876)	A	—
			(3,317)	G
Convertible preferred stock	—	137,949	(137,949)	H	—
Stockholders’ equity (deficit)
Common Stock	—	14	(14)	H	—
Class A Common Stock	—	—	—	G	3
			—	I
			—	J
			2	K
			1	M
			—	N
Class B Common Stock	1	—	(1)	J	—
Additional paid-in capital	32	204,384	40,000	B	270,280
			(1,172)	D
			3,317	G
			(350,325)	H
			180,032	I
			1	J
			120,363	K
			66,714	M
			6,934	N
Subscription receivable	—	—	(66,715)	M	(66,715)
Accumulated deficit	(11,494)	(507,857)	(1,668)	E	(399,395)
			507,857	H
			(348,357)	I
			(37,876)	M
Treasury stock	—	(23)	23	H	—
Total stockholders’ equity (deficit)	(11,461)	(303,482)	119,116		(195,827)
Non-controlling interest	—	19,592	(19,592)	H	—
Total deficit	$(11,461)	$(283,890)	$99,524		$(195,827)
Total liabilities, redeemable preferred stock and stockholders’ equity (deficit)	$21,785	$3,460	$1,696		$26,941

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(in thousands, except share and per share data)

	Priveterra Acquisition Corp. (Historical)	AEON Biopharma, Inc. (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Expenses
Research and development	$—	$18,230	$—		$18,230
Selling, general and administrative	5,270	8,787	1,628	E.1	15,685
Total expenses	5,270	27,017	1,628		33,915
Operating loss	(5,270)	(27,017)	(1,628)		(33,915)
Other income (expense)
Interest income from investments held in Trust Account	1,902	—	(1,902)	A.1	—
Unrealized gain on change in fair value of warrants	(667)	—	—		(667)
Gain on extinguishment of deferred underwriters’ discount	200	—	—		200
Change in fair value of convertible notes	—	(6,110)	6,110	B.1	—
Other income (loss), net	—	109	—		109
Total other income (expense)	1,435	(6,001)	4,208		(358)
Income (loss) before provision for income taxes	(3,835)	(33,018)	2,580		(34,273)
Provision for income taxes	(496)	—	—		(496)
Net income (loss)	$(4,331)	$(33,018)	$2,580		$(34,769)
Net loss per share (Note 5)
Basic and diluted weighted average shares outstanding, Class A common stock	7,559,570	138,825,356			33,705,536
Basic and diluted net loss per share	$(0.30)	$(0.24)			$(1.03)
Basic and diluted weighted average shares outstanding, Class B common stock	6,900,000	—			—
Basic and diluted net loss per share	$(0.30)	—			—

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

(in thousands, except share and per share data)

	Priveterra Acquisition Corp. (Historical)	AEON Biopharma, Inc. (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Expenses
Research and development	$—	$34,754	$362,406	C.1	$397,160
Selling, general and administrative	3,326	13,675	6,617	E.1	23,618
Total expenses	3,326	48,429	369,023		420,778
Operating loss	(3,326)	(48,429)	(369,023)		(420,778)
Other income (expense)
Interest income from investments held in Trust Account	3,707	—	(3,707)	A.1	—
Unrealized gain on change in fair value of warrants	6,715	—	—		6,715
Gain on extinguishment of deferred underwriters’ discount	163	—	—		163
Change in fair value of convertible notes	—	(4,416)	4,416	B.1	—
Loss on issuance of derivative contract	—	—	(37,876)	F.1	(37,876)
Other income (loss), net	—	289	—		289
Total other income (expense)	10,585	(4,127)	(37,167)		(30,709)
Income (loss) before provision for income taxes	7,259	(52,556)	(406,190)		(451,487)
Provision for income taxes	(883)	—	589	D.1	(294)
Net income (loss)	$6,376	$(52,556)	$(405,601)		$(451,781)
Net loss per share (Note 5)
Basic and diluted weighted average shares outstanding, Class A common stock	27,600,000	138,825,356			33,705,536
Basic and diluted net loss per share	$0.18	$(0.38)			$(13.40)
Basic and diluted weighted average shares outstanding, Class B common stock	6,900,000	—			—
Basic and diluted net loss per share	$0.18	—			—

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL INFORMATION

Note 1.    Basis of Presentation

The Business Combination has been accounted for as an asset acquisition in accordance with U.S. GAAP. Under this method of accounting, Priveterra has been treated as the “accounting acquirer” and AEON as the “accounting acquiree” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination has been accounted for as an asset acquisition as substantially all of the fair value is concentrated in IPR&D, an intangible asset. AEON’s assets (except for cash) and liabilities were measured and recognized as an allocation of the transaction price based on their relative fair values as of the transaction date with any value associated with IPR&D with no alternative future use being expensed. The fair value measurements utilize estimates based on key assumptions of the Business Combination, including historical and current market data. The unaudited pro forma adjustments included herein were adjusted from previous estimates as additional information became available and as additional analyses were performed. The final purchase price allocation will be determined subsequent to the Merger, and the final amounts of the assets acquired, and liabilities assumed may differ materially from the values recorded in the pro forma financial information.

The unaudited pro forma condensed consolidated combined balance sheet as of June 30, 2023 gives effect to the Business Combination and related transactions as if they had been completed on June 30, 2023. The unaudited pro forma condensed consolidated combined statement of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022 give effect to the Business Combination and related transactions as if they had been completed on January 1, 2022. This period is presented on the basis that Priveterra is the acquirer for accounting purposes.

The pro forma adjustments reflecting the consummation of the Business Combination and the related transaction are based on currently available information and certain assumptions and methodologies that Priveterra management believes are reasonable under the circumstances. The unaudited condensed consolidated combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the differences may be material. Priveterra management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and the related transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated combined financial information.

The unaudited pro forma condensed consolidated combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The unaudited pro forma condensed consolidated combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical consolidated financial statements and notes thereto of Priveterra and AEON.

Note 2.    Accounting Policies and Reclassifications

Upon consummation of the Business Combination, management performed a comprehensive review of the two entities’ accounting policies. As a result of the review, management did not identify differences between the accounting policies of the two entities that would have had a material impact on the unaudited pro forma condensed consolidated combined financial information. As a result, the unaudited pro forma condensed consolidated combined financial information does not assume any differences in accounting policies.

As part of the preparation of these unaudited pro forma condensed consolidated combined financial statements, certain reclassifications were made to align Priveterra’s financial statement presentation with that of AEON.

Preferred Stock Conversion

At the Effective Time, all shares of AEON preferred stock outstanding were converted into shares of New AEON common stock.

Accounting for Stock Option and Restricted Stock Units Conversion

The Company accounts for stock-based compensation arrangements with employees and non-employee consultants using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments, including stock options and restricted stock units. As of the Effective Time, each AEON option or restricted stock unit prior to the business combination that was then outstanding was converted into an option to purchase shares of New AEON common stock or restricted stock unit upon substantially the same terms and conditions as are in effect with respect to such option or restricted stock unit immediately prior to the Effective Time, subject to specific terms and conditions. Depending on the fair value measurement of the replacement awards and vesting conditions, either all or a portion of the fair value-based measure of the replacement awards were included in measuring the consideration transferred in the asset acquisition. As there is a decrease in fair value measurement of the replacement awards as compared to the historical awards, no amount was included in consideration transferred.

Note 3. Preliminary Purchase Price

The accompanying unaudited pro forma condensed consolidated combined financial statements reflect an estimated preliminary purchase price of approximately $348.4 million comprised of equity consideration of approximately $178.9 million, the fair value of the Contingent Consideration Shares of approximately $1.2 million, and Priveterra transaction costs of $1.5 million.

The table below represents the total preliminary purchase price (dollars in thousands, except share data):

Number of Class A Common Stock of the combined company issued	16,500,000
Multiplied by the Priveterra Share Value, as of the Close	$10.84
Total	$178,860
Estimated fair value of Contingent Consideration Shares	168,325
Priveterra transaction costs	1,172
Total purchase price	$348,357

For purposes of this pro forma analysis, the above purchase price has been allocated based on the relative fair value of the fair value of assets and liabilities acquired (in thousands):

Purchase Price Allocation:
Net working capital (excluding cash)	$(14,847)
Long-term assets	798
Acquired in-process research and development	362,406
Net assets acquired	$348,357

The guidance in ASC 805 requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the set is not a business. The initial screen test was met as Priveterra determined that substantially all of the fair value was concentrated in the acquired IPR&D. The fair value of the IPR&D was determined to be approximately $362.4 million before the purchase price was allocated among the assets and liabilities acquired, as shown above.

IPR&D represents the R&D assets of AEON which were in-process, but not yet completed, and which Priveterra has the opportunity to advance. Current accounting standards require that the fair value of IPR&D projects acquired in an asset acquisition with no alternative future use be allocated a portion of the consideration transferred and charged to expense at the acquisition date. The actual purchase price allocated to IPR&D will fluctuate until the closing date of the merger, and the final valuation of the IPR&D consideration could differ significantly from the current estimate.

Note 4. Adjustments to Unaudited Pro Forma Condensed Consolidated Combined Financial Information

The unaudited pro forma condensed consolidated combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed consolidated combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The pro forma adjustments reflecting the consummation of the Business Combination and related transactions are based on certain currently available information and certain estimates, assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed consolidated combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Priveterra has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed consolidated combined financial information. There were no pro forma adjustments required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information does not include an income tax adjustment. Upon closing of the Business Combination, it is likely that the combined company will record a valuation allowance against the total U.S. and state deferred tax assets as the recoverability of the tax assets is uncertain. The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the combined company filed consolidated income tax returns during the period presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed consolidated combined statement of operations are based upon the number of shares of New AEON Class A Common Stock outstanding, assuming the Business Combination and related transactions occurred on the beginning of the earliest period presented. The pro forma basic and diluted earnings per share amounts exclude the impact of the Contingent Consideration Shares as the Contingent Consideration conditions have not yet been met and because the contingent shares would be anti-dilutive.

Adjustments to Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet:

The adjustments included in the unaudited pro forma condensed consolidated combined balance sheet as of June 30, 2023 are as follows:

A.	Reflects the redemption of 1,681,348 shares of Priveterra Class A Common Stock for aggregate redemption payments of $17.9 million using a redemption price of $10.63 per share, of which 236,236 shares are to be re-issued as part of the Forward Purchase Agreement, as referenced in adjustment (M).
B.	Reflects the proceeds from 5,797,611 shares of Priveterra Class A Common Stock to be purchased pursuant to the Committed Financing Agreements entered into on January 6, 2023 and June 8, 2023 for $20.0 million and $20.0 million respectively, totaling $40.0 million. Of that $40.0 million, AEON had received $14.0 million as of June 30, 2023, which was included in the current portion of convertible notes payable on AEON’s historical condensed consolidated balance sheet.
C.	Reflects the reclassification of the remaining marketable securities of $3.3 million held in the trust account to cash and cash equivalents.
D.	Represents Priveterra’s transaction costs, included within the purchase price (Note 3), of $8.2 million inclusive of advisory, banking, printing, legal, accounting fees and other professional fees that were incurred as a direct and incremental part of the Business Combination. $1.2 million of these costs were incurred at Closing and will be recorded within additional paid-in capital. The $7.0 million of estimated transaction costs incurred prior to Closing will be expensed as incurred. Of the transaction costs incurred prior to Closing, $7.1 million was already incurred and reflected in the historical financial statements of Priveterra, of which $0.1 million has already been paid.
E.	Represents AEON’s transaction costs of $7.1 million inclusive of advisory, banking, legal and other professional fees that are expensed as a part of the Business Combination within accumulated deficit. Of the transaction costs, $5.5 million was already incurred and reflected in the historical financial statements of AEON, of which $2.9 million has already been paid.

F.	Reflects the reclassification of $1.3 million in deferred underwriting fee payable reflected within the historical financial statements of Priveterra, as the fee was not settled at Closing.
G.	Reflects the reclassification of the remaining $3.3 million of Priveterra Class A Common Stock subject to possible redemption to permanent equity.
H.	Reflects the elimination of AEON’s outstanding equity and temporary equity comprised of 21,257,708 shares of preferred stock and 138,825,356 shares of common stock, par value of $0.0001, accumulated deficit of $507.9 million, 22,821 shares of treasury stock, and $19.6 million in non-controlling interest, reflected as an increase in additional paid-in capital.
I.	Reflects the Merger Consideration, including the estimated fair value of 16,500,000 shares of Class A Common Stock, estimated transaction costs, and the estimated fair value of the Contingent Consideration for AEON participating stockholders (Note 3), as well as the adjustment to accumulated deficit for the acquired IPR&D as follows:

December 31, 2022
(in thousands)
Expensed IPR&D acquired (C.1)	$362,406
Net working capital (excluding cash)	(14,847)
Long-term assets	798
Total adjustment to accumulated deficit (I)	$348,357

AEON has preliminarily determined that the Contingent Consideration for AEON participating stockholders is not indexed to AEON’s own stock and is therefore accounted for as a liability which will be remeasured to fair value at subsequent reporting dates with the change in fair value recognized as a gain or loss in the statement of operations. The pro forma estimated fair value of the Contingent Consideration for AEON participating stockholders was calculated as the cumulative probability-adjusted valuation of the milestones. The probability adjusted valuation of each milestone was determined by applying a range of probabilities of success or failure to an estimated stock price assuming such success or failure. The probabilities of success or failure for each milestone ranged from zero to 95% and were provided as management’s estimates, based on certain factors, such as the unpredictable nature of clinical trial outcomes and regulatory review, the meaningfully de-risked nature of ABP-450 CMC and its clinical profile, the impact on subsequent milestones of not achieving initial milestones and the potential impact of future financings.

J.

To reflect the conversion of 3,450,000 of the 6,900,000 shares of Priveterra Class B Common Stock to New AEON Class A Common Stock. The 3,450,000 Contingent Founder Shares are subject to certain vesting conditions, and are therefore not considered outstanding. This is reflected as an adjustment to additional paid-in capital to reflect converted shares and contingent shares.

K.

Represents the settlement of the outstanding AEON convertible notes. $21.1 million of the convertible notes will be settled in exchange for issuance of shares in related party entities. The remaining convertible notes will convert into shares of New AEON Class A Common Stock, in contemplation of the Business Combination and based on the fair value as of June 30, 2023. Final adjustment will reflect the then current fair value.

L.	Represents the repayment of promissory notes issued by Priveterra to the Sponsor at the Closing.
M.

Represents the Forward Purchase Agreement. Per the Forward Purchase Agreement, the Seller will purchase 6,275,000 New AEON Class A Common Stock (inclusive of the Recycled Shares) for an aggregate payment of $66.7 million. Pursuant to the Forward Purchase Agreement, New AEON will pay the Prepayment Amount to the Seller in the amount of $66.7 million. As net proceeds for the shares issued are $0, the shares are reflected as having been issued in exchange for subscription receivable and a related derivative instrument. Based on declines in share prices, the Company could receive less cash than the Prepayment Amount. The Prepayment Amount, reduced by the economics of the downside taken on by the Company is reflected as a derivative liability in the amount of $37.9 million.

The accounting for the forward purchase agreement derivative liability, and the final fair value, are still under evaluation and may be subject to change.

The difference between the Prepayment Amount and fair value of the forward purchase derivative agreement asset is recorded through earnings as a one-time charge reflecting the cost of entering the Forward Purchase Agreement, as referenced in adjustment (F.1).

N.

Represents the net proceeds from the Seller of $6.9 million for 1,001,000 shares of Priveterra Class A Common Stock at a price of $7.00 per share in connection with the New Money PIPE Subscription Agreements. Equity issuance costs of $0.1 million are presented as a reduction of proceeds.

Adjustments to Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed consolidated combined statement of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

A.1	Reflects elimination of investment income on the trust account.
B.1

Reflects the reclassification of the AEON convertible notes liabilities to equity as of January 1, 2022 and the elimination of changes in the fair value of the convertible notes recorded in the statement of operations as referenced in adjustment (K).

C.1

Reflects the impact of expensing the acquired IPR&D upon consummation of the asset acquisition (Note 3). These costs are non-recurring. These amounts changed since the last filing due to changes in assumptions related to the purchase price allocation, as detailed in Note 3.

D.1

Reflects the impact of reversal of the income tax expense incurred by Priveterra, resulting in the deferred tax liability, that would not have been incurred due to AEON’s unrecognized deferred tax assets.

E.1

Reflects estimated AEON option and AEON restricted stock unit compensation expense of $6.6 million and $1.6 million for the year ended December 31, 2022 and for the six months ended June 30, 2023, respectively. Compensation expense in the unaudited pro forma condensed combined statements of operations assumes the Business Combination occurred on January 1, 2022 and includes $1.7 million related to restricted stock units vested at Closing, $1.7 million related to options vested at the Closing and, $1.5 million and $0.7 million, respectively, for the year ended December 31, 2022 and for the six months ended June 30, 2023, related to the restricted stock units that vest over a derived remaining service period, and $1.8 million and $0.9 million, respectively, for the year ended December 31, 2022 and for the six months ended June 30, 2023, related to the options that vest over a derived remaining service period which is assumed to begin on January 1, 2022, the first day of the fiscal period presented.

F.1	Reflects the one time charge related to the recognition of the forward purchase agreement derivative liability in adjustment (M).

Note 5.Net Loss per Share

Net loss per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and the related transactions, assuming the shares were outstanding since January 1, 2022. As the Business Combination and the related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entirety of the period presented.

The following has been prepared to present the net loss per share with respect to the redemptions of Class A Common Stock by Priveterra Stockholders at the time of the Business Combination for the six months ended June 30, 2023:

	Six Months Ended June 30, 2023(1)	Twelve Months Ended December 31, 2022(1)

	(in thousands, except share and per share data)
Pro forma net loss	$(34,769)	$(451,781)
Weighted average shares outstanding - basic and diluted	33,705,536	33,705,536
Net loss per share - basic and diluted	$(1.03)	$(13.40)
Excluded securities:(2)
SPAC Private Placement Warrants	5,280,000	5,280,000
SPAC Public Warrants	9,200,000	9,200,000
AEON Options	3,515,218	3,515,218
AEON Restricted Stock Units	1,041,565	1,041,565
Contingent Consideration Shares	16,000,000	16,000,000
Contingent Founder Shares	3,450,000	3,450,000
(1)	Pro forma net loss per share includes the related pro forma adjustments as referred to within the section “Adjustments to Unaudited Pro Forma Condensed Consolidated Combined Financial Information.”
(2)	The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive and/or issuance or vesting of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the consolidated financial statements and the related notes and other financial information of AEON included elsewhere in this prospectus. Some of the information contained in this discussion and analysis contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth in the section of the prospectus captioned “Risk Factors” and elsewhere in this prospectus, actual results may differ materially from those anticipated in these forward-looking statements. Unless the context otherwise requires, references to “we”, “us”, “our” and “the Company” refer to the business and operations of AEON Biopharma, Inc. and its consolidated subsidiaries prior to the Business Combination (“Old AEON”) and to AEON Biopharma, Inc. (“AEON”) following the consummation of the Business Combination.

Overview

We are a clinical stage biopharmaceutical company focused on developing our proprietary botulinum toxin complex, ABP-450 (prabotulinumtoxinA) injection, or ABP-450, for debilitating medical conditions, with an initial focus on the neurology and gastroenterology markets. We recently completed a Phase 2 study of ABP-450 for the treatment of cervical dystonia and have an ongoing Phase 2 study of ABP-450 for the treatment of both chronic and episodic migraine. ABP-450 is the same botulinum toxin complex that is currently approved and marketed for cosmetic indications by Evolus, Inc. under the name Jeuveau in the United States and Nuceiva in Canada and the European Union. ABP-450 is manufactured by Daewoong Pharmaceutical Co. Ltd., or Daewoong, in compliance with current good manufacturing processes, or cGMP, in a facility that has been approved by the U.S. Food and Drug Administration, or the FDA, Health Canada and the European Medicines Agency, or the EMA. We have exclusive development and distribution rights for therapeutic indications of ABP-450 in the United States, Canada, the European Union, the United Kingdom, and certain other international territories. We have built a highly experienced management team with specific experience in biopharmaceutical and botulinum toxin development and commercialization.

Botulinum toxins have proven to be a highly versatile therapeutic biologic, with over 230 therapeutic uses documented in published scientific literature and nine approved therapeutic indications in the United States. Our initial development programs for ABP-450 are directed at migraine, cervical dystonia and gastroparesis. We selected these initial indications based on a comprehensive product assessment screen designed to identify indications where we believe ABP-450 can deliver significant value to patients, physicians and payors and where its clinical, regulatory and commercial characteristics suggest viability. We believe that ABP-450 has application in a broad range of indications and we plan to continue to explore additional indications that satisfy our product assessment screens.

The FDA accepted our IND application for ABP-450 as a preventative treatment for migraine in October 2020, and we began treating patients in our Phase 2 clinical study beginning in March 2021. We plan to announce topline data related to episodic migraine in the fall of 2023, and topline data related to chronic migraine in the second half of 2024.

The FDA accepted our investigational new drug, or IND, application for ABP-450 as a treatment for cervical dystonia in October 2020, and we began treating patients in our Phase 2 clinical study beginning in April 2021. Topline data from the Phase 2 study, released in September 2022, confirmed that ABP-450 met all primary endpoints and a number of other key secondary endpoints, supporting the safety and efficacy of ABP-450 in reducing signs and symptoms associated with cervical dystonia. ABP-450 demonstrated adverse event rates similar to, or lower than, other botulinum toxin products for the treatment of cervical dystonia. ABP-450 also demonstrated potential for efficacy similar to, or better than, other botulinum toxin products for the treatment of cervical dystonia. We are in discussions with the FDA regarding the design of our Phase 3 study in cervical dystonia, which we expect to commence based on the availability of capital resources.

In December 2020, we initiated a preclinical gastroparesis study with 42 primates receiving multiple injections of ABP-450 across four dose ranges. We completed this preclinical study in January 2022. Following the preclinical study, we submitted an IND to the FDA and received a letter in May 2022 confirming that the IND- opening Phase 2a clinical study may proceed. We continue to evaluate various pathways to most efficiently advance this clinical development program.

ABP-450 has the same 900 kDa complex size as Botox. We believe physicians generally prefer the performance characteristics of the complete 900 kDa botulinum toxin complex for therapeutic uses and that this characteristic will provide ABP-450, if approved, a competitive advantage over other non-Botox therapeutic botulinum toxins currently on the market or in development. ABP-450, if approved, will be the only therapeutic botulinum toxin with significantly similar physiochemical properties as Botox.

We license ABP-450 from Daewoong, a South Korean pharmaceutical manufacturer, and have exclusive development and distribution rights for therapeutic indications in the United States, Canada, the European Union, the United Kingdom, and certain other international territories. Daewoong licenses the same 900 kDa botulinum toxin to Evolus for cosmetic indications, which it markets and sells under the name Jeuveau in the United States and Nuceiva in Canada and the European Union.

We have never been profitable from operations and, as of June 30, 2023, we had a consolidated accumulated deficit of $507.9 million. We have never generated revenue from ABP-450. Losses from operations were $48.4 million, $65.8 million, $27.0 million and $23.5 million for the years ended December 31, 2022 and 2021 and the six months ended June 30, 2023 and 2022, respectively. Consolidated net losses attributable to our common stockholders were $52.6 million, $55.6 million, $33.0 million and $7.6 million for the years ended December 31, 2022 and 2021 and the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023, we had $2.6 million in cash. We have concluded that we do not have sufficient cash to fund our operations for 12 months from the date of our financial statements without additional financing, and as a result, there is substantial doubt about our ability to continue as a going concern.

We do not expect to receive any revenue from ABP-450 or any future product candidates that we develop unless and until we obtain regulatory approval and commercialize ABP-450 or any future product candidates. We expect to continue to incur significant expenses and increasing net operating losses for the foreseeable future as we seek regulatory approval, prepare for and, if approved, proceed to commercialization of ABP-450.

We utilize clinical research organizations, or CROs, to carry out our clinical development and we do not yet have a sales organization. We expect to incur significant expenses related to building our commercialization infrastructure, including marketing, sales and distribution functions, inventory build prior to commercial launch, training and deploying a specialty sales force and implementing a targeted marketing campaign.

Historical Background and Business Combination

We were formed in 2012 and, in our early history, acquired numerous controlling and non-controlling ownership interests in several different businesses that we have since disposed of and in which we now have no interest. For example, we were the sole owner of Evolus common stock prior to its initial public offering in February 2018. As a result, we included Evolus in our consolidated results of operations through May 2019, when we determined that we no longer held control and deconsolidated the entity and recorded the fair value of the retained equity interest in Evolus. Until September 2020, we also operated Alphaeon Credit, Inc., or Alphaeon Credit, a business that provided introductory financing services on a limited basis to patients to pay for elective medical procedures, and we owned a non- controlling interest in Zelegent, Inc., or Zelegent, a private company.

In January 2020, we contributed our interest in Evolus to Alphaeon 1 LLC (“A1”), then a newly formed entity, in exchange for member units, and then distributed all of the units of A1 to our existing stockholders. In September 2020, we contributed each of Alphaeon Credit and Zelegent to a newly formed entity, and then distributed all of the units in those entities to our existing stockholders. We refer to these transactions collectively as the Divestiture Transactions. Following the Divestiture Transactions, our business was exclusively focused on developing ABP-450 for debilitating medical conditions.

On December 12, 2022, Old AEON and Priveterra Acquisition Corp, or Priveterra, (Nasdaq: PMGM), a SPAC, entered into a Business Combination Agreement. On July 3, 2023, Priveterra held the special meeting of stockholders, at which the Priveterra stockholders considered and adopted, among other matters, a proposal to approve the Business Combination Agreement and related transactions, including the Business Combination. On July 21, 2021, the parties consummated the Business Combination. In connection with the closing of the Business Combination, or the Closing, Priveterra changed its name from Priveterra Acquisition Corp. to AEON Biopharma, Inc. Following the consummation of the Business Combination, AEON became a registrant with the Securities and Exchange Commission, or the SEC, and its common stock, par value $0.0001 per share, or our Common Stock, and its warrants, or the Warrants, commenced trading on the New York Stock Exchange American or NYSE American, under the symbols “AEON” and “AEON WS,” respectively.

In connection with the Business Combination, on January 6, 2023, Priveterra and Old AEON entered into separate subscription agreements for convertible notes with each of A1 and Daewoong, or the Original Committed Financing Agreements, pursuant to which A1 and Daewoong agreed to purchase, and Priveterra and Old AEON agreed to sell to each of them, $20 million aggregate of principal of interim notes convertible into an aggregate of 2,857,143 shares of Priveterra Class A common stock for a purchase price of $7.00 per share. Further, on June 8, 2023, Old AEON and Priveterra entered into a committed financing agreement with A1, or the Additional Committed Financing Agreement, pursuant to which A1 agreed to purchase, and Priveterra and Old AEON agreed to sell to A1, an additional 20 million aggregate principal of interim notes convertible into 2,857,143 shares of Priveterra Class A common stock, for a purchase price of $7.00 per share.

As a result of the Business Combination, each share of Old AEON preferred stock and common stock was converted into the right to receive approximately 2.328 shares of Common Stock. Additionally, the shares of Priveterra Class B common stock held by Priveterra Sponsor LLC automatically converted into 6,900,000 shares of Common Stock (of which 3,450,000 shares are subject to vesting under certain conditions). Upon Closing, an aggregate of $15.36 million was paid from Priveterra’s trust account to holders that properly exercised their right to have initial shares redeemed in connection with the Business Combination.

In addition, Priveterra entered into separate Forward Purchase Agreements with each of ACM ARRT J LLC, or ACM, and Polar Multi-Strategy Master Fund, or Polar, on June 29, 2023, for an OTC Equity Prepaid Forward Transaction. The Forward Purchase Agreements provide that each of Polar and ACM will separately be paid directly an aggregate cash amount, or the Prepayment Amount, equal to the product of the Number of Shares as set forth in each Pricing Date Notice and (ii) the redemption price per share as defined in Section 9.2(a) of Priveterra’s Second Amended and Restated Certificate of Incorporation.

In satisfaction of the Prepayment Amount, on July 21, 2023, $66.7 million was paid from the purchase of Additional Shares by each of ACM and Polar pursuant to the terms of certain FPA Funding Amount PIPE Subscription Agreements between Priveterra and each of ACM and Polar. We will not have access to the Prepayment Amount immediately following the Closing and, depending on the manner in which the Forward Purchase Transactions are settled, may never have access to the Prepayment Amount, which may adversely affect our liquidity and capital needs.

As a result of becoming a public company, we will need to hire additional staff and implement processes and procedures to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources and fees.

Components of Our Results of Operations

Revenue

We have generated no revenue from the sale of products and do not anticipate deriving any product revenue unless and until we receive regulatory approval for, and are able to successfully commercialize, ABP-450.

Operating Expenses

Selling, General and Administrative Expenses

Selling, general and administrative expenses, or SG&A expenses, consist primarily of compensation for personnel, including stock-based compensation, management, finance, legal, and regulatory functions. Other SG&A expenses include travel expenses, market research and analysis, conferences and trade shows, professional services fees, including legal, audit and tax fees, insurance costs, general corporate expenses, and allocated facilities-related expenses. We anticipate that our SG&A expenses will increase in the future to support our continued research and development, or R&D, activities. Additionally, we anticipate increased costs associated with being a public company, including expenses related to services associated with maintaining compliance with the requirements of the NYSE American and the SEC, insurance, and investor relations costs. We expect to incur increased costs associated with establishing sales, marketing, and commercialization functions in advance of potential future regulatory approvals and commercialization of our product candidates. If ABP-450 obtains United States regulatory approval for any indication, we expect that we would incur significantly increased expenses associated with building a sales and marketing team and funding commercial activities.

Research and Development Expenses

Our R&D expenses are primarily attributed to the development of ABP-450 for migraine, cervical dystonia and gastroparesis. Due to the stage of our development and our ability to use resources across all of our programs, most of our R&D costs are not recorded on a program-specific basis. We expect our R&D expenses to continue to increase as we continue our Phase 2 clinical studies for ABP-450 to treat migraine, commence a Phase 2 study of ABP-450 for gastroparesis, and as we develop and initiate a Phase 3 study of ABP-450 in cervical dystonia. R&D expenses associated with these studies will include third-party costs such as expenses incurred under agreements with CROs, the cost of consultants who assist with the development of ABP-450 on a program-specific basis, investigator grants, sponsored research, product costs in connection with acquiring ABP-450 from Daewoong for use in conducting preclinical and clinical studies, and other third-party expenses attributable to the development of our product candidates.

R&D activities will be critical to achieving our business strategy. As our pipeline programs enter the later stages of clinical development, we will generally incur greater development costs than those programs incurred in the earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical studies. We expect our R&D expenses to be significant over the next several years as we advance the clinical development of ABP-450 and prepare to seek regulatory approval.

It is difficult to determine with certainty the duration and completion costs of any clinical study we may conduct. The duration, costs and timing of clinical studies of our current and future product candidates will depend on a variety of factors that include:

●	the number of studies required for approval;
●	the per patient study costs;
●	the number of patients that participate in the studies;
●	the number of sites included in the studies;
●	the countries in which any study may be conducted;
●	the length of time required to enroll eligible patients;
●	the number of doses that patients receive;
●	the drop-out or discontinuation rates of patients;
●	the potential additional safety monitoring or other studies requested by regulatory agencies;
●	the duration of patient follow-up;
●	the timing and receipt of regulatory approvals;
●	the costs of clinical study material; and
●	the efficacy and safety profile of the product candidate.

As a result, we are unable to determine the duration and completion costs of our programs or when and to what extent we will generate revenue from commercialization and sale of any of our product candidates. Our R&D activities may be subject to change from time to time as we evaluate our priorities and available resources.

Litigation Settlement

Litigation settlement primarily consists of the fair value of Old AEON common stock issued in June 2021 pursuant to a settlement and license agreement with Medytox, Inc, or Medytox.

Other (Loss) Income, Net

Other (loss) income, net primarily consists of gains and losses resulting from the remeasurement of the fair value of our preferred stock warrant liability and changes in the fair value of our convertible notes, each described below, at each balance sheet date. We will continue to record adjustments to the estimated fair value of the preferred stock warrants until they are exercised or expire.

We elected to account for our convertible notes, each described below under the heading “Convertible Notes,” at fair value. We recorded our convertible notes at fair value at inception with subsequent changes in fair value recorded as a component of other income (loss) in the consolidated statements of operations and comprehensive income (loss) or other comprehensive income (loss) for changes related to instrument-specific credit risk.

Clarion Unwind Fee

In 2014, we acquired all outstanding voting equity interests of Clarion Medical Technologies Inc., or Clarion, pursuant to a shareholders’ agreement. The shareholders’ agreement provided the previous equity holders of Clarion the right to an unwind fee of approximately $9.6 million to unwind our acquisition of Clarion. In 2016, the previous equity holders of Clarion exercised the unwind right and the unwind fee became a joint and several obligation of us and Strathspey Crown Holdings Group, LLC, or SCH, our majority stockholder.

In November 2017, we and SCH entered into a side letter and guarantee agreement with Clarion and the previous equity holders of Clarion in which we agreed to cause Evolus to enter into an exclusive distribution and supply agreement, dated as of November 30, 2017, or the Distribution Agreement, with Clarion. The Distribution Agreement provided terms pursuant to which Evolus would exclusively supply DWP-450 to Clarion in Canada, if Evolus obtained the necessary regulatory approval from Health Canada. Evolus received approval from Health Canada in August 2018 for the temporary improvement in the appearance of moderate to severe glabellar lines in adult patients under 65 years of age. The Distribution Agreement also sets forth that a portion of the proceeds received by Evolus from each unit of DWP-450 purchased by Clarion shall be paid directly to the previous equity holders of Clarion, and would reduce, on a dollar-for-dollar basis, the amount of the unwind fee owed by us until paid in full.

On March 23, 2021, Evolus, Clarion, and Daewoong entered into an addendum to the Distribution Agreement to provide for Clarion to purchase Jeuveau directly from Daewoong. Our obligation under the Distribution Agreement to pay the unwind fee to the previous equity holders of Clarion was therefore cancelled. We recognized a gain on cancellation of the unwind fee of $9.6 million during the year ended December 31, 2021, with a corresponding decrease in other liabilities in the consolidated financial statements.

Income Tax Benefit

Our tax provision is comprised of United States and state income taxes. We currently record a full valuation allowance against our net deferred tax assets. We have provided for the tax effects of uncertain tax positions in our tax provision.

Results of Operations

The following table summarizes our results of operations for the periods indicated (in thousands):

	Years Ended		Three Months Ended		Six Months Ended
	December 31,		June 30,		June 30,
	2022	2021	2023	2022	2023	2022

			(unaudited)		(unaudited)
Operating costs and expenses:
Selling, general and administrative	$13,675	$11,153	$4,946	$3,189	$8,787	$5,734
Research and development	34,754	25,728	9,025	8,964	18,230	17,747
Litigation settlement	—	28,966	—	—	—	—
Total operating costs and expenses	48,429	65,847	13,971	12,153	27,017	23,481
Loss from operations	(48,429)	(65,847)	(13,971)	(12,153)	(27,017)	(23,481)
Other (loss) income:
Change in fair value of convertible notes	(4,416)	795	(1,453)	9,657	(6,110)	15,928
Gain on cancellation of Clarion unwind fee	—	9,550	—	—	—	—
Other (loss) income, net	289	(135)	45	(1)	109	—
Total other (loss) income	(4,127)	10,210	(1,408)	9,656	(6,001)	15,928
(Loss) before taxes	(52,556)	(55,637)	(15,379)	(2,497)	(33,018)	(7,553)
Income tax benefit	—	—	—	—	—	—
Net loss and comprehensive loss	$(52,556)	$(55,637)	$(15,379)	$(2,497)	$(33,018)	$(7,553)

Comparison of Years Ended December 31, 2022 and 2021 and the Three and Six Months Ended June 30, 2023 and 2022

Operating Expenses

Selling, General and Administrative (SG&A) Expenses

SG&A expenses were $13.7 million during the year ended December 31, 2022, an increase of $2.5 million, or 22.6%, compared to $11.2 million during the year ended December 31, 2021. The increase in SG&A expense was primarily attributable to $3.0 million in expenses related to the Business Combination Agreement and the transactions in connection therewith, or the Transactions, entered into on December 12, 2022 that did not occur in the year ended December 31, 2021 and an increase in employee compensation and benefits of $1.1 million offset by a decrease in professional fees of $1.6 million.

SG&A expenses were $5.0 million during the three months ended June 30, 2023, an increase of $1.8 million, or 56%, compared to $3.2 million during the three months ended June 30, 2022. The increase in SG&A expense was primarily attributable to $2.6 million in expenses related to the Business Combination Agreement and the Transactions entered into on December 12, 2022 that did not occur in the three months ended June 30, 2022 offset by a decrease in stock compensation expense of $0.5 million and professional fees of $0.3 million.

SG&A expenses were $8.8 million during the six months ended June 30, 2023, an increase of $3.1 million, or 53%, compared to $5.7 million during the six months ended June 30, 2022. The increase in SG&A expense was primarily attributable to $3.5 million in expenses related to the Business Combination Agreement and the Transactions entered into on December 12, 2022 that did not occur in the six months ended June 30, 2022.

Research and Development (R&D) Expenses

R&D expenses were $34.8 million during the year ended December 31, 2022, an increase of $9.1 million, or 35.1%, compared to $25.7 million during the year ended December 31, 2021. The increase was primarily attributable to an $8.6 million increase in clinical expenses associated with the development of ABP-450 in both migraine and cervical dystonia, and a $0.5 million increase in employee expenses.

R&D expenses were $9.0 million during the three months ended June 30, 2023 and 2022.

R&D expenses were $18.2 million during the six months ended June 30, 2023, an increase of $0.5 million, or 3%, compared to $17.7 million during the six months ended June 30, 2022. The increase was primarily attributable to a $0.5 million increase in clinical expenses associated with the development of ABP-450 in both migraine and cervical dystonia.

Litigation Settlement

As a result of a settlement and license agreement executed with Medytox in June 2021, and corresponding share issuance agreement, we issued 26,680,511 shares of Old AEON common stock, which was valued at $29.0 million. There were no corresponding expenses in the year ended December 31, 2022 nor in the three or six months ended June 30, 2023 and 2022, respectively.

Other Income (Loss), Net

Other income (loss), net was loss of $(4.1) million for the year ended December 31, 2022, compared to income of $10.2 million for the year ended December 31, 2021. Other income (loss), net for the year ended December 31, 2022, included $4.4 million of loss related to the change in value of convertible notes compared to an income of $0.8 million in the year ended December 31, 2021. The year ended December 31, 2021, included a non-cash gain of $9.6 million recognized upon the cancellation of the unwind fee to Clarion that was previously recorded as a liability with no corresponding amount in the year ended December 31, 2022.

Other income (loss), net was loss of $(1.4) million for the three months ended June 30, 2023, compared to income of $9.7 million for the three months ended June 30, 2022. Other income (loss), net for the three months ended June 30, 2023, included $(1.5) million of loss related to the change in value of convertible notes compared to income of $9.7 million in the three months ended June 30, 2022.

Other income (loss), net was loss of $(6.1) million for the six months ended June 30, 2023, compared to income of $15.9 million for the six months ended June 30, 2022. Other income (loss), net for the six months ended June 30, 2023, included $(6.0) million of loss related to the change in value of convertible notes compared to income of $15.9 million in the six months ended June 30, 2022.

Liquidity and Capital Resources

To date, our primary sources of capital have been private placements of preferred stock, sales of shares of Evolus, debt financing agreements and revenue from introductory financing services. As of June 30, 2023, we had $2.6 million of cash, a consolidated total deficit of $283.9 million, and $134.4 million of convertible notes at fair value.

On July 21, 2023 the Company announced the Merger along with the closing of its funding arrangements of up to $125 million. The funding includes approximately $50 million of committed financing (including $20 million of previously announced financing) from existing and new AEON investors, as well as the cash remaining in Priveterra’s trust account after redemptions. Additionally, the Company entered into a $75 million Forward Purchase Agreement. These committed financings provided the capital necessary to consummate the business combination and are expected to provide sufficient proceeds to fund the Company beyond the announcement of topline data from the Company’s Phase 2 study with ABP-450 for the preventive treatment of episodic migraine, anticipated in the fall of 2023.

We have incurred operating losses and negative cash flows from operating activities since inception and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. We expect to continue to incur substantial costs in order to conduct R&D activities necessary to develop and commercialize our product candidates. Until such time, if ever, as we can generate substantial product revenue from sales of ABP-450, we will need additional capital to undertake these activities and commercialization efforts, and, therefore, we intend to raise such capital through the issuance of additional equity, borrowings, and potentially strategic alliances with other companies. However, if such financing is not available at adequate levels or on acceptable terms, we could be required to significantly reduce operating expenses and delay, reduce the scope of or eliminate some of our development programs or commercialization efforts, out-license intellectual property rights to our product candidates or sell unsecured assets, or a combination of the above, any of which may have a material adverse effect on our business, results of operations, financial condition and/or our ability to fund our scheduled obligations on a timely basis or at all. Our ability to continue as a going concern is dependent upon our ability to successfully accomplish these plans and secure sources of financing and ultimately attain profitable operations.

Our primary use of cash is to fund operating expenses, which consist of R&D expenditures as well as SG&A expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay or prepay these expenses.

To the extent that we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, future revenue streams, research programs or product licenses on terms that may not be favorable to us. If these sources are insufficient to satisfy our liquidity requirements, we will seek to raise additional funds through future equity or debt financings. If we raise additional funds by issuing equity securities, our stockholders would experience dilution. Additional debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. There can be no assurance that our efforts to procure additional financing will be successful or that, if they are successful, the terms and conditions of such financing will be favorable to us or our stockholders. If we are unable to raise additional financing when needed, we may be required to delay, reduce, or terminate the development, commercialization and marketing of our products and scale back our business and operations.

As a result of these conditions, management has concluded that substantial doubt about our ability to continue as a going concern exists as conditions and events, considered in the aggregate, indicate that it is probable that we will be unable to meet our obligations as they become due within one year after the date that the financial statements included in this Report are issued. Our financial information throughout this Report and our financial statements included elsewhere in this Report have been prepared on a basis that assumes that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. This financial information and our consolidated financial statements do not include any adjustments that may result from an unfavorable outcome of this uncertainty. Our ability to continue as a going concern is dependent upon our ability to successfully accomplish our business plans and secure sources of financing and ultimately attain profitable operations.

Net Cash Used in Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was $35.6 million, consisting primarily of a net loss of $52.6 million and non-cash charges of $10.7 million, consisting primarily of $4.4 million related to the change in fair value of the convertible notes and a $5.9 million non-cash expense related to stock-based compensation for our executives and directors.

Net cash used in operating activities for the year ended December 31, 2021 was $28.4 million, consisting primarily of a net loss of $55.6 million and non-cash charges of $25.8 million. Non-cash increases included $29.0 million related to the non-cash litigation settlement with Medytox, $5.2 million related to stock-based compensation for our executives and directors, and $2.0 million related to the write-off of deferred offering costs. These increases were offset by a non-cash decrease of $9.6 million related to the gain recognized upon the cancellation of the unwind fee to Clarion and $0.8 million from the change in fair value of the convertible notes.

Net cash used in operating activities for the six months ended June 30, 2023 was $21.1 million, consisting primarily of a net loss of $33.0 million and non-cash charges of $8.7 million, consisting primarily of $6.1 million related to the change in fair value of the convertible notes and a $2.5 million non-cash expense related to stock-based compensation for our executives and directors.

Net cash used in operating activities for the six months ended June 30, 2022 was $15.6 million, consisting primarily of a net loss of $7.5 million and non-cash items of $12.8 million, consisting primarily of $15.9 million related to the change in the fair value of the convertible notes offset by a $3.1 million non-cash expense related to stock-based compensation for our executives and directors.

Cash Flows from Investing Activities

Net cash used in investing activities in the year ended December 31, 2022 was $0.3 million and related to the purchase of property and equipment.

Net cash used in investing activities in the year ended December 31, 2021 was $0.2 million and related to the purchase of property and equipment.

Net cash used in investing activities in the six months ended June 30, 2023 was $0 million and less than $0.1 million in the six months ended June 30, 2022 related to the purchase of property and equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities in the year ended December 31, 2022 was $40.5 million which was related to the issuance of $44.5 million of convertible notes offset by the repayment of convertible notes of $4.0 million.

Net cash provided by financing activities in the year ended December 31, 2021 was $13.6 million, which was primarily related to a $15.0 million issuance of the Daewoong and Alphaeon Convertible Notes (each as defined below) in May, November and December 2021. In addition, financing activities included $1.4 million for payment of offering costs incurred related to a contemplated initial public offering that was not consummated.

Net cash provided by financing activities in the six months ended June 30, 2023 was $14 million which was related to the issuance of $14 million of convertible notes.

Net cash provided by financing activities in the six months ended June 30, 2022 was $12 million which was related to the issuance of $12 million of convertible notes.

Pre-Business Combination Convertible Notes

Our convertible notes prior to the Business Combination included the Strathspey Crown Note, the SCH Convertible Note, the 2019 Convertible Notes, 2021 A1 Convertible Notes and the Daewoong Convertible Note, each described in more detail below.

Strathspey Crown Note and SCH Convertible Note. Since December 2013, we had been party to an intercompany credit line promissory note, or the Strathspey Crown Note, pursuant to which SCH, our majority stockholder, had advanced borrowings to us to fund our capital requirements. Effective as of January 2, 2020, we and SCH cancelled all obligations under the Strathspey Crown Note and in exchange we issued a convertible promissory note to SCH, or the SCH Convertible Note, with a principal amount of $17.5 million. We accounted for the debt exchange as an extinguishment of the Strathspey Crown Note and recognized a loss on debt extinguishment of $11.2 million, representing the difference between the fair value of the SCH Convertible Note of $26.5 million, the fair value of which included the principal plus the value of the embedded features as described below at January 2, 2020 and total obligations outstanding under the Strathspey Crown Note of $15.8 million less the unamortized borrowing cost of $0.5 million.

The SCH Convertible Note and the interest due thereupon was paid out in shares of Old AEON common stock immediately prior to the consummation of the Business Combination.

2019 Debt Financings. In June 2019, we entered into a senior unsecured note purchase agreement, or the Original 2019 Note Purchase Agreement, with Dental Innovations BVBA, or Dental Innovations, pursuant to which we issued Dental Innovations a promissory note, or the Original 2019 Note, with a principal amount of $5.0 million. Pursuant to the terms of the Original 2019 Note, we were required to repay a total of $8.75 million, representing all principal and interest owed, upon the earliest to occur of (i) June 19, 2022, (ii) Dental Innovations’ demand for repayment following our completion of an initial public offering and (iii) our election to repay the Original 2019 Note in full.

Under the Original 2019 Note Purchase Agreement, Dental Innovations committed to purchase from us an additional promissory note with a principal amount of $5.0 million, subject to our issuing and selling an additional promissory note with a principal amount of $5.0 million to a lender not affiliated with Dental Innovations. Any such additional promissory notes were to have the same payment terms as the Original 2019 Note.

In December 2019, we entered into an amendment to the Original 2019 Note Purchase Agreement that provided for the exchange of the Original 2019 Note for a convertible promissory note with a principal amount of $5.0 million. In addition, Dental Innovations was no longer committed to purchase from us an additional promissory note with a principal amount of $5.0 million subject to us issuing and selling an additional promissory note with a principal amount of $5.0 million to a lender not affiliated with Dental Innovations. In December 2019, we issued and sold five additional convertible promissory notes, each with a principal amount of $1.0 million, including one to SCH and one to a member of our board of directors. All six such convertible promissory notes are referred to as the 2019 Convertible Notes.

The 2019 Convertible Notes and the interest due thereupon was converted into in shares of Old AEON common stock immediately prior to the consummation of the Business Combination.

A1 Convertible Notes. In December 2021, we entered into an agreement with A1, or the A1 Purchase Agreement, pursuant to which we expected to issue subordinated convertible promissory notes to A1 with an aggregate principal amount of $25.0 million. On December 8 and 15, 2021, we issued two convertible notes (together, the “2021 A1 Convertible Notes”), each with a principal amount of $5.0 million and totaling $10.0 million, that each matures on the third anniversary of its issuance. The 2021 A1 Convertible Notes were unsecured and subordinated to our other convertible notes.

The 2021 A1 Convertible Notes bore interest daily at the lesser of 10% per annum or the maximum rate permissible by law. Interest was paid in-kind by adding the accrued amount thereof to the principal amount on a monthly basis on the last day of each calendar month for so long as any principal amount remained outstanding.

Subsequent to December 31, 2021, we issued five additional tranches of subordinated convertible promissory notes to A1 on February 18, 2022, March 9, 2022, April 14, 2022, June 3, 2022 and July 1, 2022 (collectively, the “2022 A1 Convertible Notes”), the first four with a principal amount of $3.0 million each and the fifth issued July 1, 2022, for a principal amount of $2.5 million and totaling $14.5 million. The terms of the 2022 A1 Convertible Notes are similar to those of the 2021 A1 Convertible Notes. As of December 31, 2022 and June 30, 2023, the principal balance was $14.5 million, with an estimated fair value of $13.5 million and $15.2 million, respectively.

Additionally, on March 30, 2022, we amended the 2021 A1 Convertible Notes and the convertible notes issued on February 18, 2022 and March 9, 2022 to remove the discount rate associated with the automatic conversion of any outstanding convertible notes into share of common stock in connection with an initial public offering.

On March 6, 2023, we entered into an agreement with A1, or the Original A1 Note Subscription Agreement, pursuant to which we issued subordinated convertible promissory notes to A1 with an aggregate principal amount of $6.0 million, or the March 2023 A1 Convertible Notes, that matured upon the earlier of (x) the date of the consummation of the Business Combination and (y) December 29, 2023. The March 2023 A1 Convertible Notes bore interest at 15.79% based on simple interest daily, unless issued at least five days prior to maturity date. The March 2023 A1 Convertible Notes were unsecured and subordinated to the Company’s other convertible notes. As of June 30, 2023, the principal amount outstanding was $6 million with an estimated fair value of $7.9 million.

On May 2, 2023, we entered into an agreement with A1, pursuant to which we issued subordinated convertible promissory notes to A1 with an aggregate principal amount of $6.0 million (“May 2023 A1 Convertible Notes”) that matured on the earlier of (x) the date of the consummation of the Business Combination and (y) December 29, 2023. The May 2023 A1 Convertible Notes bore interest at 15.79%, based on simple interest daily. The May 2023 A1 Convertible Notes were unsecured and subordinated to the Company’s other convertible notes.

On June 23, 2023, A1 entered into an amendment to its Original A1 Note Subscription Agreement, or the Amended A1 Note Subscription Agreement, to add the subscription of $20 million additional aggregate principal of subordinated convertible promissory notes. In connection therewith, on June 8, 2023, we and Priveterra entered into a Committed Financing Agreement with A1, or the Additional Committed Financing Agreement, pursuant to which A1 agreed to purchase, and Priveterra and we agreed to sell to A1, an additional $20 million aggregate principal of interim notes convertible into 2,857,143 shares of Priveterra Class A common stock, for a purchase price of $7.00 per share pursuant to the Additional Committed Financing Agreement.

On June 27, 2023, we entered into an agreement with A1, pursuant to which we issued subordinated convertible promissory notes to A1 with an aggregate principal amount of $2.0 million (“June 2023 A1 Convertible Notes”) that matured on the earlier of (x) the date of the consummation of the Business Combination and (y) December 29, 2023. The June 2023 A1 Convertible Notes bore interest at 15.79%, based on simple interest daily. The June 2023 A1 Convertible Notes were unsecured and subordinated to the Company’s other convertible notes.

The 2021 A1 Convertible Notes and 2022 A1 Convertible Notes and the interest due thereupon were repaid in shares of Old AEON common stock immediately prior to the consummation of the Business Combination. The March 2023 A1 Convertible Notes, the May 2023 A1 Convertible Notes and the convertible notes subscribed for under the Amended A1 Note Subscription Agreement and Additional Committed Financing Agreement were repaid in shares of Priveterra Class A Common Stock immediately prior to the consummation of the Business Combination and are not subject to any contractual lock-up.

Daewoong Convertible Notes. In August 2020, we entered into a Convertible Promissory Note Purchase Agreement with Daewoong, or the Daewoong Purchase Agreement, pursuant to which we issued Daewoong two subordinated convertible promissory notes, or the 2020 Daewoong Convertible Notes, with an aggregate principal amount of $25.0 million. The 2020 Daewoong Convertible Notes have similar terms, of which one was issued on August 27, 2020 with a principal amount of $10.0 million and the other was issued on September 18, 2020 with a principal amount of $15.0 million. The 2020 Daewoong Convertible Notes were unsecured and subordinated to the 2019 Convertible Notes.

The 2020 Daewoong Convertible Notes bore interest daily at 3% per annum with semiannual compounding. Interest was paid in-kind by adding the accrued amount thereof to the principal amount on a semi-annual basis on June 30th and December 31st of each calendar year for so long as any principal amount remained outstanding (such paid in-kind interest, in the aggregate at any time, the “PIK Principal”). The 2020 Daewoong Convertible Notes had a maturity date of September 18, 2025.

In May 2021, the Daewoong Purchase Agreement was amended to provide for the issuance of an additional subordinated convertible promissory note by us to Daewoong at an initial principal amount of $5.0 million. The subordinated convertible promissory note was issued with terms similar to the two subordinated convertible promissory notes issued in 2020 and matures on May 12, 2026 (together with the 2020 Daewoong Convertible Notes, the “Daewoong Convertible Notes”).

On July 29, 2022, we entered into a Convertible Promissory Note Purchase Agreement between us and Daewoong, or the 2022 Daewoong Note Purchase Agreement, for total available financing of $30 million. The note purchased under the 2022 Daewoong Note Purchase Agreement, or the 2022 Daewoong Note, had a stated interest rate of 15.79% per annum. The 2022 Daewoong Note had a maturity date of December 29, 2023.

As of December 31, 2022 and 2021, and June 30, 2023, the principal amount outstanding (excluding the PIK Principal) under the Daewoong Convertible Notes and the 2022 Daewoong Note was $60.0 million and $30.0 million, and $60.0 million, respectively, with an estimated fair value of $67.3 million and $35.0 million, and $67.7 million, respectively.

On June 27, 2023, we entered into an agreement with Daewoong, or the Daewoong Note Subscription Agreement, pursuant to which we issued subordinated convertible promissory notes to Daewoong with an aggregate principal amount of $5.0 million, or the 2023 Daewoong Convertible Notes, that matured upon the date of the consummation of the Business Combination. The 2023 Daewoong Convertible Notes were unsecured and subordinated to the Company’s other convertible notes.

The Daewoong Convertible Notes and the 2022 Daewoong Note and the interest due thereupon were repaid in shares of Old AEON common stock immediately prior to the consummation of the Business Combination. The 2023 Daewoong Convertible Notes were repaid in shares of Priveterra Class A Common Stock immediately prior to the consummation of the Business Combination and are not subject to any contractual lock-up.

Committed Financings and Forward Purchase Agreements in Connection with the Business Combination

In connection with the Business Combination, Priveterra entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”). Pursuant to these agreements, upon the Closing on July 21, 2023, Priveterra issued an aggregate of 1,001,000 shares of Priveterra Class A common stock to the PIPE Investors at $7.00 per share. Also pursuant to the Closing, all of the shares of Priveterra Class A common stock issued to the PIPE Investors were converted, on a one-for-one basis, for shares of Common Stock.

Forward Purchase Agreements

On June 29, 2023, Priveterra and Old AEON entered into the Forward Purchase Agreements with each of (i) ACM and (ii) Polar (each of ACM ARRT J LLC and Polar, individually, a “Seller”, and together, the “Sellers”) for OTC Equity Prepaid Forward Transactions. For purposes of each Forward Purchase Agreement, Priveterra is referred to as the “Counterparty” prior to the consummation of the Business Combination, while AEON is referred to as the “Counterparty” after the consummation of the Business Combination. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Forward

Purchase Agreements, which are filed as exhibits to the Report to which this Exhibit 99.3 is attached. Any reference herein to the “Forward Purchase Agreement” are to be treated as a reference to each Seller’s separate agreement and should be construed accordingly and any action taken by a Seller should be construed as an action under its own respective agreement.

Pursuant to the terms of the Forward Purchase Agreements, the Sellers intended, but were not obligated, to purchase up to 7,500,000 shares of Priveterra Class A common stock in the aggregate concurrently with the Closing pursuant to each Seller’s respective FPA Funding Amount PIPE Subscription Agreement (as defined below), less the number of shares of Priveterra Class A common stock purchased by each Seller separately from third parties through a broker in the open market (“Recycled Shares”). No Seller shall be required to purchase an amount of shares of Priveterra Class A common stock such that following such purchase, that Seller’s ownership would exceed 9.9% of the total shares of Priveterra Class A common stock outstanding immediately after giving effect to such purchase, unless such Seller, at its sole discretion, waives such 9.9% ownership limitation. The Number of Shares subject to a Forward Purchase Agreement is subject to reduction following a termination of the Forward Purchase Agreements with respect to such shares as described under “Optional Early Termination” in the respective Forward Purchase Agreements.

Each Forward Purchase Agreement provides that a Seller will be paid directly the “Prepayment Amount, which is equal to the product of (i) the Number of Shares as set forth in each Pricing Date Notice and (ii) the redemption price per share as defined in Section 9.2(a) of Priveterra’s Second Amended and Restated Certificate of Incorporation (the “Initial Price”).

On July 21, 2023, the Counterparty paid to each Seller separately the Prepayment Amount required under the respective Forward Purchase Agreement directly from the Counterparty’s Trust Account maintained by Continental Stock Transfer and Trust Company holding the net proceeds of the sale of the units in the Counterparty’s initial public offering and the sale of private placement warrants (the “Trust Account”), except that to the extent the Prepayment Amount payable to a Seller was to be paid from the purchase of Additional Shares by such Seller pursuant to the terms of its FPA Funding Amount PIPE Subscription Agreement, such amount was netted against such proceeds, with such Seller being able to reduce the purchase price for the Additional Shares by the Prepayment Amount. For the avoidance of doubt, any Additional Shares purchased by a Seller will be included in the Number of Shares for its respective Forward Purchase Agreement for all purposes, including for determining the Prepayment Amount.

Following the Closing, the reset price (the “Reset Price”) will initially be the Initial Price and subject to a $7.00 floor (the “Reset Price Floor”). The Reset Price will be subject to reset on a monthly basis (each a “Reset Date”) with the first such Reset Date occurring 90 days after the Closing Date to be the lowest of (a) the then- current Reset Price, (b) the Initial Price and (c) the 30-day VWAP Price of the Shares immediately preceding such Reset Date; provided, however, that the Reset Price may be reduced immediately to any lower price at which the Counterparty sells, issues or grants any shares or securities convertible or exchangeable into shares (other than, among other things, grants or issuances under the Counterparty’s equity compensation plans, any securities issued in connection with the Business Combination or any securities issued in connection with the PIPE Subscription Agreements (as defined below)), subject to certain exceptions, in which case the Reset Price Floor would be eliminated.

From time to time and on any date following the Business Combination (any such date, an “OET Date”), any Seller may, in its absolute discretion, terminate its Forward Purchase Agreement in whole or in part by providing written notice to the Counterparty (the “OET Notice”), no later than the next Payment Date following the OET Date (which shall specify the quantity by which the Number of Shares shall be reduced (such quantity, the “Terminated Shares”)). The effect of an OET Notice shall be to reduce the Number of Shares by the number of Terminated Shares specified in such OET Notice with effect as of the related OET Date. As of each OET Date, the Counterparty shall be entitled to an amount from the Seller, and the Seller shall pay to the Counterparty an amount, equal to the product of (x) the number of Terminated Shares and (y) the Reset Price in respect of such OET Date. The payment date may be changed within a quarter at the mutual agreement of the parties.

The valuation date will be the earliest to occur of (a) the second anniversary of the Closing Date, (b) the date specified by a Seller in a written notice to be delivered to the Counterparty at a Seller’s discretion (which Valuation Date shall not be earlier than the day such notice is effective) after the occurrence of any of (w) a VWAP Trigger Event, (x) a Delisting Event, (y) a Registration Failure or (z) unless otherwise specified therein, upon any Additional Termination Event and (c) 90 days after delivery by the Counterparty of a written notice in the event that for any 20 trading days during a 30 consecutive trading day-period that occurs at least six months after the Closing Date, the VWAP Price is less than the then applicable Reset Price, provided that a Registration Statement was effective and available for the entire measurement period and remains continuously effective and available during the entire 90 day notice period (the “Valuation Date”).

On the Cash Settlement Payment Date, which is the tenth local business day following the last day of the valuation period commencing on the Valuation Date, a Seller shall pay the Counterparty a cash amount equal to (1) (A) the Number of Shares as of the Valuation Date less the number of Unregistered Shares, multiplied by (B) the volume-weighted daily VWAP Price over the Valuation Period less (2) if the Settlement Amount Adjustment is less than the cash amount to be paid, the Settlement Amount Adjustment. The Settlement Amount Adjustment is equal to (1) the Number of Shares as of the Valuation Date multiplied by (2) $2.00 per share, and the Settlement Amount Adjustment will be automatically netted from the Settlement Amount. If the Settlement Amount Adjustment exceeds the Settlement Amount, the Counterparty will pay the Seller in shares of Common Stock or, at the Counterparty’s election, in cash.

Each Forward Purchase Agreement has been structured, and all activity in connection with such agreement has been undertaken, to comply with the requirements of all tender offer regulations applicable to the Business Combination, including Rule 14e-5 under the Securities Exchange Act of 1934.

FPA Funding Amount PIPE Subscription Agreements

On June 29, 2023, Priveterra entered into separate subscription agreements, or the FPA Funding Amount PIPE Subscription Agreements with each of ACM and Polar (collectively, the “FPA Funding PIPE Investors”). Any reference herein to the ‘FPA Funding Amount PIPE Subscription Agreements’ are to be treated as a reference to each FPA Funding PIPE Investor’s separate agreement and should be construed accordingly and any action taken by a FPA Funding PIPE Investor should be construed as an action under its own respective agreement.

Pursuant to the FPA Funding PIPE Subscription Agreements, the FPA Funding PIPE Investors agreed to subscribe for and purchase, and Priveterra agreed to issue and sell to the FPA Funding PIPE Investors, at the Closing, an aggregate of 7,500,000 shares of Priveterra Class A common stock, less the Recycled Shares in connection with the Forward Purchase Agreements.

Shared Services Agreements with Strathspey Crown Limited, LLC

In August 2019, we entered into services agreements with Strathspey Crown Limited, LLC, or Strathspey Crown Limited, an affiliate of SCH, with effective dates of January 2019. Pursuant to the services agreements, Strathspey Crown Limited provided us certain administrative and development support services, including certain general management, communication, human resources, office, rent and information technology services. We paid Strathspey Crown Limited an allocable share of the actual cost incurred by Strathspey Crown Limited in providing such services, plus a 10% markup, as well as an allocable share of Strathspey Crown Limited’s overhead expenses, including office rent, depreciation, maintenance, utilities and supplies. The services agreements had a one-year term and renewed for successive one-year terms unless sooner terminated by either party. We or Strathspey Crown Limited were able to terminate the services agreements upon 60 days’ notice to the other party. The services agreements were terminated in December 2021.

Medytox Settlement and License Agreement

Effective June 21, 2021, we entered into the Settlement Agreement with Medytox, or the Medytox Settlement Agreement, pursuant to which, among other things, Medytox agreed (a) to dismiss all claims against us in a case Medytox had brought against Old AEON in the United States District Court of California, or the Medytox Litigation, (b) to pursue dismissal of the appeals related to the December 2020 final determination of the United States ITC and agreed that as a result of such dismissal the final determination would be vacated, (c) to file appropriate documents in the a similar litigation Medytox had brought against Daewoong in South Korea and related actions in support of the terms of the settlement, and (d) not to revive or otherwise pursue a third lawsuit Medytox had brought against Evolus, Daewoong and us in the Superior Court of the State of California with respect to us. In addition, Medytox granted us a non-exclusive, royalty bearing, irrevocable license to Medytox’s botulinum strain and specific trade secrets alleged to have been misappropriated in the Medytox Litigation to commercialize and manufacture specific botulinum neurotoxin products including ABP-450 worldwide, with the exception of South Korea. In exchange for the Medytox Settlement Agreement, we issued Medytox 26,680,571 shares of Old AEON common stock, par value $0.0001 per share and valued at $29.0 million. We also agreed to pay Medytox single-digit royalties on the net sales of licensed products for 15 years following our first $1.0 million in commercial sales of neurotoxin products. On June 28, 2021, the claims against us in the Medytox Litigation were dismissed with prejudice.

Quantitative and Qualitative Disclosures about Market Risk

As a smaller reporting company, we are not required to disclose information under this section.

Critical Accounting Policies

Management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities, revenue and expenses at the date of the financial statements as well as the expenses incurred during the reporting period. Generally, we base our estimates on historical experience and on various other assumptions in accordance with United States GAAP that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions and such differences could be material to the financial position and results of operations. On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts and experience.

While our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this Report, we believe the following accounting policies to be most critical for fully understanding and evaluating our financial condition and results of operations, as these policies relate to the more significant areas involving management’s judgments and estimates.

The following critical accounting policies are applicable to our operations and accounting policies can be found in Note 2 of Old AEON’s financial statements appearing elsewhere in this prospectus.

Fair Value Option

We elected to account for our convertible promissory notes, which met the required criteria, at fair value at inception. Subsequent changes in fair value are recorded as a component of other (loss) income in the consolidated statements of operations and comprehensive loss or as a component of other comprehensive income (loss) for changes related to instrument-specific credit risk. As a result of electing the fair value option, direct costs and fees related to the convertible promissory notes are expensed as incurred.

Convertible Preferred Stock

Prior to the Business Combination, we recorded convertible preferred stock at their respective issuance price, less issuance costs on the dates of issuance. The convertible preferred stock was classified outside of permanent equity as temporary equity in the accompanying consolidated balance sheets. Although the convertible preferred stock was not redeemable, upon certain change in control events that were outside of our control, including liquidation, sale or transfer of control of us, holders of the convertible preferred stock had the right to receive their liquidation preference to any distribution of the proceeds under the terms of our amended and restated certificate of incorporation.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair value measurements are based on a three-tiered valuation hierarchy, which is classified and disclosed by us in one of the three categories as follows:

●	Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

●	Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly, or can be corroborated by observable market data for substantially the full term of the asset or liability; and
●	Level 3 — Prices or valuation techniques that require unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

R&D Expenses

R&D costs are expensed as incurred. R&D expenses consist primarily of costs associated with clinical studies including clinical trial design, clinical site reimbursement, data management, travel expenses and the cost of products used for clinical trials and internal and external costs associated with our regulatory compliance and quality assurance functions, including the costs of outside consultants and contractors that assist in the process of submitting and maintaining regulatory filings, and overhead costs. Additionally, R&D expenses include employee compensation, including stock-based compensation, supplies, consulting, prototyping, testing, materials, travel expenses and an allocation of facility overhead expenses. Costs incurred in obtaining technology licenses are charged to R&D expense as acquired in process R&D expense if the technology licensed has not reached technological feasibility and has no alternative future use.

We accrue the expenses for our clinical trial activities performed by third parties, including CROs and other service providers, based upon estimates of the work completed over the life of the individual study in accordance with associated agreements. We determine these estimates through discussion with internal personnel and outside service providers as to progress or stage of completion of trials or services pursuant to contracts with CROs and other service providers and the agreed-upon fee to be paid for such services. Payments made to outside service providers in advance of the performance of the related services are recorded as prepaid expenses and other current assets until the services are rendered. As of December 31, 2022 and June 30, 2023, no prepayments made to outside service providers were included in “Prepaid expenses and other current assets” in the accompanying unaudited consolidated balance sheet. Prepaid R&D was de minimis as of December 31, 2021. Research and liability accruals were $2.1 million as of December 31, 2022 and $2.2 million as of December 31, 2021 and $5.1 million as of June 30, 2023, respectively. There have been no material adjustments to our accrued estimates for clinical trial activities through June 30, 2023.

Stock-Based Compensation

We recognize compensation expense for all stock-based awards. We account for stock-based compensation as measured at grant date, based on the fair value of the award. We measure the fair value of awards granted using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including the estimated fair value of Common Stock, the expected volatility of Common Stock, expected risk-free interest rate, and the option’s expected life. We also evaluate the impact of modifications made to the original terms of equity awards when they occur.

The fair value of equity awards that are expected to vest is amortized on a straight-line basis over the requisite service period. Stock-based compensation expense is recognized net of actual forfeitures when they occur, as an increase to additional paid-in capital or noncontrolling interest in the consolidated balance sheets and in SG&A or R&D expenses in the consolidated statements of operations and comprehensive loss. All stock-based compensation costs are recorded in the consolidated statements of operations and comprehensive loss based upon the underlying employee’s role with us.

Income Taxes

We account for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax basis of our assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and R&D credit carryforwards and are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized.

We record uncertain tax positions on the basis of a two-step process whereby (i) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of operations and comprehensive loss. Any accrued interest and penalties related to uncertain tax positions will be reflected as a liability in the balance sheet.

Contingencies

We may be, from time to time, a party to various disputes and claims arising from normal business activities. We continually assess litigation to determine if an unfavorable outcome would lead to a probable loss or reasonably possible loss which could be estimated. We accrue for all contingencies at the earliest date at which we deem it probable that a liability has been incurred and the amount of such liability can be reasonably estimated. If the estimate of a probable loss is a range and no amount within the range is more likely than another, we accrue the minimum of the range. In the cases where we believe that a reasonably possible loss exists, we disclose the facts and circumstances of the litigation, including an estimable range, if possible.

ABP Sub Inc. Merger

Immediately prior to the closing of the Business Combination, ABP merged with and into us so that we are the surviving corporation, which we refer to as the Subsidiary Merger. Pursuant to the Subsidiary Merger, all options and RSU awards of ABP that are outstanding immediately prior to the merger converted into substantially similar awards covering shares of our common stock, with an adjustment to the number of shares subject to the award and, with respect to the options, the exercise price to reflect the economic value of the new award within our capital structure. Additionally, we, in each case, determined the conversion ratio of the ABP awards by dividing the number of shares of our common stock outstanding on an as-converted basis by the number of shares of common stock of ABP outstanding, and then dividing by a number equal to the number of ABP options outstanding divided by the number of ABP awards outstanding plus the ABP shares held by the Company to account for the awards representing 21.63% of ABP’s fully diluted shares outstanding. This resulted in a conversion ratio of 77.65 to 1 shares. As of the date of this Report, ABP had granted options to purchase a total of 45,272 ABP Sub options which converted into options to purchase 3,515,218 shares of our common stock, and a total of 15,059 RSU awards which converted into RSU awards covering 1,169,366 shares of our common stock, although 127,801 of such RSU awards accelerated and vested at the closing of the Business Combination, which resulted in 1,041,565 shares of our common stock subject to RSU awards remaining outstanding following the closing of the Business Combination. We do not anticipate any additional stock-based compensation expense to result from the ABP merger and the conversion of the awards.

The following table summarizes by grant date the number of shares of our common stock subject to outstanding stock options and RSU awards granted from September 2020 through June 30, 2023 reflecting the conversion described in the preceding paragraph, as well as the per share fair value of the underlying common stock, and for stock options, the associated per share exercise price:

Grant Date	# of Shares Underlying Option Grants/ RSU Award	Exercise Price per Share	Common Stock Value Per Share on Grant Date
2/26/2021	154,207	$12.98	$12.98
3/5/2021	104,047	$12.98	$12.98
8/23/2021	223,235	$13.45	$13.45
9/9/2021	324,448	$14.93	$14.93
10/20/2021	32,068	$14.14	$14.14
10/25/2021	19,024	$14.14	$14.14
3/9/2022	972,919	$11.57	$11.57
10/5/2022	32,456	$11.57	$11.57
4/26/2023	1,169,366	$—	$7.00

In connection with the Subsidiary Merger, AEON assumed the ABP 2019 Plan and the outstanding stock options and RSU awards under the ABP 2019 Plan converted into awards covering AEON common stock, and such options, all of which have “underwater” exercise prices, were repriced such that the per share exercise price is equal to the fair market value of AEON’s common stock on the date of the Subsidiary Merger.

JOBS Act; Smaller Reporting Company

We are an emerging growth company, as defined in the Securities Act, as modified by the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this Report, we have provided only two years of audited financial statements and unaudited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Section 102(b)(2) of the JOBS Act allows us to delay adoption of the new or revised accounting standards until those standards apply to non-public business entities. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of Priveterra’s initial public offering (December 31, 2026), (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a “smaller reporting company,” as such term is defined in Rule 12b-2 of the Exchange Act, meaning that the market value of our common stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue is less than $100 million during the most recently completed fiscal year. We will continue to be a smaller reporting company if either (i) the market value of our common stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation. Investors could find our Common Stock less attractive to the extent we rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and the trading price may be more volatile.

Recently Issued and Adopted Accounting Pronouncements

We describe the recently issued accounting pronouncements that apply to us in Note 2 of Old AEON’s financial statements appearing elsewhere in this prospectus.

BUSINESS

Unless the context otherwise requires, all references in this subsection to “we,” “us,” or “our” refer to AEON.

Overview

We are a clinical stage biopharmaceutical company focused on developing our proprietary botulinum toxin complex, ABP-450, for debilitating medical conditions, with an initial focus on the neurosciences market. We recently completed a Phase 2 study of ABP-450 for the treatment of cervical dystonia and have an ongoing Phase 2 study of ABP-450 for the treatment of both chronic and episodic migraine. ABP-450 is the same botulinum toxin complex that is currently approved and marketed for cosmetic indications by Evolus under the name Jeuveau. ABP-450 is manufactured by Daewoong in compliance with cGMP in a facility that has been approved by the FDA, Health Canada and EMA. We have exclusive development and distribution rights for therapeutic indications of ABP-450 in the United States, Canada, the European Union, the United Kingdom, and certain other international territories. We have built a highly experienced management team with specific experience in biopharmaceutical and botulinum toxin development and commercialization.

Botulinum toxins have proven to be a highly versatile therapeutic biologic, with over 230 therapeutic uses documented in published scientific literature and nine approved therapeutic indications in the United States. Our initial development programs for ABP-450 are directed at migraine, cervical dystonia and gastroparesis. We selected these initial indications based on a comprehensive product assessment screen designed to identify indications where we believe ABP-450 can deliver significant value to patients, physicians and payors and where its clinical, regulatory and commercial characteristics suggest viability. We believe that ABP-450 has application in a broad range of indications and we plan to continue to explore additional indications that satisfy our product assessment screens. The following table depicts the development status of ABP-450 across our current indications:

The FDA accepted our IND application for ABP-450 as a preventative treatment for migraine in October 2020, and we began treating patients in our Phase 2 clinical study beginning in March 2021. Prior to commencing this Phase 2 study, no Phase 1 clinical studies of ABP-450 had been performed in regard to migraine by us or any other party. Nevertheless, given the extensive preclinical toxicology and other data developed by our licensing partner, Daewoong, and the aesthetic licensor of ABP-450, Evolus, the FDA permitted us to proceed directly to this Phase 2 clinical trial. We plan to enroll approximately 765 episodic and chronic migraine patients in this randomized, double-blind, placebo-controlled study across approximately 60 study sites in the United States, Canada and Australia. This study includes migraine patients that experience six or more migraines per month, which is inclusive of chronic migraine patients that experience 15 or more headache days and eight or more migraines per month, as well as certain episodic migraine patients that experience less than 15 headache days and six to 14 migraines per month. Patients enrolled in the study receive two injection cycles using our patent-pending injection protocol at a low dose of 150 units, high dose of 195 units or placebo, with patients evenly split among the three arms. We plan to announce topline data related to episodic cohort of our migraine study in the second half of 2023, and topline data related to chronic cohort of our migraine study in 2024.

The FDA accepted our IND application for ABP-450 as a treatment for cervical dystonia in October 2020, and we began treating patients in our Phase 2 clinical study beginning in April 2021. We enrolled 59 patients in this randomized, double-blind, placebo-controlled study across approximately 20 study sites in the United States. Patients enrolled into the study received one of four different injection cycles, low dose of 150 units, mid-dose of 250 units, high dose of 350 units or placebo, with patients evenly split among the four arms.

Topline data from the Phase 2 cervical dystonia study, released in September 2022, confirmed that ABP-450 met all primary endpoints and a number of other key secondary endpoints, supporting the safety and efficacy of ABP-450 in reducing signs and symptoms associated with cervical dystonia. ABP-450 demonstrated adverse event rates similar to, or lower than, other botulinum toxin products for the treatment of cervical dystonia. ABP-450 also demonstrated potential for efficacy similar to, or better than, other botulinum toxin products for the treatment of cervical dystonia. We are in discussions with the FDA regarding the design of our Phase 3 study in cervical dystonia, which we expect to commence based on the availability of capital resources.

Additionally, we have an ongoing preclinical study in rats designed to provide IND supporting safety and efficacy data. ABP-450 is injected into the stellate ganglion using ultrasound guidance to assess the effect on the sympathetic nervous pathway, which may inform us whether ABP-450 has the potential for utility across a broad portfolio of neuropsychiatric disorders, including post-traumatic stress disorder (PTSD). We may initiate other preclinical studies from time to time to evaluate the potential safety and efficacy of ABP-450 in other disorders.

In December 2020, we initiated a preclinical gastroparesis study with 42 primates receiving multiple injections of ABP-450 across four dose ranges. The objective of this preclinical study was to characterize the safety and toxicology prior to entering human studies. We completed this preclinical study in January 2022. Following the preclinical study, we submitted an IND to the FDA and received a letter in May 2022 confirming that the IND-opening Phase 2a clinical study may proceed. We continue to evaluate various pathways to most efficiently advance this clinical development program.

We license ABP-450 from Daewoong, a South Korean pharmaceutical manufacturer, and have exclusive development and distribution rights for therapeutic indications in the United States, Canada, the European Union, the United Kingdom, and certain other international territories. Daewoong licenses the same 900 kDa botulinum toxin to Evolus for cosmetic indications, which Evolus markets and sells under the name Jeuveau in the United States and Nuceiva in Canada and the European Union. Prior to licensing the botulinum toxin complex to Evolus, Daewoong conducted a broad preclinical development program for ABP-450 that was primarily focused on safety to support any clinical indication. Subsequently, Evolus completed a comprehensive clinical development program of the same botulinum toxin complex and has received approval from regulatory authorities in the United States, the European Union and Canada to market and sell Jeuveau in the United States and Nuceiva in Canada and the European Union for the temporary improvement in the appearance of moderate to severe glabellar, or frown, lines in adults. Over 2,100 adult subjects with moderate to severe glabellar lines at maximum frown participated in Evolus’ clinical development program, and each of Evolus’ Phase 3 clinical studies successfully met their respective primary safety and efficacy endpoints. While none of these preclinical or clinical programs specifically contemplated any therapeutic use of ABP-450, given that the FDA’s regulatory requirements are generally the same for the cosmetic or therapeutic use of a toxin, we believe that the positive data derived from these preclinical and clinical studies will support the clinical development and anticipated future safety labeling of ABP-450 for migraine and cervical dystonia, in addition to other indications, at all contemplated dose ranges.

We plan to pursue approval of an original BLA, that exclusively contemplates therapeutic indications for ABP-450, which we believe could improve reimbursement amounts for ABP-450, if approved. Existing botulinum toxins, including Botox, are approved under a single BLA for both therapeutic and cosmetic indications. As a result, other botulinum toxins are required to include the sales prices of both therapeutic and cosmetic botulinum toxin sales when calculating the ASP that is used to determine the reimbursement amount physicians receive for therapeutic usage. The inclusion of a lower cosmetic sales price in the calculation of ASP can cause physicians to lose money when treating patients with existing botulinum toxins and also creates a deterrent to providing payors and/or providers with rebates or other financial incentives. If we are successful in obtaining an original BLA for therapeutic indications of

ABP-450, the ASP for ABP-450 would be calculated using only therapeutic sales, which we believe would facilitate consistent and favorable reimbursement to physicians when they choose to use ABP-450 for therapeutic treatments, as well as the ability to provide payors and/or providers with rebates and other financial incentives. This pricing model would be unique to us within the current therapeutic neurotoxin market, and we believe it would allow physicians to provide treatment with ABP-450 at a more competitive or the same net price as the market leader after rebates and discounts.

We believe ABP-450 could have therapeutic applications in a broad range of debilitating medical conditions, and we intend to continue to leverage our product assessment screening process to identify additional indications for future development. Our management team possesses significant and relevant experience in the botulinum toxin industry in both drug development and commercialization, and we believe they are highly qualified to successfully develop and commercialize ABP-450 to enhance the lives of patients that suffer from debilitating medical conditions.

Overview of the Therapeutic Botulinum Toxin Market

Botulinum toxins are a standard treatment for a number of indications, including debilitating movement disorders, chronic migraine, overactive bladder, excessive salivating and excessive sweating, and are the first-line standard of care for the treatment of certain conditions, including cervical dystonia. The use of botulinum toxins to treat debilitating medical conditions began with the FDA approving Botox for the treatment of strabismus and blepharospasm, two eye muscle disorders, in adults, in 1989. Botox was the only FDA-approved type-A botulinum toxin until 2009 when the FDA initially approved Dysport for the treatment of cervical dystonia and glabellar lines in adults. In 2010, the FDA approved Xeomin for the treatment of cervical dystonia and blepharospasm in adults. There are currently nine unique therapeutic indications for botulinum toxins that have been approved by the FDA.

The global therapeutic botulinum toxin market is forecast to grow from $3.0 billion in 2020 to an estimated $4.4 billion in 2027, according to Decision Resources Group. This market growth is expected to be driven primarily by growth in the number of procedures, which is expected to grow from 2.7 million in 2020 to an estimated 5.0 million in 2027, as well as multiple other factors. For example, the ASP for therapeutic botulinum toxins in the United States is anticipated to grow by 1.5% annually, moving from $557 in 2020 to an estimated $619 in 2027.

The global therapeutic toxin market is concentrated in the United States, which has an estimated 84% market share, while the European Union has an estimated 9% market share and Asia Pacific has an estimated 7% market share. The United States is projected to continue to be the largest market for therapeutic botulinum toxin treatment, primarily due to the greater number of approved indications, higher ASP, and greater patient and physician awareness of botulinum toxin usage. The global therapeutic toxin market also further breaks down by indication, with migraine comprising approximately 36% of the market share, spasticity comprising approximately 28% of the market share, cervical dystonia comprising approximately 17% of the market share, overactive bladder comprising approximately 6% of the market share and other indications comprising approximately 13% of the market share.

According to Decision Resources Group, Botox, Dysport and Xeomin collectively made up over 98% of the United States therapeutic market for botulinum toxins in 2019. The market leader for therapeutic botulinum toxins is Botox, which is marketed by AbbVie Inc., or AbbVie, and had approximately 85% of the global therapeutic market share for botulinum toxins and 95% of the United States therapeutic market share for botulinum toxins in 2019. The migraine indication is AbbVie’s single largest toxin therapeutic indication, and contributes to 45% of AbbVie’s therapeutic toxin sales. The main approved competitors to Botox are Dysport, marketed by Ipsen Ltd., and Xeomin, marketed by Merz Pharmaceuticals, LLC, each of which have approximately 2% of the global market share for therapeutic botulinum toxin treatments.

Our Market Opportunity

We believe that the markets for our initial target indications of migraine, cervical dystonia and gastroparesis represent a significant opportunity above the current market estimates for therapeutic botulinum toxin. Taken together, we estimate that our target indications represent a total addressable market opportunity of approximately $31 billion due in large part to the significant patient population that would become accessible if ABP-450 is approved for the treatment of episodic migraine.

The largest component of our total addressable market opportunity is the preventative migraine market, which includes the treatment of chronic migraine and episodic migraine. Approximately 13.4 million patients suffer from migraine, with approximately 4.0 million and 9.4 million patients suffering from chronic migraine and episodic migraine, respectively. According to the American

Migraine and Prevalence and Prevention Study conducted from 2004 to 2009, approximately 56% of patients with migraine had ever received a medical diagnosis, which represents approximately 2.2 million patients of the approximately 4.0 million patients with chronic migraine. Based on these 2.2 million patients and a treatment protocol of four treatment cycles per year, with two vials per treatment at our anticipated pricing of $634 per vial, we estimate that the annual market opportunity for the treatment of chronic migraine is approximately $11.2 billion. As the episodic migraine market is less developed than chronic migraine, and because episodic migraine is less debilitating in terms of headache and migraine days per month, we believe a lower percentage of patients with episodic migraine will be diagnosed or treated as compared to chronic migraine. Assuming 38% of patients, or 3.7 million patients, are diagnosed with episodic migraine and are treated using the treatment protocol above, we estimate that the annual market opportunity for the treatment of episodic migraine is approximately $18.5 billion. As of 2016, we estimate that approximately 820,000 patients, or 37% of diagnosed chronic migraine patients, and approximately 740,000 patients, or 20% of diagnosed episodic migraine patients, are using prescription medication as a preventative treatment measure. Similarly, of the 3.7 million diagnosed high-frequency and chronic migraine patients, only 1.1 million currently use prescription medication as a preventative treatment. We believe that the preventative migraine market will expand as patient and physician awareness and migraine diagnosis rates increase due in part to the market growth of injectable monoclonal antibody therapies that target calcitonin gene-related peptide inhibitors, or CGRPs, and the introduction of oral CGRPs.

We believe that the treatment of cervical dystonia represents an attractive market opportunity and presents a regulatory pathway to facilitate other treatments in the broader muscle movement disorder market, which accounts for a significant percentage of the therapeutic botulinum toxin market. Based on United States census data and published clinical studies, we estimate that there are approximately 50,000 cervical dystonia patients in the United States, of which 30,000 are currently treated. We expect the number of patients with cervical dystonia will continue to increase in the coming years. Based on a treatment protocol of three treatment cycles per year, with three vials per treatment at our anticipated pricing of $634 per vial, we estimate that the annual market opportunity for the treatment of cervical dystonia will be approximately $360 million in our anticipated year of commercialization, if approved.

We also believe that the treatment of gastroparesis represents a significant market opportunity. Based on United States census data and published clinical studies, we estimate that there are approximately 400,000 addressable gastroparesis patients in the United States, of which over 200,000 have moderate to severe symptoms and would be eligible for treatment with a botulinum toxin. Based on our proposed treatment protocol and anticipated pricing, we estimate that the annual market opportunity for the treatment of gastroparesis is approximately $900 million. We believe the current market for treatment of gastroparesis is underestimated due to the lack of meaningful treatment options available to patients and physicians, and that diagnosis rates could increase if ABP-450 can demonstrate efficacy and safety in treating the disease.

Overview of ABP-450

ABP-450 is a 2-chain polypeptide, a heavy chain joined by a bond to a light chain. The light chain is a protease enzyme that attacks fusion proteins at the neuromuscular junction, preventing the vesicles containing acetylcholine from anchoring to the membrane and inhibiting their release. ABP-450 interferes with nerve impulses by inhibiting the release of acetylcholine into the neuromuscular junction, causing a flaccid paralysis of muscles.

The active biologic ingredient in ABP-450 is Clostridium botulinum toxin, type A with a complete molecular complex weight of 900 kDa. Botulinum toxin type A is an active toxin composed of a covalently bonded dimer of two complexes consisting of neurotoxin, non-toxic non-haemagglutinin protein, and haemagglutinin proteins. The active part of the botulinum toxin is the 150 kDa component, and the remaining 750 kDa of the complex is made up of accessory proteins that we believe help with the function of the active portion of the botulinum toxin. When injected at therapeutic levels, ABP-450 blocks peripheral acetylcholine release at presynaptic cholinergic nerve terminals by cleaving SNAP-25, a protein integral to the successful docking and release of acetylcholine from vesicles situated within the nerve endings leading to denervation and relaxation of the muscle. ABP-450, if approved, will be the only therapeutic botulinum toxin with significantly similar physiochemical properties as Botox. In addition, ABP-450 will be the only therapeutic botulinum toxin that shares the same procedure and dilution ratios for the reconstitution of the botulinum toxin to an injectable liquid. These reconstitution procedures are not subject to intellectual property protection. We believe the similarity of the two products will facilitate physician adoption of ABP-450 more rapidly and sustainably than other botulinum toxins that compete with Botox.

Daewoong has recently constructed a facility in South Korea where it produces ABP-450 and Jeuveau, which is the same botulinum toxin complex as ABP-450. The manufacture of ABP-450 drug substance is based on the fermentation of Daewoong’s

C.botulinum cell line, followed by isolation and purification of the drug substance. Daewoong has received a United States patent for the production process. The drug substance production facility was purpose built and is in compliance with FDA and EMA cGMP requirements. We believe this facility will be sufficient to meet demand for ABP-450 for the foreseeable future.

Our Pipeline

We have three existing product candidates in our pipeline: migraine, cervical dystonia, and gastroparesis, each as discussed below. The anticipated level of financing needed for our existing pipeline candidates is highly variable and difficult to project as the design of our Phase 3 migraine studies, which is our primary cost driver, will be largely based on the data generated by our Phase 2 migraine studies. Following the closing of the Business Combination and associated financings, we have sufficient cash to fund our operating plan through June 30, 2024. We believe this will allow us to obtain topline data from our Phase 2 clinical study in episodic migraine. Any further development of ABP-450 for any indication, including the completion of the Phase 2 open-label extension study in migraine, will require additional funding, which may not be available to us on reasonable terms, or at all.

Migraine

Migraine is a complex neurological condition characterized by recurrent episodes of headaches. Patients that suffer from migraine headaches experience symptoms including throbbing recurring pain, nausea, vomiting, dizziness and sensitivity to light, sound, touch and smell. Migraine attacks usually last between four and 72 hours. According to the Global Burden of Disease Study conducted in 2019, migraine is the second leading disability in the world. The development and course of migraine differs from patient to patient, where a subset of patients experience an increase in frequency over a period of months or years and may gradually evolve from low-frequency episodic migraine to high-frequency episodic migraine and then to chronic migraine.

Industry sources and published research estimate that approximately 15% of adults in the United States experience migraine or severe headache, which represents approximately 40 million people. An estimated 1 billion people worldwide suffer from migraines, making migraine the third most prevalent illness in the world. Using prevalence rates from various published sources, we estimate that approximately 4.0 million people in the United States suffer from chronic migraines, defined as headache occurring on 15 or more days per month and eight or more migraines per month, with migraine defined as headache lasting for four or more hours per day, and that 9.4 million people in the United States live with episodic migraine, defined as headache occurring on 15 or fewer days per month and migraine occurring from six to 14 times per month.

Migraine treatment is broadly divided into two strategies: acute and prophylactic treatment. The primary goal of acute treatment is to provide relief from the pain and associated symptoms after a migraine attack has started. The primary goal of prophylactic, or preventative, treatment is to preemptively decrease the frequency, severity and duration of future migraine attacks. A key pathway for migraine and headache pain is the trigeminovascular input from the meningeal vessels. These nerves pass through the trigeminal ganglion and synapses on second-order neurons in the trigeminocervical complex, which then project through the quintothalamic tract and, after decussating in the brain stem, form synapses with neurons in the thalamus. Disrupting pain stimulus to the trigeminocervical complex is one means of mitigating migraine headaches and botulinum toxin has pharmacological activity that can disrupt peripherical neuronal pain stimulus to the complex. Botulinum toxins are generally a third-line therapy in the prophylactic treatment of migraine patients. First- and second-line treatments to prevent migraine generally include the use of orally administered anti-epileptic, beta-blocker and tricyclic antidepressant pharmaceuticals, or the use of neuromodulation devices to stimulate the vagus nerve. Currently, the discontinuation rate for patients on existing oral preventive migraine medications is high due to poor tolerability and lack of efficacy. Migraine patients will typically progress to the third-line botulinum toxin therapy when first- and second-line therapies are not effective or not well-tolerated.

Botox is the only botulinum toxin approved by the FDA for prophylaxis of headaches in adult patients with chronic migraine and with a patented treatment protocol that designates a total dose of 155 units into 31 injection sites across seven areas of the head and neck. Botox is only approved for chronic migraine and there is no botulinum toxin approved for prevention of episodic migraine. Frequently reported adverse reactions following treatment with Botox for migraine include eyelid ptosis, commonly known as “drooping eyelid,” neck pain and muscle weakness. Sales of Botox for chronic migraine were estimated to be $691 million in 2019, and the use of Botox for chronic migraine increased from 2018 through the first quarter of 2021, with quarterly claims ranging from between 118,000 and 147,000 during this period. Such claims increased despite the introduction and presence of multiple CGRP (calcitonin gene-related peptide)-targeting medications during this period. We believe that as of March 2022, the majority of patients with chronic migraine who elected to switch treatment options chose Botox, with an estimated 65% of patients choosing Botox versus

35% choosing a CGRP. Another third-line treatment for migraine, referred to as CGRP-targeting medications, has recently been approved. CGRP is present in many organs in the body and when released around the nerves of the head, CGRP can cause inflammation and result in migraines.

CGRP-targeting medications seek to block the peptide itself in an effort to prevent the migraine. CGRPs can target treatment of both chronic and episodic migraines, unlike Botox, which is used exclusively for treatment of chronic migraine. FDA-approved CGRPs include self-injectable monoclonal antibody formulations (Aimovig, Emgality, and Ajovy), an intravenous monoclonal antibody formulation (Vyepti) as well as oral formulations (Nurtec ODT and Qulipta). The use of CGRPs increased from 2018 through the second quarter of 2022, with quarterly claims ranging from between 875 and 547,000 during this period. Such claims stabilized in 2020, and Botox has returned to growth after a brief flat period we attribute to CGRP launches and COVID-19 challenges.

We are seeking to develop ABP-450 for the prevention of migraine and have an ongoing Phase 2 clinical study in this indication. Prior to commencing this Phase 2 study, no Phase 1 clinical studies of ABP-450 had been performed in regard to migraine by us or any other party. We have not conducted independent preclinical work for ABP-450 as a preventative treatment for migraine. ABP-450 is a similar structure to OnabotulniumtoxinA (Botox) which was FDA-approved for the prevention of chronic migraine in 2010. The clinical trials for Botox involved close to 1,400 patients in two trials termed the PREEMPT trials. Botox has been used in over half a million migraine patients and has become a standard of care for migraine prevention, particularly in the most disabled group of patients (those with chronic migraine). ABP-450 has demonstrated similar results to OnabotuliniumtoxinA in other neurological conditions such as cervical dystonia and in glabellar lines (aesthetic use). Therefore, we believe ABP-450 has the potential to demonstrate a similar efficacy and safety profile as those seen with OnabotuliniumtoxinA with regards to prophylactic treatment for migraine. Further, there is no known physiological difference between episodic and chronic migraines, and we therefore believe a treatment that effectively addresses chronic migraine should similarly treat episodic migraine. This has been concluded in the studies of other migraine treatments, such as the injectable versions of the CGRP class of drugs, all of which have received both episodic and chronic migraine approvals. In light of this, and the extensive preclinical toxicology and other data developed by our licensing partner, Daewoong, and the aesthetic licensor of ABP-450, Evolus, the FDA permitted us to proceed directly to this Phase 2 clinical trial.

Our Phase 2 clinical study utilizes our patent-pending injection protocol that contemplates at least 22 injections in the head and neck, which, at the low dose, would represent a decrease in the number of injections comparative to the current Botox label by approximately 30% and which would further represent differentiated injection locations for ABP-450 as compared to the current Botox label. Similar to the Botox chronic migraine indication, which contemplates titration up to 195 units with up to 39 injections, we are evaluating the effect of administering up to 195 units with up to 26 injections. We believe that our injection protocol will show equivalent efficacy and durability to the currently approved paradigm by utilizing novel injection sites and techniques to effectively target sensory nerve pathways implicated in migraine to reduce stimuli to the trigeminal complex. Furthermore, by eliminating or changing some injection sites, it may decrease the risk of patients experiencing the most common side effects of muscle weakness in the neck and eyelid ptosis. As of February 10, 2023, the double-blind data for ABP-450 included 4 patients (out of 190 episodic migraine patients) and 2 patients (out of 128 chronic migraine patients) who experienced neck pain, and no observed instances of muscular weakness or eyelid ptosis. We believe that, if approved, our patent-pending injection protocol would differentiate ABP-450 from Botox as a third-line therapy for the prevention of chronic migraine and would establish a new treatment option for the prevention of episodic migraine, thereby addressing a broader patient population. We also believe treatment with ABP-450 provides an opportunity for improved safety and tolerability of treatment as compared to our competitors. Beyond potential mitigation of some of the risk of common adverse events associated with Botox’s approved injection regimen, which include eyelid ptosis, neck pain and muscle weakness, our novel injection protocol is also designed to simplify the administration of ABP-450. We believe our proposed treatment protocol, combined with our exclusive focus on therapeutic indications and the same 900 kDa property as Botox, could create a compelling pharmacoeconomic opportunity to payors, while enhancing the physician and patient treatment experience.

The FDA accepted an IND for our Phase 2 clinical study of ABP-450 for the prevention of migraine in October 2020, and we began patient dosing in March 2021. We plan to enroll 765 patients into this randomized, double-blind, placebo-controlled study across approximately 60 study sites in the United States, Canada and Australia. This study includes migraine patients that experience six or more migraines per month, which is inclusive of chronic migraine patients that experience 15 or more headache days and eight or more migraines per month, as well as certain episodic migraine patients that experience fewer than 15 headache days and between six to 14 migraines per month. Patients enrolled in the study receive two injection cycles utilizing our patent-pending injection protocol of 22 active injection sites at a low dose of 150 units and four placebo injection sites, or 26 active injection sites at a high dose of 195 units, or placebo, with patients evenly split among the three arms.

Upon enrollment into the clinical study, patients enter into an initial screening and baseline period of approximately four weeks prior to receiving an initial injection cycle. A second injection cycle is administered 12 weeks after the initial treatment, and the patient is evaluated for 16 weeks after the second treatment. All patients who remain in the clinical study may be eligible to enroll in the optional dose-blinded long-term safety study whereby patients are again randomized in a 1:1 ratio to receive either the low dose or high dose protocol for an additional 52 week period.

The primary endpoints for the clinical study are the change in mean monthly migraine days, or MMD, from the four week baseline period to weeks 21 to 24 of the treatment period and the incidence of Treatment-Emergent Adverse Events, or TEAEs, compared to placebo. The key secondary and exploratory endpoints include the percentage of patients achieving a reduction from baseline of at least 50% in MMD during the weeks 21 to 24 of the treatment period, changes in use of escape medications from baseline, certain safety endpoints and other patient and rating scales. We will also assess the overall mean change from baseline in the number of MMD requiring migraine-specific acute treatments and the overall mean change from baseline in moderate to severe headache hours, among other secondary efficacy assessments. The study also evaluates health-related quality of life patient reported outcomes during the study period, including patient reported impression of severity, impression of change, disability assessment, and physical function impact. We plan to announce topline data related to our Phase 2 migraine study in the second half of 2023 for episodic migraine and in 2024 for chronic migraine.

The expected cost of the Phase 2 clinical study with respect to migraine is between $45.0 million and $55.0 million. The expected cost of the Phase 2 open-label extension study with respect to migraine is between $30.0 million and $40.0 million. Following the closing of the Business Combination and associated financings, we have sufficient cash to fund our operating plan through June 30, 2024. We believe this will allow us to obtain topline data from our Phase 2 clinical study in episodic migraine. Any further development of ABP-450 for any indication, including the completion of the Phase 2 open-label extension study in migraine, will require additional funding, which may not be available to us on reasonable terms, or at all.

Cervical Dystonia

Cervical dystonia, also known as spasmodic torticollis, is a neurological condition characterized by involuntary muscle contractions of the neck that may present as spasms, contractions or abnormal posture. It is a chronic condition with no cure, causing significant pain and challenges to mobility due to abnormal postures, and affecting quality of life and daily activities. Botulinum toxin is the standard of care for the treatment of cervical dystonia, helping to improve pain, posture, and disability.

We believe that ABP-450’s mechanism of action has the potential to provide an effective treatment for patients suffering from cervical dystonia and, with a focused clinical program, may have the potential to provide an effective treatment for certain movement disorders, and broader muscle spasticity indications and labels. Botox, Dysport and Xeomin are currently approved by the FDA, and Daxxify’s supplemental BLA was accepted by the FDA for the therapeutic treatment of cervical dystonia in adult patients to reduce the severity of abnormal head and neck pain. ABP-450 has a similar 900 kDa molecular weighting to Botox, which we believe will facilitate physician adoption of ABP-450 more rapidly and sustainably than other botulinum toxins that compete with therapeutic uses of Botox. We believe that this physician conversion will be enhanced by reimbursement advantages we intend to offer to payors and physicians that will differentiate the economics of using ABP-450 from Botox.

In August 2022, we completed our Phase 2 clinical study of ABP-450 for the treatment of cervical dystonia. This study enrolled 59 patients across approximately 20 sites in the United States. The study patients were randomized in a 1:1:1:1 ratio across four treatment arms: a low dose 150 units of ABP-450, a medium dose 250 units of ABP-450, a high dose 350 units of ABP-450, or placebo. A treatment cycle consisted of one treatment cycle. Due to the nature of the disease, dosing was tailored to the individual patient based on the patient’s head and neck position, localization of pain, muscle hypertrophy, patient response, and adverse event history. The safety and efficacy of each of the four arms was evaluated over a maximum of 20 weeks. At the completion of the Phase 2 clinical study, all patients, irrespective of treatment group, had the option to receive treatment with ABP-450 by rolling over into a 52 week open-label extension study.

The primary endpoint of the clinical study was to evaluate the safety and tolerability of the single treatment cycle of ABP-450. To do so, the study, among other things, assessed the proportion of patients who developed TEAEs during the first 20 weeks of a single treatment cycle at any of the administered doses of ABP-450. The secondary efficacy endpoints included evaluating (1) the mean difference of change from baseline to week four of each dosing cohort, as measured by the Total Toronto Western Spasmodic Torticollis Rating Scale, or TWSTRS, the standard scale for measuring the severity of cervical dystonia, (2) certain subscales of

TWSTRS, (3) Patient Global Impression of Change, (4) Clinical Global Impression of Change, and (5) duration of effect as measured by the median time to loss of 80% peak treatment effect.

Topline data from the Phase 2 study, released in September 2022, confirmed that ABP-450 met the primary and a number of other key secondary endpoints, supporting the safety and efficacy of ABP-450 in reducing signs and symptoms associated with cervical dystonia. ABP-450 was generally safe and well-tolerated with (1) zero discontinuations due to TEAEs, (2) low rate of treatment-related TEAEs, (3) zero dysphagia cases in the 150 unit arm and low rate of dysphagia (11)% and muscle weakness (6.7)% overall, and (4) all treatment-related TEAEs were mild to moderate in severity and transient in nature.

We believe the ABP-450 efficacy results from our Phase 2 study of are similar to those achieved by another company in the Phase 3 clinical trial it relied upon to submit a supplemental BLA application for the treatment of cervical dystonia using its toxin. ABP-450’s efficacy results include: (1) TWSTRS at week four improved 14.01 points in the 150 unit arm, 11.28 points in the 250 unit arm, 9.92 points in the 350 unit arm, and 3.57 points in the placebo, showing a statistically significant change in the lower dose arms versus the placebo and clinically meaningful improvement (although not statistically significant) in all three arms; (2) Patient Global Impression of Change demonstrated statistically significant improvement in all three unit arms over the placebo; and (3) Clinical Global Impression of Change demonstrated statistically significant improvement in all three unit arms over the placebo. With respect to a few secondary endpoints, ABP-450 did not statistically separate from placebo, including in the TWSTRS pain subscale in any of the arms, the TWSTRS severity subscale in the mid- and high-dose arms or the TWSTRS disability subscale in the high-dose arm.

The median duration of treatment effect was at least 20 weeks for all three treatment arms. We are currently preparing for end of Phase 2 meetings with FDA and EMA. At this time we cannot predict the cost of completing the development of ABP-450 for cervical dystonia. Given our current capital resources, we do not expect to continue development of ABP-450 in cervical dystonia, including the commencement of any Phase 3 clinical trials, unless and until we are able to raise additional capital to support those activities.

We acknowledge that others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program or the approvability or commercialization of the particular product candidate or product. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure. Any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or product.

Gastroparesis and other preclinical studies

Gastroparesis is a gastrointestinal disorder characterized by the slowing or stoppage of movement of food and liquid from the stomach to the small intestine. The disease largely occurs due to neuropathy, which causes stomach muscles to stop functioning normally. The neuropathy can have various causes, including diabetes, surgery, viral infections and autoimmune disorders, though many patients suffer from idiopathic gastroparesis for which there is no known cause. Symptoms of gastroparesis are chronic, with episodic exacerbations, and include vomiting, nausea, bloating, early fullness while eating meals, heartburn, and epigastric pain.

The first-line treatment for gastroparesis is the modification of a patient’s diet and, for diabetic gastroparesis patients, improved glycemic control. The currently available second-line therapies for gastroparesis are characterized by medications that provide short-term relief and limited efficacy and whose labeling including significant warnings. Metoclopramide is currently the only drug approved by the FDA for the treatment of gastroparesis with limited usage due to significant side effects, including extrapyramidal effects. Metoclopramide is a prokinetic agent, which can be administered orally or by nasal spray. Approved metoclopramide medications include a black box warning that the use of the medication can cause tardive dyskinesia, a serious movement disorder that is often irreversible. Other medications used for the treatment of gastroparesis can include macrolides, domperidone, erythromycin and anti-emetics. However, these medications are not approved in the United States for gastroparesis. In severe cases of gastroparesis, where patient symptoms are refractory to medical therapy and diet modification, there are more invasive options such as gastric peroral endoscopic myotomy, surgical implantation of a gastric electrical stimulation device on the stomach, pyloric sphincterotomy, complete or partial gastrectomy, pyloric sphincterotomy or jejunostomy. In some cases, Botox has been used on an off-label basis prior to surgery in patients that have failed diet and medications.

We believe that an unmet need for the treatment of gastroparesis exists and, if approved, ABP-450 could serve as an effective third-line treatment for patients that do not achieve effective results with first-line diet therapy and second-line medication or discontinue use of medication due to poor tolerability. In a research study report published in February 2017 by the International Foundation of Functional Gastrointestinal Disorders, 60% of gastroparesis patients are not satisfied with available treatments. There are no approved botulinum toxin therapies for the treatment of gastroparesis; however, data from several retrospective or open-label studies conducted in the United States and Europe evaluating the efficacy and safety of Botox for the treatment of gastroparesis have been published and reflect potentially promising results. Other studies have also shown promising results, particularly with respect to neurotoxins delivered via endoscopic intrasphincter injection of the pylorus in patients with idiopathic and diabetic gastroparesis. Certain double-blind placebo-controlled clinical studies did not display statistically significant separation between the placebo and Botox groups. We believe that the design of these studies may have contributed to this result; notably, these studies included less than 35 patients, included both diabetic and idiopathic patients, followed patients for only four weeks post-treatment, and did not account for the potential therapeutic effect of injecting saline into the target site. Our future clinical studies will consider the design of these previous studies, which we believe will increase the likelihood that ABP-450 will show a statistically significant benefit when compared to placebo.

In December 2020, prior to filing our IND for the treatment of gastroparesis with ABP-450, we and our partner Charles River initiated a preclinical dosing study of ABP-450 related to the treatment of gastroparesis with 42 primates receiving multiple injections in and around the pyloric sphincter across four dose ranges. The dosing ranges included dosing arms of 10, 15, 20 and 25 units/kg. The study followed the subjects for a total of up to 6 months. At the conclusion of the study, we determined that the safe and effective dosing range was between 100 units and 300 units/60 kg person. The FDA has not found, and the FDA may not find, that such dosing range (or any dosing range) was or will be safe and effective. The total number of animals to be used in this study is considered to be the minimum required to properly characterize the effects of ABP-450 and has been designed such that it does not require an unnecessary number of animals to accomplish its objectives. The objective of this preclinical study was to characterize the safety and toxicology prior to entering human studies. We completed this preclinical study in January 2022 and used the data to support an IND submission. Our IND has been accepted, and, subject to the availability of capital resources, we expect to initiate a Phase 2a clinical study in 2024 to study the safety and efficacy of injecting a therapeutic dose of ABP-450 through a standard sclerotherapy needle into the pylorus and pyloric sphincter region. Our primary endpoints will measure change in core signs and symptoms from baseline over a 12-week treatment period, as recommended by the FDA given that a well-defined and reliable patient reported outcome is not yet available for gastroparesis. We plan to assess idiopathic and diabetic patients in separate gastroparesis trials.

At this time we cannot predict the cost of completing the development of ABP-450 for gastroparesis. Given our current capital resources, we do not expect to continue development of ABP-450 in gastroparesis unless and until we are able to raise additional capital to support those activities.

Additionally, we have an ongoing preclinical study in rats designed to provide IND supporting safety and efficacy data. ABP-450 is injected into the stellate ganglion using ultrasound guidance to assess the effect on the sympathetic nervous pathway, which may inform us whether ABP-450 has the potential for utility across a broad portfolio of neuropsychiatric disorders, including post-traumatic stress disorder (PTSD). We may initiate other preclinical studies from time to time to evaluate the potential safety and efficacy of ABP-450 in other disorders.

Previous Development of our Botulinum Toxin

The same botulinum toxin as ABP-450 has been approved for the cosmetic treatment of moderate to severe glabellar lines in the United States, the European Union and Canada, and a form of the botulinum toxin has been approved for the treatment of post-stroke upper limb spasticity in South Korea. Evolus markets and sells the same botulinum toxin as ABP-450 for the cosmetic treatment of moderate to severe glabellar lines under the brand name Jeuveau in the United States and under the brand name Nuceiva in the European Union and Canada, and Daewoong markets and sells its similar botulinum toxin under the brand name Nabota in South Korea. We believe that the Daewoong and Evolus studies related to the treatment of glabellar lines are relevant to the development of ABP-450 for therapeutic indications for several reasons, including that over 2,100 adults have been injected with a botulinum toxin that is identical or nearly identical to ABP-450 in the context of a clinical study program, generating significant safety, efficacy and non-inferiority data in the cosmetic setting.

Daewoong Preclinical Toxicology Program

In accordance with international guidelines and in consultation with the FDA, Daewoong conducted a broad preclinical development program for ABP-450, including the study of dose concentrations contemplated for multiple therapeutic uses. The program included preclinical efficacy, safety, reproductive toxicity and single and repeat dose toxicity studies of ABP-450. While this program did not specifically contemplate the use of ABP-450 for migraine, cervical dystonia, or gastroparesis, we believe that the positive data derived from these preclinical studies will support the clinical development and anticipated future safety labeling of ABP-450 for migraine and cervical dystonia at all contemplated dose ranges.

We will have to conduct additional toxicology studies to support the gastroparesis clinical program because it includes a new target organ.

Daewoong South Korean Clinical Development for Glabellar Lines

In South Korea, Daewoong conducted two clinical studies of Nabota, a form of the same botulinum toxin as ABP-450, to support its BLA for the cosmetic treatment of moderate to severe glabellar lines to the Korean Ministry of Food and Drug Safety, or MFDS, including one Phase 1 clinical study and one Phase 3 clinical study. Both studies were double-blind, randomized studies with an active control, Botox. Each study compared 20 units of Nabota with 20 units of Botox, injected into each of five target sites in the glabellar region of adult subjects with moderate to severe glabellar lines.

Nabota was approved by the MFDS for marketing on November 29, 2013 for the treatment of glabellar lines. The Nabota formulation, which was used in the early South Korean studies and which was commercialized by Daewoong, is slightly different than the formulation used in the studies sponsored by Evolus. The original Daewoong product was lyophilized and used a different human serum albumin that had not been approved by the FDA or EMA. With the approval of the Evolus vacuum dried product, Jeuveau, Daewoong has harmonized its product to be the same as the Evolus product and the same as the product that will be used in the clinical studies sponsored by us.

Evolus Clinical Development for Glabellar Lines

In 2014, Evolus initiated a comprehensive five-study clinical development program for Jeuveau, which consists of the same botulinum toxin complex as ABP-450, in the United States, the European Union and Canada to meet the regulatory requirements for a BLA in the United States MAA, in the European Union, and NDS, in Canada, for the cosmetic treatment of moderate to severe glabellar lines. The Evolus development program included three multicenter, randomized, double-blinded, controlled, single dose Phase 3 clinical studies and two open-label, multiple dose, long-term Phase 2 clinical studies. In each of the studies related to Jeuveau for the treatment of glabellar lines, the Jeuveau treatment group showed superiority over the placebo group and, where Botox was included as an active control, the Jeuveau treatment group was determined to be non-inferior to Botox. Between September 2014 and August 2016, over 2,100 adult male and female subjects with moderate to severe glabellar lines at maximum frown participated in this program. Jeuveau was approved for the cosmetic treatment of moderate to severe glabellar lines by the FDA in February 2019, and the same botulinum toxin was approved under the brand name Nuceiva by Health Canada in August 2018 and by the European Commission in September 2019.

Daewoong South Korean Clinical Development for Post-Stroke Upper Limb Spasticity

Daewoong has conducted a post-stroke upper-limb spasticity Phase 3 clinical study in South Korea. It was a randomized, double-blind, multi-center, active drug controlled, Phase 3 clinical study to compare the safety and efficacy of up to 360 units of Nabota to Botox. Nabota was found to be non-inferior to Botox in this study. The result of this study was the basis for registration and approval of Nabota with the MFDS for the post-stroke upper limb spasticity indication in South Korea.

Patients diagnosed with a stroke at least six weeks prior to the start date of the study and found to be eligible based on the screening test result were randomized to either Nabota or Botox. Treatment consisted of intramuscular injections of up to 360 units to the wrist flexor, elbow flexor, finger flexor or thumb-in-palm; the total dose depended on the existence and severity of spasticity. In order to assess efficacy and safety after the treatment, follow-up visits were performed at four, eight and 12 weeks.

The primary endpoint compared the evaluations of the changes in muscle tension values as measured by the Modified Ashworth Scale, or MAS, scores of wrist flexors at four weeks after the injection compared to the scores before treatment. The changes in the wrist flexor MAS assessed by the investigator at four weeks after treatment compared to the baseline in the per protocol analysis group for the primary efficacy assessment were -1.44±0.72 points and -1.46±0.77 points in the Nabota and Botox group, respectively. Both groups demonstrated statistically significant decreases (p<0.0001) in muscle tension as measured on the MAS. The difference between the Nabota and Botox groups was 0.0129, with a 95% confidence interval (-0.2062, 0.2319). Since the upper limit of the 97.5% one-sided confidence interval of the difference in changes was 0.2319, Nabota was found to be non-inferior to Botox. As a secondary endpoint, the average change in muscle tension as measured on the MAS of both groups as compared to baseline, when measured at week 8 and week 12, remained statistically significant at all points in time.

After administration of the treatment, adverse events occurred in 19.6% of the subjects in the Nabota group and 19.4% of the subjects in the Botox group. Adverse drug reactions occurred in 3.1% of the subjects in the Nabota group and in 4.1% of the subjects in the Botox group. There was one serious adverse event, a radius fracture that occurred in the Nabota group, which was assessed as not study drug-related. Botulinum neutralizing antibody testing was conducted using mouse bio-assay, and there were no “positive” subjects found in either group. Nabota is now approved for post-stroke upper limb spasticity in South Korea.

Daewoong South Korean Clinical Development for Blepharospasm

Daewoong has conducted a blepharospasm Phase 2/3 comparator study in South Korea. It was a randomized, double-blind, multi-center, active drug controlled, Phase 3 clinical study to compare the safety and efficacy of Nabota to Botox. This study was the basis for registration and approval of Nabota with the MFDS for the blepharospasm indication in South Korea.

Patients diagnosed with facial spasms prior to the start date of the study and found to be eligible based on the screening test result were randomized to either Nabota or Botox. Treatment consisted of intramuscular injections into the medial and lateral pretarsal orbicularis oculi of the upper lid and lateral pretarsal orbicularis oculi of the lower lid of up to 46.88± 9.46 units of Nabota or 46.86± 9.46 units of Botox; the total dose depended on the severity of the spasms. In order to assess efficacy and safety after the treatment, follow-up visits were performed at four, eight and 12 weeks.

Our Strategy

Our goal is to change patients’ lives by enhancing the therapeutic botulinum toxin treatment paradigm for patients suffering from debilitating conditions. To achieve this goal, we plan to:

●	Develop and Seek Regulatory Approval for ABP-450 in Our Initial Indications. Our primary focus is on the development of ABP-450 for the initial indications of migraine and cervical dystonia. We have initiated enrollment and dosing in our Phase 2 clinical study evaluating ABP-450 for the preventative treatment of migraine and expect to report topline data from this clinical study in 2023 for episodic migraine, and in 2024 for chronic migraine. We have completed our Phase 2 clinical study evaluating ABP-450 for the treatment of cervical dystonia and reported topline data for this clinical study in September 2022. We plan to focus our available resources on the further development of ABP-450 for migraine. Following the closing of the Business Combination and associated financings, we have sufficient cash to fund our operating plan through June 30, 2024, which should allow us to obtain topline data from our Phase 2 clinical study in episodic migraine. Any further development of ABP-450 for any indication, including the completion of the Phase 2 open-label extension study in migraine, any Phase 3 trials for migraine, and any additional studies in cervical dystonia, will require additional funding, which may not be available to us on reasonable terms, or at all.
●	Prioritize Completion of Our Phase 2 Clinical Study for Episodic Migraine. We plan to primarily focus our resources from the Business Combination on the Phase 2 clinical study for episodic migraine as we believe migraine represents the largest market for therapeutic indication and there is currently no botulinum toxin that is approved for the treatment of episodic migraine. We also anticipate that the topline results from our Phase 2 study in episodic migraine could serve as a catalyst for an additional capital raise.
●	Expand the Field of Therapeutic Applications for Botulinum Toxins. We believe ABP-450 can be developed to address a broad range of debilitating diseases where existing treatment options do not exist, have proven to be inadequate or are poorly tolerated. To identify target indications for development, we employ a rigorous portfolio screening process that evaluates strategic fit, potential commercial opportunity and clinical and regulatory development risks. We initially identified over 230 potential therapeutic uses for botulinum toxins and plan to continue to evaluate therapeutic use for chronic diseases where there is no approved botulinum toxin therapy. For example, we are exploring the use of ABP-450 as a potential treatment for neuropsychiatric disorders and initiated a preclinical study of ABP-450 in animal models to characterize the safety and toxicology prior to entering human studies.
●	Enhance the Economics of Botulinum Toxin Treatments to Drive Value for Payors and Physicians. We plan to pursue approval of an original BLA that exclusively contemplates therapeutic indications for ABP-450. If we obtain an original BLA for therapeutic indications of ABP-450, we would have the pricing flexibility to enhance rebates to payors and/or providers to improve reimbursement coverage for therapeutic indications, which we believe will provide better access to botulinum toxin therapy to a broader population of patients. We believe this would also enable physicians to receive consistent, favorable reimbursement when they choose to use ABP-450 for their therapeutic botulinum toxin treatments.
●	Participate in the Growing Therapeutic Botulinum Toxin Market by Optimizing Value of ABP-450. The global therapeutic botulinum toxin market is expected to continue to grow and we believe that we can significantly expand the market through our target indications, proposed treatment protocols and anticipated pricing. The current market leader commanded approximately 95% of the United States therapeutic market share for botulinum toxins in 2019, driven primarily by its historical investment into development programs such as chronic migraine and overactive bladder. We have exclusive development and distribution rights for therapeutic indications of ABP-450 in the United States, Canada, the European Union, the United Kingdom and certain other international territories. We plan to develop and pursue approval of ABP-450 for a variety of indications in major markets, beginning with the United States, where we intend to build a focused, specialized commercial organization to launch the product. Where appropriate outside the United States, we may use strategic collaborations and partnerships to accelerate the development and maximize the commercial potential of our programs.

Our Competitive Strengths

We believe the successful pursuit of our strategy will be driven by the following competitive strengths:

●	Well-Established 900 kDa Botulinum Toxin Complex. ABP-450 is the same botulinum toxin complex that has been approved by regulatory authorities in the United States, the European Union, and Canada for a cosmetic indication. To receive these global approvals, Daewoong and Evolus have completed rigorous clinical development programs using Botox as an active comparator and consistently showed that ABP-450 was non-inferior to Botox at doses ranging from 20 units to 360 units. While we have not yet demonstrated non-inferiority of ABP-450 to Botox with respect to therapeutic uses, we expect to design our studies, if successful, to demonstrate that one unit of ABP-450 will produce a substantially similar effect as one unit of Botox. ABP-450 has a similar 900 kDa molecular weighting to Botox, which we believe will facilitate physician adoption of ABP-450 more rapidly and sustainably than other botulinum toxins that compete with therapeutic uses of Botox. For example, Dysport and Xeomin have molecular weightings of 400 kDa and 150 kDa, respectively, and differences in molecular weightings can result in a different clinical outcomes and require physicians to utilize different dilution ratios and injection techniques than they would use with Botox.
●	ABP-450 Has Potential Application Across a Broad Range of Indications. ABP-450 is a single product candidate that we believe can produce a diverse product development platform spanning a broad spectrum of indications. We believe that our cervical dystonia program has an established regulatory pathway that, if successful, would allow us to participate in an established market. Our migraine program, if successful, represents an important expansion of treatments available in the estimated $18.5 billion episodic migraine market, combined with a streamlined injection protocol designed to enhance safety and tolerability for all indicated migraine patients. Our gastroparesis program, if successful, would be a novel indication for botulinum toxins in a market characterized by high unmet need and low competitive intensity. We have identified six additional, undisclosed therapeutic indications that we intend to pursue that offer similar market opportunities.
●	Differentiated Business Model Designed to Deliver Enhanced Value to Payors and Physicians. We believe our exclusive focus on developing ABP-450 for therapeutic indications provides us with a competitive advantage against current and known prospective botulinum toxin competitors. We believe this focus will enable us to pursue an original BLA dedicated to therapeutic uses of ABP-450 that, if obtained, would allow physicians to receive consistent and favorable reimbursement from payors, while also providing us with the flexibility to provide economic incentives, including rebates, to payors and/or providers. Market competitors that receive marketing approval for their botulinum toxin products have traditionally obtained an original BLA for their initial indication, with follow-on supplemental BLAs as they expand their product labels to include cosmetic and therapeutic indications. As a consequence of that structure, the ASPs for therapeutic reimbursement are negatively affected by promotional activity associated with cosmetic pricing. If we receive an original BLA, we believe that we will not have a negative pricing influence from lower-priced cosmetic indications, which should allow us to uniquely manage our ASP in a manner that enhances value to payors and physicians.
●	Management Team with Significant and Relevant Experience and Expertise in the Therapeutic Use of Botulinum Toxins. Our management team has extensive experience in the botulinum toxin market in multiple therapeutic areas, in the development, market launch and commercialization of major medical products, in the execution and integration of business development transactions, and a deep understanding of the regulatory environment of the healthcare markets. Our management team also has a proven history of raising financing in support of our botulinum toxin product candidates, including raising $162 million for investment in AEON since 2019.

Manufacturing

Daewoong is our sole supplier of ABP-450. Daewoong has over 70 years of experience manufacturing pharmaceutical products and is one of the largest pharmaceutical drug companies in South Korea. Daewoong recently constructed a facility in South Korea for the purposes of producing ABP-450 drug product, which was purpose-built to comply with FDA and EMA regulations. We believe this facility will be sufficient to meet demand for ABP-450 for the foreseeable future. The FDA conducted a cGMP and pre-approval inspection of the facility from November 8 to November 17, 2017. The United Kingdom Medicines and Healthcare Products Regulatory Agency also completed an inspection of the manufacturing facility in February 2018 in connection with Evolus’ MAA for Jeuveau. Evolus’ FDA approval of Jeuveau in February 2019 included approval to manufacture Jeuveau at Daewoong’s facility. A separate pre-licensure inspection may be required for any BLA we submit for any of our product candidates and we believe that Daewoong’s manufacturing facility is, and will remain, compliant with FDA and EMA cGMP requirements.

While Jeuveau and ABP-450 are both manufactured by Daewoong, both we and Evolus retain separate, independent oversight rights related to Daewoong’s compliance with cGMP, standards specified by good manufacturing practice, and all other applicable regulatory guidelines and requirements. Evolus retains independent oversight and responsibility for the quality and pharmacovigilance of Jeuveau under its BLA and related international approvals; similarly, we retain independent oversight and responsibility for the quality and pharmacovigilance of ABP-450 under our original BLA, if approved.

Daewoong manufactures the ABP-450 drug substance in a separate facility on the same campus. The manufacture of ABP-450 drug substance is based on the fermentation of Daewoong’s C. botulinum cell line, followed by isolation and purification of the drug substance. Daewoong has received a United States patent for the production process.

Daewoong is a defendant in several lawsuits brought by Medytox, alleging, among other things, that Daewoong stole Medytox’s botulinum toxin bacterial strain and misappropriated trade secrets of Medytox, including those used by Daewoong to manufacture ABP-450. Daewoong is also a respondent to a complaint made by Medytox and Allergan to the United States ITC, containing substantially similar allegations regarding the alleged theft of Medytox’s botulinum toxin bacterial strain and misappropriation of Medytox’s trade secrets, which is currently on appeal to the United States Court of Appeals for the Federal Circuit. We were also a defendant in the lawsuit brought by Medytox in the United States District Court for the Central District of California asserting allegations that are substantially similar to those in the Korea Litigation. In June 2021, we settled all outstanding claims with Medytox and entered into a non-exclusive, royalty-bearing, irrevocable license that permits us to commercialize and manufacture ABP-450. See “Risk Factors — Risks Related to Our Reliance on Third Parties — A material breach by us of the terms of our license and settlement agreement with Medytox could have a material adverse effect on our business.”

Daewoong License and Supply Agreement

On September 30, 2013, Evolus, which we then wholly owned, entered into a license and supply agreement with Daewoong, pursuant to which Daewoong agreed to manufacture and supply Jeuveau and grant Evolus an exclusive license for cosmetic indications to import, distribute, promote, market, develop, offer for sale and otherwise commercialize and exploit Jeuveau in certain territories. In addition, Evolus paid $1.0 million to Daewoong as consideration for the option to expand the exclusive license to include therapeutic indications. In September 2018, we exercised the option to obtain the therapeutic rights for the territory and remitted the option exercise price of $7.5 million directly to Daewoong.

On December 20, 2019, we entered into the Daewoong Agreement, pursuant to which Daewoong agreed to manufacture and supply ABP-450 and grant us an exclusive license for therapeutic indications to import, distribute, promote, market, develop, offer for sale, and otherwise commercialize or exploit ABP-450 in the United States and its territories and possessions, the European Union, the United Kingdom, Canada, Australia, Russia, the Commonwealth of Independent States, and South Africa, which we refer to collectively as the “covered territories.”

Daewoong has agreed to exclusively supply us with, and we have agreed to exclusively obtain from Daewoong all of our requirements of ABP-450 at agreed-upon transfer prices, with no milestone or royalty payments and no minimum purchase requirements. Daewoong is responsible for all costs related to the manufacturing of ABP-450, including costs related to the operation and upkeep of its manufacturing facility, and we are responsible for all costs related to obtaining and maintaining regulatory approval, including clinical expenses, and commercialization of ABP-450. We are obligated to use commercially reasonable efforts to: (i) obtain all regulatory approvals necessary for ABP-450 to be marketed and commercialized in the covered territories for therapeutic indications and (ii) commercialize ABP-450 in the covered territories for therapeutic indications. During the term of the Daewoong Agreement, we cannot purchase, sell or distribute any injectable botulinum toxin that is launched in the covered territories after the effective date of the Daewoong Agreement other than ABP-450 in the covered territories or sell ABP-450 outside a covered territory.

Under the Daewoong Agreement, Daewoong grants us an exclusive, irrevocable, sub-licensable, assignable, fully paid-up license during the term to use Daewoong’s trademarks to Nabota in our commercialization and related obligations surrounding marketing authorizations of ABP-450 for therapeutic uses in the covered territories.

The initial term of the Daewoong Agreement is from December 20, 2019 to the later of (i) the fifth anniversary of the grant of approval from the relevant governmental authority necessary to market and sell ABP-450 in the covered territories or (ii) December 20, 2029, and automatically renews for unlimited additional three-year terms thereafter, provided the Daewoong Agreement is not earlier terminated. The Daewoong Agreement will terminate upon written notice (A) by either us or Daewoong upon a continuing default that remains uncured within 90 days (or 30 days for a payment default) by the other party, or (B) immediately upon written notice if the breach is not capable of cure upon (a) our bankruptcy, insolvency or a petition for either, (b) our assignment of our business or the Daewoong Agreement in whole or in part for the benefit of creditors, (c) appointment of a receiver over any of our assets not vacated in sixty days, or (d) filing of any other petition based upon our alleged bankruptcy or insolvency not dismissed within ninety days.

We will be the sole owner of any marketing authorization we pursue related to therapeutic indications of ABP-450 in a covered territory. This will include ownership of any BLA that we may submit to the FDA, MAA that we may submit to the EMA, NDS that we may submit to Health Canada, and any other approvals we receive in a covered territory. However, if we do not renew the Daewoong Agreement or upon termination of the Daewoong Agreement due to a breach by us, we are obligated to transfer our rights to Daewoong.

The Daewoong Agreement also provides that Daewoong will indemnify us for any losses arising out of Daewoong’s willful misconduct or gross negligence in performing its obligations under the agreement, Daewoong’s breach of the agreement, or any allegation that ABP-450 or Daewoong’s trademark infringes or misappropriates the rights of a third party, except, in each case, as a result of our willful misconduct or gross negligence. We have agreed to indemnify Daewoong for any losses arising out of our willful misconduct or gross negligence in performing our obligations under the agreement, or our breach of the agreement, except, in each case, as a result of Daewoong’s willful misconduct or gross negligence.

For more information associated with this and other risks, please see “Risk Factors — Risks Related to Intellectual Property and Risks Related to Our Reliance on Third Parties.” Following the settlement between us and Medytox, on July 29, 2022, we amended the Daewoong Agreement and agreed to release any potential indemnification claims associated with the Company’s settlement with Medytox.

Intellectual Property

Our success depends, in large part, on our ability to obtain and maintain intellectual property protection related to our product candidate in our proposed therapeutic indications, novel methods of use, and other know-how and for future product candidates. Our ability to operate without infringing on the proprietary or intellectual property rights of others and to prevent others from infringing our proprietary and intellectual property rights will be important to our performance. We protect, and will continue to protect, our proprietary technology and methods by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions, methods of use, and improvements that are important to the development and implementation of our business as well as by maintaining trade secret protection and through other confidentiality procedures. Although we own pending United States patent applications related to ABP-450, such pending applications have not issued as a patent, and we do not otherwise own or in-license any issued patents in or outside the United States.

Under the Daewoong Agreement, Daewoong agreed to exclusively manufacture and supply ABP-450 to us and grant us an exclusive license for therapeutic indications to import, distribute, promote, market, develop, offer for sale and otherwise commercialize and exploit ABP-450 in the covered territories. Daewoong has a United States patent on its proprietary botulinum toxin manufacturing process for ABP-450. At this time, we own two pending Patent Cooperation Treaty international patent applications, three United States provisional patents and four pending United States nonprovisional patent applications related to ABP-450, including certain novel methods and protocols of injecting for the treatment of migraine and gastroparesis. If issued, these patents would expire in 2040. We also rely on know-how, copyright, trademarks, and trade secret laws to protect our proprietary advancements and competitive advantage. Such protection is also maintained using confidentiality agreements.

It is possible that our current pending patents, or patents which we may later acquire or license may be successfully challenged or invalidated in whole or in part. It is also possible that we may not obtain issued patents from our pending patent applications or other inventions we seek to protect. Due to uncertainties inherent in prosecuting patent applications, it is possible that our pending patent applications will be rejected. It is also possible that we may develop proprietary products or technologies in the future that are not patentable or that the patents of others will limit or altogether preclude our ability to do business. In addition, any patent issued to us may provide us with little or no competitive advantage, in which case we may abandon such patent or license it to another entity.

Additionally, we own trademark registration applications in the United States for AEON and AEON BIOPHARMA.

In addition to our reliance on patent protection for ABP-450 and future product candidates, we also rely on our and our licensors’ trade secrets, know-how, confidentiality agreements and continuing technological innovation to develop and maintain our competitive position. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, these agreements may be breached and we may not have adequate remedies for any breach. In addition, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. As a result, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, and other third parties to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived of by the individual during the course of employment, and which relate to or are reasonably capable or being used in our current or planned business or R&D are our exclusive property. However, such agreements and any security policies may be breached and we may not have adequate remedies for such breaches. For more information, see “Risk Factors — Risks Related to Intellectual Property.”

Competition

The pharmaceutical industry is highly competitive and requires an ongoing, extensive search for technological innovation. It also requires, among other things, the ability to effectively discover, develop, test and obtain regulatory approvals for novel products, as well as the ability to effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to actual and prospective customers and medical professionals. Numerous companies are engaged in the development, manufacture and marketing of products competitive with those that we are developing. Many of our competitors have greater resources than we have. This enables them, among other things, to leverage their financial resources to make greater R&D, marketing and promotion investments than us. Our competitors may also have more experience and expertise in obtaining marketing approvals from the FDA and other regulatory authorities. Our technologies and products may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors. As more companies develop new intellectual property in our markets, the possibility of a competitor acquiring patent or other rights that may limit our products or potential products increases, which could lead to litigation. In addition to product development, testing, approval and promotion, other competitive factors in the pharmaceutical industry include industry consolidation, product quality and price, product technology, reputation, customer service and access to technical information.

We are currently focusing our clinical efforts on the use of botulinum toxins to treat migraine, cervical dystonia, and gastroparesis and expect to pursue indications to treat other therapeutic conditions. We expect to compete directly with other injectable botulinum toxins and other pharmaceuticals that are currently utilized and being developed for each of these disease states.

Injectable Botulinum Toxins

Our primary competitors for ABP-450 in the injectable botulinum toxin pharmaceutical market for therapeutic use are Botox, Dysport, Xeomin, Myobloc, a type-B botulinum toxin serotype marketed by U.S. WorldMeds, and Revance’s botulinum toxin, Daxxify. Revance has entered into a collaboration and license agreement with Viatris Inc., to develop and commercialize a biosimilar to Botox. Each of Botox, Dysport, Xeomin and Myobloc are approved by the FDA for the treatment of cervical dystonia and on August 14, 2023 Revance announced that it received approval for its botulinum toxin for the treatment of cervical dystonia. Botox is currently the only botulinum toxin approved for the treatment of chronic migraine. There are no approved botulinum toxins approved for the treatment of gastroparesis and, to our knowledge, there are no active clinical studies evaluating the potential of another neurotoxin to treat gastroparesis.

We are aware of competing botulinum toxins currently being developed or commercialized in the United States, the European Union, Asia, South America, and other markets. While some of these products may not meet United States regulatory standards, the companies operating in these markets may be able to produce products at a lower cost than United States and European manufacturers. In addition to the injectable botulinum toxin dose forms, we are aware that other companies are developing topical botulinum toxins for therapeutic indications.

Preventative Treatment of Migraine

Beta Blockers, Anti-Epileptics, and Triptans

Botox is approved for the preventative treatment of chronic migraine and certain other agents are used as first-and second-line treatments for the prevention of migraine, including triptans, beta blockers, and anti-epileptics.

Calcitonin Gene-Related Peptide (CGRP)

We will also face competition in our target therapeutic markets from companies that provide treatment options with other pharmaceutical or non-pharmaceutical products. For the preventative treatment of chronic migraine, we will face competition from CGRP agonists, including Aimovig (erenumab) marketed by Amgen Inc., Ajovy (fremenezumab) marketed by Teva Pharmaceutical Industries Ltd., and Emgality (galcenezumab) marketed by Eli Lilly and Company. Each of Aimovig, Ajovy and Emgality are self-administered by a monthly subcutaneous injection. In 2020, Vyepti (eptinezumab) marketed by Lundbeck A/S was approved for the prevention of migraine and is administered every 3 months by intravenous infusion. In addition, Qulipta (atogepant) marketed by AbbVie and Nurtec ODT (rimegepant) marketed by Pfizer Inc. have recently been approved for the prevention of migraine via once-daily, orally administered products in 2021 and 2023, respectively. The FDA has also accepted a New Drug Application for vazegepant, marketed by Pfizer Inc., to be used as an intranasal formulation for both the acute treatment and prevention of migraine. If approved, this therapy will be commercially available for the treatment of migraine prior to ABP-450. Notably, initial positive data has been published studying the reduction in migraine days when a botulinum toxin is used in combination with CGRP, suggesting that combination therapy could provide further reduction in MMD than either botulinum toxin or CGRPs alone.

Other Treatments

We will also face competition in our target therapeutic markets from companies that provide treatment options with other pharmaceutical or non-pharmaceutical products. For the treatment of cervical dystonia, in addition to other injectable botulinum toxins, we will face competition from orally administered anticholinergic, GABA receptor agonist, benzodiazepine, dopaminergic and anticonvulsant pharmaceuticals. For the treatment of gastroparesis, we will face competition from prokinetic agents, including REGLAN (IV administered metoclopramide) and Gimoti (nasal spray metoclopramide), which are the only medications currently approved by FDA for the treatment of gastroparesis.

Government Regulation

We operate in a highly regulated industry that is subject to significant federal, state, local and foreign regulation. Our business has been, and will continue to be, subject to a variety of laws including the Federal Food, Drug and Cosmetic Act, or FFDCA, and the Public Health Service Act, or PHS Act, among others. Biological products or “biologics,” which are the focus of our business, are subject to regulation under the FFDCA and PHS Act. Our products, if approved, will be regulated as biologics. With this classification, commercial production of our products will need to occur in registered and licensed facilities in compliance with cGMP for biologics. Among other things, biologics require clinical studies to demonstrate product safety and efficacy (i.e., that the product is safe, pure and potent), and the submission and approval of a BLA for marketing authorization. Also, various federal and state laws govern the R&D, testing, investigation, manufacture, storage, recordkeeping, regulatory approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of these products. Failure to comply with applicable United States requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending license or marketing applications, warning letters, enforcement actions, import alerts or detentions, product recalls, product seizures, total or partial suspension of production or distribution, withdrawal of approval, injunctions, fines, civil penalties and criminal prosecution.

United States Biological Products Development Process

The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

●	completion of nonclinical laboratory tests and animal studies according to good laboratory practices, or GLPs, and applicable requirements for the humane use of laboratory animals under the Animal Welfare Act and its implementing regulations, or other applicable regulations;
●	submission to the FDA of an IND, which must become effective before human clinical studies may begin;
●	performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the proposed biologic for its intended use, according to the FDA’s regulations, commonly referred to as good clinical practices, or GCPs, and any additional requirements including those for the protection of human research subjects and their health and other personal information;
●	preparation and submission to the FDA of a BLA for marketing approval which contains, among other things, data supporting the safety and effectiveness of the biologic, and data on the chemistry, manufacturing, and controls, or CMC, of the product that support the identity, strength, quality, purity, and potency of the biologic that will be produced;
●	satisfactory completion of an FDA pre-licensure inspection of the manufacturing facility or facilities where the biologic is produced to assess compliance with cGMP, to assure that the facilities, methods and controls are adequate to preserve the biologic’s identity, strength, quality, purity, and potency;
●	potential FDA audits of the nonclinical study and clinical study sites that generated the data in support of the BLA; and
●	FDA review and approval of the BLA.

Nonclinical Studies

Biological product development in the United States typically involves nonclinical or “preclinical” (e.g., laboratory or animal) testing. Nonclinical tests often include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal studies to assess the characteristics and potential safety and efficacy of the product. The conduct of the nonclinical tests must comply with applicable federal regulations and requirements including GLPs, among other requirements. The results of initial nonclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, any relevant prior clinical experience, and a proposed clinical study protocol. Additional nonclinical testing, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted and generally must be included in the BLA.

Clinical Studies

Prior to beginning the first clinical study with a product candidate, a sponsor must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols for preclinical and clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. For clinical studies in the United States or otherwise regulated by the FDA, a 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not raised questions or concerns relating to the IND and placed the IND on clinical hold within this 30-day period, the clinical study proposed in the IND may begin. If the FDA does place the IND on clinical hold, the IND sponsor must resolve any outstanding concerns to the FDA’s satisfaction before the clinical study can begin.

Our clinical studies for our ABP-450 product candidate will involve the administration of the investigational biologic to subjects under the supervision of one or more qualified investigators. Clinical studies must be conducted pursuant to an IND and in compliance with state and federal regulations and GCPs, an international standard meant to protect the rights and health of subjects and to define the roles of clinical study sponsors, administrators, and monitors, as well as under protocols detailing the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on United States subjects and subsequent protocol amendments must be submitted to the FDA as part of the IND. The FDA may order the temporary or permanent discontinuation of a clinical study at any time or impose other requirements or sanctions if it believes that the clinical study is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical study subjects. The clinical study protocol, any protocol amendments, and informed consent information for subjects in clinical studies must also be submitted to an IRB for approval. An IRB may require the clinical study at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions before approving the study for initiation.

The IRB also approves the form and content of the informed consent form that must be signed by each clinical study subject or his or her legal representative, and the IRB must monitor the clinical study until completed.

There are also requirements governing the reporting of ongoing preclinical and clinical studies and clinical study results to public registries. Sponsors of certain clinical trials of FDA-regulated products, including biologics, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov.

Human clinical studies are typically conducted in three sequential phases that may overlap or be combined:

●	Phase 1. The product candidate is initially introduced into a limited population of healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution, and excretion. In the case of some products for some diseases or when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients with the disease or condition for which the product candidate is intended to gain an early indication of its effectiveness.
●	Phase 2. The product candidate is evaluated in a limited patient population, but larger than in Phase 1, to identify possible adverse events and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted indications, and to assess dosage tolerance, optimal dosage, and dosing schedule.

●	Phase 3. Clinical studies are undertaken to further evaluate dosage and provide substantial evidence of clinical efficacy and data supporting safety in an expanded patient population, such as several hundred to several thousand subjects, at geographically dispersed clinical study sites. Phase 3 clinical studies are typically conducted when Phase 2 clinical studies demonstrate that a dose range of the product candidate is effective and has an acceptable safety profile. These studies typically have at least two groups of patients who, in a blinded fashion, receive either the product or a placebo. Phase 3 clinical studies are intended to establish the overall risk-benefit ratio of the product and provide an adequate basis for product labeling. Generally, two adequate and well-controlled Phase 3 clinical studies are required by the FDA for approval of a BLA.
●	Phase 4. In some cases, the FDA may condition approval of a BLA for a product candidate on the sponsor’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the product. These clinical studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. Such post-approval studies are sometimes referred to as “Phase 4” clinical studies.

Concurrent with clinical studies, companies may complete additional nonclinical studies and develop additional information about the biological characteristics of the product candidate and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMPs and also CMC requirements that are approved as part of the BLA. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality, purity, and potency of the finished product. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the drug product candidate does not undergo unacceptable deterioration over its shelf life.

Biological License Applications (BLAs)

Pursuant to the PHS Act Section 351, in order to market a biological product, an entity must submit and receive approval of a BLA based on a demonstration that (a) the biological product that is the subject of the application is safe, pure, and potent; and (b) the facility in which the biological product is manufactured, processed, packed, or held meets standards designed to assure that the biological product continues to be safe, pure, and potent. When an FDA application is approved in the first instance, it is an “original BLA” which is assigned a BLA number by the FDA.

An approved “original” BLA may be supplemented (amended) to incorporate changes. Specifically, FDA regulations state that an applicant holding a BLA “shall submit a supplement,” and receive FDA approval of a supplement, before implementing the addition of a new indication, and other changes that may have a substantial potential to have an adverse effect on the identity, strength, quality, purity, or potency of the product. When approved, the supplement incorporates the changes into the BLA under the original BLA number. It is also possible that an applicant may, in some cases, submit a separate original application instead of a supplement based on intended changes and discussions with FDA. However, if an entity does not hold a BLA, a supplement would not be an option.

A BLA holder is legally responsible for all regulatory obligations associated with the BLA, including each supplement thereto, and is the only party that would be authorized to submit a supplement. If an entity does not hold a BLA, it does not hold an application to supplement, and would generally need to submit an original BLA.

Companies typically submit a BLA sometime after they have developed data necessary to support the safety, purity, and potency (safety and effectiveness) for labeled indication(s) and method(s) of use. We expect to submit our original BLA after such data has been developed.

From an FDA regulatory perspective, we believe we will be eligible to submit an original BLA for our product candidate (ABP-450) because we do not hold a BLA for ABP-450 that we could supplement. As such, an original BLA would be the appropriate option for our first BLA submission.

For clarity, although we will not physically manufacture products (the product will be produced by Daewoong), FDA recognizes that separate parties can serve as a BLA holder for a product (responsible for ensuring regulatory compliance) and the physical manufacturer that will produce for a BLA holder pursuant to contract (i.e., a “contract manufacturer”). Thus we plan to submit, and ultimately hold, an approved original BLA for the ABP-450 product that is contract manufactured by Daewoong.

We are aware that a separate legal entity — Evolus — markets a product called Jeuveau (prabotulinumtoxinA-xvfs), also manufactured by Daewoong, which is very similar to our ABP-450 product, but has been approved for cosmetic indications. We are developing ABP-450 for therapeutic (not cosmetic) indications, will be marketing under a different trade name, and may potentially incorporate other changes. Evolus and AEON are distinct legal entities, will maintain their own manufacturing arrangements with Daewoong, and will market products with different indications and trade names, at minimum. As such, we believe it is appropriate that we maintain separate and distinct regulatory obligations for ABP-450, which would be accomplished by submitting and receiving approval for an original BLA.

The form of BLA approval is pertinent because payors will generally consider the pricing for all products falling under the same BLA together when calculating reimbursement rates. Notably, Medicare Part B payments for prescription drugs factor in prices for all versions of a drug, even when certain versions of the drug may be used primarily in situations that are not covered by the program (such as cosmetic applications). Centers for Medicare & Medicaid Services, or CMS, has interpreted the Medicare statute to require that: (1) all versions of a product listed under the same BLA must be considered the same drug or biological, for payments made under Section 1847A of the Social Security Act, and (2) for a product marketed under the same approval number, labeling that indicates that a version may be used primarily when the drug is not covered under Part B (e.g., the version is for self-administration only, or for cosmetic use) cannot be used as a basis to exclude that version from a payment amount calculation.

In the event we are not able to obtain an original BLA, we may not be able to ensure the consistent pricing that we believe an original BLA would offer, and the ASP of our products could be adversely affected.

BLA Submission and Marketing Approval

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, a BLA is prepared and submitted to the FDA. FDA approval of the BLA is required before marketing of the product may begin in the United States. The BLA must include the results of all nonclinical, clinical and other testing, and a compilation of data relating to the product’s CMCs. The cost of preparing and submitting a BLA is substantial. The submission of most BLAs is additionally subject to a substantial application fee, and the sponsor of an approved BLA is also subject to annual program fees.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review, and such decision could result in a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of BLAs. The FDA’s goal is to review standard applications within ten months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. Priority review designation will direct overall attention and resources to the evaluation of applications for products that, if approved, would be significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of serious conditions compared to available therapies. The review process may be extended by the FDA for three additional months to consider certain late-submitted information or information intended to clarify information already provided in the submission. The FDA reviews a BLA to determine, among other things, whether a product candidate is safe and effective for its intended use, and whether the facility in which it is manufactured, processed, packed and held meets regulatory standards designed to assure and preserve the product’s identity, safety, strength, potency, quality, and purity. The FDA may also refer applications for novel biologics products or biologics products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee but often follows some or all of its recommendations.

In addition to the above, under the Pediatric Research Equity Act, a BLA applicant, absent a deferment or waiver, must develop a pediatric development plan and, potentially, conduct pediatric studies prior to submission of the BLA.

Pre-licensure inspections are often conducted at one or more clinical study sites, and may be conducted at nonclinical testing sites as well. Additionally, the FDA will inspect the facility or the facilities at which the biological product is manufactured prior to approval. The FDA will not approve the BLA unless it determines that compliance with cGMP is satisfactory. Manufacturers of biologics also must comply with the FDA’s general biological product standards and approved CMC requirements.

After the FDA evaluates the BLA and information from any pre-licensure inspections or other data sources, it issues either an approval letter or a complete response letter. A complete response letter outlines the deficiencies in the submission and may require substantial additional testing, including additional large-scale clinical testing or information in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to the goal of reviewing such resubmissions in two or six months depending on the type of information included.

An approval letter authorizes commercial marketing of the finished biological product within the United States with specific labeling (e.g., prescribing information) for specific indications. As a condition of BLA approval, the FDA may require substantial post-approval testing and surveillance to monitor the product’s safety or efficacy and may impose other conditions, including labeling restrictions, which can materially affect the product’s potential market and profitability. For example, the FDA may approve the BLA with REMS to ensure the benefits of the product continue to outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems or safety issues are identified following initial marketing. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies. Changes to some of the conditions established in an approved application, including changes in indications, labeling, ingredients or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

Expedited Development and Review Programs

Any marketing application for a biologic submitted to the FDA for approval may be eligible for FDA programs intended to expedite the FDA review and approval process, such as priority review, fast track designation, breakthrough therapy designation, and accelerated approval.

A product is eligible for priority review, or review within a six-month timeframe from the date a complete BLA is accepted for filing, if it has the potential to provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need by providing a therapy where none exists or a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides opportunities for frequent interactions with the FDA review team to expedite development and review of the product. The FDA may also review sections of the BLA for a fast track product on a rolling basis before the complete application is submitted, if the sponsor and FDA agree on a schedule for the submission of the application sections, and the sponsor pays any required user fees upon submission of the first section of the BLA.

In addition, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug or biologic that is intended to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. If a product is so designated, the FDA will take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Additionally, products that may fulfill an unmet medical need and are studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on an intermediate clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled Phase 4 post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Failure to confirm efficacy in post-marketing studies or otherwise comply with the conditions of accelerated approval could result in withdrawal of approval. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review and approval will not be shortened. Furthermore, priority review, fast track designation, and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fees for any marketed products. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical studies to assess new safety risks, or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, restrictions on import or export, complete withdrawal of the product from the market or product recalls;
●	fines, warning letters or untitled letters, or holds on post-approval clinical studies;
●	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;
●	product seizure or detention or refusal to permit the import or export of products;
●	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
●	mandated modification of promotional materials and labeling and the issuance of corrective information;
●	the issuance of safety alerts, Dear Healthcare Provider letters, press releases, and other communications containing warnings or other safety information about the product; and
●	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturers’ communications on the subject of off-label use of their products.

In addition to the FDA’s post-approval requirements, various state laws governing manufacturing, marketing, and distribution often apply, and state licenses may need to be obtained and renewed on a periodic basis in order to continue operations in specific states.

Biosimilars and Exclusivity

The ACA, signed into law in 2010, includes a subtitle called the BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the risk in terms of safety or diminished efficacy of alternating or switching between use of the biological product and the reference product is not greater than the risk of using the reference product without such alteration or switch. Interchangeable biosimilars may be substituted for original BLA biologics at the pharmacy level, state pharmacy laws permitting.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until twelve years from the date on which the reference product was first licensed. A reference biological product is granted twelve years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product, that does not result in a change in safety, purity, or potency. During this twelve-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical studies to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products.

A biologic can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study. In some instances, the same studies can satisfy both PREA and pediatric exclusivity requirements.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the twelve-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and impact of the BPCIA is subject to uncertainty.

Government Regulation in Europe

In the EEA (which is composed of the 27 Member States of the European Union plus Norway, Iceland, and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA.

There are two types of MAs:

●	The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the EMA and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union. Under the Centralized Procedure, the maximum timeframe for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases when the authorization of a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. Under the accelerated procedure, the standard 210-day review period is reduced to 150 days.
●	National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in other Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Data and marketing exclusivity. In the EEA, new products authorized for marketing, or reference products, qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical study data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the European Union during a period of eight years from the date on which the reference product was first authorized in the European Union. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the European Union until 10 years have elapsed from the initial authorization of the reference product in the European Union. The 10-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Pediatric investigation plan. In the EEA, marketing authorization applications for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical study data can be waived by the PDCO when the data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all Member States of the European Union and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension.

Clinical studies. Clinical studies of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on GCPs. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical studies of advanced therapy medicinal products. If the sponsor of the clinical study is not established within the European Union, it must appoint an entity within the European Union to act as its legal representative. The sponsor must take out a clinical study insurance policy, and in most European Union countries, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical study.

Prior to commencing a clinical study, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the study protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, clinical trial authorization applications must be submitted to the competent authority in each EU Member State in which the study will be conducted.

Under the new Regulation on Clinical Trials, which took effect in 2022, there is now in place a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the study protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical studies must be manufactured in accordance with cGMP.

The European Union requirements for research and investigation, approval, and post-market activities, may vary substantially from United States requirements. As such, approval in one jurisdiction is not predictive of potential for approval in the other jurisdiction.

Product Approval Process Outside the United States and Europe

In addition to regulations in the United States and European Union, we will be subject to a variety of regulations in other jurisdictions governing manufacturing, clinical studies, commercial sales, and distribution of our future products. Whether or not we obtain FDA approval or MA approval for a product candidate, we must obtain approval of the product by the comparable regulatory authorities of foreign countries before commencing clinical studies or marketing in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval or MA approval. The requirements governing the conduct of clinical studies, product licensing, post-market activities and obligations, enforcement mechanisms, penalties for violation in the event of noncompliance, pricing, and reimbursement vary greatly from country to country.

United States Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business that may constrain the financial arrangements and relationships through which we research, as well as sell, market, and distribute any products for which we obtain marketing authorization. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, and transparency laws and regulations related to drug pricing and payments and other transfers of value made to physicians and other healthcare providers. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply, we may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and responsible individuals may be subject to imprisonment.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidate for which we may seek regulatory approval. Sales in the United States will depend, in part, on the availability of sufficient coverage and adequate reimbursement from third-party payors, which include government health programs such as Medicare, Medicaid, the 340B Drug Discount program, TRICARE, and the Veterans Administration, as well as managed care organizations and private health insurers.

Prices at which we or our customers seek reimbursement for our product candidates can be subject to challenge, reduction or denial by third-party payors. Factors payors consider in determining reimbursement are based on whether the product is:

●	a covered benefit under its health plan;
●	safe, effective and medically necessary;
●	appropriate for the specific patient;
●	cost-effective; and
●	neither experimental nor investigational.

The process for determining whether a third-party payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payor will pay for the product. A third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be available. Additionally, in the United States there is no uniform policy among payors for coverage or reimbursement. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. If coverage and adequate reimbursement are not available, or are available only at limited levels, successful commercialization of, and obtaining a satisfactory financial return on, any product we develop may not be possible.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for marketing, we may need to conduct expensive studies in order to demonstrate the medical necessity and cost-effectiveness of any products, which would be in addition to the costs expended to obtain regulatory approvals. Third-party payors may not consider our product candidates to be medically necessary or cost-effective compared to other available therapies or the rebate percentages required to secure favorable coverage may not yield an adequate margin over cost or may not enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product candidates for which marketing approval is obtained. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. The ACA, enacted in March 2010, has substantially changed healthcare financing and delivery by both governmental and private insurers. Among other things, the ACA included the following provisions:

●	an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;
●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;
●	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts, which through subsequent legislative amendments, were increased to 70%, starting in 2019, off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;
●	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

●	expansion of eligibility criteria for Medicaid programs;
●	expansion of the entities eligible for discounts under the 340B Drug Discount Program;
●	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;
●	a methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; and
●	a licensure framework for follow-on biological products.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are undergoing or have undergone legal and constitutional challenges in the United States Supreme Court and members of Congress have introduced several pieces of legislation aimed at significantly revising or repealing the ACA. The implementation of the ACA is ongoing, the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs. Litigation and legislation related to the ACA are likely to continue, with unpredictable and uncertain results.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute will remain in effect through 2030 unless additional Congressional action is taken. These reductions were suspended from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic. The Consolidated Appropriations Act of 2021 extended the suspension period to March 31, 2021. An Act to Prevent Across-the-Board Direct Spending Cuts, and for Other Purposes, signed into law on April 14, 2021, extended the suspension period to December 31, 2021, but the suspension period expired on July 1, 2022, meaning the reductions have now reverted to 2%. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. For example, at the federal level, the previous administration’s budget proposal for fiscal year 2021 included a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the previous administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses and place limits on pharmaceutical price increases. Further, the previous administration previously released a “Blueprint” to lower drug prices and reduce out-of-pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out-of-pocket costs of drug products paid by consumers. HHS has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change, which was effective as of January 1, 2019. Although a number of these and other measures may require additional authorization to become effective, Congress and the Biden administration have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs. Notably, on August 16, 2022, President Biden signed the IRA into law, incorporating many key provisions of the “Build Back Better Act”. Prescription drug price reform is a focal point of this landmark legislation that incorporates many proposals advanced over the last decade to overhaul drug costs under the Medicare program. Key provisions of the law permit CMS to negotiate Part D drug prices for an increasing number of drugs over a five-year period, replace the Medicare Coverage Gap Discount Program with a new Manufacturer Refund Program for drugs not subject to negotiation, and redesign the Part D benefit design to eliminate the coverage gap and realign the cost responsibility in the initial and catastrophic phases of payors, manufacturers, government and patients (capping out-of-pocket costs at $2,000). In addition, the law penalizes drug manufacturers for price increases that outpace the rate of inflation (for products under Medicare Parts D/B). Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. In addition, it is possible that additional governmental action is taken to address Public Health Emergencies, such as the COVID-19 pandemic.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Additionally, on May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical study and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical studies and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

Data Privacy and Security Laws and Regulations

We are also subject to data privacy and security regulation by the federal government, states and non-United States jurisdictions in which we conduct our business. For example, HIPAA, as amended by HITECH, and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” those independent contractors or agents of covered entities that create, receive, maintain, transmit, or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state and non-United States laws govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities now and in the future could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion of products from reimbursement under government programs, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

For more on the risks associated with data privacy and security, please see “Risk Factors — Risks Related to Government Regulation — We are subject to stringent and often unsettled privacy laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and changes in such laws, regulations, policies and contractual obligations could adversely affect our business.”

Employees

As of June 30, 2023, we had nine employees. Our employees are primarily located in Irvine, California, although we also have employees who work remotely from Northern California and Virginia. None of our employees are represented by a labor union or covered under a collective bargaining agreement, and we believe our relations with our employees are good.

Facilities

We currently occupy over 8,000 square feet of office space we lease from Jamboree Center 5 LLC, in Irvine, California pursuant to a lease agreement with Jamboree Center 5 LLC. The lease has a three-year term unless sooner terminated by either party. We may look for additional or alternate space for our operations, and we believe that suitable additional or alternative space will be available in the future on commercially reasonable terms.

MANAGEMENT

In this section, “we”, “our”, “us”, the “Company” or “AEON” generally refers to AEON from and after the Business Combination.

Our Board and executive officers are composed as follows (ages as of August 18, 2023):

Name	Age	Position(s) Held
Executive Officers
Marc Forth	53	Chief Executive Officer and Director Nominee
Peter Reynolds	65	Chief Financial Officer
Chad Oh, M.D	66	Chief Medical Officer
Alex Wilson	37	Executive Vice President, Chief Legal Officer and Corporate Secretary
Non-Employee Directors
Jost Fischer	68	Chairman and Director Nominee
Eric Carter, Ph.D, M.D.	71	Director Nominee
Robert Palmisano	78	Director Nominee
Shelley Thunen	70	Director Nominee

Executive Officers

Marc Forth, 53, is our Chief Executive Officer and a member of the Board. Mr. Forth has served as the Chief Executive Officer of AEON since December 2019 and was Chief Executive Officer of ABP Sub Inc., Old AEON’s wholly owned subsidiary prior to the Subsidiary Merger, also starting in May 2019. Prior to that time, Mr. Forth was the Senior Vice President of Allergan PLC and Division Head for the U.S. Neurosciences, Urology and Medical Dermatology Division. Mr. Forth was responsible for all aspects of the commercialization of both current and future products within Neurosciences, Urology and Medical Dermatology, most notably Botox for all therapeutic uses from February 2014 to May 2019. Mr. Forth has held various leadership roles within Allergan since June 2003, including Vice President, Sales and Marketing Urology from February 2011 to February 2014 and Vice President, Specialty Therapeutics from July 2008 to February 2011. From June 2003 to July 2008, Mr. Forth also worked in various roles of increasing responsibility most notably focused on U.S. Aesthetics (Botox Cosmetic) and Global Strategic Marketing (Botox Therapeutic). Prior to Allergan, Mr. Forth held various Sales and Marketing roles of increasing responsibility at TAP Pharmaceutical Inc., a specialty company focused on Urology, Oncology, Gynecology and Gastroenterology. Mr. Forth received a B.S. in Business Administration from California State University, Fresno and a Graduate Marketing Certification from Southern Methodist University. We believe that Mr. Forth is qualified to serve on our Board based on his extensive business and leadership experience.

Peter Reynolds, 65, is our Chief Financial Officer. Mr. Reynolds has been an independent consultant engaged in interim and fractional Chief Financial Officer roles in a variety of industries since January 1, 2018. As a consultant, Mr. Reynolds has worked for healthcare, medical device, aesthetic toxin, biopharma, distribution, and hand-crafted luxury consumer product companies. These organizations were both privately held and publicly traded companies. In these roles, Mr. Reynolds served as the day-to-day financial executive and he also provided mergers and acquisition transactions support, due diligence, post-acquisition integration support and initial public offerings readiness evaluations. Previously, Mr. Reynolds also served as a senior financial executive at publicly traded companies and has significant public accounting experience at Ernst & Young. Mr. Reynolds also served as a director of Families Forward, an Orange County, California non-profit, from January 2017 to May 2019, and has served as a director for Orange County Boy Scouts of America since May 2019.

Chad Oh, M.D., 66, is our Chief Medical Officer and has served in this position since June 2021. Prior to that, he served as the Vice President for the Propharma Group from August 2018 to June 2021. From January 2017 to January 2018, Dr. Oh served as Vice President of Clinical Development for Revance Therapeutics. Dr. Oh has held various positions, including as Medical Director and as Vice President, for a number of biotechnology and pharmaceutical companies with a specific concentration in clinical development of certain therapeutic areas, including autoimmune diseases, respiratory diseases, CNS, oncology, and rare orphan diseases from 2008 to 2017. Dr. Oh is board-certified in Allergy and Immunology and Pediatrics and served as the Chief of Allergy & Immunology at the UCLA-Harbor Medical Center from 1995 to 2008. He completed a research fellowship in neurology at Northwestern University, School of Medicine in Chicago, residency in pediatrics at Rush-Presbyterian-St Luke’s Medical Center in Chicago, and a clinical fellowship in allergy and immunology at the National Institutes of Allergy and Infectious Diseases, Bethesda, Maryland. Dr. Oh graduated from Kyung-Hee University in the School of Medicine in Seoul, South Korea. He has published multiple scientific papers, book, book chapters, and abstracts, including 38 peer-reviewed original scientific papers.

Alex Wilson, 37, is our Executive Vice President, Chief Legal Officer and Secretary, and has served in similar roles as General Counsel and Corporate Secretary of Old AEON since August 2021. Prior to joining AEON Biopharma, Mr. Wilson was the Associate General Counsel of Business Development & Sustainability of Glaukos Corporation. Before Glaukos, Mr. Wilson was counsel at O’Melveny & Myers LLP where his practice focused on acquisitions, dispositions and capital markets transactions as well as corporate governance matters for a broad range of public and private company clients in a variety of industries, including healthcare, manufacturing and technology. Mr. Wilson received a B.S. in Business Management from Brigham Young University and a J.D. from the UCLA School of Law.

Non-Employee Directors

Jost Fischer, 69, has served as a member of our Board since February 2017. Mr. Fischer is the co-owner of Dental Innovations BVBA. Mr. Fischer served as a member and the chairman of the board of directors and as Chief Executive Officer of Sirona from June 2006 to February 2013, as Chief Executive Officer from April 2002 to February 2013, and as President from April 2002 to September 2010. Prior to joining Sirona, Mr. Fischer served as President and Chief Executive Officer of The Hoermann Group, an international conglomerate in the telecommunication and automotive industry, and held senior management positions with PWA Group, a European paper group, including President and Chief Executive Officer of PWA’s printing division and President and Chief Executive Officer of PWA Dekor GmbH. In addition, Mr. Fischer serves on the board of directors of a number of private companies. Mr. Fischer received a Masters Degree in Economics from the University of Saarbruecken, Germany. We believe that Mr. Fischer is qualified to serve on our Board based on his extensive business and leadership experience, as well as his experience as a director of public and private companies.

Dr. Eric Carter, Ph.D, M.D., 71, has served as a member of our Board since the Closing of the Business Combination. Since April 2021 Dr. Carter has served as Chief Medical Officer for IACTA Pharmaceuticals and in January 2022 he became a member of the board of directors of Visgenx, where he also serves as the chair of the scientific advisory committee. From March 2016 to February 2022, Dr. Carter served as a member of the board of directors of Bioniz Therapeutics and chaired the scientific advisory committee. From September 2017 to May 2021, Dr. Carter served as a member of the board of directors of Adverum Biotechnologies, Inc. Dr. Carter served as Interim Chief Medical Officer of Alder BioPharmaceuticals, Inc. from April 2018 to January 2019. Dr. Carter served as senior vice president, chief medical officer, and global head of clinical and non-clinical development of Allergan, Inc. from 2011 through a period of significant growth until its acquisition by Actavis, plc in 2015. Prior to Allergan, Dr. Carter served as chief scientific officer, head of research and development, and chief medical officer of King Pharmaceuticals from 2007 until the company was acquired by Pfizer, Inc. in 2011. From 2001 to 2007, he worked for GlaxoSmithKline plc in positions of increasing responsibility within the global clinical development and medical affairs areas. After serving in academia at the University of North Carolina School of Medicine, the UCLA Fielding School of Public Health, and the University of California, Berkeley, Dr. Carter began his pharmaceutical career at Pharmacia Corporation, a pharmaceutical company, in 1993. He received a B.Sc. in Biochemistry from the University of London, a Ph.D. in Biochemistry from the University of Cambridge, and an M.D. from the University of Miami School of Medicine. We believe that Dr. Carter is qualified to serve on our Board based on his extensive industry and leadership experience.

Robert Palmisano, 78, has served on our Board since the Closing of the Business Combination. Mr. Palmisano was Priveterra Chairman and Chief Executive Officer from December 2020 until the Closing of the Business Combination. Mr. Palmisano has over 40 years of experience in various sectors within the healthcare industry and has been in leadership roles at several prominent global medical technology companies. Mr. Palmisano’s first role as President and Chief Executive Officer in the medical technology sector began in 1997, at Summit Technology Inc., a manufacturer of ophthalmic laser systems, which he held until 2000 when the company was acquired by Alcon Laboratories Inc. From 2001 to 2003, Mr. Palmisano served as President and Chief Executive Officer of MacroChem Corporation, a specialty pharmaceutical company that develops and commercializes topical pharmaceutical products. In 2003, Mr. Palmisano became the President and Chief Executive Officer of IntraLase Corp. (“IntraLase”), an ophthalmic laser technology company with a post-money valuation of $74 million at the time. Mr. Palmisano guided IntraLase through its initial public offering in 2004, with a post-money valuation of approximately $340 million, until its 2007 acquisition by Advanced Medical Optics, Inc. (“Advanced Medical Optics”) in a transaction valued at approximately $800 million in equity value. Following the sale of IntraLase, Mr. Palmisano became Chief Executive Officer of ev3 Inc. (“ev3”) in 2008, a global endovascular device company, which had a market capitalization of approximately $790 million, and held the role until 2010 when the company was acquired by Covidien plc in a transaction valued at approximately $2.6 billion in equity value. Following the sale of ev3, Mr. Palmisano became the President and Chief Executive Officer of Wright Medical Group N.V. in 2011, which had a market capitalization of approximately $850 million, and held the role until 2020 when the company was acquired by Stryker Corporation (NYSE:SYK) in a transaction valued at $4.7 billion in equity value. Mr. Palmisano previously served on the board of directors of Avedro, Inc., ev3 Inc., Osteotech, Inc., (NYSE: MDT) Advanced Medical Optics, Entellus Medical, Inc. and Bausch & Lomb. We believe Mr. Palmisano is qualified to serve on our Board due to his executive experience with several prominent global medical technology companies.

Shelley Thunen, 70, has served on our Board since the Closing of the Business Combination. Since February 2017, Ms. Thunen has served as the Chief Financial Officer of RxSight, Inc. (NASDAQ: RXST) where she began in January 2016 as its Chief Administrative Officer. From January 2013 to October 2015, Ms. Thunen served as the Chief Financial Officer of Endologix, Inc. (NASDAQ:ELGX). From August 2010 to December 2012, Ms. Thunen served as Associate General Manager of Alcon LenSx, Inc. Prior to Alcon’s (NYSE:ALC) acquisition of LenSx, Inc. in August 2010, she served as a board member and chair of the audit committee from April 2008 to August 2010, as well as Chief Financial Officer and Vice President, Operations from November 2009 to August 2010. Ms. Thunen joined IntraLase Corp. (NASDAQ:ILSE) in May 2001 and was its Chief Financial Officer and later Executive Vice President & Chief Financial Officer until its acquisition by Advanced Medical Optics, Inc. (NYSE:EYE) in April 2007. Ms. Thunen served on the board of directors of eyeonics, Inc. from June 2007 to February 2008, and as a board member and chair of the audit committee of Restoration Robotics, Inc. (NASDAQ:HAIR) from July 2015 to November 2019, prior to its acquisition by Venus Concept Inc. (NASDAQ:VERO). She also has served as a board member and audit committee chair of Surface Ophthalmics, Inc since August 2020. Ms. Thunen received a B.A. in economics and an M.B.A. from the University of California, Irvine. We believe Ms. Thunen is qualified to serve on our Board due to her extensive industry knowledge and leadership experience.

Family Relationships

There are no family relationships among our executive officers and directors.

Board Composition

Our Board manages the business and affairs of AEON, as provided by Delaware law, and conducts its business through meetings of the Board and its standing committees. Our Board consists of five directors. Our directors are classified with respect to the time for which they severally hold office into three classes, designated Class I, Class II and Class III. Mr. Palmisano and Ms. Thunen will serve as initial Class I directors for a term expiring at the first annual meeting of the stockholders; Mr. Fischer and Dr. Carter will serve as initial Class II directors for a term expiring at the end of the second annual meeting of the stockholders; Mr. Forth will serve as the initial Class III director for a term expiring at the end of the third annual meeting. At each annual meeting of the stockholder of AEON beginning with the first annual meeting of the stockholders, subject to the special rights of the holders of one or more outstanding series of Preferred Stock (as defined below) to elect directors, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of the stockholders held in the third year following the year of their election.

The primary responsibilities of our Board are to provide risk oversight and strategic guidance to AEON and to counsel and direct our management. Our Board meets on a regular basis and convenes additional meetings, as required.

Director Independence

We will adhere to the rules of NYSE American in determining whether a director is independent. The Board has consulted with its counsel to ensure that our Board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The NYSE American listing standards generally define an “independent director” as a person who is not an executive officer or employee, and require the Board to affirmatively determine that such director does not have a relationship which would interfere with the exercise of independent judgment in carrying out his or her responsibilities as a director. Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, we concluded that Ms. Thunen, Dr. Carter and Mr. Palmisano are independent directors of AEON, representing three of AEON’s five directors, are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of NYSE American.

Our independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of Our Board

We have an audit committee, a compensation committee, and a nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the our Board when necessary to address specific issues. Copies of each board committee’s charter are posted on AEON’s website. AEON’s website and the information contained on, or that can be accessed through, such website are not deemed to be incorporated by reference in, and are not considered part of, this prospectus. The composition and responsibilities of each of the committees of the Board are described below. Members serve on these committees until their resignation or until otherwise determined by the Board.

Audit Committee

Our audit committee consists of Mr. Fischer, Mr. Palmisano, and Ms. Thunen. The Board has determined that each member of the audit committee satisfies the independence requirements under the NYSE American Listing Rules and the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act Rule 10A-3(b)(1) under the Exchange Act. Each member of the audit committee can read and understand fundamental financial statements in accordance with applicable listing standards.

The chair of the audit committee is Ms. Thunen, and our Board has determined that Ms. Thunen qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NYSE American rules.

In arriving at these determinations, our Board has examined each audit committee member’s scope of experience and the nature of his or her employment.

The primary purpose of the audit committee is to discharge the responsibilities of our Board with respect to corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm.

Specific responsibilities of our audit committee include:

●	helping our Board oversee the corporate accounting and financial reporting processes;
●	managing and/or assessing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;
●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;
●	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
●	reviewing related party transactions;
●	reviewing our policies on risk assessment and risk management;
●	reviewing, with the independent registered public accounting firm, our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues; and
●	pre-approving audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable NYSE American Listing Rules.

Compensation Committee

Our compensation committee consists of Dr. Carter, Mr. Fischer and Mr. Palmisano. The chair of the compensation committee is Mr. Fischer. Our Board has determined that each member of the compensation committee satisfies the independence requirements under the NYSE American Listing Rules, and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The primary purpose of our compensation committee is to discharge the responsibilities of our Board in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate.

Specific responsibilities of AEON’s compensation committee include:

●	reviewing and approving the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the compensation of our chief executive officer based on such evaluation;
●	reviewing and approving or recommending to the Board the compensation of our other executive officers;
●	administering our equity incentive plans and other incentive compensation programs;
●	reviewing, adopting, amending and terminating severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management; and
●	reviewing and establishing general policies relating to the compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee operates under a written charter that satisfies the applicable NYSE American Listing Rules.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dr. Carter and Ms. Thunen. The chair of the nominating and corporate governance committee is Dr. Carter. Our Board has determined that each member of the nominating and corporate governance committee satisfies the independence requirements under the NYSE American Listing Rules.

Specific responsibilities of our nominating and corporate governance committee include:

●	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our Board;
●	considering and making recommendations to our Board regarding the composition and chairpersonship of our Board and committees of our Board;
●	reviewing developments in corporate governance practices;
●	developing and making recommendations to our Board regarding corporate governance guidelines and matters; and
●	overseeing periodic evaluations of our Board’s performance, including committees of our Board.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable NYSE American Listing Rules.

Code of Business Conduct and Ethics

We adopted a code of business conduct and ethics, or the Code of Conduct, that applies to all directors, officers and employees, including the principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as employees. Consultants and any other service provider(s) of AEON. The Code of Conduct will be available on our website at www.aeonbiopharma.com. In addition, we intend to post on our website all disclosures that are required by law or the NYSE American Listing Rules concerning any amendments to, or waivers from, any provision of the Code of Conduct. The reference to our website address does not constitute incorporation by reference of the information contained at or available through the website, and you should not consider it to be a part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee (or other committee performing equivalent functions) is currently, or has been at any time, one of our executive officers or employees.

None of our executive officers currently serves, or has served during the last calendar year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or compensation committee. In addition, none of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2022 Summary Compensation Table” below. In 2022, our “named executive officers” and their positions were as follows:

●	Marc Forth, President and Chief Executive Officer;
●	Chris Carr, former Chief Financial Officer; and
●	Chad Oh, Chief Medical Officer.

In September 2022, Mr. Carr resigned from his position as Chief Financial Officer. In connection with his resignation, we entered into a consulting agreement with Mr. Carr, as described below, pursuant to which Mr. Carr continues to serve as a consultant to the Company. Following the consummation of the Business Combination, Mr. Forth and Dr. Oh continued in their current positions.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the consummation of the Business Combination may differ materially from the currently planned programs summarized in this discussion. The number of shares subject to stock options and RSUs covering our Common Stock, and with respect to stock options, the per share exercise prices of each, reported in this section reflect the number of shares and exercise prices of such equity awards on a pre-converted basis, and do not reflect adjustments that occurred in connection with the exchange of securities of Old AEON as part of the Business Combination at an exchange ratio of approximately 2.328.

We are an “emerging growth company,” as that term is used in the JOBS Act, and have elected to comply with the reduced compensation disclosure requirements available to emerging growth companies under the JOBS Act.

2022 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2022.

Name and Principal Position	Salary ($)(2)		Bonus ($)(2)	Option Awards ($)(1)(2)	All Other Compensation ($)		Total ($)
Marc Forth	$550,000		$577,500	$3,675,662	$1,475		$4,804,637
Chief Executive Officer
Chris Carr(3)	$276,923	(4)	$—	$898,958	$10,863	(5)	$1,186,744
Former Chief Financial Officer
Chad Oh	$425,000		$161,500	$735,331	$900		$1,322,731
Chief Medical Officer
(1)	Amounts reflect annual bonuses earned by the named executive officers in 2022, which were paid after the closing of the Business Combination, as further described below in “— 2022 Bonuses.”
(2)	Amounts reflect the full grant-date fair value of stock options granted during 2022 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards in Note 11, Share-based Compensation of Old AEON’s financial statements appearing elsewhere in this prospectus.
(3)	Mr. Carr’s employment with the Company terminated and Mr. Carr became a consultant to the Company, effective September 5, 2022.

(4)	Mr. Carr’s salary was prorated for the portion of the fiscal year during which he was employed.
(5)	Amount reflects a Company-paid cell phone allowance, a Company-paid annual airline membership and consulting fees paid to Mr. Carr pursuant to that certain Consulting Agreement, dated September 1, 2022, between Mr. Carr and the Company, as described below under “— Executive Compensation Arrangements”.

Narrative to Summary Compensation Table

2022 Salaries

The named executive officers receive (or, for Mr. Carr, received) base salaries to compensate them for services rendered to the Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

The annual base salaries for Messrs. Forth and Carr and Dr. Oh in 2022 were $550,000, $400,000 and $425,000, respectively. The actual base salaries earned by our named executive officers for services in 2022 are set forth above in the 2022 Summary Compensation Table in the column entitled “Salary”.

2022 Bonuses

In 2022, each named executive officer participated in Old AEON’s annual incentive plan under which cash incentive payments were awarded based on the achievement of key performance indicators determined by Old AEON’s board of directors. For 2022, Mr. Forth was eligible to receive a target bonus of up to 100% of his base salary and Mr. Carr and Dr. Oh were each eligible to receive a target bonus of up to 40% of their respective base salaries, in each case, pursuant to the terms of their employment agreements described below under “— Executive Compensation Arrangements.”

Annual bonuses for our named executive officers were awarded at the discretion of Old AEON’s board of directors and are based on Old AEON’s board of directors’ assessment of each executive’s individual performance and individual contributions to the achievement of specified pre-established performance criteria, including one or more of the following: (i) corporate development milestones; (ii) corporate operational milestones; (iii) milestones related to an initial public offering or qualified financing; (iv) key financial budget metrics for 2022; and (v) achievement of product development milestones.

The actual annual cash bonuses awarded to Mr. Forth and Dr. Oh under the bonus program for 2022 performance are set forth above in the Summary Compensation Table in the column entitled “Bonus.” As noted above, Mr. Carr’s employment with the company terminated in September 2022 and he did not receive a bonus under the bonus program for 2022.

Equity Compensation

2022 Equity Grants

Prior to the consummation of the Business Combination, ABP Sub Inc., Old AEON’s wholly-owned subsidiary, maintained the ABP Sub Inc. 2019 Incentive Award Plan (the “ABP 2019 Plan”). Old AEON offered awards of stock options to purchase shares of ABP Sub Inc. common stock to eligible service providers, including our named executive officers, pursuant to the ABP 2019 Plan. As mentioned below under the section titled “— Equity Incentive Award Plans — 2019 Incentive Award Plan”, in connection with the completion of the Business Combination and the adoption of the 2023 Plan, no further awards will be granted under the ABP 2019 Plan.

Old AEON historically used stock options as the primary incentive for long-term compensation to our named executive officers because they are able to profit from stock options only if Old AEON’s stock price increased relative to the stock option’s exercise price, which was set at no less than the fair market value of ABP Sub Inc.’s common stock as of the applicable grant date.

In 2022, Old AEON awarded a stock option to each of our named executive officers under the ABP 2019 Plan covering the number of shares of ABP Sub Inc. common stock as set forth in the table below. Generally, stock options vested as to 25% of the total number of shares underlying the option on each anniversary of the vesting commencement date over a four-year period, subject to the employee’s continued service through the applicable vesting date. Old AEON did not grant any other equity-based awards to our named executive officers in 2022.

Named Executive Officer	2022 Stock Options Granted
Marc Forth	4,913
Marc Forth	2,500
Chris Carr	1,483
Chris Carr	330
Chad Oh	1,483

All of the incentive equity awards held by our named executive officers as of December 31, 2022 are further described below in the section entitled “— Outstanding Equity Awards at Fiscal Year-End.”

2013 Stock Incentive Plan

Prior to the consummation of the Business Combination, Old AEON maintained the Amended and Restated 2013 Stock Incentive Plan (the “2013 Plan”), in order to provide additional incentives for Old AEON employees, directors and consultants, and to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions were important to Old AEON’s success. As of December 31, 2022, certain of our executives and directors held stock options under the 2013 Plan, all of which had “underwater” exercise prices; however, none of our named executive officers held awards under the 2013 Plan as of December 31, 2022. In April 2023, Old AEON’s board of directors cancelled all outstanding stock options under the 2013 Plan and no awards remain outstanding under the plan.

In connection with the completion of the Business Combination and the adoption of the 2023 Plan, the 2013 Plan was terminated and no additional awards will be granted under the 2013 Plan.

ABP Sub Inc. 2019 Incentive Award Plan

Certain of Old AEON’s executives and directors hold stock options and RSU awards granted pursuant to the ABP 2019 Plan. All such stock options had “underwater” exercise prices. In connection with the Subsidiary Merger, which was completed prior to the Business Combination, the outstanding stock options granted by ABP Sub Inc. were converted into stock options covering our Common Stock, and were repriced such that the per share exercise price was equal to the fair market value of our Common Stock on the date of the Subsidiary Merger. Additionally, the outstanding RSU awards granted by ABP Sub Inc. were converted into RSU awards covering our Common Stock. As mentioned below, in connection with the completion of the Business Combination and the adoption of the 2023 Plan, the ABP 2019 Plan was terminated and no further awards will be granted under the ABP 2019 Plan.

Adjusted Awards

In connection with the Business Combination, each outstanding option and RSU award covering shares of Old AEON common stock, including the awards previously granted under the ABP 2019 Plan that were converted into awards covering Old AEON common stock prior to the completion of the Business Combination, which were held by service providers of Old AEON, including our named executive officers, were converted into awards covering shares of our Common Stock. Such converted awards remain subject to the same terms and conditions as set forth under the applicable award agreement prior to the conversion.

2023 Incentive Award Plan

In connection with the Business Combination, our Board adopted, and our stockholders approved, the 2023 Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of the Company and certain of our affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. For additional information about the 2023 Plan, please see the section titled “— Equity Incentive Award Plans — 2023 Incentive Award Plan” below.

Employee Benefits and Perquisites

Retirement Plans — 401(k) Plan

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies. We do not make matching contributions under our 401(k) plan.

Health/Welfare Plans.

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

●	medical, dental and vision benefits;
●	short-term and long-term disability insurance; and
●	life insurance.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of ABP Sub Inc. common stock, and the exercise price per share, underlying outstanding equity incentive plan awards for certain of our named executive officers in effect as of December 31, 2022; Mr. Carr did not hold any such awards as of December 31, 2022. Each stock option listed in the following table was granted pursuant to the ABP 2019 Plan. In connection with the Subsidiary Merger, which was completed prior to the completion of the Business Combination, the outstanding equity awards granted by ABP Sub Inc. were converted into stock options covering Old AEON common stock. In connection with the Business Combination, each outstanding option to purchase shares of Old AEON common stock, including the options previously granted under the ABP 2019 Plan, held by service providers of Old AEON, were converted into an option to purchase shares of our Common Stock. Our named executive officers did not hold any outstanding RSUs as of December 31, 2022.

			Option Awards
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)(1)	Option Expiration Date
Marc Forth	11/20/19	6/11/19	9,375	3,125	(2)(3)(4)	$962.00	11/20/29
	8/5/20	7/1/20	2,086	2,087	(2)	$862.92	8/5/30
	9/9/21	3/5/21	938	2,814	(2)	$1,159.00	9/9/31
	3/9/22	3/9/22	—	4,913	(2)	$898.58	3/9/32
	3/9/22	3/9/22	—	2,500	(2)	$898.58	3/9/32
Chad Oh	8/23/21	5/31/21	486	1,407	(2)	$1,044.00	8/23/31
	3/9/22	3/9/22	—	1,483	(2)	$898.58	3/9/32
(1)	The exercise price per share is equal to the fair market value of ABP Sub Inc.’s common stock on the applicable grant date.
(2)	The stock option vests as to 25% of the shares underlying the option on each of the first four anniversaries of the vesting commencement date, subject to the executive’s continued service through the applicable vesting date.
(3)	In the event Mr. Forth is terminated by us without cause, resigns for good reason, or is terminated due to death or disability, the portion of the stock option that would have vested during the one-year period following the date of termination (for the portion of the option scheduled to vest upon the first anniversary of the vesting commencement date, as determined based on monthly, rather than annual vesting), will accelerate and vest in full. Additionally, the stock option will accelerate and vest in full upon such termination occurring in connection with an “acquisition” (as defined in the ABP 2019 Plan) of ABP Sub Inc.
(4)	In the event that an acquisition (as defined in the ABP 2019 Plan) occurs, the portion of the stock option that would have vested during the two-year period following the effective date of the consummation of the acquisition (for the portion of the option scheduled to vest after the first anniversary of the vesting commencement date, as determined based on monthly, rather than annual vesting), will accelerate and vest in full.

Executive Compensation Arrangements

We have entered into offers of employment letters or employment agreements (collectively, the “employment agreements”) with each of our named executive officers, as well as a consulting agreement with Mr. Carr. The material terms of these agreements are described below.

Marc Forth

Effective upon the consummation of the Business Combination, we entered into an amended and restated employment agreement with Mr. Forth, our President and Chief Executive Officer.

Pursuant to his amended employment agreement, Mr. Forth is entitled to receive a base salary of $550,000 per year and he is eligible to participate in our annual discretionary incentive plan with the opportunity to earn an annual cash bonus targeted at an amount equal to 100% of Mr. Forth’s annual base salary, determined based on the achievement of applicable corporate and individual performance goals.

Under his amended employment agreement, if Mr. Forth is terminated without “cause” or he resigns for “good reason” (each, as defined in the amended employment agreement), then, subject to his timely execution and non-revocation of a general release of claims and his continued compliance with restrictive covenants, he will be eligible to receive (i) 12 months of continued payments of his annual base salary over the 12-month period after the date of termination, (ii) a pro-rated annual bonus for the calendar year in which Mr. Forth’s employment is terminated based on the target level of achievement of any applicable performance goals or objectives and (iii) 12 months of company-paid continued coverage under our group health plans.

Mr. Forth’s employment agreement includes a “best pay” provision under Section 280G of the Code, pursuant to which any “parachute payments” that become payable to him either will be paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Code, whichever results in the better after-tax treatment to Mr. Forth. The employment agreement is also contingent upon the execution of our standard employee proprietary information and inventions agreement, which includes a two-year post-termination non-solicitation provision and customary confidentiality provisions.

Chris Carr — Employment Agreement

On September 23, 2019, we entered into an agreement with Chris Carr to serve as our Chief Financial Officer. As noted above, Mr. Carr separated from the Company in September 2022; the following describes the terms of his employment agreement as in effect in 2022. Mr. Carr continues to serve as a consultant to the Company.

The employment agreement for Mr. Carr provided for an annual base salary of $340,000 per year, which was increased to $400,000 effective October 19, 2021, and an annual cash bonus opportunity under our annual discretionary incentive plan targeted at an amount equal to 40% of his annual base salary, determined based on the achievement of applicable corporate and individual performance goals.

In connection with the commencement of his employment, Mr. Carr was granted a stock option to purchase 136,930 shares of ABP Sub Inc. common stock. The stock option was scheduled to vest as to 25% of the shares underlying the option on each of the first four anniversaries of the effective date of Mr. Carr’s employment agreement, subject to his continued service through the applicable vesting date. Pursuant to the terms of Mr. Carr’s stock option agreement, in the event that an acquisition of ABP Sub Inc. occurred, the portion of the stock option that would have vested during the two-year period following the effective date of the consummation of the acquisition (for the portion of the option scheduled to vest after the first anniversary of the vesting commencement date, as determined based on monthly, rather than annual vesting), would have accelerated and vested in full. Further, if Mr. Carr would have been terminated without “cause” or resigned for “good reason” (each, as defined in his employment agreement) within 12 months after an acquisition, the stock option would have accelerated and vested in full.

Under the employment agreement, if Mr. Carr’s employment was terminated by the Company without “cause”, due to Mr. Carr’s resignation for “good reason”, or due to his death or “disability” (each such term as defined in his employment agreement) within two months prior to or within 12 months after an “acquisition” (as defined in the ABP 2019 Plan), he would have been eligible to receive (i) 12 months of his annual base salary, payable in a lump sum, and (ii) 100% of the target annual bonus he would have received in the calendar year in which such termination occurred. If any such Qualifying Termination occurred at any time outside of the acquisition context, Mr. Carr would have been eligible to receive continued payment of his base salary for six months. Additionally, under Mr. Carr’s employment agreement, he would have been eligible to receive Company-paid continued coverage under our group health plans for the duration of the severance period.

Mr. Carr’s eligibility to receive such severance payments and benefits upon certain qualifying terminations of employment, as described above, is subject to his timely execution and non-revocation of a general release of claims in favor of the Company and his continued compliance with restrictive covenants.

The employment agreement also included a “best pay” provision under Section 280G of the Code, pursuant to which any “parachute payments” that became payable to the executive would have either been paid in full or reduced so that such payments were not subject to the excise tax under Section 4999 of the Code, whichever resulted in the better after-tax treatment to the executive. In connection with entering into the employment agreement, Mr. Carr also was required to enter into our standard employee proprietary information and inventions agreement, which includes a two-year post-termination service provider/ customer non-solicitation provision, assignment of inventions and customary confidentiality provisions.

Chris Carr — Consulting Agreement

In connection with Mr. Carr’s resignation from his position as Chief Financial Officer, we entered into a consulting agreement with Mr. Carr pursuant to which Mr. Carr will serve as a consultant, effective as of September 5, 2022, until such services are terminated at any time by either party or, if earlier, until the services are successfully completed. Under Mr. Carr’s consulting agreement, Mr. Carr will receive an hourly consulting fee of $250.

In addition, the consulting agreement also requires Mr. Carr’s compliance with standard non- disclosure and confidentiality provisions, as well as assignment of inventions provisions.

Chad Oh

Effective upon the consummation of the Business Combination, we entered into an employment agreement with Chad Oh, our Chief Medical Officer, which agreement became effective upon the consummation of the Business Combination.

The employment agreement for Dr. Oh provides for an annual base salary of $425,000 per year and he is eligible to participate in our annual discretionary incentive plan with the opportunity to earn an annual cash bonus targeted at an amount equal to 40% of Dr. Oh’s annual base salary, determined based on the achievement of applicable corporate and individual performance goals.

Under the employment agreement, if Dr. Oh’s employment is terminated for any reason other than “cause” or as the result of death or “disability”, or if Dr. Oh terminates employment for “good reason” (each, as defined in his employment agreement), then, subject to his timely execution and non-revocation of a general release of claims and his continued compliance with restrictive covenants, he will be eligible to receive (i) six months of continued payments of his annual base salary over the 6-month period after the date of termination, (ii) 50% of the target annual bonus he would have received in the calendar year in which such termination occurs, and (iii) six months of company-paid continued coverage under our group health plans.

If Dr. Oh’s employment is terminated for any reason other than “cause” or as the result of death or “disability,” or if Dr. Oh terminates employment for “good reason within two months prior to or within 12 months after a Change in Control (as such term is defined in the 2023 Plan), then, subject to his timely execution and non-revocation of a general release of claims and his continued compliance with restrictive covenants, he will be eligible to receive (i) 12 months of continued payments of his annual base salary over the 12-month period after the date of termination; provided, that if the termination date occurs on or within 12 months after a change in control, the severance shall be paid in a single lump sum within 60 days following the termination date, (ii) 100% of the target annual bonus he would have received in the calendar year in which such termination occurs, and (iii) 12 months of company-paid continued coverage under our group health plans.

The employment agreement also includes a “best pay” provision under Section 280G of the Code, pursuant to which any “parachute payments” that become payable to the executive will either be paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Code, whichever results in the better after-tax treatment to the executive. The employment agreement is also contingent upon the execution of our standard employee proprietary information and inventions agreement, which includes a two-year post-termination non-solicitation provision and customary confidentiality provisions.

Director Compensation

The following table sets forth information for the year ended December 31, 2022 regarding the compensation awarded to, earned by or paid to our directors who served on Old AEON’s board of directors, during 2022. Each stock option granted in 2022 was granted pursuant to the ABP 2019 Plan.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Simone Blank		$165,148	$165,148
Jost Fischer		$131,062	$131,062
Robert E. Grant		$131,062	$131,062
Vikram Malik		—	—
Darren O’Brien(2)		$131,062	$131,062
Richard H. Taketa		$131,062	$131,062
(1)	Amounts reflect the full grant-date fair value of stock options granted during 2022 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to our directors in Note 11, Share-based Compensation of Old AEON’s financial statements appearing elsewhere in this prospectus. Amounts include options granted to each of Ms. Blank and Messrs. Fischer, Grant, Malik and Taketa covering 394 shares (for Ms. Blank), 373 shares (for Mr. Malik) and 273 shares (for each of Messrs. Fischer, Grant and Taketa) of ABP Sub Inc. that vest and become exercisable in substantially equal monthly installments over the 12-month period beginning on the vesting commencement date (March 9, 2022); however, if the applicable director’s service is terminated for any reason other than for “cause” within (i) the 12-month period immediately following an “acquisition” (as defined in the ABP 2019 Plan) or (ii) the one-month period prior to, or the 12-month period immediately following, the date on which ABP Sub Inc.’s common stock becomes publicly traded, such options will automatically vest and become exercisable in full. The number of shares subject to the options included in the sentence above sets forth the number of shares of ABP Sub Inc. common stock in effect as of December 31, 2022.
(2)	Mr. O’Brien is affiliated with Sailing Capital Advisors (Hong Kong) and did not receive compensation for his services as a director.

As of December 31, 2022, the following outstanding option awards were held by members of the Old AEON board:

Name	2013 Plan	ABP 2019 Plan
Simone Blank	489,585	1,321
Jost Fischer	489,653	811
Robert E. Grant	6,217,400	811
Vikram Malik	1,297,645	1,411
Darren O’Brien	—	—
Richard H. Taketa	351,982	811

As mentioned above, in April 2023, the Old AEON board of directors cancelled all outstanding stock options under the 2013 Plan, including those held by members of the Old AEON board and set forth in the table above. Additionally, in July 2023, the ABP Sub Inc. board of directors approved an extension of the post-termination exercise periods of all of the outstanding stock options held by Vikram Malik, Robert Grant, Simone Blank, Jost Fischer and Richard Taketa as of immediately prior to the completion of the Business Combination to the full 10-year period such that the stock options will remain outstanding and exercisable until the option’s applicable maximum expiration date.

As mentioned above, prior to the completion of the Business Combination, all stock options held by members of the Old AEON board under the ABP 2019 Plan had “underwater” exercise prices. In connection with the Subsidiary Merger, which was completed prior to the Business Combination, the outstanding stock options granted by ABP Sub Inc. were converted into stock options covering our Common Stock, and were repriced such that the per share exercise price was equal to the fair market value of our Common Stock on the date of the Subsidiary Merger.

Adjusted Awards

In connection with the Business Combination, each outstanding option and RSU award covering shares of Old AEON common stock, including the awards previously granted under the ABP 2019 Plan that were converted into awards covering Old AEON common stock prior to the completion of the Business Combination, held by service providers of Old AEON, including our named executive officers, was converted into an award covering shares of our Common Stock. Such converted awards remain subject to the same terms and conditions as set forth under the applicable award agreement prior to the conversion.

Director Compensation Program

In connection with the Business Combination, we approved and implemented a compensation program, or the Director Compensation Program, which became effective on date of the completion of the Business Combination. The Director Compensation Program provides for annual retainer fees and long-term equity awards for our non-employee directors, who we refer to as eligible directors.

Compensation under the program is subject to the annual limits on non-employee director compensation set forth in the 2023 Plan.

The Director Compensation Program consists of the following components:

Cash Compensation

●	Annual Retainer: $45,000
●	Annual Chairman Retainer: $25,000
●	Annual Committee Chair Retainer:
●	Audit: $15,000
●	Compensation: $10,000
●	Nominating and Corporate Governance: $7,500
●	Annual Committee Member (Non-Chair) Retainer:
●	Audit: $7,500
●	Compensation: $5,000
●	Nominating and Corporate Governance: $2,500

Annual cash retainers are paid in quarterly installments in arrears and are pro-rated for any partial calendar quarter of service.

Equity Compensation

●	Initial Grant: Each eligible director who is initially elected or appointed to serve on our Board after the effective date of the Business Combination automatically will be granted, on the date on which such eligible director is appointed or elected to serve on our Board, a stock option with a grant-date fair value of approximately $180,000. These initial grants will vest in substantially equal installments on each of the first three anniversaries of the grant date, subject to the director’s continued service through the applicable vesting date.

●	Annual Grant: An eligible director who is serving on our Board as of the date of the annual meeting of AEON’s stockholders each calendar year (beginning with calendar year 2023) will be granted, on such annual meeting date, a stock option with a grant-date fair value of approximately $150,000. Each annual grant will vest in full on the earlier to occur of (A) the first anniversary of the applicable grant date and (B) the date of the next annual meeting following the grant date, subject to such eligible director’s continued service through the applicable vesting date.

Awards to our non-employee directors will also vest in the event of a change in control (as defined in the 2023 Plan).

Equity Incentive Award Plans

2019 Incentive Award Plan

Prior to the consummation of the Business Combination, ABP Sub Inc., Old AEON’s wholly-owned subsidiary, maintained the ABP 2019 Plan, which became effective on June 21, 2019.

Treatment in Connection with Subsidiary Merger; Termination. As described elsewhere in this prospectus, certain of Old AEON’s executives and directors hold stock options and RSU awards granted pursuant to the ABP 2019 Plan. Such stock options all had “underwater” exercise prices. In connection with the Subsidiary Merger, which was completed prior to the completion of the Business Combination, AEON assumed the ABP 2019 Plan and the outstanding stock options and RSU awards under the ABP 2019 Plan was converted into awards covering Old AEON common stock, and such options were repriced such that the per share exercise price is equal to the fair market value of our Common Stock on the date of the Subsidiary Merger. Upon the effectiveness of the 2023 Plan, the ABP 2019 Plan was terminated and no additional awards will be granted under the ABP 2019 Plan. However, any outstanding awards granted under the ABP 2019 Plan will remain outstanding, subject to the terms of the ABP 2019 Plan and applicable award agreement. Shares of our Common Stock subject to awards granted under the ABP 2019 Plan that expire unexercised or are cancelled, terminated, or forfeited in any manner without issuance of shares thereunder following the effective date of the 2023 Plan, will become available for issuance of our Common Stock under the 2023 Plan.

Limitation on Awards and Shares Available. Prior to the consummation of the Business Combination, a total of 237,500 shares of ABP Sub Inc. common stock were available for issuance under the ABP 2019 Plan. As of December 31, 2022, 45,534 shares of ABP Sub Inc. common stock were subject to outstanding option awards and 191,966 shares of ABP Sub Inc. common stock remained available for future issuance. In April 2023, Old AEON’s board of directors approved the grant of 15,059 RSU awards under the ABP 2019 Plan. Following the effective date of the 2023 Plan, in the event that an outstanding award expires or is cancelled for any reason, the shares allocable to the unexercised or cancelled portion of such award will be added back to the shares of Common Stock available for issuance under the 2023 Plan.

Administration. Our Board administers the ABP 2019 Plan, unless it delegates authority for administration of the plan. Subject to the terms and conditions of the ABP 2019 Plan, the administrator has the authority to select the persons to whom awards are to be made, the time or times at which awards will be granted, determine the number of shares to be subject to such awards, type or types of awards to be granted to each person, the terms and conditions of such awards, accelerate the vesting of awards and make all other determinations necessary or advisable for the administration of the ABP 2019 Plan. The plan administrator is also authorized to amend outstanding awards, correct any defect or supply any omission or reconcile any inconsistency in the ABP 2019 Plan or any award agreement, or create, amend or rescind rules and regulations relating to administration of the ABP 2019 Plan, in each case, subject to certain restrictions.

Eligibility. Awards under the ABP 2019 Plan may be granted to individuals who were then Old AEON’s, or Old AEON’s affiliates’, employees, consultants and members of Old AEON’s board of directors. Only employees may be granted incentive stock options, or ISOs.

Awards. The ABP 2019 Plan provides that our administrator may grant or issue stock options (including NSOs and ISOs), restricted stock, RSUs and SARs. The administrator considers each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of our long-term goals. Each award is set forth in a separate agreement with the person receiving the award and indicates the type, terms and conditions of the award. A brief description of each award type follows:

●	Stock Options and SARs. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a stock option or SAR may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).
●	Restricted Stock. Restricted stock is an award of nontransferable shares of AEON common stock that are subject to certain vesting conditions and other restrictions.
●	RSUs. RSUs are contractual promises to deliver shares of AEON common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of AEON common stock prior to the delivery of the underlying shares (i.e., “dividend equivalent rights”). The terms and conditions applicable to RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the ABP 2019 Plan.

Corporate Transactions. In the event of an “acquisition” (as defined in the ABP 2019 Plan) of the Company, to the extent that the surviving entity declines to assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction.

Plan Amendment and Termination. Our Board may, from time to time, alter, amend, suspend or terminate the ABP 2019 Plan, provided that any alteration, amendment, suspension or termination will not substantially affect or impair the rights of any participant under an outstanding award without such participant’s written consent. If not terminated earlier by our board of directors, the ABP 2019 Plan will terminate on June 21, 2029. As described above, the ABP 2019 Plan will terminate as of the effective date of the 2023 Plan.

2023 Incentive Award Plan

In connection with the Business Combination, our Board adopted, and our stockholders approved, the 2023 Plan, which became effective upon the consummation of the Business Combination. Under the 2023 Plan, we may grant cash and equity incentive awards to eligible service providers to attract, retain and motivate persons who make (or are expected to make) important contributions to us. The material terms of the 2023 Plan are summarized below. The summary is qualified in its entirety by reference to the complete text of the 2023 Plan.

Purpose of the 2023 Plan. The purpose of the 2023 Plan is to enhance our ability to attract, retain and motivate persons who make (or are expected to make) important contributions to us by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Our Board believes that equity awards are necessary to remain competitive in our industry and are essential to recruiting and retaining the highly qualified employees who help us meet our goals.

Eligibility and Administration. Employees, consultants and directors of the Company and its subsidiaries are eligible to receive awards under the 2023 Plan. The 2023 Plan is administered by our Board, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the plan administrator), subject to the limitations imposed under the 2023 Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator has the authority to take all actions and make all determinations under the 2023 Plan, to interpret the 2023 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2023 Plan as it deems advisable. The plan administrator also has the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the 2023 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2023 Plan.

Shares Available for Awards. The initial aggregate number of shares of our Common Stock available for issuance under the 2023 Plan is equal to (a) 3,839,892 shares of Common Stock and (b) any shares which, as of the effective date of the 2023 Plan, are subject to an award outstanding under the ABP 2019 Plan (each, a “Prior Plan Award”), and which, on or following the effective date of the 2023 Plan, become available for issuance under the 2023 Plan as provided in the 2023 Plan. In addition, the number of shares of Common Stock available for issuance under the 2023 Plan will be annually increased on January 1 of each calendar year beginning in 2024 and ending in 2033 by an amount equal to the lesser of (i) 4% of the number of fully-diluted number of shares outstanding (as calculated below) on the final day of the immediately preceding calendar year or (ii) such other number of shares as is determined by the Board. Any shares issued pursuant to the 2023 Plan may consist, in whole or in part, of authorized and unissued common stock, treasury common stock or common stock purchased on the open market.

For purposes of the 2023 Plan, the calculation of fully-diluted shares will include (i) outstanding shares of preferred stock and Common Stock, (ii) shares subject to outstanding compensatory equity awards (with stock options calculated on a “net exercise” basis, and performance-based awards calculated at the “target” level of achievement) and (iii) shares subject to other outstanding equity securities and the conversion of all convertible securities into shares of Common Stock. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options (“ISOs”) granted under the 2023 Plan, is 300,000,000.

If an award under the 2023 Plan (or, as applicable, a Prior Plan Award) expires, lapses or is terminated, exchanged for or settled in cash, any shares subject to such award (or portion thereof) may, to the extent of such expiration, lapse, termination or cash settlement, be used again for new grants under the 2023 Plan. Shares tendered or withheld to satisfy the exercise price or tax withholding obligation for any award (including any Prior Plan Award) will not reduce the shares available for grant under the 2023 Plan. Further, the payment of dividend equivalents in cash in conjunction with any awards under the 2023 Plan (or, as applicable, a Prior Plan Award) will not reduce the shares available for grant under the 2023 Plan. However, the following shares may not be used again for grant under the 2023 Plan: (i) shares subject to SARs that are not issued in connection with the stock settlement of the SAR on exercise, and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2023 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2023 Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs.

The 2023 Plan provides that the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under Financial Accounting Standards Board Accounting Standards (“FASBAS”) Codification Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year, or director limit, may not exceed the amount equal to $600,000 (increased to $750,000 in the calendar year of a non-employee director’s initial service or any calendar year during which a non-employee director serves as chairman or lead independent director), which limits shall not apply to the compensation for any non-employee director who serves in any capacity in addition to that of a non-employee director for which he or she receives additional compensation or any compensation paid to any non-employee director prior to the calendar year following the calendar year in which the 2023 Plan’s effective date occurs. The plan administrator may make exceptions to the director limit in extraordinary circumstances pursuant to the terms of the 2023 Plan.

Awards. The 2023 Plan provides for the grant of stock options, including ISOs and nonqualified stock options (“NSOs”), SARs, restricted stock, dividend equivalents, restricted stock units (“RSUs”) and other stock or cash based awards. Certain awards under the 2023 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2023 Plan will be evidenced by award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of Common Stock, but the applicable award agreement may provide for cash settlement of any award. A brief description of each award type follows.

●	Stock Options and SARs. Stock options provide for the purchase of shares of Common Stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from the Company an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. Unless otherwise determined by the Board, the exercise price of a stock option or SAR may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).
●	Restricted Stock. Restricted stock is an award of nontransferable shares of Common Stock that is subject to certain vesting conditions and other restrictions.
●	RSUs. RSUs are contractual promises to deliver shares of Common Stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of Common Stock prior to the delivery of the underlying shares (i.e., dividend equivalent rights). The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2023 Plan.
●	Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of Common Stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of Common Stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.
●	Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of Common Stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents payable with respect to an award prior to the vesting of such award instead will be paid out to the participant only to the extent that the vesting conditions are subsequently satisfied and the award vests.

Certain Transactions. The plan administrator has broad discretion to take action under the 2023 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our Common Stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2023 Plan and outstanding awards. In the event of a change in control (as defined in the 2023 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction.

Repricing. The Board may, without approval of the stockholders, reduce the exercise price of any stock option or SAR, or cancel any stock option or SAR in exchange for cash, other awards or stock options or SARs with an exercise price per share that is less than the exercise price per share of the original stock options or SARs.

Plan Amendment and Termination. The Board may amend or terminate the 2023 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2023 Plan, may materially and adversely affect an award outstanding under the 2023 Plan without the consent of the affected participant, and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The 2023 Plan will remain in effect until the tenth anniversary of the date our stockholders approved the 2023 Plan, unless earlier terminated. No awards may be granted under the 2023 Plan after its termination.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to any Company clawback policy as set forth in such clawback policy or the applicable award agreement. Awards under the 2023 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2023 Plan, the plan administrator may, in its discretion, accept cash or check, shares of common Stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

2023 Employee Stock Purchase Plan

In connection with the Business Combination, our Board adopted, and our stockholders approved, the ESPP, which became effective upon the consummation of the Business Combination. The ESPP authorizes the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code. The material terms of the ESPP are summarized below. The summary is qualified in its entirety by reference to the complete text of the ESPP.

Purpose of the ESPP. The purpose of the ESPP is to assist eligible employees of the Company and its participating subsidiaries in acquiring a stock ownership interest in the Company pursuant to a plan which is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code.

Eligibility and Administration. Unless otherwise determined by the Board, the Compensation Committee of the Board will administer and will have authority to interpret the terms of the ESPP and determine eligibility of participants. The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. Employees of the Company and its participating designated subsidiaries are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the plan administrator. However, an employee may not be granted rights to purchase shares under the ESPP if such employee, immediately after the grant, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of common stock or other classes of shares.

If the grant of a purchase right under the ESPP to any eligible employee who is a citizen or resident of a foreign jurisdiction would be prohibited under the laws of such foreign jurisdiction or the grant of a purchase right to such employee in compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code, as determined by the plan administrator in its sole discretion, such employee will not be permitted to participate in the ESPP.

Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the plan administrator prior to the first day of the applicable offering period. Non-employee directors, as well as consultants, are not eligible to participate in the ESPP. Employees who choose not to participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.

Shares Available for Awards. The initial aggregate number of shares of Common Stock available for issuance under the ESPP is equal to 488,146 shares. In addition, the number of shares of Common Stock available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2024 and ending in 2033 by an amount equal to the lesser of (a) 1% of the fully-diluted number of shares outstanding (as calculated below) on the final day of the immediately preceding calendar year or (b) such other number of shares as is determined by the Board.

For purposes of the ESPP, the calculation of fully-diluted shares will include (i) outstanding shares of preferred stock and Common Stock, (ii) shares subject to outstanding compensatory equity awards (with stock options calculated on a “net exercise” basis, and performance-based awards calculated at the “target” level of achievement) and (iii) shares subject to other outstanding equity securities and the conversion of all convertible securities into shares of Common Stock (exclusive of warrants). The maximum number of shares that may be issued pursuant to the ESPP is 50,000,000.

Any shares issued pursuant to the ESPP may consist, in whole or in part, of authorized and unissued Common Stock, treasury Common Stock or Common Stock purchased on the open market.

Participating in an Offering

●	Offering Periods and Purchase Periods. The Company intends for the ESPP to qualify under Section 423 of the Code and stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The number of purchase periods within, and purchase dates during, each offering period will be established by the plan administrator. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.
●	Enrollment and Contributions. The ESPP permits participants to purchase shares through payroll deductions of up to a specified percentage of their eligible compensation (which, in the absence of a contrary designation, shall be 15% of eligible compensation), which will include a participant’s gross base compensation for services to us, including overtime payments, periodic bonuses and commissions, and excluding one-time bonuses, expense reimbursements, fringe benefits and other special payments. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period or purchase period, which, in the absence of a contrary designation, will be 50,000 shares for an offering period and/or a purchase period. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of Common Stock as of the first day of the offering period).
●	Purchase Rights. On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of Common Stock. The option will be exercised on the applicable purchase date(s) during the offering period to the extent of the payroll deductions accumulated during the offering period. Any remaining balance shall be carried forward to the next offering period unless the participant has elected to withdraw from the plan, as described below, or has ceased to be an eligible employee.
●	Purchase Price. The purchase price of the shares, in the absence of a contrary designation by the plan administrator, will be 85% of the lower of the fair market value of Common Stock on the first trading day of the offering period or the applicable purchase date, which will be the final trading day of the applicable purchase period.
●	Withdrawal and Termination of Employment. Participants may voluntarily end their participation in the ESPP at any time during an offering period prior to the end of the offering period (or such longer or shorter period specified by the plan administrator), and will be paid their accrued payroll deductions that have not yet been used to purchase shares of Common Stock. Participation in the ESPP ends automatically upon a participant’s termination of employment.

Adjustments. In the event of certain transactions or events affecting Common Stock, such as any stock dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the ESPP plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, (iii) the adjustment in the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights.

Foreign Participants. The plan administrator may provide special terms, establish supplements to, or amendments, restatements or alternative versions of the ESPP, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States.

Transferability. A participant may not transfer rights granted under the ESPP other than by will or the laws of descent and distribution, and such rights are generally exercisable only by the participant.

Plan Amendment and Termination. The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP or changes the ESPP in any way that would be considered to be the adoption of a new plan within the meaning of Treasury Regulation Section 1.423-2(c)(4) or cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described under “Executive Compensation” and “Management”, the following is a description of each transaction since January 1, 2020 and each currently proposed transaction in which:

●	we have been or are to be a participant;
●	the amount involved exceeds or will exceed $120,000; and
●	any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Amended and Restated Registration Rights Agreement

In connection with the Closing, we and certain stockholders of Old AEON and the Sponsor entered into an Amended and Restated Registration Rights Agreement, or the Amended and Restated Registration Rights Agreement. Pursuant to the Amended and Restated Registration Rights Agreement, we agreed to file a shelf registration statement with respect to the registrable securities under the Amended and Restated Registration Rights Agreement within 30 days of the Closing of the Business Combination. Certain Old AEON stockholders and the Sponsor may each request to sell all or any portion of their registrable securities in an underwritten offering not more than once in any 12-month period, so long as the total offering price is reasonably expected to exceed $25.0 million. We also agreed to provide “piggyback” registration rights, subject to certain requirements and customary conditions. The Amended and Restated Registration Rights Agreement also provides that we will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

Sponsor Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor and certain Priveterra insiders party thereto entered into a sponsor agreement, or the Sponsor Agreement, pursuant to which fifty percent (50)% of the 6,900,000 Founder Shares, or the Contingent Founder Shares, are subjected to certain time and performance-based vesting provisions. With certain exceptions, the Sponsor agreed that it will not transfer any Founder Shares until the one-year anniversary of the Closing, consistent with the provisions under Section 7.14 of our Bylaws.

Priveterra Related Party Transactions

Founder Shares

On December 17, 2020, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain offering costs in consideration for the Founder Shares. On February 8, 2021, as part of an upsizing of the initial public offering, the Company effected a stock split in which each issued share of Class B common stock of Priveterra that was outstanding was converted into one and two tenths shares of Class B common stock, resulting in an aggregate of 6,900,000 shares of Class B common stock issued and outstanding. All shares and associated amounts have been retroactively restated to reflect the surrender of these shares. The Founder Shares included an aggregate of up to 900,000 shares subject to forfeiture if the over-allotment option was not exercised by the underwriters in full. As a result of the underwriters’ election to fully exercise of their over-allotment option, the 900,000 shares were no longer subject to forfeiture.

The initial stockholders of Priveterra agreed to a lock-up, or the lock-up, requiring that they not transfer, assign or sell any of their Founder Shares and or any Common Stock issued upon conversion thereof until the earlier to occur of: (A) one year after the completion of the Business Combination and (B) the date following the completion of the Business Combination on which AEON completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their Common Stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of Common Stock is equal to or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 180 days after the Business Combination, the Founder Shares will be released from the lock-up.

Promissory Note — Related Party

On December 17, 2020, the Sponsor agreed to loan Priveterra up to $75,000 to be used for a portion of the expenses of the initial public offering. On January 13, 2021, the Sponsor agreed to loan Priveterra up to an additional $50,000 to be used for a portion of the expenses of the initial public offering. These loans were non-interest bearing, unsecured and were due at the earlier of June 30, 2021 or the closing of the initial public offering. The loans were repaid upon the closing of the initial public offering out of the offering proceeds.

On April 27, 2023, the Sponsor agreed to loan Priveterra up to $1,000,000 to be used for working capital. This loan was an unsecured, non-interest bearing loan and was repaid upon Closing.

Working Capital Loans

The Sponsor or an affiliate of the Sponsor, or certain of Priveterra’s officers and directors were able, but were not obligated, to loan Priveterra funds as may have been required, or working capital loans. Up to $1,500,000 of such working capital loans would have been convertible into private placement warrants at a price of $1.50 per warrant at the option of the lender, or the working capital warrants. Such working capital warrants are identical to the private placement warrants. In June 2021, Priveterra had $100,000 of working capital loans outstanding which were converted into 66,667 working capital warrants.

Administrative Service Fee

Priveterra had agreed, commencing on February 8, 2021, to pay $25,000 per month (or, if elected by Sponsor, pay for the ensuing three months in advance) for administrative and other services, of which $10,000 per month was paid to the Sponsor for office space and administrative services provided to members of the management team and up to $15,000 was used to compensate Priveterra’s chief operating officer and chief financial officer and secretary for a portion of their time spent on Priveterra’s affairs. Priveterra ceased paying these monthly fees upon Closing of the Business Combination.

Underwriters Agreement

The underwriters were entitled to a deferred fee of $0.35 per unit of Priveterra, or $9,660,000 in the aggregate, which was due to underwriters from the amounts formerly held in Priveterra’s trust account upon the completion of the Business Combination. On November 16, 2022, Priveterra and one of the underwriters executed a waiver letter confirming the underwriter’s waiver of its deferred fee under the terms of the underwriting agreement. As a result, Priveterra recognized $162,571 of other income and $3,604,829 was recorded to additional paid-in capital towards Class A redeemable shares in relation to the waiver of the deferred underwriter fee allocated to the underwriter in the accompanying consolidated financial statements. On January 23, 2023, Priveterra and a second underwriter executed a waiver letter confirming the underwriter’s waiver of its deferred fee of $4,636,800 under the terms of the underwriting agreement.

Registration Rights

The holders of Founder Shares, Private Placement Warrants, and Warrants that may have been issued upon conversion of working capital loans had certain registration rights that could have required Priveterra to register a sale of any of its securities held by such holders. These holders were entitled to make up to three demands, excluding short form registration demands, that Priveterra register such securities for sale under the Securities Act. In addition, these holders had “piggy-back” registration rights to include their securities in other registration statements filed by Priveterra. These registration rights were amended and restated in the Amended and Restated Registration Rights Agreement.

Old AEON Related Party Transactions

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Old AEON prior to the consummation of the Business Combination, which is now AEON following the consummation of the Business Combination.

Committed Financing Agreements

In connection with the Business Combination, Old AEON and Priveterra entered into certain Committed Financing Agreements with the Committed Financing Investors, pursuant to which the Committed Financing Investors agreed to purchase, and Priveterra and Old AEON agreed to sell to the Committed Financing Investors, an aggregate of 5,797,611 shares of Priveterra Class A Common Stock, for a purchase price of $7.00 per share and an aggregate purchase price of $40 million, pursuant to the Committed Financing Agreements.

The table below sets forth the number of shares of Priveterra Class A Common Stock to be purchased by Old AEON related parties:

Related Person	Shares of Priveterra Class A Common Stock	Cash Purchase Price
A1	5,083,325	$35,000,000
Daewoong Pharmaceutical Co., Ltd	714,286	$5,000,000

Relationship with Strathspey Crown Holdings Group, LLC

Borrowings from SCH

From December 2013 to January 2020, we were party to an intercompany credit line promissory note, or the Strathspey Crown Note, pursuant to which Strathspey Crown Holdings Group, LLC, or SCH, advanced borrowings to us. Since January 1, 2018, the largest aggregate amount of principal outstanding under the Strathspey Crown Note was $53.0 million. Prior to the completion of a tender offer substantially concurrent with the Closing of the Business Combination, SCH was a holder of more than 5% of our capital stock.

Effective as of January 2, 2020, we issued a convertible promissory note with a principal amount of $17.5 million, or the SCH Convertible Note, in exchange for the cancellation of all obligations under the Strathspey Crown Note. The SCH Convertible Note was converted in connection with the Closing of the Business Combination and SCH received shares of Common Stock at the Closing in satisfaction of the SCH Convertible Note.

Services Agreement with Strathspey Crown Limited

In August 2019, we entered into a services agreement, with Strathspey Crown Limited, an affiliate of SCH, or Strathspey Crown Limited, with an effective date of January 2019.

Pursuant to the services agreement, Strathspey Crown Limited provided us certain administrative and development support services, including certain general management, communication, human resources, office, rent and information technology services. We agreed to pay Strathspey Crown Limited an allocable share of the actual cost incurred by Strathspey Crown Limited in providing such services, plus a 10% markup, as well as an allocable share of Strathspey Crown Limited’s overhead expenses, including office rent, depreciation, maintenance, utilities and supplies. We terminated the services agreements with Strathspey Crown Limited in December 2021.

In each of 2019, 2020 and 2021, we paid $0.4 million, $0.6 million, and $0.1 million, respectively, in connection with the services agreement. For the year ended December 31, 2022 and the six months ended June 30, 2023, we paid $0 in connection with the services agreement.

SCH and Our Historical Relationship with Evolus

Prior to the February 2018 initial public offering of Evolus, a Delaware corporation whose common stock trades on the Nasdaq Global Market (Nasdaq: EOLS) (“Evolus”), Evolus was wholly owned by us. In connection with our acquisition of Evolus in 2013, we were a party to a stock purchase agreement and related tax indemnity agreement with SCH and Evolus, pursuant to which we were obligated to make certain contingent payments to the former stockholders of Evolus, or the Evolus Founders, and we issued a $20.0 million promissory note to the Evolus Founders. Since January 1, 2018, we did not make any payments to the Evolus Founders pursuant to the stock purchase agreement and promissory note, and all of our obligations under the stock purchase agreement, tax indemnity agreement and promissory note were assumed by Evolus upon completion of its initial public offering in February 2018.

In 2014, we acquired Clarion pursuant to a shareholders’ agreement. In 2016, the previous equity holders of Clarion exercised their option to unwind our acquisition of Clarion. As a result, we and SCH jointly and severally owe the previous equity holders of Clarion an unwind fee, or the Unwind Fee, of approximately $9.55 million. In November 2017, we entered into a side letter and guarantee agreement with SCH and Clarion, pursuant to which we agreed to cause Evolus to enter into an exclusive distribution agreement with Clarion and reaffirmed our obligation to pay the Unwind Fee. Pursuant to Evolus’ exclusive distribution agreement with Clarion, Clarion has agreed that certain payments made from Evolus directly to the previous equity holders of Clarion will be applied towards reducing the amount of Unwind Fee due by us and SCH. We and SCH were required to pay any unpaid amount of the Unwind Fee remaining on December 31, 2022, or earlier, if accelerated pursuant to certain acceleration events, including but not limited to a material default of obligations by Evolus under the distribution agreement, the termination of the distribution agreement, our or Evolus’ bankruptcy and the termination of the license and supply agreement between Evolus and Daewoong. On March 23, 2021, Evolus, Clarion, and Daewoong entered into an agreement to provide for Clarion to purchase Jeuveau directly from Daewoong. Our obligation to pay the Unwind Fee to the previous equity holders of Clarion was therefore cancelled.

In addition, we were a party to a stockholder agreement with Evolus, Dental Innovations BVBA, or Dental Innovations, solely in its capacity as collateral agent of the Note Facility and Longitude Venture Partners II, L.P., or Longitude, solely in its capacity as a holder of the note, that provided us with certain demand and piggyback registration rights with regards to our shares of Evolus, or the Bridge Note. Pursuant to our distribution of shares of Evolus in exchange for settlement of the convertible and bridge note financing, and in exchange for settlement of a portion of the Strathspey Crown Note, each of Dental Innovations, Alpha International Investment Ltd., or Alpha, and SCH were joined as stockholders to the stockholder agreement and were granted registration rights. In January 2020, in connection with the contribution of Evolus shares, Alphaeon 1 LLC was joined as a stockholder under the stockholder agreement and granted registration rights, and we ceased to be a party under the agreement.

SCH and the 2023 Tender Offer

In May 2023, SCH initiated a tender offer for its Class B Units, Class B2 Units, Class AA Units and Class AAA Units (the “SCH Tender Offer”). Pursuant to the terms of the SCH Tender Offer, holders of Class B Units could exchange each of their Class B Units for the following consideration: (1) $153.28 worth of the Ratio (as defined below) in the form of (i) shares of Common Stock held by SCH, valued at $10.00 per share, which are excepted from the restrictions on transfer set forth in Section 7.14 of our bylaws (“AEON Non-Lock-Up Shares”) and (ii) shares of common stock of Evolus, valued at $8.37 per share; (2) $298.33 worth of Common Stock held by SCH, valued at $10.00 per share, which are subject to restrictions on further transfer as set forth in Section 7.14 of our bylaws (“AEON Lock-Up Shares”); (3) $242.61 worth of shares of common stock of Alphaeon Credit, Inc., a Delaware corporation (“Alphaeon Credit”), valued at $37.94 per share; (4) a contractual right to receive $35.37 worth of shares of Common Stock held by SCH valued at $10.00 per share, if, on or before June 30, 2025, we have commenced a Phase 3 clinical study for the treatment of chronic or episodic migraine (the “AEON Phase 3 Milestone”); (5) a contractual right to receive $141.49 worth of shares of Common Stock held by SCH, valued at $10.00 per share, if, on or before November 30, 2026, we have received from the FDA acceptance for review of the Biologics License Application (BLA) submitted by us for the treatment of cervical dystonia (the “AEON Cervical Dystonia BLA Milestone”); (6) a contractual right to receive $247.60 worth of shares of Common Stock held by SCH, valued at $10.00 per share, if, on or before June 30, 2029, we have received from the FDA acceptance for review of the BLA submitted by us for the treatment of episodic migraine (the “AEON Episodic Migraine BLA Milestone”); (7) a contractual right to receive $141.49 worth of shares of Common Stock held by SCH, valued at $10.00 per share, if, on or before June 30, 2028, either (A) we have received from the FDA acceptance for review of the BLA submitted by us for the treatment of chronic migraine or (B) we have achieved the AEON Episodic Migraine BLA Milestone (the “AEON Chronic Migraine BLA Milestone”); and (8) an amount between $0.50 and $2.00 worth of AEON Lock-Up Shares based on certain side letters, pursuant to which the respective holders received certain contractual rights relating to investment participation and fee sharing, that such holders entered into with SCH upon original issuance of such Class B Units.

Pursuant to the terms of the SCH Tender Offer, holders of Class B2 Units could exchange each of their Class B2 Units for the following consideration: (1) $153.28 worth of the Ratio in the form of (i) AEON Non-Lock-Up Shares and (ii) shares of common stock of Evolus, valued at $8.37 per share; (2) $298.33 worth of AEON Lock-Up Shares; (3) $242.61 worth of shares of common stock of Alphaeon Credit, valued at $37.94 per share; (4) a contractual right to receive $35.37 worth of shares of Common Stock held by SCH, valued at $10.00 per share, if we have achieved the AEON Phase 3 Milestone; (5) a contractual right to receive $141.49 worth of shares of Common Stock held by SCH, valued at $10.00 per share, if we have achieved the AEON Cervical Dystonia BLA Milestone; (6) a contractual right to receive $247.60 worth of shares of Common Stock held by SCH, valued at $10.00 per share, if we have achieved the AEON Episodic Migraine BLA Milestone; and (7) a contractual right to receive $141.49 worth of shares of Common Stock held by SCH, valued at $10.00 per share, if we have achieved the AEON Chronic Migraine BLA Milestone;

Pursuant to the terms of the SCH Tender Offer, holders of Class AA Units could exchange each of their Class AA Units for the following consideration: (1) $291.96 worth of the Ratio in the form of (i) AEON Non-Lock-Up Shares and (ii) shares of common stock of Evolus, valued at $8.37 per share; (2) $568.24 worth of AEON Lock-Up Shares; (3) $462.12 worth of shares of common stock of Alphaeon Credit, valued at $37.94 per share; (4) a contractual right to receive $67.38 worth of shares of Common Stock held by SCH, valued at $10.00 per share, if we have achieved the AEON Phase 3 Milestone; (5) a contractual right to receive $269.50 worth of shares of Common Stock held by SCH, valued at $10.00 per share, if we have achieved the AEON Cervical Dystonia BLA Milestone; (6) a contractual right to receive $471.63 worth of shares of Common Stock held by SCH, valued at $10.00 per share, if we have achieved the AEON Episodic Migraine BLA Milestone; and (7) a contractual right to receive $269.50 worth of shares of our common stock held by SCH, valued at $10.00 per share, if we have achieved the AEON Chronic Migraine BLA Milestone;

Pursuant to the terms of the SCH Tender Offer, holders of Class AAA Units could exchange each of their Class AAA Units for the following consideration: (1) $559.58 worth of the Ratio in the form of (i) AEON Non-Lock-Up Shares and (ii) shares of common stock of Evolus, valued at $8.37 per share; (2) $1,089.13 worth of AEON Lock-Up Shares; (3) $885.73 worth of shares of common stock of Alphaeon Credit, valued at $37.94 per share; (4) a contractual right to receive $129.14 worth of shares of Common Stock held by SCH, valued at $10.00 per share, if we have achieved the AEON Phase 3 Milestone; (5) a contractual right to receive $516.55 worth of shares of Common Stock held by SCH, valued at $10.00 per share, if we have achieved the AEON Cervical Dystonia BLA Milestone; (6) a contractual right to receive $903.95 worth of shares of Common Stock held by SCH, valued at $10.00 per share, if we have achieved the AEON Episodic Migraine BLA Milestone; and (7) a contractual right to receive $516.55 worth of shares of Common Stock held by SCH, valued at $10.00 per share, if we have achieved the AEON Chronic Migraine BLA Milestone.

The “Ratio” of AEON Non-Lock-Up Shares and Evolus shares of common stock paid to any holder of Class B Units, Class B2 Units, Class AA Units or Class AAA Units pursuant to the SCH Tender Offer is to the ratio of SCH’s net holdings of AEON Non-Lock-Up Shares and Evolus common stock at a time certain and after having accounted for certain financial metrics of SCH.

Medytox Settlement Agreement

We entered into a settlement agreement with Medytox, or the Settlement Agreement, effective as of June 21, 2021, as amended on May 5, 2022. Pursuant to the Settlement Agreement, among other things, we agreed to enter into a share issuance agreement with Medytox pursuant to which we issued 26,680,511 shares of Old AEON common stock, par value $0.0001 per share, to Medytox, and we agreed to pay Medytox single-digit royalties on the net sales of licensed products for 15 years following our first $1.0 million in product sales. Because the shares of Old AEON common stock due to be issued to Medytox represented less than 10% of the Company’s total outstanding shares immediately prior to consummation of the Business Combination, referred to as the Target Ownership, the Company issued additional shares of Old AEON common stock to Medytox sufficient to cause Medytox to achieve the Target Ownership immediately prior to the Business Combination. For a further discussion of the Settlement Agreement, the Medytox Litigation, the Superior Court Litigation and the Korea Litigation, please see the section entitled “Risk Factors — Risks Related to Our Reliance on Third Parties — A material breach by us of the terms of our license and settlement agreement with Medytox could have a material adverse effect on our business.”

2019 Convertible Notes

In June 2019, we entered into a senior unsecured note purchase agreement, or the Note Purchase Agreement, with Dental Innovations, pursuant to which we issued and sold to Dental Innovations a promissory note, or the Original 2019 Note, with a principal amount of $5.0 million.

In December 2019, we entered into an amendment to the Note Purchase Agreement that provided for the exchange of the Original 2019 Note for a convertible promissory note with a principal amount of $5.0 million, which we refer to as the DI Note. We also issued and sold five additional convertible promissory notes, each with a principal amount of $1.0 million, including one to SCH and one to Vikram Malik, a member of our board of directors prior to completion of the Business Combination. We refer to these six convertible promissory notes collectively as the 2019 Convertible Notes. On July 22, 2022, the maturity dates of the 2019 Convertible Notes were extended until December 29, 2023, except with respect to the principal amounts of the notes held by Mr. Malik and three other individuals, which we agreed to pay on the original maturity dates and which were paid in the fourth quarter of 2022.

In January 2020, in connection with the distribution of the units of A1 to our stockholders, which is further described below under “—Divestiture Transactions,” each of the holders of our 2019 Convertible Notes were granted contingent warrants by A1 to purchase shares of Evolus from A1. The contingent warrants are exercisable at the option of the holder prior to our first underwritten public offering of common stock under the Securities Act or upon an event of default under the 2019 Convertible Notes. The 2019 Convertible Notes were concurrently amended to provide the noteholders the option, prior to the 2019 Convertible Notes’ conversion, to cancel a portion of the indebtedness represented by such noteholder’s 2019 Convertible Note and to receive a number of shares of Evolus from A1 having a market value equal to the value of such cancelled indebtedness, in lieu of automatic conversion of all of such noteholder’s 2019 Convertible Note into shares of old AEON common stock. The amount of cancelled indebtedness that can be so applied in exercise of the contingent warrant is capped as the ratio that the value of Evolus shares held by A1 bears to the combined value of (i) the Evolus shares held by A1 and (ii) our Company immediately prior to consummation of our first underwritten public offering of common stock under the Securities Act.

Further, in September 2020, in connection with the distributions of the units of Alphaeon Credit HoldCo LLC and Zelegent HoldCo LLC to our stockholders, each of the holders of our 2019 Convertible Notes were granted contingent warrants by Alphaeon Credit HoldCo LLC to purchase shares of Alphaeon Credit from Alphaeon Credit HoldCo LLC and by Zelegent HoldCo LLC to purchase shares of Zelegent, Inc. The contingent warrants are exercisable at the option of the holder prior to our first underwritten public offering of common stock under the Securities Act, or upon an event of default under the 2019 Convertible Notes. The 2019 Convertible Notes were concurrently amended to provide the noteholders the option, prior to the notes’ conversion, to cancel a portion of the indebtedness represented by such noteholder’s 2019 Convertible Note and receive a number of shares of Alphaeon Credit and/or Zelegent from Alphaeon Credit HoldCo LLC and by Zelegent HoldCo LLC having a market value equal to the value of such cancelled indebtedness, in lieu of automatic conversion of all of the noteholder’s 2019 Convertible Note into shares of Old AEON common stock. The principal amounts were revised down to reflect the value of the contingent warrants of Alphaeon Credit HoldCo LLC and Zelegent HoldCo LLC.

As of the Closing of the Business Combination, certain of the contingent warrants were exercised by the Company’s stockholders to reduce the Company’s convertible note obligations. As of immediately prior to the completion of the Business Combination, we had paid a total of $3,990,981.80 of principal to four of the holders of the 2019 Convertible Notes, and an aggregate principal amount of $5,986,491 of the 2019 Convertible Notes remained outstanding, in addition to the accrued interest on the 2019 Convertible Notes. Immediately prior to completion of the Business Combination, the 2019 Convertible Notes were fully converted into shares of Old AEON common stock and in exchange the holders of the 2019 Convertible Notes received their respective pro rata portion of the Merger Consideration (as defined in the Business Combination Agreement) upon completion of the Business Combination.

Daewoong Convertible Notes

In August 2020, we entered into a Convertible Promissory Note Purchase Agreement with Daewoong, or the Daewoong Purchase Agreement, pursuant to which we issued Daewoong two subordinated convertible promissory notes, or the 2020 Daewoong Convertible Notes, with an aggregate principal amount of $25.0 million. The 2020 Daewoong Convertible Notes have similar terms: one was issued on August 27, 2020 with a principal amount of $10.0 million and the other was issued on September 18, 2020 with a principal amount of $15.0 million. The 2020 Daewoong Convertible Notes were unsecured and subordinated to the Company’s 2019 Convertible Notes.

The 2020 Daewoong Convertible Notes bore interest daily at 3% per annum with semiannual compounding. Interest was paid in-kind by adding the accrued amount thereof to the principal amount on a semi-annual basis on June 30th and December 31st of each calendar year for so long as any principal amount remained outstanding (such paid in-kind interest, in the aggregate at any time, referred to as the PIK Principal).

In May 2021, the Daewoong Purchase Agreement was amended to provide for the issuance of an additional subordinated convertible promissory note by us to Daewoong at an initial principal amount of $5.0 million. The subordinated convertible promissory note was issued with terms similar to the two subordinated convertible promissory notes issued in 2020 (all such convertible promissory notes, the “Daewoong Convertible Notes”). The Daewoong Convertible Notes also provided Daewoong with certain information rights, which terminated upon completion of the Business Combination.

In addition, immediately prior to the Business Combination, all of the then outstanding principal amount and accrued and unpaid interest under the Daewoong Convertible Notes automatically converted into shares of Old AEON common stock. The number of shares of common stock issuable upon conversion of the Daewoong Convertible Notes was equal to (i) the outstanding principal amount (excluding PIK Principal) divided by $30.0 million and (ii) multiplied by the greater of (A) 11.99% of the pre-transaction shares of Old AEON, and (B) that number of shares having an aggregate value of $24.0 million immediately prior to the Business Combination based upon a price per share of such Old AEON common stock issued pursuant to the Business Combination; provided, however, that in no event was Daewoong’s ownership to exceed 18% of the pre-transaction shares of Old AEON after taking into account conversion of the Daewoong Convertible Notes.

In July 2022, we entered into a Convertible Promissory Note Purchase Agreement with Daewoong, or the 2022 Daewoong Purchase Agreement, pursuant to which we issued Daewoong a convertible promissory note, the 2022 Daewoong Convertible Note, with an aggregate principal amount of $30.0 million. The 2022 Daewoong Convertible Note was unsecured and co-senior with the Company’s 2019 Convertible Notes. Immediately prior to the Business Combination, the 2022 Daewoong Convertible Note was fully converted into shares of Old AEON common stock and in exchange Daewoong received a pro rata portion of the Merger Consideration upon completion of the Business Combination.

A1 Convertible Notes

In 2021 and 2022, Old AEON entered into a subordinated unsecured convertible note purchase agreement, or the Alphaeon Note Purchase Agreement, with A1, pursuant to which we issued and sold to A1 in December 2021, February 2022, and March 2022 four promissory notes, or the Original Alphaeon Notes, with an aggregate principal amount of $16.0 million. All of the units of A1 were later distributed to our stockholders, which resulted in SCH controlling A1. Our relationship with A1 is further discussed below under “—Divestiture Transactions.”

In March 2022, we entered into an amendment to the Alphaeon Note Purchase Agreement that removed a discount rate applicable in certain circumstances from the associated form of note. The Original Alphaeon Notes were subsequently amended to make the same change to discount rates to each of the previously outstanding notes. We also issued and sold three additional convertible promissory notes in April 2022, June 2022, and July 2022 under the Alphaeon Note Purchase Agreement, as amended, for an additional aggregate principal amount of $8.5 million. We refer to these convertible promissory notes, together with the Original Alphaeon Notes, as amended, collectively as the Alphaeon Convertible Notes. The Alphaeon Convertible Notes have a maturity date three years following their respective execution.

We have not paid any amount in principal or in interest in respect of the Alphaeon Convertible Notes, and an aggregate principal amount of $24.5 million of the Alphaeon Convertible Notes remains outstanding. Immediately prior to completion of the Business Combination, the Alphaeon Convertible Notes were fully converted into shares of Old AEON common stock and in exchange A1 received its pro rata portion of the Merger Consideration upon completion of the Business Combination.

The following table summarizes the aggregate principal amount of Alphaeon Convertible Notes issued to affiliates of holders of more than 5% of Old AEON’s capital stock, Old AEON’s directors, executive officers and entities affiliated with Old AEON’s executive officers and directors.

Noteholders	Aggregate Principal Amount
A1(1)	$24,500,000.00
(1)	A1 was affiliated with SCH, which was a holder in excess of 5% of Old AEON’s capital stock, and which had four overlapping board of directors members.

Divestiture Transactions

In January 2020, we distributed all of the units of A1 to our current stockholders on a one common unit or one preferred unit for one share of our Old AEON common stock or preferred stock, as applicable, basis. As a result of the distribution, we no longer hold any membership interests in A1.

In September 2020, we contributed our interest in Alphaeon Credit to Alphaeon Credit HoldCo LLC in exchange for all the interests in Alphaeon Credit HoldCo LLC. We then distributed all of the units of Alphaeon Credit HoldCo LLC to our current stockholders on a one common unit or one preferred unit for one share of our Old AEON common stock or preferred stock, as applicable, basis. As a result of the distribution, we no longer hold any membership interests in Alphaeon Credit HoldCo LLC and no longer hold any equity interest in Alphaeon Credit.

In September 2020, we contributed our interest in Zelegent, Inc. to Zelegent HoldCo LLC in exchange for all the interests in Zelegent HoldCo LLC. We then distributed all of the units of Zelegent HoldCo LLC to our current stockholders on a one common unit or one preferred unit for one share of our Old AEON common stock or preferred stock, as applicable, basis. As a result of the distribution, we no longer hold any membership interests in Zelegent HoldCo LLC and no longer hold any equity interest in Zelegent, Inc.

At the Closing of the Business Combination, the Alphaeon Convertible Notes converted into shares of Common Stock in AEON, which are subject to a one-year lock-up period, and the notes A1 purchased in connection with its Committed Financing Agreements converted into unlocked shares of Common Stock in AEON. A1 concurrently therewith distributed all of the shares of Common Stock in AEON to its members. As a result of the distribution, A1 no longer holds any membership interests in AEON.

Investors’ Rights Agreement

We were a party to an amended and restated investors’ rights agreement, or the Investors’ Rights Agreement, with SCH, other entities affiliated with certain of our directors, and certain of our directors. The Investors’ Rights Agreement granted rights to certain holders and also imposed certain affirmative obligations on us, including with respect to the furnishing of financial statements and information to the holders. As a result of the Business Combination, the rights set forth in the Investors’ Rights Agreement terminated.

Right of First Refusal and Co-Sale Rights

Under the Investors’ Rights Agreement, certain holders of Old AEON capital stock, including SCH, certain entities affiliated with certain of our directors, and certain of our directors had a right of first refusal and co-sale, in respect of certain sales of securities by us or certain transfers of securities by SCH or certain of our directors. The right of first refusal and co-sale terminated in connection with the completion of the Business Combination.

Voting Agreement

Pursuant to the Investors’ Rights Agreement, certain entities affiliated with certain of our directors had the right to designate one member of Old AEON’s board of directors and one board observer without voting rights to Old AEON’s board of directors, and each of Dental Innovations and SCH had the right to designate two members of Old AEON’s board of directors.

All such rights to designate directors for Old AEON’s board of directors or to appoint a board observer terminated upon completion of the Business Combination.

Indemnification Agreements

The certificate of incorporation will contain provisions limiting the liability of directors, and the bylaws will provide that we will indemnify each of AEON’s directors and officers to the fullest extent permitted under Delaware law. The certificate of incorporation and bylaws will also provide our Board with discretion to indemnify our employees and other agents when determined appropriate by our Board.

In addition, we have entered into or intend to enter into an indemnification agreement with each of our directors and executive officers, which will require us to indemnify them.

Stock Option Grants to Directors and Executive Officers

Old AEON granted stock options to its directors and executive officers, as more fully described in the section titled “Executive Compensation.”

Related Party Transactions Policy Following the Business Combination

Old AEON had a written related party transactions policy in place, which was in effect at the time of the transactions described above. Under Old AEON’s former related party transactions policy, the independent members of the board of directors were tasked with approving or ratifying related party transactions.

Following the Closing of the Business Combination, our Board adopted a related person transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which our company and a related person were or will be participants, the amount involved exceeds $120,000 in any fiscal year (or transactions involving lower amounts deemed to be material based on the facts and circumstances, which may be applicable given our status as an emerging growth company), and a related person had, has or will have a direct or indirect material interest. In reviewing and approving or rejecting any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, including, but not limited to whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, the extent of the related person’s interest in the transaction, and whether the conflicts of interest and corporate opportunity provisions of our Code of Conduct are taken into account.

PRINCIPAL STOCKHOLDERS

The following table sets forth information known to us regarding the beneficial ownership of our Common Stock immediately following consummation of the Transactions by:

●	each person who is the beneficial owner of more than 5% of the outstanding shares of our Common Stock;
●	each of our named executive officers and directors; and
●	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares.

The beneficial ownership of our Common Stock is based on 37,155,536 shares of our Common Stock issued and outstanding immediately following consummation of the Transactions.

Name and Address of Beneficial Owner	Number of Shares	% of Ownership
5% Holders
Priveterra Sponsor, LLC(1)	6,900,000	18.6%
Entities affiliated with Daewoong Pharmaceutical Co., Ltd.(2)	6,577,604	17.7%
Entities affiliated with Atalaya Capital Management LP(3)	3,675,000	9.9%
Polar Multi-Strategy Master Fund(4)	3,675,000	9.9%
Strathspey Crown Holdings Group, LLC(5)	2,031,773	5.5%
Directors and Executive Officers(6)
Jost Fischer(7)	81,009	*
Eric Carter(8)	14,908	*
Robert Palmisano(9)	6,900,000	18.6%
Shelley Thunen	—	—
Marc Forth(10)	1,357,502	3.7%
Peter Reynolds	—	—
Chad Oh(11)	101,581	*
Alex Wilson(12)	49,227	*
All directors and executive officers as a group (8 individuals)	8,501,817	22.9%
*	Less than one percent
(1)	The Sponsor is the record holder of the shares reported herein. Messr. Palmisano, along with two other individuals, has voting and investment discretion with respect to the common stock held of record by the Sponsor. 3,450,000 shares of Common Stock held by Priveterra Sponsor, LLC are subject to vesting conditions and potential forfeiture. The address of the Sponsor is 300 SE 2nd Street, Suite 6000, Fort Lauderdale, FL 33301.
(2)	Based on information included in a Schedule 13D filed on July 28, 2023 by Daewoong Co., Ltd. and Daewoong Pharmaceutical Co., Ltd. The address of each of the entities listed above is 644, Bongeunsa-ro, Gangnam-gu, Seoul, Republic of Korea, 06170.
(3)	Consists of (i) 3,100,000 shares of Common Stock held of record by ACM ARRT J LLC, which were acquired in connection with the Forward Purchase Agreements, (ii) 500,000 shares of Common Stock held of record by ACM ASOF VIII Secondary-C LP, which were acquired in connection with the New Money PIPE Subscription Agreements, and (iii) 75,000 shares of Common Stock held of record by Midtown Madison Management LLC, which were acquired in connection with certain services provided in connection with the Business Combination. The address of each of the entities listed above is One Rockefeller Plaza, 32nd Floor, New York, NY 10020.
(4)	Consists of (i) 3,175,000 shares of Common Stock held of record by Polar Multi-Strategy Master Fund (the “Polar Fund”), which were acquired in connection with the Forward Purchase Agreements and (ii) 500,000 shares of Common Stock held of record by the Polar Fund, which were acquired in connection with the New Money PIPE Subscription Agreements. The Polar Fund is under management by Polar Asset Management Partners Inc. (“PAMPI”). PAMPI serves as investment advisor of the Polar Fund and has control and discretion over the shares held by the Polar Fund. As such, PAMPI may be deemed the beneficial owner of the shares held by the Polar Fund. PAMPI disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest therein. The business address of the Polar Fund is c/o Polar Asset Management Partners Inc., 16 York Street, Suite 2900, Toronto, Ontario M5J 0E6, Canada.
(5)	Strathspey Crown Holdings Group, LLC, or SCH, is a wholly owned subsidiary of Strathspey Crown LLC. The address for SCH is 4040 MacArthur Boulevard, Suite 310, Newport Beach, CA 92660.
(6)	Unless otherwise noted, the business address applicable for this individual is 5 Park Plaza, Suite 1750, Irvine, CA 92614.
(7)	Consists of (i) 18,037 shares of Common Stock held of record by Mr. Fischer and (ii) 62,972 shares of Common Stock that would be issuable upon exercise of options exercisable as of or within 60 days of July 21, 2023.
(8)	Consists of 14,908 shares of Common Stock that would be issuable upon exercise of options held by Mr. Carter and exercisable as of or within 60 days of July 21, 2023.
(9)	The business address for Mr. Palmisano is 300 SE 2nd Street, Suite 600, Fort Lauderdale, FL 33301. 3,450,000 shares of Common Stock held by Priveterra Sponsor, LLC are subject to vesting conditions and potential forfeiture.
(10)	Consists of 1,357,502 shares of Common Stock that would be issuable upon exercise of options held by Mr. Forth and exercisable as of or within 60 days of July 21, 2023.
(11)	Consists of 101,581 shares of Common Stock that would be issuable upon exercise of options held by Dr. Oh and exercisable as of or within 60 days of July 21, 2023.
(12)	Consists of 49,227 shares of Common Stock that would be issuable upon exercise of options held by Mr. Wilson and exercisable as of or within 60 days of July 21, 2023.

REGISTERED HOLDERS

The Registered Holders listed in the table below may from time to time offer and sell any or all of the shares of our Common Stock and Warrants set forth below pursuant to this prospectus. When we refer to the “Registered Holders” in this prospectus, we refer to the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors and other permitted transferees that hold any of the Registered Holders’ interest in the shares of Common Stock and Warrants after the date of this prospectus.

The following table sets forth certain information provided by or on behalf of the Registered Holders concerning the our Common Stock and Warrants that may be offered from time to time by each Registered Holder pursuant to this prospectus. The Registered Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities after the date on which they provided us with information regarding their securities. Moreover, the securities identified below include only the securities being registered for resale and may not incorporate all shares deemed to be beneficially held by the Registered Holders. Any changed or new information given to us by the Registered Holders, including regarding the identity of, and the securities held by, each Registered Holder, will be set forth in a prospectus supplement or amendments to the registration statement of which this prospectus is a part, if and when necessary. A Registered Holder may sell all, some or none of such securities in this offering. See “Plan of Distribution.”

Percentage ownership is based on 37,155,536 shares of Common Stock outstanding as of July 21, 2023.

Other than as described below or elsewhere in this prospectus, none of the Registered Holders has any material relationship with us or any of our predecessors or affiliates.

	Securities Beneficially Owned prior to this Offering		Securities to be Sold in this Offering		Securities Beneficially Owned after this Offering
Name of Registered Holder	Shares of Common Stock	Warrants	Shares of Common Stock	Warrants	Shares of Common Stock	Percentage	Warrants	Percentage
Adelbert Stagg(1)(2)	188,819	—	188,819	—	—	—	—	—
Alexander Wilson(1)(3)	278,340	—	278,340	—	—	—	—	—
Alpha International Investment Ltd.(4)	1,221,153	—	1,221,153	—	—	—	—	—
Andrew Blumenfeld(1)(5)	38,591	—	38,591	—	—	—	—	—
Chad Oh(1)(6)	361,167	—	361,167	—	—	—	—	—
Christopher Reist(1)(7)	31,602	—	31,602	—	—	—	—	—
Daewoong Co., LTD.(8)	4,177,604	—	4,177,604	—	—	—	—	—
Daewoong Pharmaceutical Co. LTD.(1)	2,400,000	—	2,400,000	—	—	—	—	—
Dental Innovation Investment A BV(9)	422,646	—	422,646	—	—	—	—	—
Dental Innovations Apus Investment BV(10)	279,423	—	279,423	—	—	—	—	—
Eric Carter(1)(11)	20,809	—	20,809	—	—	—	—	—
Greg Brooks(1)(12)	115,616	—	115,616	—	—	—	—	—
Healthcare Ventures Holdings Limited(13)	303,076	—	303,076	—	—	—	—	—
HS Management, L.P.(14)	122,114	—	122,114	—	—	—	—	—
Jost Fischer(1)(15)	124,574	—	124,574	—	—	—	—	—
Longitude Venture Partners II, L.P.(16)	467,682	—	467,682	—	—	—	—	—
Marc Forth(1)(17)	2,441,394	—	2,441,394	—	—	—	—	—
Oleg Grodnensky(18)(19)	6,938,824	—	6,938,824	—	—	—	—	—
Priveterra Sponsor, LLC(19)	6,900,000	5,280,000	6,900,000	5,280,000	—	—	—	—
Richard Taketa(20)	92,649	—	92,649	—	—	—	—	—
Robert Grant(1)(21)	335,760	—	335,760	—	—	—	—	—
Robert Palmisano(19)	6,900,000	—	6,900,000	—	—	—	—	—
Shanghain Hengdan Investment L.P.(22)	63,498	—	63,498	—	—	—	—	—
Simone Blank(23)	137,793	—	137,793	—	—	—	—	—
Strathspey Crown Holdings Group, LLC(24)	2,031,773	—	2,031,773	—	—	—	—	—
Vikram Malik(25)(19)	7,087,014	—	7,087,014	—	—	—	—	—
PIPE Investors
ACM ASOF VIII Secondary-C LP	500,000	—	500,000	—	—	—	—	—
ACM ARRT J LLC	3,100,000	—	3,100,000	—	—	—	—	—
Baseer Kahn	100	—	100	—	—	—	—	—
Ed Inal	100	—	100	—	—	—	—	—
Jared Klumker	100	—	100	—	—	—	—	—
Jason Macleod	100	—	100	—	—	—	—	—
Jeff Romaine	100	—	100	—	—	—	—	—
Joe Tack	100	—	100	—	—	—	—	—
Michael Brown	100	—	100	—	—	—	—	—
Midtown Madison Management LLC(26)	75,000	—	75,000	—	—	—	—	—
Polar Multi-Strategy Master Fund	3,675,000	—	3,675,000	—	—	—	—	—
Rajesh Gutta	100	—	100	—	—	—	—	—
Tim Deng	100	—	100	—	—	—	—	—
Tony Das	100	—	100	—	—	—	—	—
Transferees of Strathspey Crown Holdings Group, LLC(27)
190 Canon, LLC	4,029	—	4,029	—	—	—	—	—
ABJR, LLC	30,831	—	30,831	—	—	—	—	—
Afya (Oxshott) Limited	840	—	840	—	—	—	—	—
Alisha Merlo	840	—	840	—	—	—	—	—
American Estate & Trust, LC FBO Andrew Russo IRA	1,611	—	1,611	—	—	—	—	—

	Securities Beneficially Owned prior to this Offering		Securities to be Sold in this Offering		Securities Beneficially Owned after this Offering
Name of Registered Holder	Shares of Common Stock	Warrants	Shares of Common Stock	Warrants	Shares of Common Stock	Percentage	Warrants	Percentage
Amy Wechsler	5,893	—	5,893	—	—	—	—	—
Andrew J Hepfinger	2,958	—	2,958	—	—	—	—	—
Anjul Oberai	1,681	—	1,681	—	—	—	—	—
Anthony Kameen	9,148	—	9,148	—	—	—	—	—
Anthony Seymour	838	—	838	—	—	—	—	—
Baseer Khan	4,835	—	4,835	—	—	—	—	—
BLCL Investments, LLC	4,202	—	4,202	—	—	—	—	—
Boliard Family Trust	4,455	—	4,455	—	—	—	—	—
Braden C. Stridde	4,063	—	4,063	—	—	—	—	—
Bradford Slutsky	4,029	—	4,029	—	—	—	—	—
Carl James Coleman	4,204	—	4,204	—	—	—	—	—
Catherine Durboraw and Daniel Carl Living Trust	4,204	—	4,204	—	—	—	—	—
Cathleen Greinke Living Trust 6/2/1999	1,681	—	1,681	—	—	—	—	—
Center for Plastic & Recon. Surg. Of Sacramento Inc. 401K Profit Sharing FBO	840	—	840	—	—	—	—	—
Chapman Ballard Rev Family Trust	4,455	—	4,455	—	—	—	—	—
Charles Kays	4,204	—	4,204	—	—	—	—	—
Clifford P. Clark III	840	—	840	—	—	—	—	—
Coffelt Family Living Trust	9,459	—	9,459	—	—	—	—	—
Cosmetic Solutions UK Ltd.	4,061	—	4,061	—	—	—	—	—
Craig R. Jolley	4,204	—	4,204	—	—	—	—	—
Curtis E. Jansen, DDS 401(K) Profit Sharing Plan	4,029	—	4,029	—	—	—	—	—
Cynthia Duncan	840	—	840	—	—	—	—	—
Daniel Durrie	5,297	—	5,297	—	—	—	—	—
Daniel Sindelar	4,029	—	4,029	—	—	—	—	—
Dave Martinez	53,469	—	53,469	—	—	—	—	—
David L. Abramson	2,164	—	2,164	—	—	—	—	—
David Larson	1,177	—	1,177	—	—	—	—	—
David Wallace	840	—	840	—	—	—	—	—
Donald Tillman	4,029	—	4,029	—	—	—	—	—
Doug Forman	420	—	420	—	—	—	—	—
Douglas M. Anderson Trust	4,512	—	4,512	—	—	—	—	—
Douglas Senderoff	16,647	—	16,647	—	—	—	—	—
Edward Britt Brockman	8,267	—	8,267	—	—	—	—	—
Ellie Jane Sharpe	420	—	420	—	—	—	—	—
Ernest Bravo	805	—	805	—	—	—	—	—
Eyehold BV	805	—	805	—	—	—	—	—
Eye-Lens PTE Ltd	4,204	—	4,204	—	—	—	—	—
Faatafa Jefferson	6,446	—	6,446	—	—	—	—	—
Frances Rotter	4,029	—	4,029	—	—	—	—	—
Frank Listi	1,681	—	1,681	—	—	—	—	—
Fred W. Hina Jr.	805	—	805	—	—	—	—	—
F Vigier Revocable Trust	3,363	—	3,363	—	—	—	—	—
Gary Foster	105,432	—	105,432	—	—	—	—	—
Giampaolo Gini	838	—	838	—	—	—	—	—
Gordon and Dona Crawford Trust UTD 8/23/77	56,069	—	56,069	—	—	—	—	—
Gregg F. Vignos	5	—	5	—	—	—	—	—
Gregg F. Vignos and Marjorie G. Vignos Living Trust	14	—	14	—	—	—	—	—
Gregory Buford	805	—	805	—	—	—	—	—
Gregory Keller	840	—	840	—	—	—	—	—
Guy Lewis	8,058	—	8,058	—	—	—	—	—
Hatem (Tim) Abou-Sayed	437	—	437	—	—	—	—	—
Haystack Holdings, LLC	6,446	—	6,446	—	—	—	—	—
Ines Verner Rashovksy	2,417	—	2,417	—	—	—	—	—
Inivest AG	4,061	—	4,061	—	—	—	—	—

	Securities Beneficially Owned prior to this Offering		Securities to be Sold in this Offering		Securities Beneficially Owned after this Offering
Name of Registered Holder	Shares of Common Stock	Warrants	Shares of Common Stock	Warrants	Shares of Common Stock	Percentage	Warrants	Percentage
Iradj Mahdavi	981	—	981	—	—	—	—	—
IRREVOCABLE TRUST FBO ANDREW KORNSTEIN	2,503	—	2,503	—	—	—	—	—
James Healy	12,612	—	12,612	—	—	—	—	—
James Wethe	420	—	420	—	—	—	—	—
Jamie M.Monroe Living Trust dated March 16, 2006	1,009	—	1,009	—	—	—	—	—
Jared Younger	4,287	—	4,287	—	—	—	—	—
J. Christopher Marmo	224,243	—	224,243	—	—	—	—	—
Jeff Healy	16,321	—	16,321	—	—	—	—	—
Jeffrey Hartog	4,133	—	4,133	—	—	—	—	—
Jeffrey S. Bobst	4,029	—	4,029	—	—	—	—	—
JMR Medical LLC	4,190	—	4,190	—	—	—	—	—
Joely Kaufman Janette	840	—	840	—	—	—	—	—
John Kois	4,204	—	4,204	—	—	—	—	—
John Munro	4,029	—	4,029	—	—	—	—	—
JoLyn Gibb	1,261	—	1,261	—	—	—	—	—
Junichi Torihata	8,408	—	8,408	—	—	—	—	—
Kouros Azar	1,261	—	1,261	—	—	—	—	—
Lance Albrechtsen	8,233	—	8,233	—	—	—	—	—
Lance Kugler	981	—	981	—	—	—	—	—
Larry Patterson	14,858	—	14,858	—	—	—	—	—
Lawless Investments PTY LTD ATF Michael Lawless Family Trust	1,611	—	1,611	—	—	—	—	—
Lawrence B. Katzen Revocable Trust	981	—	981	—	—	—	—	—
Lawrence Gray	16,840	—	16,840	—	—	—	—	—
Lawrence Spivack	1,765	—	1,765	—	—	—	—	—
Leslie Emmert-Buck	2,417	—	2,417	—	—	—	—	—
Lindstrom Family LP 2	5,297	—	5,297	—	—	—	—	—
Lion Crown Partners LLC	123,623	—	123,623	—	—	—	—	—
Lorrie Klein	9,668	—	9,668	—	—	—	—	—
Mandana Azar	838	—	838	—	—	—	—	—
Marie Hayag	4,061	—	4,061	—	—	—	—	—
Mark Law	840	—	840	—	—	—	—	—
Menkes Patterson Revocable Trust	1,611	—	1,611	—	—	—	—	—
Meredith (Griffin) Pearce	2,522	—	2,522	—	—	—	—	—
Michael S. Schwartz	967	—	967	—	—	—	—	—
Michael A. Pikos	4,029	—	4,029	—	—	—	—	—
Michael Stevens	5,481	—	5,481	—	—	—	—	—
Miles Amarino	805	—	805	—	—	—	—	—
Millennium Trust Company FBO Craig W. Herre IRA	4,029	—	4,029	—	—	—	—	—
MLPF&S FBO Bradley Dykstra IRA	4,029	—	4,029	—	—	—	—	—
Nancy Schlessinger Living Trust dated 3/11/97	4,204	—	4,204	—	—	—	—	—
Neal Sher	805	—	805	—	—	—	—	—
Neil Martin	805	—	805	—	—	—	—	—
New Direction IRA, Inc. FBO Michael Allen Stevens IRA	3,223	—	3,223	—	—	—	—	—
Nicholas Waughlock	2,449	—	2,449	—	—	—	—	—
Oyster Bay Investment Corp	2,417	—	2,417	—	—	—	—	—
Park Ave Aesthetic Surgery PC Profit Sharing Trust (Doug Senderoff)	5,297	—	5,297	—	—	—	—	—
Paul Glat	3,528	—	3,528	—	—	—	—	—
Peter Sneed	5,814	—	5,814	—	—	—	—	—
Philip Sonderman	6,198	—	6,198	—	—	—	—	—
Pilest Family Trust	840	—	840	—	—	—	—	—
Richard Korentager	840	—	840	—	—	—	—	—
Robert E. Grove	840	—	840	—	—	—	—	—
Robert Hayman Living Trust	8,058	—	8,058	—	—	—	—	—

	Securities Beneficially Owned prior to this Offering		Securities to be Sold in this Offering		Securities Beneficially Owned after this Offering
Name of Registered Holder	Shares of Common Stock	Warrants	Shares of Common Stock	Warrants	Shares of Common Stock	Percentage	Warrants	Percentage
Robert Irwin Oliver Jr.	840	—	840	—	—	—	—	—
Robert Margeas	4,029	—	4,029	—	—	—	—	—
Ronald E. Richardson, Jr.	4,029	—	4,029	—	—	—	—	—
Ronald Johnston	908	—	908	—	—	—	—	—
Ron Krueger	840	—	840	—	—	—	—	—
Saif Jaweed	840	—	840	—	—	—	—	—
SCF Investments LLC	19,620	—	19,620	—	—	—	—	—
Scott Baugh	8,460	—	8,460	—	—	—	—	—
Scott Baugh & Associates Retirement Trust	1,765	—	1,765	—	—	—	—	—
Scott Cannizzaro	112,105	—	112,105	—	—	—	—	—
Scott Goldberg Family Trust	4,203	—	4,203	—	—	—	—	—
Scott Perkins	4,204	—	4,204	—	—	—	—	—
Shahriar Mabourakh	2,522	—	2,522	—	—	—	—	—
Shareef Mahdavi	4,905	—	4,905	—	—	—	—	—
Sheldon L Peck & Angela A Peck Revocable Trust	4,029	—	4,029	—	—	—	—	—
Stephen F Brint	6,586	—	6,586	—	—	—	—	—
Stephen Wilmarth	2,802	—	2,802	—	—	—	—	—
Steven Rosenfeld	840	—	840	—	—	—	—	—
Steven Rotter	4,029	—	4,029	—	—	—	—	—
Strathspey Trust u/a/d 2007, Kathryn Grant (Seebold)	33,418	—	33,418	—	—	—	—	—
Studston Limited	4,061	—	4,061	—	—	—	—	—
Tack Family Trust	1,681	—	1,681	—	—	—	—	—
The Entrust Group Inc FBO Daniel Sindelar Louis Sindelar IRA#7230012896	4,028	—	4,028	—	—	—	—	—
The Glenn Goldberg Trust,DTD 7/27/2021	3,713	—	3,713	—	—	—	—	—
The Helen Theodora IRR Trust	12,893	—	12,893	—	—	—	—	—
The Patrick G. Theodora Childrens IRR Trust	3,868	—	3,868	—	—	—	—	—
The Patrick G. Theodora Family Trust	23,263	—	23,263	—	—	—	—	—
Thomas Tzikas	25,015	—	25,015	—	—	—	—	—
Thoroughbred Group, LLC	1,170	—	1,170	—	—	—	—	—
Timothy R. Herre	1,611	—	1,611	—	—	—	—	—
Tina Alster	4,204	—	4,204	—	—	—	—	—
Todd Snyder	805	—	805	—	—	—	—	—
Venture Spirit Capital, LLC	3,363	—	3,363	—	—	—	—	—
Vladimir Grigoryants	2,449	—	2,449	—	—	—	—	—
William A Blatchford	4,029	—	4,029	—	—	—	—	—
William R. Gentry IV	805	—	805	—	—	—	—	—
Wilmington Plastic Surgery (Mark Morgan)	8,913	—	8,913	—	—	—	—	—
Wong Family Income Trust	4,204	—	4,204	—	—	—	—	—
WRE Holdings, L.P.	1,095	—	1,095	—	—	—	—	—
(1)	These securities are subject to a contractual lock-up for one year following the Closing, subject to price- and time-based releases, as described under “Description of Our Securities.”
(2)	Consists of (i) 33,156 shares of Common Stock issuable upon settlement of restricted stock units and (ii) 155,663 shares of Common Stock issuable upon exercise of options outstanding as of July 21, 2023. Mr. Stagg is a consultant to AEON and served as the VP, Technical Operations and Regulatory of Old AEON until September 2022.
(3)	Consists of (i) 81,428 shares of Common Stock issuable upon settlement of restricted stock units and (ii) 196,912 shares of Common Stock issuable upon exercise of options outstanding as of July 21, 2023. Mr. Wilson is our EVP, Chief Legal Officer and Secretary and served as the General Counsel of Old AEON prior to the Closing.

(4)	Consists of 1,221,153 shares of Common Stock held of record by Alpha International Investment Ltd., of which 673,633 shares of Common Stock are subject to a contractual lock-up for one year following the Closing, subject to price- and time-based releases, as described under “Description of Our Securities.”
(5)	Consists of 38,591 shares of Common Stock issuable upon exercise of options outstanding as of July 21, 2023. Mr. Blumenfeld is a consultant to AEON.
(6)	Consists of (i) 100,428 shares of Common Stock issuable upon settlement of restricted stock units and (ii) 260,739 shares of Common Stock issuable upon exercise of options outstanding as of July 21, 2023. Dr. Oh is our Chief Medical Officer and served as the Chief Medical Officer of Old AEON prior to the Closing
(7)	Consists of 31,602 shares of Common Stock issuable upon exercise of options outstanding as of July 21, 2023. Mr. Reist is a consultant to AEON.
(8)	Consists of 4,177,604 shares of Common Stock held of record by Daewoong Co., LTD., of which 3,463,318 shares of Common Stock are subject to a contractual lock-up for one year following the Closing, subject to price- and time-based releases, as described under “Description of Our Securities.”
(9)	Consists of 394,745 shares of Common Stock held of record by Dental Innovation Investment A BV, of which 388,884 shares of Common Stock are subject to a contractual lock-up for one year following the Closing, subject to price- and time-based releases, as described under “Description of Our Securities.”
(10)	Consists of 260,977 shares of Common Stock held of record by Dental Innovations Apus Investment BV, of which 257,103 shares of Common Stock are subject to a contractual lock-up for one year following the Closing, subject to price- and time-based releases, as described under “Description of Our Securities.”
(11)	Consists of 20,809 shares of Common Stock issuable upon exercise of options outstanding as of July 21, 2023. Mr. Carter serves on the board of directors of AEON.
(12)	Consists of 115,616 shares of Common Stock issuable upon exercise of options outstanding as of July 21, 2023. Mr. Brooks is a consultant to AEON.
(13)	Consists of 303,076 shares of Common Stock held of record by Healthcare Ventures Holdings Limited, of which 166,953 shares of Common Stock are subject to a contractual lock-up for one year following the Closing, subject to price- and time-based releases, as described under “Description of Our Securities.”
(14)	Consists of 122,114 shares of Common Stock held of record by HS Management, L.P., of which 67,362 shares of Common Stock are subject to a contractual lock-up for one year following the Closing, subject to price- and time-based releases, as described under “Description of Our Securities.”
(15)	Consists of (A) (i) 60,764 shares of Common Stock issuable upon settlement of restricted stock units and (ii) 62,972 shares of Common Stock issuable upon exercise of options outstanding as of July 21, 2023 and (B) 838 shares of Common Stock received pursuant to the SCH Tender Offer, as described under “Certain Relationships and Related Party Transactions — Old AEON Related Party Transactions.” Mr. Fischer serves on our board of directors and served on the board of directors of Old AEON prior to the Closing.
(16)	Consists of 467,682 shares of Common Stock held of record by Longitude Venture Partners II, L.P., or LVP II, of which 280,743 shares of Common Stock are subject to a contractual lock-up for one year following the Closing, subject to price- and time-based releases, as described under “Description of Our Securities.” Longitude Capital Partners, II, LLC, or LCP II, is the general partner of LVP II, and may be deemed to have voting and dispositive power over our securities held by LVP II. Patrick G. Enright and Juliet Tammenoms Bakker are managing members of LCP II and may be deemed to share voting and dispositive power with respect to the shares held by LVP II. Each of LCP II, Mr. Enright and Ms. Tammenoms Bakker disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein.

(17)	Consists of (i) 279,855 shares of Common Stock issuable upon settlement of restricted stock units and (ii) 2,161,539 shares of Common Stock issuable upon exercise of options outstanding as of July 21, 2023. Mr. Forth is our Chief Executive Officer and serves on our board of directors and served as the Chief Executive Officer of Old AEON prior to the Closing.
(18)	Consists of 38,824 shares of Common Stock issuable upon exercise of options outstanding as of July 21, 2023, which are subject to a contractual lock-up for one year following the Closing, subject to price- and time-based releases, as described under “Description of Our Securities.” Mr. Grodnensky served as the Chief Operating Officer, Chief Financial Officer and Secretary of Priveterra prior to the Closing.
(19)	Consists of 6,900,000 shares of Common Stock held of record by Priveterra Sponsor, LLC. Each of Messrs. Grodnensky, Malik and Palmisano (the Chairman and Chief Executive Officer of Priveterra prior to the Closing) has voting and investment discretion with respect to such securities. 3,450,000 shares of Common Stock held by Priveterra Sponsor, LLC are subject to vesting conditions and potential forfeiture, as described under “Description of Our Securities.” The address of Priveterra Sponsor, LLC is 300 SE 2nd Street, Suite 6000, Fort Lauderdale, FL 33301.
(20)	Consists of (A) (i) 25,473 shares of Common Stock issuable upon settlement of restricted stock units and (ii) 62,972 shares of Common Stock issuable upon exercise of options outstanding as of July 21, 2023, which are subject to a contractual lock-up for one year following the Closing, subject to price- and time-based releases, as described under “Description of Our Securities” and (B) 4,204 shares of Common Stock received pursuant to the SCH Tender Offer, as described under “Certain Relationships and Related Party Transactions — Old AEON Related Party Transactions.” Mr. Taketa served on the board of directors of Old AEON prior to the Closing.
(21)	Consists of (i) 272,788 shares of Common Stock issuable upon settlement of restricted stock units and (ii) 62,972 shares of Common Stock issuable upon exercise of options outstanding as of July 21, 2023. Mr. Grant served on the board of directors of Old AEON prior to the Closing.
(22)	Consists of 63,498 shares of Common Stock held of record by Shanghain Hengdan Investment L.P., of which 35,028 shares of Common Stock are subject to a contractual lock-up for one year following the Closing, subject to price- and time-based releases, as described under “Description of Our Securities.”
(23)	Consists of (i) 35,221 shares of Common Stock issuable upon settlement of restricted stock units and (ii) 102,572 shares of Common Stock issuable upon exercise of options outstanding as of July 21, 2023. Ms. Blank served on the board of directors of Old AEON prior to the Closing.
(24)	Consists of 2,031,773 shares of Common Stock held of record by Strathspey Crown Holdings Group, LLC, of which 1,248,738 shares of Common Stock are subject to a contractual lock-up for one year following the Closing, subject to price- and time-based releases, as described under “Description of Our Securities.”
(25)	Consists of (i) 77,453 shares of Common Stock issuable upon settlement of restricted stock units and (ii) 109,561 shares of Common Stock issuable upon exercise of options outstanding as of July 21, 2023. Mr. Malik served on the board of directors of Old AEON and served as President and on the board of directors of Priveterra prior to the Closing.
(26)	These securities are subject to a contractual lock-up for 180 days following the Closing, pursuant to the New Money PIPE Subscription Agreement, by and between Priveterra and ACM ASOF VIII Secondary-C LP, as described under “Description of Our Securities.”
(27)	These securities were transferred pursuant to the SCH Tender Offer, as described under “Certain Relationships and Related Party Transactions — Old AEON Related Party Transactions.”

DESCRIPTION OF OUR SECURITIES

The following description summarizes some of the terms of our certificate of incorporation and bylaws and the DGCL, as well as the terms of our Warrants. This description is summarized from, and qualified in its entirety by reference to, our certificate of incorporation and bylaws and that certain Warrant Agreement, dated as of February 8, 2021, with Continental Stock Transfer & Trust Company, or the Warrant Agreement, each of which has been publicly filed with the SEC, as well as the relevant provisions of the DGCL.

General

Our purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. The certificate of incorporation authorizes the issuance of 501,000,000 shares, consisting of 500,000,000 shares of Common Stock, $0.0001 par value per share and 1,000,000 shares of preferred stock, $0.0001 par value, or Preferred Stock. As of the date of this prospectus, no shares of Preferred Stock are issued or outstanding. Unless our Board determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of Preferred Stock, the holders of our Common Stock possess all voting power for the election of directors and all other matters requiring stockholder action. Holders of Common Stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by our Board in accordance with applicable law. Any payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial conditions.

Liquidation, Dissolution and Winding Up

In the event of AEON’s voluntary or involuntary liquidation, dissolution or winding-up, the net assets of AEON will be distributed pro rata to the holders of our Common Stock, subject to the rights of the holders of Preferred Stock, if any.

Preemptive or Other Rights

There are no sinking fund provisions applicable to our Common Stock. Holders of shares of our Common Stock do not have subscription, redemption or conversion rights. All of the outstanding shares of Common Stock will be validly issued, fully paid and non-assessable. Each holder of Common Stock is subject to, and may be adversely affected by, the rights of the holders of any series of our Preferred Stock that we may designate and issue in the future.

Preferred Stock

The certificate of incorporation provides that shares of Preferred Stock may be issued from time to time in one or more series. Our Board will be authorized to fix designations to determine and fix the number of shares of such series and such powers, including voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and any qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series. Our Board will be able to, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of our Common Stock, which could have anti-takeover effects. The ability of our Board to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of AEON or the removal of existing management. We have no Preferred Stock currently outstanding.

Exclusive Jurisdiction of Certain Actions

Our certificate of incorporation and bylaws provide that: (i) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State court of the State of Delaware and any appellate court thereof will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or employees to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation and bylaws (including their interpretation, validity or enforceability); or (iv) any action asserting a claim governed by the internal affairs doctrine. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Stockholders cannot waive compliance with the Securities Act, the Exchange Act or any other federal securities laws or the rules and regulations thereunder. Unless we consent in writing to the selection of an alternate forum, the United States federal district courts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to these exclusive forum provisions. The forum selection provisions in our bylaws may limit our stockholders’ ability to litigate disputes with us in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, these forum selection provisions may impose additional litigation costs for stockholders who determine to pursue any such lawsuits against us.

Nothing in our certificate of incorporation or bylaws precludes stockholders that bring suit to enforce any liability or duty under Exchange Act from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law. Although our certificate of incorporation and bylaws contain the choice of forum provision described above, it is possible that a court could find that these provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such forum selection provisions as written in connection with claims arising under the Securities Act.

Dissenters’ Rights of Appraisals and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Transfer and Vesting Restrictions

Our bylaws provide that stockholders of Old AEON prior to the Closing are subject to certain restrictions on transfer with respect to the shares of Common Stock issued to them as part of the Merger Consideration, or the Lock-up Shares. Such restrictions began at Closing and end of the date that is the earlier of (A) one-year anniversary of the Closing, or (B) the date upon which there occurs the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the public stockholders of AEON having the right to exchange their Common Stock for cash, securities, or other property, except that (i) 50% of the shares held by stockholders of Old AEON who entered into a support agreement with Old AEON in connection with the Business Combination Agreement are subject to early release from the Lock-up if the volume weighted average price of Common Stock exceeds $12.50 per share for 20 trading days within any 30 trading-day period commencing at least 150 days following the closing of the Transactions and (ii) the remaining 50% of such shares held by such stockholders are subject to early release from the Lock-up if the volume weighted average price of Common Stock exceeds $15.00 for 20 trading days within any 30-trading day period beginning 150 days following the Closing Date.

The Sponsor Support Agreement also restricts the ability of the Sponsor to transfer Subject Priveterra Equity Securities (as defined in the Sponsor Support Agreement), called the Sponsor Lock-up, subject to certain permitted transfers (including transfers to Priveterra’s officers or directors, any affiliates or family members of any of Priveterra’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor or any employees of such affiliates), until the earliest of the one-year anniversary of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Sponsor Lock-Up Period”); provided, however, that (i) 50% of such shares held by the Sponsor are subject to early release from the Sponsor Lock-Up if the volume weighted average price of Common Stock exceeds $12.50 per share on the principal exchange on which Common Stock is then listed or quoted for any 20 trading days within any consecutive 30-trading day period commencing at least 150 days following the Closing Date; and (ii) the remaining 50% of such shares held by the Sponsor are subject to early release from the Sponsor Lock-Up if the volume weighted average price of Common Stock exceeds $15.00 per share on the principal exchange on which Common Stock is then listed or quoted for any for 20 trading days within any 30-trading day period commencing at least 150 days following the Closing Date. In addition, pursuant to the Sponsor Support Agreement, 50% of the Sponsor Shares (i.e., 3,450,000 Contingent Founder Shares) shall be subject to the restrictions set forth in the Sponsor Support Agreement. The Contingent Founder Shares shall, except as otherwise provided, become free of the provisions set forth in Section 2 of the Sponsor Support Agreement as follows: (i) the Migraine Phase 3 Contingent Founder Shares shall vest upon the achievement of the conditions for the issuance of the Migraine Phase 3 Contingent Consideration Shares on or prior to the Migraine Phase 3 Outside Date in accordance with the terms of Section 2.2(a)(i) of the Business Combination Agreement; (ii) the CD BLA Contingent Founder Shares shall vest upon the achievement of the conditions for the issuance of the CD BLA Contingent Consideration Shares on or prior to the CD BLA Outside Date in accordance with the terms of Section 2.2(a)(ii) of the Business Combination Agreement; and (iii) the Episodic/Chronic Migraine Contingent Founder Shares shall vest upon the earlier of (x) the achievement of the conditions for the issuance of the Episodic Migraine Contingent Consideration Shares on or before the Episodic Migraine Outside Date in accordance with the terms of Section 2.2(a)(iii) of the Business Combination Agreement, and (y) the achievement of the conditions for the issuance of the Chronic Migraine Contingent Consideration Shares on or before the Chronic Migraine Outside Date in accordance with the terms of Section 2.2(a)(iv) of the Business Combination Agreement.

The New Money PIPE Subscription Agreement also restricts the ability of Midtown Madison Management LLC, an affiliate of ACM ASOF VIII Secondary-C LP, to transfer its shares of Common Stock for a period of 180 calendar days immediately following the Closing.

Election of Directors and Vacancies

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances and subject to the certificate of incorporation, the number of directors of our Board shall be fixed from time to time by resolution duly adopted by the Board. The Board is divided into three classes, designated Class I, II and III, with Class I consisting of two directors and first up for re-election in 2024, Class II consisting of two directors and first up for re-election in 2025, and Class III consisting of one director and first up for re-election in 2026. Each class of directors will be elected by our stockholders upon the expiration of the applicable class’s three-year term.

Under our bylaws, except as otherwise provided by the certificate of incorporation, at all meetings of stockholders called for the election of directors, a plurality of the votes properly cast will be sufficient to elect such directors to our Board. Except as the DGCL may otherwise require and subject to the rights, if any, of the holders of any series of Preferred Stock, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in connection therewith, newly created directorships, death, resignation or disqualification, and any vacancies on our Board, including unfilled vacancies resulting from the removal of directors, may be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by a sole remaining director. All directors will hold office until the expiration of their respective terms of office and until their successors will have been elected and qualified. Subject to the rights, if any, of any series of Preferred Stock, any director may be removed from office only with cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of our voting stock then entitled to vote at an election of directors. A director elected or appointed to fill a vacancy resulting from the death, resignation or removal of a director or a newly created directorship will serve for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred.

Notwithstanding the foregoing provisions, any director elected pursuant to the right, if any, of the holders of Preferred Stock to elect additional directors under specified circumstances will serve for such term or terms and pursuant to such other provisions as specified in the relevant certificate of designations related to such Preferred Stock.

Quorum

The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person, or by remote communication, if applicable, or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law or provided by the certificate of incorporation. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum will not be present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) the holders of a majority of the voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, will have power to recess the meeting, or to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. At such recessed or adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Anti-Takeover Provisions

Certain provisions of our certificate of incorporation, bylaws, and laws of the State of Delaware, where we are incorporated, may delay, discourage or make more difficult a takeover attempt that a stockholder might consider in his, her or its best interest. These provisions may also adversely affect prevailing market prices for the Common Stock. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure AEON and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms. However, they also give our Board the power to discourage mergers that some stockholders may favor.

Among other things, the certificate of incorporation and bylaws (as amended from time to time):

●	permit the Board to issue shares of Preferred Stock, with any rights, preferences and privileges as they may designate;
●	provide that the number of directors of our Board may be changed only by resolution of our Board;
●	provide that, subject to the rights of any series of Preferred Stock to elect directors, directors may be removed only with cause by the holders of at least two-thirds of the voting power of all of AEON’s then-outstanding shares of voting stock entitled to vote at an election of directors;
●	provide that all vacancies, subject to the rights of any series of Preferred Stock, including newly created directorships, may, except as otherwise required by law, be filled exclusively by the affirmative vote of a majority of directors then in office, even if less than a quorum;
●	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;
●	provide that, subject to the rights of any series of Preferred Stock, special meetings of our stockholders may be called only by or at the direction of our Board, the chairperson of our Board, the Chief Executive Officer, or the President;
●	provide that our Board will be divided into three classes of directors, with the directors serving three-year terms (see the section titled “Management”), therefore making it more difficult for stockholders to change the composition of the board of directors; and
●	not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of Common Stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The combination of these provisions make it more difficult for the existing stockholders to replace our Board as well as for another party to obtain control of AEON by replacing our Board. Because our Board will have the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated Preferred Stock will make it possible for our Board to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change the control of AEON.

These provisions are intended to enhance the likelihood of continued stability in the composition of our Board and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock.

Certain Anti-Takeover Provisions of Delaware Law

We are subject to the provisions of Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with: a stockholder who owns 15% or more of the pertinent corporation’s outstanding voting stock (otherwise known as an “interested stockholder”), or an affiliate or associate of the interested stockholder, for three years following the date that the stockholder became an interested stockholder.

Per DGCL Section 203, “business combination” includes, among other things, a merger or sale of more than 10% of a corporation’s assets. However, Section 203 would not apply if:

●	the relevant board of directors approves either the business combination or the transaction that made the stockholder an “interested stockholder” prior to the date of the business combination or transaction, as applicable;
●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or
●	on or subsequent to the date of the business combination, such business combination is approved by our Board and authorized at an annual or special meeting of stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

These provisions may have the effect of delaying, deferring, or preventing changes in control of AEON.

Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not authorize cumulative voting.

Limitations on Liability and Indemnification of Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation provides that we will indemnify our officers and directors to the fullest extent authorized or permitted by applicable law. We have entered into agreements to indemnify our directors, executive officers and other employees as determined by the AEON. Under our bylaws, we are required to indemnify each of our directors and officers if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of ours or was serving at our request as a director, officer, employee or agent for another entity. We must indemnify our officers and directors against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of AEON, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. Our bylaws also require us to advance expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding, provided that such person undertakes to repay any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Corporate Opportunities

Our certificate of incorporation does not expressly renounce the doctrine of corporate opportunity.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our stock at the time of the transaction to which the action relates.

Redeemable Warrants

Public Warrants

There are currently outstanding an aggregate of 14,480,000 Warrants, of which 9,200,000 are held by public warrant holders, which entitle the holder to acquire Common Stock. As of the Closing, each whole Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time 30 days after the completion of the Business Combination, provided that we have an effective registration statement under the Securities Act covering the shares of Common Stock issuable upon exercise of the Warrants and a current prospectus relating to them is available (or we permit holders to exercise their Warrants on a cashless basis under the circumstances specified in the Warrant Agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the Warrant Agreement, a warrant holder may exercise its Warrants only for a whole number of shares of Common Stock. This means only a whole Warrant may be exercised at a given time by a warrant holder. No fractional Warrants will be issued upon separation of the units and only whole Warrants will trade. Accordingly, unless a holder purchases at least three units, such holder will not be able to receive or trade a whole Warrant. The Warrants will expire July 21, 2028 (five years after the completion of the Business Combination), at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any Common Stock pursuant to the exercise of a Warrant and will have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act with respect to the shares of Common Stock underlying the Warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration. No Warrant will be exercisable and we will not be obligated to issue a share of Common Stock upon exercise of a Warrant unless the shares of Common Stock issuable upon such Warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants.

In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Warrant. In the event that a registration statement is not effective for the exercised Warrants, the purchaser of a unit containing such Warrant will have paid the full purchase price for the unit solely for the share of Common Stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than fifteen (15) business days after the Closing, we will use commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of Common Stock issuable upon exercise of the Warrants. We will use commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of the Warrant Agreement. If a registration statement covering the shares of Common Stock issuable upon exercise of the Warrants is not effective by the sixtieth (60th) business day after the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when we have failed to maintain an effective registration statement covering the shares of Common Stock issuable upon exercise of the Warrants, exercise Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our shares of common stock are at the time of any exercise of a Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do so elect, we will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the Warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of Common Stock as reported for the ten trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of Warrants when the price per share of Common Stock Equals or exceeds $18.00

Once the Warrants become exercisable, we may redeem the outstanding Warrants:

●	in whole and not in part;
●	at a price of $0.01 per Warrant;
●	upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and
●	if, and only if, the closing price of Common Stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “— Redeemable Warrants — Public Warrants — Anti- Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

We will not redeem the Warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of Common Stock issuable upon exercise of the Warrants is then effective and a current prospectus relating to those shares of Common Stock is available throughout the 30-day redemption period. If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each warrant holder will be entitled to exercise his, her or its Warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “— Redeemable Warrants — Public Warrants — Anti-Dilution Adjustments”) as well as the $11.50 (for whole shares) Warrant exercise price after the redemption notice is issued.

Redemption of Warrants when the price per share of Common Stock equals or exceeds $10.00

Once the Warrants become exercisable, we may redeem the outstanding Warrants:

●	in whole and not in part;
●	at $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares to be determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of Common Stock except as otherwise described below;
●	if, and only if, the closing price of Common Stock equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “— Redeemable

Warrants — Public Warrants — Anti-Dilution Adjustments”) for any 20 trading days within the 30-trading day period ending on three trading days before we send the notice of redemption to the warrant holders; and
●	if the last sale price of Common Stock is less than $18.00 per share (as adjusted per share splits, share dividends, reorganizations, recapitalizations and the like) the Private Placement Warrants must also be concurrently called for redemption on the same terms (except as described below with respect to a holder’s ability to cashless exercise its Warrants) as the outstanding public Warrants, as described above.

Beginning on the date the notice of redemption is given until the Warrants are redeemed or exercised, holders may elect to exercise their Warrants on a cashless basis. The numbers in the table below represent the number of shares of Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of Common Stock on the corresponding redemption date (assuming holders elect to exercise their Warrants and such Warrants are not redeemed for $0.10 per Warrant), determined for these purposes based on volume weighted average price of Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant or the exercise price of a Warrant is adjusted as set forth under the heading “— Anti-Dilution Adjustments” below. If the number of shares issuable upon exercise of a Warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Warrant. If the exercise price of a Warrant is adjusted, in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a Warrant pursuant to such exercise price adjustment.

	Fair Market Value of Common Stock
Redemption Date (period to expiration of Warrants)	=/<10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	=/>18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable. For example, if the volume weighted average price of Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.277 shares of Common Stock for each whole Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.298 shares of Common Stock for each whole Warrant. In no event will the Warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of Common Stock per Warrant (subject to adjustment). Finally, as reflected in the table above, if the Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Common Stock.

This redemption feature differs from the typical Warrant redemption features used in other blank check offerings, which typically only provide for a redemption of Warrants for cash (other than the Private Placement Warrants) when the trading price for Common Stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding Warrants to be redeemed when Common Stock is trading at or above $10.00 per share, which may be at a time when the trading price of Common Stock is below the exercise price of the Warrants. We have established this redemption feature to provide the Company with the flexibility to redeem the Warrants without the Warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of Warrants when the price per share of Common Stock equals or exceeds $18.00.” Holders choosing to exercise their Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their Warrants based on an option pricing model with a fixed volatility input as of the date of this prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding Warrants, and therefore have certainty as to our capital structure as the Warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the redemption price to warrant holders if we choose to exercise this redemption right, which would allow us to quickly proceed with a redemption of the Warrants if we determine it is in our best interest to do so. As such, we would redeem the Warrants in this manner when we believe it is in our best interest to update our capital structure to remove the Warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the Warrants when Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because redemption would provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their Warrants on a cashless basis for the applicable number of shares. If we choose to redeem the Warrants when Common Stock is trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of Common Stock than they would have received if they had chosen to exercise their warrants for Common Stock if and when such Common Stock was trading at a price higher than the exercise price of $11.50.

No fractional shares of Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of Common Stock to be issued to the holder.

Redemption Procedures

A holder of a Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.9% (as specified by the holder) of Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of issued and outstanding shares of Common Stock is increased by a share dividend payable in Common Stock, or by a split-up of common stock or other similar event, then, on the effective date of such share dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Warrant will be increased in proportion to such increase in the issued and outstanding shares of common stock. A rights offering made to all or substantially all holders of Common Stock entitling holders to purchase Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of Common Stock) and (ii) one minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of shares of Common Stock during the ten (10) trading day period ending on the trading day prior to the first date on which Common Stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of Common Stock on account of such Common Stock (or other securities into which the Warrants are convertible), other than (a) as described above or (b) any cash dividends or cash distributions which, when combined on a per share basis with the per share amounts of all other cash dividends and cash distributions paid on Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution, does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of Common Stock issuable on exercise of each Warrant), then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value (as determined by our Board in good faith) of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of issued and outstanding shares of Common Stock is decreased by a consolidation, combination, reverse share split or reclassification of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Warrant will be decreased in proportion to such decrease in issued and outstanding shares of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the issued and outstanding shares of Common Stock (other than those described above or that solely affects the par value of such Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such an event, and if the registered holder of the Warrant properly exercises the Warrant within thirty days following public disclosure of such transaction pursuant to a Current Report on Form 8-K filed with the SEC, the Warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants.

The Warrants will be issued in registered form under a Warrant Agreement between Continental, as Warrant agent, and AEON as successor-by-merger to Priveterra. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, to amend the definition of “ordinary cash dividend” in certain circumstances, and to add or change any provisions that shall not adversely affect the rights of warrant holders under the Warrant Agreement. All other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then outstanding Public Warrants, and, solely with respect to any amendment to the terms of the Private Placement Warrants, at least 50% of the then outstanding Private Placement Warrants. You should review a copy of the Warrant Agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by good certified check or good bank draft payable to the warrant agent, for each share of Common Stock as to which the Warrant is being exercised (including any and all applicable taxes due in connection with the exercise of the Warrant). The warrant holders do not have the rights or privileges of holders of Common Stock, including voting rights, until they exercise their Warrants and receive Common Stock. After the issuance of Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of the number of shares of Common Stock to be issued to the warrant holder.

Private Placement Warrants

Except as described in this section, the 5,280,000 Private Placement Warrants held by the Sponsor have terms and provisions that are identical to those of the Public Warrants. The Private Placement Warrants (including Common Stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions, to Priveterra’s officers and directors, the Sponsor, or any of its or their respective permitted transferees) and the Private Placement Warrants will not be redeemable by us so long as they are held by the Sponsor, Priveterra’s officers or directors, or its or their respective permitted transferees (except as set forth in the Warrant Agreement). The Sponsor, Priveterra’s officers and directors, or its or their respective permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis. If the Private Placement Warrants are held by holders other than the Sponsor, Priveterra’s officers and directors, or its or their permitted transferees, the Private Placement Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

Except as described above regarding redemption procedures and cashless exercise in respect of the Warrants, if holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the excess of the “Sponsor fair market value” (as defined below) less the exercise price of the Warrants by (y) the Sponsor fair market value. For these purposes, the “Sponsor fair market value” will mean the average last reported closing price of Common Stock for the ten trading days ending on the third trading day prior to the date on which the notice of Warrant exercise is sent to the warrant agent.

Transfer Agent, Warrant Agent and Registrar

The transfer agent for our capital stock and the warrant agent for our Public Warrants and Private Placement Warrants is Continental Stock Transfer & Trust Company.

Listing of Common Stock and Warrants

Our Common Stock and our Public Warrants are listed on NYSE American under the symbols “AEON” and “AEON WS,” respectively.

PLAN OF DISTRIBUTION

The Registered Holders will pay all incremental selling expenses relating to the sale of their shares of Common Stock and Warrants, including underwriters’ commissions and discounts, brokerage fees, underwriter marketing costs and all reasonable fees and expenses of any legal counsel representing the Registered Holders. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of Common Stock and Warrants covered by this prospectus, including, without limitation, all registration and filing fees, printing and delivery fees, NYSE American listing fees and fees and expenses of our counsel and our accountants.

The shares of Common Stock and Warrants beneficially owned by the Registered Holders covered by this prospectus may be offered and sold from time to time by the Registered Holders. The term “Registered Holders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a Registered Holder as a gift, pledge, partnership distribution or other transfer. The Registered Holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then-current market price or in negotiated transactions. The Registered Holders may sell their shares of Common Stock and Warrants by one or more of, or a combination of, the following methods:

●	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
●	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	an over-the-counter distribution in accordance with the rules of NYSE American;
●	through trading plans entered into by a Registered Holder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;
●	to or through underwriters or broker-dealers;
●	in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;
●	in privately negotiated transactions;
●	in options transactions;
●	through a combination of any of the above methods of sale; or
●	any other method permitted pursuant to applicable law.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

A Registered Holder that is an entity may elect to make an in-kind distribution of Common Stock to its members, partners, stockholders or other equityholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus. To the extent that such members, partners, stockholders or other equityholders are not affiliates of ours, such members, partners, stockholders or other equityholders would thereby receive freely tradable shares of Common Stock pursuant to a distribution pursuant to the registration statement of which this prospectus forms a part.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the Registered Holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares of Common Stock in the course of hedging the positions they assume with Registered Holders. The Registered Holders may also sell shares of Common Stock short and redeliver the shares to close out such short positions. The Registered Holders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Registered Holders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

A Registered Holder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Registered Holder or borrowed from any Registered Holder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Registered Holder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Registered Holder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

In effecting sales, broker-dealers or agents engaged by the Registered Holders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Registered Holders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the Registered Holders and any broker-dealers who execute sales for the Registered Holders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Registered Holders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the Registered Holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the Registered Holders and their affiliates. In addition, we will make copies of this prospectus available to the Registered Holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Registered Holders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

A holder of Warrants may exercise its Warrants in accordance with the Warrant Agreement on or before the expiration date by surrendering, at the office of the warrant agent, Continental Stock Transfer & Trust Company, the certificate evidencing such Warrant, an election to purchase, properly completed and duly executed, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of the Warrant, subject to any applicable provisions relating to cashless exercises in accordance with the Warrant Agreement.

Under the Amended and Restated Registration Rights Agreement, we have agreed to indemnify the Registered Holders party thereto against certain liabilities that they may incur in connection with the sale of the securities registered hereunder, including liabilities under the Securities Act, and to contribute to payments that the Registered Holders may be required to make with respect thereto. In addition, we and the Registered Holders have agreed to indemnify any underwriter against certain liabilities related to the selling of the securities, including liabilities arising under the Securities Act.

We have agreed to maintain the effectiveness of the registration statement of which this prospectus is a part until (i), regarding the shares of common stock issued pursuant to the New Money PIPE Subscription Agreements, the earlier of (x) the date on which the holder ceases to hold any shares of Common Stock and (y) the first date on which the holder is able to sell all of its securities without restriction under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1), and (ii), regarding the shares being registered for resale in accordance with the terms of the Amended and Restated Registration Rights Agreement, the earlier of (x) the date on which the holder ceases to hold any shares of Common Stock or Warrants, (y) the first date on which the holder is able to sell all of its securities without restriction under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and (z) the fifth anniversary of the Closing.

LEGAL MATTERS

The validity of the shares of Common Stock and Warrants offered hereby will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California.

EXPERTS

The consolidated financial statements of Priveterra Acquisition Corp. (as restated) as of December 31, 2022 and 2021 and for the years then ended, included in this prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as stated in their report herein (which contains an explanatory paragraph relating to substantial doubt about the ability of Priveterra to continue as going concern, as described in Note 1 to the financial statements), appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of AEON Biopharma, Inc (“Old AEON”) at December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock and Warrants offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the shares of Common Stock and Warrants offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. The SEC maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

AEON BIOPHARMA, INC.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2022 and 2021 and as of June 30, 2023 (Unaudited)	F-3
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years Ended December 31, 2022 and 2021 and for the Three and Six Months Ended June 30, 2023 and 2022 (Unaudited)	F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 2022 and 2021 and for the Six Months Ended June 30, 2023 and 2022 (Unaudited)	F-5
Consolidated Statements of Convertible Preferred Stock and Deficit for the Years Ended December 31, 2022 and 2021 and for the Three and Six Months Ended June 30, 2023 and 2022 (Unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

PRIVETERRA ACQUISITION CORP.

Report Of Independent Registered Public Accounting Firm	F-32
Consolidated Balance Sheets as of December 31, 2022 (As Restated) and 2021	F-33
Consolidated Statements of Operations for the Year Ended December 31, 2022 (As Restated) and 2021	F-34
Consolidated Statements of Changes In Stockholders’ Deficit for the Year Ended December 31, 2022 (As Restated) And 2021	F-35
Consolidated Statements of Cash Flows for the Year Ended December 31, 2022 (As Restated) and 2021	F-36
Notes To Consolidated Financial Statements	F-37

Condensed Consolidated Balance Sheets as of June 30, 2023(unaudited) and December 31, 2022 (As Restated)	F-54
Unaudited Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2023 and 2022	F-55
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Deficit for the three and six months ended June 30, 2023 and 2022	F-56
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2023 and 2022	F-57
Notes to Unaudited Condensed Consolidated Financial Statements	F-58

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors of AEON Biopharma, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AEON Biopharma, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced recurring losses from operations, net capital deficiency, negative cash flows from operations since inception, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

Irvine, California

March 9, 2023

AEON BIOPHARMA, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	Years Ended
	December 31,		June 30,
	2022	2021	2023
			(unaudited)
ASSETS
Current assets:
Cash	$9,746	$5,128	$2,603
Prepaid expenses and other current assets	92	26	59
Total current assets	9,838	5,154	2,662
Property and equipment, net	431	193	382
Operating lease right-of-use asset	475	729	382
Other assets	34	360	34
Total assets	$10,778	$6,436	$3,460
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND DEFICIT
Current liabilities:
Accounts payable	$7,805	$1,192	$6,345
Accrued clinical trials expenses	2,051	2,246	5,099
Accrued compensation	1,112	1,066	1,591
Other accrued expenses	740	697	1,871
Current portion of convertible notes at fair value, including related party amount of $38,834, $11,162 and $39,103 at December 31, 2022 and 2021, and June 30, 2023 (unaudited), respectively	70,866	15,603	73,433
Total current liabilities	82,574	20,804	88,339
Convertible notes at fair value, including related party amount of $23,132, $35,751 and $26,018 at December 31, 2022 and 2021, and June 30, 2023 (unaudited), respectively	60,426	70,762	60,932
Operating lease liability	242	524	130
Other liabilities	—	221	—
Total liabilities	143,242	92,311	149,401
Commitments and contingencies
Convertible preferred stock issuable in series, $0.0001 par value; 44,666,035 shares authorized; 21,257,708 shares issued and outstanding at December 31, 2022 and 2021, and June 30, 2023 (unaudited); liquidation preference of $141,920 at December 31, 2022 and December 31, 2021, and June 30, 2023 (unaudited)	137,949	137,949	137,949
Stockholders’ Deficit:
AEON Biopharma, Inc. stockholders’ deficit:
Common stock, $0.0001 par value; 207,450,050 shares authorized; 138,848,177 shares issued and 138,825,356 shares outstanding at December 31, 2022 and 2021, and June 30, 2023 (unaudited)	14	14	14
Additional paid-in capital	187,348	187,348	204,384
Accumulated deficit	(474,839)	(422,283)	(507,857)
Treasury stock, at cost, 22,821 shares at December 31, 2022, 2021, and June 30, 2023 (unaudited)	(23)	(23)	(23)
Total AEON Biopharma, Inc. stockholders’ deficit	(287,500)	(234,944)	(303,482)
Non-controlling interest	17,087	11,120	19,592
Total deficit	(270,413)	(223,824)	(283,890)
Total liabilities, convertible preferred stock and deficit	$10,778	$6,436	$3,460

AEON BIOPHARMA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except per share data)

	Years Ended		Three Months Ended		Six Months Ended
	December 31,		June 30,		June 30,
	2022	2021	2023	2022	2023	2022

			(unaudited)		(unaudited)
Operating expenses:
Selling, general and administrative	$13,675	$11,153	$4,946	$3,189	$8,787	$5,734
Research and development	34,754	25,728	9,025	8,964	18,230	17,747
Litigation settlement	—	28,966	—	—	—	—
Total operating costs and expenses	48,429	65,847	13,971	12,153	27,017	23,481
Loss from operations	(48,429)	(65,847)	(13,971)	(12,153)	(27,017)	(23,481)
Other income (loss):
Change in fair value of convertible notes	(4,416)	795	(1,453)	9,657	(6,110)	15,928
Gain on cancellation of unwind fee	—	9,550	—	—	—	—
Other income (loss), net	289	(135)	45	(1)	109	—
Total other (loss) income	(4,127)	10,210	(1,408)	9,656	(6,001)	15,928
Loss before taxes	(52,556)	(55,637)	(15,379)	(2,497)	(33,018)	(7,553)
Income taxes	—	—	—	—	—	—
Loss and comprehensive loss	$(52,556)	$(55,637)	$(15,379)	$(2,497)	$(33,018)	$(7,553)
Basic and diluted net loss per share	$(0.38)	$(0.44)	$(0.11)	$(0.02)	$(0.24)	$(0.05)
Weighted average shares of common stock outstanding used to compute basic and diluted net loss per share	138,825,356	126,252,622	138,825,356	138,825,356	138,825,356	138,825,356

AEON BIOPHARMA, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands, except per share data)

	Years Ended		Six Months Ended
	December 31,		June 30,
	2022	2021	2023	2022

			(unaudited)
Cash flows from operating activities:
Net loss	$(52,556)	$(55,637)	$(33,018)	$(7,553)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	68	3	48	23
Gain on cancellation of unwind fee	—	(9,550)	—	—
Write-off of deferred offering costs	331	1,978	—	—
Stock-based compensation expense	5,892	5,220	2,505	3,151
Change in fair value of convertible notes	4,416	(795)	6,110	(15,928)
Litigation settlement, non-cash through the issuance equity	—	28,966	—	—
Other	(3)	(34)	—	(2)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(66)	182	33	(12)
Accounts payable	6,613	(898)	(1,460)	810
Accrued expenses and other liabilities	(105)	2,158	4,656	3,713
Other assets and liabilities	(174)	(26)	(17)	198
Net cash used in operating activities	(35,584)	(28,433)	(21,143)	(15,600)
Cash flows from investing activities:
Purchases of property and equipment	(306)	(170)	—	(69)
Net cash used in invesing activities	(306)	(170)	—	(69)
Cash flows from financing activities:
Proceeds from issuance of convertible notes	44,500	15,000	14,000	12,000
Payments for offering costs	—	(1,437)	—
Payment of note payable	(3,992)	—	—	—
Net cash provided by financing activities	40,508	13,563	14,000	12,000
Net increase (decrease) in cash	4,618	(15,040)	(7,143)	(3,669)
Cash at beginning of period	5,128	20,168	9,746	5,128
Cash at end of period	$9,746	$5,128	$2,603	$1,459
Supplemental disclosure of cash flow information:
Non-cash investing activities
Property and equipment assets obtained in exchange for accounts payable	$—	$27	$—	$—
Non-cash financing activities:
Issuance of common stock in connection with litigation settlement	$—	$28,966	$—	$—
Operating lease assets obtained in exchange for operating lease liabilities	$—	$747	$—	$—
Unpaid deferred offering costs	$—	$33	$—	$—

AEON BIOPHARMA, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND DEFICIT

(in thousands, except share data)

	Convertible				Additional				Non-
	Preferred Stock		Common Stock		Paid-in	Accumulated	Treasury Stock		Controlling	Total
	Shares	Amount	Shares	Amount	Capital	Deficit	Shares	Amount	Interest	Deficit
Balance as of January 1, 2021	21,257,708	$137,949	112,167,666	$11	$158,385	$(366,646)	(22,821)	$(23)	$5,039	$(203,234)
Net loss	—	—	—	—	—	(55,637)	—	—	—	(55,637)
Issuance of common stock in connection with litigation settlement	—	—	26,680,511	3	28,963	—	—	—	—	28,966
Stock-based compensation expense	—	—	—	—	—	—	—	—	6,081	6,081
Balance as of December 31, 2021	21,257,708	137,949	138,848,177	14	187,348	(422,283)	(22,821)	(23)	11,120	(223,824)
Net loss	—	—	—	—	—	(52,556)	—	—	—	(52,556)
Stock-based compensation expense	—	—	—	—	—	—	—	—	5,967	5,967
Balance as of December 31, 2022	21,257,708	137,949	138,848,177	14	187,348	(474,839)	(22,821)	(23)	17,087	(270,413)
Net loss	—	—	—	—	—	(17,639)	—	—	—	(17,639)
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,360	1,360
Balance as of March 31, 2023 (unaudited)	21,257,708	137,949	138,848,177	14	187,348	(492,478)	(22,821)	(23)	18,447	(286,692)
Net loss	—	—	—	—	—	(15,379)	—	—	—	(15,379)
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,145	1,145
Debt extinguishment due to warrant modification	—	—	—	—	17,036	—	—	—	—	17,036
Balance as of June 30, 2023 (unaudited)	21,257,708	$137,949	138,848,177	$14	$204,384	$(507,857)	(22,821)	$(23)	$19,592	$(283,890)
Balance as of December 31, 2021	21,257,708	$137,949	138,848,177	$14	$187,348	$(422,283)	(22,821)	$(23)	$11,120	$(223,824)
Net loss	—	—	—	—	—	(5,056)	—	—	—	(5,056)
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,429	1,429
Balance as of March 31, 2022 (unaudited)	21,257,708	137,949	138,848,177	14	187,348	(427,339)	(22,821)	(23)	12,549	(227,451)
Net loss	—	—	—	—	—	(2,497)	—	—	—	(2,497)
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,722	1,722
Balance as of June 30, 2022 (unaudited)	21,257,708	$137,949	138,848,177	$14	$187,348	$(429,836)	(22,821)	$(23)	$14,271	$(228,226)

AEON BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Organization

Description of Business

AEON Biopharma, Inc. (“AEON” or the “Company”) is a biopharmaceutical company focused on developing its proprietary botulinum toxin complex, ABP-450 (prabotulinumtoxinA) injection (“ABP-450”), for debilitating medical conditions. The Company was incorporated in Delaware in February 2012 under the name Alphaeon Corporation as a wholly owned subsidiary of Strathspey Crown Holdings Group, LLC (“SCH”). On December 18, 2019, the Company changed its name to “AEON Biopharma, Inc.” The Company is headquartered in Irvine, California.

On December 12, 2022, AEON and Priveterra (Nasdaq: PMGM), a special purpose acquisition company (SPAC), entered into a definitive business combination and merger agreement (the “Merger”). Upon closing of the proposed transaction, the combined company will operate as AEON Biopharma, Inc. and to list on the NYSE under the ticker symbol “AEON”. The merger closed on July 21, 2023. See Note 12 Subsequent Events.

Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern. The Company has experienced recurring losses from operations and has a net capital deficiency and negative cash flows from operations since its inception. As of December 31, 2022, the Company reported cash of $9.7 million and an accumulated deficit of $474.8 million. As of June 30, 2023, the Company reported cash of $2.6 million and an accumulated deficit of $507.9 million. The Company expects to incur losses for the foreseeable future. As a result of these conditions, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern and to meet its obligations as they become due within one year after the date that these consolidated financial statements are issued.

The Company expects to seek additional funding in the form of the Merger, equity financings or debt, however, there can be no assurance that such efforts will be successful or that, in the event that they are successful, the terms and conditions of such financing will be favorable. If the Company is unable to consummate the Merger or to secure additional funding when desired, the Company may need to delay the development, commercialization and marketing of its products and scale back its business and operations.

The preparation of these consolidated financial statements does not include any adjustments that may result from the outcome of this uncertainty. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of the Company’s liabilities and commitments in the normal course of business and does not include any adjustments to reflect the possible future effects of the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations. The audit report covering these accompanying consolidated financial statements includes an explanatory paragraph that describes conditions that raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s future operations are highly dependent on a combination of factors, including (1) the success of its research and development programs; (2) the timely and successful completion of any additional financing; (3) the development of competitive therapies by other biotechnology and pharmaceutical companies; (4) the Company’s ability to manage growth of the organization; (5) the Company’s ability to protect its technology and products; and, ultimately (6) regulatory approval and successful commercialization and market acceptance of its product candidates.

Note 2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its controlled subsidiaries.

Prior to September 30, 2020, the Company’s consolidated results included the results of the Company’s wholly-owned affiliate, Alphaeon Credit. See Note 3, “Contribution and Distribution of Affiliated Companies” for more information.

All intercompany transactions and balances have been eliminated from the consolidated financial statements.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of June 30, 2023, the consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2023 and 2022, convertible preferred stock and deficit and cash flows for the six months ended June 30, 2023 and 2022 and the related footnote disclosures are unaudited. These unaudited interim financial statements have been prepared in accordance with U.S. GAAP and, in management’s opinion, on a basis consistent with the audited financial statements and reflect all adjustments which only include normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2023 and its results of operations and comprehensive loss for the three and six months ended June 30, 2023 and 2022 and cash flows for the six months ended June 30, 2023 and 2022. The results for the three and six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or any other interim period.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes. The Company’s most significant estimates relate to the valuation of common stock and related stock-based compensation, the fair values of financial instruments and convertible notes, among others. Although the Company bases estimates on historical experience, knowledge of current events and actions it may undertake in the future, and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments over the carrying values of assets and liabilities, this process may result in actual results differing materially from those estimated amounts used in the preparation of the financial statements.

In December 2019, a novel strain of coronavirus, which causes COVID-19, was identified. Due to the rapid and global spread of the virus, on March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. To slow the proliferation of COVID-19, governments implemented extraordinary measures, which included the mandatory closure of businesses, restrictions on travel and gatherings, and quarantine and physical distancing requirements. Due to the COVID-19 pandemic, there has been uncertainty and disruption in the global economy and financial markets. There were no significant estimates contained in the preparation of the Company’s consolidated financial statements or impacts to the Company’s consolidated financial statements for the years ended December 31, 2022 and 2021 and for the six months ended June 30, 2023 and 2022 that were a result of the COVID-19 pandemic.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company provides segment financial information and results for its segments based on the segregation of revenues and expenses that its chief operating decision makers review for purposes of allocating resources and evaluating its financial performance.

As of December 31, 2022 and 2021 and June 30, 2023, the Company operates and manages its business as one operating and reportable segment.

Risk and Uncertainties

The Company is subject to risks common to early-stage companies in the pharmaceutical industry including, but not limited to, dependency on the clinical and commercial success of its current and any future product candidates, ability to obtain regulatory approval of its current and any future product candidates, the need for substantial additional financing to achieve its goals, uncertainty of broad adoption of its approved products, if any, by physicians and patients and significant competition.

The Company relies on Daewoong Pharmaceuticals Co., Ltd. (“Daewoong”), a South Korean pharmaceutical manufacturer, as an exclusive and sole supplier to manufacture the Company’s source material for product candidates. Any termination or loss of significant rights, including exclusivity, under the Company’s license and supply agreement with Daewoong (the “Daewoong

Agreement”) would materially and adversely affect the Company’s commercialization of its products. See Note 7, “Commitments and Contingencies” for a discussion of the Daewoong Agreement.

Any ongoing direct or indirect impact of COVID-19 on the Company’s business, results of operations and financial condition, including clinical trials delays and costs, will depend on future developments that are highly uncertain, including any new outbreaks of COVID-19 and the actions taken to contain them, as well as the economic impact on local, regional, national and international markets.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. The cost of property and equipment is depreciated over the estimated useful lives of the respective assets. The Company’s furniture and fixtures are depreciated on a straight-line basis over a period of seven years. Equipment is depreciated over a useful life of three years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the related lease term. Property and equipment, net, as of December 31, 2022 and June 30, 2023 are as follows (in thousands):

			June 30,
	December 31,		2023
	2022	2021	(unaudited)
Furniture and fixtures	$199	130	$199
Equipment	237	—	$237
Leasehold improvements	66	66	$66
Property and equipment	502	196	502
Accumulated depreciation	(71)	(3)	(120)
Property and equipment, net	$431	$193	$382

Deferred Initial Public Offering Costs and 2022 Definitive Business Combination Agreement and Merger Costs

Specific incremental legal fees, accounting fees and other fees directly attributable to a proposed or actual offering of securities are deferred and charged against the gross proceeds of the offering or are expensed as incurred. In the event the planned offering does not occur, the deferred offering costs would be expensed. As of January 1, 2021, the Company had $0.8 million of capitalized offering cost. During 2021, the Company incurred additional offering costs of $1.5 million and wrote off $2.0 million of offering costs. As of December 31, 2021, the Company had $0.3 million of capitalized offering costs. During 2022, the Company did not incur any offering costs and wrote-off $0.3 million of offering costs. During the six months ended June 30, 2022, the Company did not incur any offering costs. As of December 31, 2022 and June 30, 2023, capitalized offering costs were $0. During the year ended December 31, 2022, the Company incurred and recorded as selling, general and administrative expenses $3.0 million related to the definitive business combination agreement and Merger. During the three and six months ended June 30, 2023, the Company incurred and recorded as selling, general and administrative expenses $2.6 million and $3.5 million, respectively, related to the definitive business combination agreement and Merger. See Note 1, Organization, Description of Business.

Fair Value Option

The Company elects to account for its convertible promissory notes, which meet the required criteria, at fair value at inception and at each subsequent reporting date. Subsequent changes in fair value are recorded as a component of non-operating loss in the consolidated statements of operations and comprehensive loss or as a component of other comprehensive loss for changes related to instrument-specific credit risk. As a result of electing the fair value option, direct costs and fees related to the convertible promissory notes are expensed as incurred.

Investments

The Company’s equity investments are accounted for under the equity method of accounting when the Company can exert significant influence and the Company’s ownership interest does not exceed 50%. The Company initially records equity method investments at cost and adjusts for the appropriate share of investee net earnings or losses.

Convertible Preferred Stock

The Company records convertible preferred stock at their respective issuance price, less issuance costs on the dates of issuance. The convertible preferred stock is classified outside of permanent equity as temporary equity in the accompanying consolidated balance sheets. Although the convertible preferred stock is not redeemable, upon certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer of control of the Company, holders of the convertible preferred stock may have the right to receive their liquidation preference to any distribution of the proceeds under the terms of the Company’s amended and restated certificate of incorporation. The Company has not adjusted the carrying values of the convertible preferred stock to the liquidation preferences of such shares since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values will be made only when it becomes probable that such redemption will occur.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair value measurements are based on a three-tiered valuation hierarchy, which is classified and disclosed by the Company in one of the three categories as follows:

•	Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
•

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly, or can be corroborated by observable market data for substantially the full term of the asset or liability; and

•	Level 3 — Prices or valuation techniques that require unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Leases

The Company determines whether a contract is, or contains, a lease at inception. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset during the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at lease commencement based upon the estimated present value of unpaid lease payments over the lease term using the Company’s incremental borrowing rate applicable to the underlying asset unless the implicit rate is readily determinable. The Company determines the lease term as the noncancellable period of the lease, and may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Leases with a term of 12 months or less are not recognized on the balance sheets.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses consist primarily of costs associated with clinical studies including clinical trial design, clinical site reimbursement, data management, travel expenses and the cost of products used for clinical trials and internal and external costs associated with the Company’s regulatory compliance and quality assurance functions, including the costs of outside consultants and contractors that assist in the process of submitting and maintaining regulatory filings, and overhead costs. Additionally, research and development expenses include employee compensation, including stock-based compensation, supplies, consulting, prototyping, testing, materials, travel expenses and an allocation of facility overhead expenses. Costs incurred in obtaining technology licenses are charged to research and development expense as acquired in-process research and development if the technology licensed has not reached technological feasibility and has no alternative future use.

The Company accrues the expenses for its clinical trial activities performed by third parties, including clinical research organizations and other service providers, based upon estimates of the work completed over the life of the individual study in accordance with associated agreements. The Company determines these estimates through discussion with internal personnel and outside service providers as to progress or stage of completion of trials or services pursuant to contracts with clinical research organizations and other service providers and the agreed-upon fee to be paid for such services. Payments made to outside service providers in advance of the performance of the related services are recorded as prepaid expenses and other current assets until the services are rendered. There have been no material adjustments to the Company’s accrued estimates for clinical trial activities through December 31, 2022 and June 30, 2023.

Stock-Based Compensation

The Company recognizes compensation expense for all share-based awards. The Company accounts for stock-based compensation as measured at grant date, based on the fair value of the award. The Company measures the fair value of awards granted using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including the estimated fair value of common stock, the expected volatility of the Company’s common stock, expected risk-free interest rate, and the option’s expected life. The Company also evaluates the impact of modifications made to the original terms of equity awards when they occur.

The fair value of equity awards that are expected to vest is amortized on a straight-line basis over the requisite service period. Stock-based compensation expense is recognized net of actual forfeitures when they occur, as an increase to additional paid-in capital or noncontrolling interest in the consolidated balance sheets and in selling, general and administrative or research and development expenses in the consolidated statements of operations and comprehensive loss. All stock-based compensation costs are recorded in the consolidated statements of operations and comprehensive loss based upon the underlying employee’s role within the Company.

Noncontrolling Interest

ABP Sub Inc., the Company’s wholly owned subsidiary, grants stock options to certain employees and nonemployee consultants of ABP Sub Inc. The Company accounts for stock-based compensation expense recognized by ABP Sub Inc. as an increase in noncontrolling interest in the accompanying consolidated financial statements. See Note 11, “Share-based Compensation” for more information.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax basis of the Company’s assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards and are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized.

The Company records uncertain tax positions on the basis of a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of operations and comprehensive loss. Any accrued interest and penalties related to uncertain tax positions will be reflected as a liability in the balance sheet.

Net Loss Per Share Attributable to Common Stockholders

The Company calculates basic and diluted net loss per share to common stockholders in conformity with the two-class method required for companies with participating securities. The Company considers all series of convertible preferred stock to be participating securities as they participate in any dividends declared by the Company. Under the two-class method, undistributed earnings allocated to these participating stockholders are subtracted from net income in determining net income attributable to common stockholders. Net loss attributable to common stockholders is not allocated to convertible preferred stock as the holders of convertible preferred stock do not have a contractual obligation to share in losses.

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period, without consideration for potentially dilutive shares of common stock. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock and potentially dilutive securities outstanding for the period using the “treasury stock,” “if converted” or “two-class” method if their inclusion would have been anti-dilutive. For purposes of the diluted net loss per share calculation, convertible preferred stock, warrants, convertible notes and common stock options are considered as potentially dilutive securities.

Since the Company was in a loss position for the three and six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, basic net loss per share is the same as diluted net loss per share as the inclusion of all potentially dilutive common shares was anti-dilutive.

Basic and diluted net loss per share for the year ended December 31, 2021 was calculated as follows (in thousands, except share and per share amounts):

Year ended December 31, 2021
Net loss available to AEON common stockholders	$(55,637)
Weighted average common shares outstanding, basic and diluted	126,252,622
Net loss per share attributable to AEON common stockholders, basic and diluted	$(0.44)

Basic and diluted net loss per share for the year end December 31, 2022 was calculated as follows (in thousands, except share and per share amounts):

Year Ended December 31, 2022
Net loss available to AEON common stockholders	$(52,556)
Weighted average common shares outstanding, basic and diluted	138,825,356
Net loss per share attributable to AEON common stockholders, basic and diluted	$(0.38)

Basic and diluted net loss per share for the three months ended June 30, 2022 was calculated as follows (in thousands, except share and per share amounts):

Three Months Ended June 30, 2022 (unaudited)
Net loss available to AEON common stockholders	$(2,497)
Weighted average common shares outstanding, basic and diluted	138,825,356
Net loss per share attributable to AEON common stockholders, basic and diluted	$(0.02)

Basic and diluted net loss per share for the three months ended June 30, 2023 was calculated as follows (in thousands, except share and per share amounts):

Three Months Ended June 30, 2023 (unaudited)
Net loss available to AEON common stockholders	$(15,379)
Weighted average common shares outstanding, basic and diluted	138,825,356
Net loss per share attributable to AEON common stockholders, basic and diluted	$(0.11)

Basic and diluted net loss per share for the six months ended June 30, 2022 was calculated as follows (in thousands, except share and per share amounts):

Six Months Ended June 30, 2022 (unaudited)
Net loss available to AEON common stockholders	$(7,553)
Weighted average common shares outstanding, basic and diluted	138,825,356
Net loss per share attributable to AEON common stockholders, basic and diluted	$(0.05)

Basic and diluted net loss per share for the six months ended June 30, 2023 was calculated as follows (in thousands, except share and per share amounts):

Six Months Ended June 30, 2023 (unaudited)
Net loss available to AEON common stockholders	$(33,018)
Weighted average common shares outstanding, basic and diluted	138,825,356
Net loss per share attributable to AEON common stockholders, basic and diluted.	$(0.24)

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted average shares outstanding because such securities have an anti-dilutive impact:

			June 30,
	December 31,		(unaudited)
	2022	2021	2023	2022
Convertible preferred stock outstanding	21,257,708	21,257,708	21,257,708	21,257,708
Convertible preferred stock warrants outstanding	342,011	342,011	—	342,011
Common stock options	9,694,890	10,516,525	9,694,890	10,516,525
Restricted Stock Units	—	—	1,169,366	—
	31,294,609	32,116,244	32,121,964	32,116,244

Contingencies

The Company may be, from time to time, a party to various disputes and claims arising from normal business activities. The Company continually assesses litigation to determine if an unfavorable outcome would lead to a probable loss or reasonably possible loss which could be estimated. The Company accrues for all contingencies at the earliest date at which the Company deems it probable that a liability has been incurred and the amount of such liability can be reasonably estimated. If the estimate of a probable loss is a range and no amount within the range is more likely than another, the Company accrues the minimum of the range. In the cases where the Company believes that a reasonably possible loss exists, the Company discloses the facts and circumstances of the litigation, including an estimable range, if possible.

Recently Adopted Accounting Standards

In June 2016, the FASB issued an accounting standards update (ASU 2016-13) that amended the guidance on the measurement of credit losses on financial instruments. The guidance amended the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain financial instruments. In November 2019, the FASB issued an update to the guidance to defer the effective date for all entities except SEC filers that are not smaller reporting companies to fiscal years beginning after December 15, 2022, including interim periods within those years. The Company adopted this standard on January 1, 2023. The adoption of this standard did not have an impact on the Company’s consolidated financial statements or related disclosures.

In August 2020, the FASB issued Accounting Standards Update (ASU 2020-06) that simplified the accounting for certain financial instruments with characteristics of liabilities and equity by reducing the number of accounting models for convertible debt and convertible preferred stock instruments. It also amended the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modified how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. The Company adopted this standard on January 1, 2023. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

New Accounting Standards Not Yet Adopted

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the Securities and Exchange Commission (the “SEC”) did not, or are not believed by management to, have a material impact on the Company’s financial position, results of operations or cash flows.

Note 3.     Contribution and Distribution of Affiliated Companies

In January 2020, the Company formed a wholly owned subsidiary, named Alphaeon 1 LLC (A1). The Company’s Board of Directors approved the contribution of its equity method interest in Evolus, Inc., which was a wholly owned subsidiary of the Company prior to Evolus’ completion of an initial public offering (“IPO”) in February 2018, to A1. At the time of this contribution, the Company owned 8,662,346 shares of Evolus, representing approximately 26% of the outstanding shares of Evolus. The Company then distributed all of the units of A1 to its current stockholders on a one common unit or one preferred unit for one share of its common stock or preferred stock, as applicable, basis. In connection with the distribution of the units of A1 to the Company’s stockholders, each of the holders of the Company’s 2019 Convertible Notes were granted contingent warrants by A1 to purchase shares of Evolus from A1. See Note 4, “Related Party Transactions” for further discussion.

As a result of the distribution, the Company no longer holds any membership interests in A1 nor any equity interest in Evolus. The Company derecognized the equity investment in Evolus from its balance sheet in January 2020 at the carrying value, which was the fair value. Upon the concurrent distribution to its current stockholders, the Company recorded an in-kind dividend of $105.8 million for the value equal to the fair value of the equity investment in Evolus.

In September 2020, the Company formed Alphaeon Credit HoldCo LLC (AC HoldCo) and contributed all of its stock in Alphaeon Credit to AC HoldCo in exchange for all the interests in AC HoldCo, which the Company then distributed to its stockholders, pro-rata. At the time of this contribution, the Company owned 100% of the outstanding stock of Alphaeon Credit. In connection with the contribution and distribution, AC HoldCo issued to the holders of the 2019 Convertible Notes a contingent warrant to purchase, upon a qualifying listing (defined as the Company’s first underwritten public offering) or an event of default, the common stock of Alphaeon Credit. See Note 4, “Related Party Transactions” for further discussion. As a result, the Company no longer holds any interest in Alphaeon Credit or AC HoldCo.

In September 2020, the Company formed Zelegent HoldCo LLC (Z HoldCo) and contributed all of its equity investment in Zelegent, Inc. (Zelegent), a privately held clinical trial stage medical device manufacturer focusing on creating tools to treat disorders, to Z HoldCo in exchange for all the interests in Z HoldCo, which the Company then distributed to its shareholders, pro-rata. At the time of this contribution, the Company had approximately a 35% ownership interest in Zelegent. In connection with the contribution and distribution, Z HoldCo issued to the holders of the 2019 Convertible Notes a contingent warrant to purchase, upon a qualifying listing (defined as the Company’s first underwritten public offering) or event of default, the common stock of Zelegent. See Note 4, “Related Party Transactions” for further discussion. As a result, the Company no longer holds any equity interest in Zelegent or Z HoldCo.

The Company derecognized the assets and liabilities of Alphaeon Credit and the equity investment in Zelegent from its consolidated balance sheet effective September 30, 2020 at the carrying value. Upon the concurrent distribution to its current stockholders of its interests in AC HoldCo and Z HoldCo, the Company recorded an in-kind dividend of $2.5 million for the value equal to the carrying amount of its investments in Alphaeon Credit and Zelegent.

On December 12, 2022, Priveterra and AEON executed the Business Combination Agreement. Concurrent with the execution of the Business Combination Agreement, Priveterra also entered into the Sponsor Support Agreement, the AEON Stockholder Support Agreement and the AEON Noteholder Support Agreement, in each case, with the applicable other parties thereto.

Note 4.    Related Party Transactions

2019 Debt Financings

In June 2019, the Company entered into a senior unsecured note purchase agreement (the “Original 2019 Note Purchase Agreement”), with Dental Innovations, pursuant to which the Company issued Dental Innovations a promissory note (the “Original 2019 Note”) with a principal amount of $5.0 million. Pursuant to the terms of the Original 2019 Note, the Company was required to repay a total of $8.75 million, representing all principal and interest owed, upon the earliest to occur of (i) June 19, 2022, (ii) Dental Innovations’ demand for repayment following the Company’s completion of an initial public offering and (iii) the Company’s election to repay the Original 2019 Note in full.

Under the Original 2019 Note Purchase Agreement, Dental Innovations committed to purchase from the Company an additional promissory note with a principal amount of $5.0 million, subject to the Company issuing and selling an additional promissory note with a principal amount of $5.0 million to a lender not affiliated with Dental Innovations. Any such additional promissory notes would have the same payment terms as the Original 2019 Notes.

In December 2019, the Company entered into an amendment to the Original 2019 Note Purchase Agreement that provided for the exchange of the Original 2019 Note for a convertible promissory note with a principal amount of $5.0 million. In addition, Dental Innovations was no longer committed to purchase from the Company an additional promissory note with a principal amount of $5.0 million subject to the Company issuing and selling an additional promissory note with a principal amount of $5.0 million to a lender not affiliated with Dental Innovations. In December 2019, the Company issued and sold five additional convertible promissory notes, each with a principal amount of $1.0 million, including one to SCH and one to a member of the Company’s board of directors (all such convertible promissory notes, the “2019 Convertible Notes”).

The Company’s payment and performance under the 2019 Convertible Notes are guaranteed by ABP Sub Inc., its wholly owned subsidiary. Pursuant to the terms of the 2019 Convertible Notes, the Company is required to repay 175% of the principal amount to the holders on the third anniversary of their issuance. In the event of an underwritten public offering of the Company’s common stock, the 2019 Convertible Notes will automatically convert into a number of shares of the Company’s common stock equal to 175% of the principal amount of the 2019 Convertible Notes, divided by the per share price at which shares are offered to the public in such offering.

Due to certain embedded features within the 2019 Convertible Notes, the Company elected to account for the 2019 Convertible Notes and all their embedded features at fair value at inception. Subsequent changes in fair value are recorded as a component of other (loss) income in the consolidated statements of operations and comprehensive loss or as a component of other comprehensive income (loss) for changes to instrument-specific credit risk. As a result of electing the fair value option, direct costs and fees related to the 2019 Convertible Notes were expensed as incurred.

In January 2020, in connection with the distribution of the units of A1 to the Company’s stockholders, each of the holders of the Company’s 2019 Convertible Notes were granted contingent warrants by A1 to purchase shares of Evolus from A1. The contingent warrants are exercisable at the option of the holders only prior to the Company’s first underwritten public offering of common stock under the Securities Act of 1933, as amended (the “Securities Act”), or upon an event of default under the 2019 Convertible Notes. The 2019 Convertible Notes were concurrently amended to provide the noteholders the option, prior to the notes’ conversion, to cancel a portion of the indebtedness represented by such noteholder’s 2019 Convertible Note and receive a number of shares of Evolus from A1 having a market value equal to the value of such cancelled indebtedness, in lieu of automatic conversion of all of the noteholder’s 2019 Convertible Note into shares of the Company’s common stock. The amount of cancelled indebtedness that can be so applied in exercise of the contingent warrant is capped as the ratio that the value of Evolus shares held by A1 bears to the combined value of (i) the Evolus shares held by A1 and (ii) the Company immediately prior to consummation of the Company’s first underwritten public offering of common stock under the Securities Act.

In September 2020, in connection with the distribution of the units of AC HoldCo and Z HoldCo to the Company’s stockholders, each of the holders of the Company’s 2019 Convertible Notes were granted contingent warrants by AC HoldCo and Z HoldCo to purchase shares of Alphaeon Credit and Zelegent from AC HoldCo and Z HoldCo. The contingent warrants are exercisable at the option of the holders only prior to the Company’s first underwritten public offering of common stock under the Securities Act, or upon an event of default under the 2019 Convertible Notes. The 2019 Convertible Notes were concurrently amended to provide the noteholders the option, prior to the notes’ conversion, to cancel a portion of the indebtedness represented by such noteholder’s 2019 Convertible Note and receive a number of shares of Alphaeon Credit and/or Zelegent from AC HoldCo and Z HoldCo having a market value equal to the value of such cancelled indebtedness, in lieu of automatic conversion of all of the noteholder’s 2019 Convertible Note into shares of the Company’s common stock. The amount of cancelled indebtedness that can be so applied in exercise of the contingent warrant is capped as the ratio of aggregate indebtedness held by the convertible note holder as a proportion of the value of Alphaeon Credit or Zelegent to the value of the Company.

As of December 31, 2022 and 2021 and June 30, 2023, no contingent warrants were exercised by the Company’s stockholders to reduce the Company’s convertible note obligations. During the years ended December 31, 2022 and 2021 and the six months ended June 30, 2023 and 2022, the Company recognized $(1.7) million, $0.1 million, $(0.7) million and $(0.1) million, respectively, of (expense) income related to the (increase) decrease in the fair value of the 2019 Convertible Notes. During the three months ended June 30, 2023 and 2022, the Company recognized $(0.1) million and $(2.0) million, respectively, of expense related to the increase in the fair value of the 2019 Convertible Notes. In April 2023, the contingent warrants were amended to include the merger between AEON, Priveterra Acquisition Corp., and Priveterra Merger Sub, Inc. as a qualifying listing under the warrant agreement, state that the holders of the contingent warrants will exercise the warrants, and that the holders will receive 85% of the shares the holders would have been entitled to receive via the previous warrant agreement. The Company determined that the contingent warrants amendment modified the settlement provision in the 2019 Convertible Notes. The Company determined that the amendment should be accounted for as a debt extinguishment. Since Evolus and Alphaeon Credit are related parties of AEON, the debt extinguishment is accounted for as a capital transaction. As such, during the three and six months ended June 30, 2023, due to the warrant modification, the Company recognized a $5.2 million reduction to the underlying fair value of the convertible notes and recorded a corresponding increase of $5.2 million to additional paid in capital. As of December 31, 2022 and 2021 and as of June 30, 2023, the principal amount outstanding under the 2019 Convertible Notes was $6.0 million, $10.0 million and $6.0 million, respectively, with an estimated fair value of $13.3 million, $15.6 million and $8.7 million, respectively.

Additionally, on July 22, 2022, the 2019 debt was amended. The Dental Innovations note’s maturity date was extended from June 19, 2022 to December 29, 2023. The original note had a principal of $5.0 million. Upon the original maturity date, the total due was 175% of principal, which equals $8.7 million (includes an additional amount of $3.7 million). Interest was increased from 0.0% to 15.79% on the total payable of $8.7 million from the original maturity date of June 19, 2022 to the new maturity date of December 29, 2023.

On July 22, 2022, the Simhambhatla, Jaywin, Willis, and Malik notes’ maturity dates were extended from November 1, 2022, December 12, 2022, December 12, 2022 and December 18, 2022, respectively, to December 29, 2023. Each of the four notes had a principal of $1.0 million. Upon the original maturity date, the total due on each of the four notes was 175% of principal, which equals $1.7 million (includes an additional amount of $0.7 million). At the original maturity dates, the principal sum of $1.0 million was paid back to each of the note holders. The remaining $0.7 million is due at the extended maturity date of December 29, 2023. The interest rate was increased from 0.0% to 10.0% interest on the remaining $0.7 million from the original maturity date to the new maturity date.

The 2019 Strathspey Crown Note’s maturity date was extended from December 18, 2022 to December 29, 2023. The original Note had a principal of $1.0 million. Upon the original maturity date, the total due was 175% of principal, which equals $1.7 million. The interest rate was increased from 0.0% to 15.79% on the total of $1.7 million from the original maturity date to the new maturity date.

SCH Convertible Note

Since December 2013, the Company had been party to an intercompany credit line promissory note (the “Strathspey Crown Note”), pursuant to which SCH, the Company’s majority stockholder, had advanced borrowings to the Company to fund its capital requirements. Effective as of January 2, 2020, the Company and SCH cancelled all obligations under the Strathspey Crown Note and in exchange the Company issued a convertible promissory note to SCH (the “SCH Convertible Note”) with a principal amount of $17.5 million. The Company accounted for the debt exchange as an extinguishment of the Strathspey Crown Note and recognized a loss on debt extinguishment of $11.2 million, representing the difference between the fair value of the SCH Convertible Note of $26.5 million at January 2, 2020 and total obligations outstanding under the Strathspey Crown Note of $15.8 million less the unamortized borrowing cost of $0.5 million.

The Company’s payment and performance under the SCH Convertible Note are guaranteed by ABP Sub Inc. Pursuant to the terms of the SCH Convertible Note, the Company is required to repay 175% of the principal amount to SCH on the third anniversary of its issuance. In the event of an underwritten public offering of the Company’s common stock, the SCH Convertible Note will automatically convert into a number of shares of the Company’s common stock equal to 175% of the principal amount of the SCH Convertible Note, divided by the per share price at which shares are offered to the public in such offering.

Due to certain embedded features within the SCH Convertible Note, the Company elected to account for the SCH Convertible Note and the embedded features at fair value at inception. Subsequent changes in fair value are recorded as a component of other (loss) income in the consolidated statements of operations and comprehensive loss or as a component of other comprehensive income (loss) for changes to instrument-specific credit risk. As a result of electing the fair value option, any direct costs and fees related to the SCH Convertible Note were expensed as incurred.

During the years ended December 31, 2022 and 2021 and the six months ended June 30, 2023 and 2022, the Company recognized $(2.1) million, $1.8 million, $(2.1) million and $1.8 million, respectively, of (expense) income related to the (increase) decrease in the fair value of the SCH Convertible Note. During the three months ended June 30, 2023 and 2022, the Company recognized $(0.6) million and $(0.2) million, respectively, of expense related to the increase in the fair value of the SCH Convertible Note. In April 2023, the contingent warrants were amended to include the merger between AEON, Priveterra Acquisition Corp., and Priveterra Merger Sub, Inc. as a qualifying listing under the warrant agreement, state that the holders of the contingent warrants will exercise the warrants, and that the holders will receive 85% of the shares the holders would have been entitled to receive via the previous warrant agreement. The Company determined that the contingent warrants amendment modified the settlement provision in the 2019 Convertible Notes. The Company determined that the amendment should be accounted for as a debt extinguishment. Since Evolus and Alphaeon Credit are related parties of AEON, the debt extinguishment is accounted for as a capital transaction. As such, during the three and six months ended June 30, 2023 due to the warrant modification, the Company recognized a $11.8 million reduction to the underlying fair value of the convertible notes and recorded a corresponding increase of $11.8 million to additional paid in capital. As of December 31, 2022 and 2021 and as of June 30, 2023 the principal amount outstanding under the SCH Convertible Note was $18.0 million with an estimated fair value of $27.6 million, $25.5 million and $18.0 million, respectively.

Additionally, the 2020 Strathspey Crown note’s maturity date was extended from January 2, 2023 to December 29, 2023. The original note had a principal of $17.5 million. Upon the original maturity date, the total due was $30.6 million. The interest rate was increased from 0.0% to 15.79% on the total of $30.6 million from the original maturity date to the new maturity date.

A1 Convertible Notes

In December 2021, the Company entered into an agreement with A1 (the “A1 Purchase Agreement”), pursuant to which the Company issued subordinated convertible promissory notes to A1 with an aggregate principal amount of $25.0 million. On December 8 and 15, 2021, the Company issued two convertible notes (collectively, the “2021 A1 Convertible Notes”), each with a principal amount of $5.0 million and totaling $10.0 million, that mature on the third anniversary of its issuance. The A1 Convertible Notes are unsecured and subordinated to the Company’s other convertible notes.

The 2021 A1 Convertible Notes bear interest, compounded daily, at the lesser of 10% per annum or the maximum rate permissible by law. Interest is paid in-kind by adding the accrued amount thereof to the principal amount on a monthly basis on the last day of each calendar month for so long as any principal amount remains outstanding (such paid in-kind interest, in the aggregate at any time, the “PIK Principal”).

Immediately prior to an initial public offering, all of the then outstanding principal amount and accrued and unpaid interest under the 2021 A1 Convertible Notes will automatically convert into shares of the Company’s common stock. The number of shares of common stock issuable upon conversion of the 2021 A1 Convertible Notes is equal to (i) the outstanding loan amount (including the PIK Interest) divided by (ii) the product of (a) the price per share of such common stock issued to the public in the Initial Public Offering multiplied by (b) the applicable discount rate. The discount rate is determined for each note based on the number of days elapsed between the date the applicable note was executed and the date on which a conversion event is formally announced and shall be equal to (x) 10% if between zero and 90 days, (y) 15% if between 91 and 180 days, or (z) 20% if greater than 180 days.

Due to certain embedded features within the 2021 A1 Convertible Notes, the Company elected to account for the 2021 A1 Convertible Notes and the embedded features at fair value at inception. Subsequent changes in fair value are recorded as a component of other (loss) income in the accompanying consolidated statements of operations and comprehensive loss or as a component of other comprehensive income (loss) for changes to instrument-specific credit risk.

During the years ended December 31, 2022 and 2021 and the six months ended June 30, 2023 and 2022, the Company recognized $0.6 million, $(0.2) million $(1.2) million and $1.6 million, respectively of income (expense) related to the change in the fair value of the 2021 A1 Convertible Notes. During the three months ended June 30, 2023 and 2022, the Company recognized $(0.7) million and $(0.2) million, respectively, of expense related to the increase in the fair value of the 2021 A1 Convertible Notes. As of December 31, 2022 and 2021 and as of June 30, 2023, the principal amount outstanding under the 2021 A1 Convertible Notes was $10 million with an estimated fair value of $9.6 million and $10.2 million, and $10.8 million, respectively.

During the year ended December 31, 2022, the Company issued five additional tranches of subordinated convertible promissory notes to A1 on February 18, 2022, March 9, 2022, April 14, 2022, June 3, 2022 and July 1, 2022 (collectively, the “2022 A1 Convertible Notes”), the first four with a principal amount of $3.0 million each and the fifth issued July 1, 2022, for a principal amount of $2.5 million and totaling $14.5 million. The terms of the 2022 A1 Convertible Notes are similar to those of the 2021 A1 Convertible Notes. During the year ended December 31, 2022 and the six months ended June 30, 2023 and 2022, the Company recognized $(1.0) million, $1.7 million and $(1.9) million of income (expense), respectively related to the change in the fair value of the 2022 A1 Convertible Notes. During the three months ended June 30, 2023 and 2022, the Company recognized $(1.0) million and $(0.9) million, respectively, of expense related to the increase in the fair value of the 2022 A1 Convertible Notes. As of December 31, 2022 and June 30, 2023, the principal balance was $14.5 million with an estimated fair value of $13.5 million and $15.2 million, respectively.

Additionally, on March 30, 2022, the Company amended the 2021 A1 Convertible Notes and the convertible notes issued on February 18, 2022 and March 9, 2022 to remove the discount rate associated with the automatic conversion of any outstanding convertible notes into share of common stock in connection with an initial public offering.

On March 6, 2023, the Company entered into an agreement with A1, pursuant to which the Company issued subordinated convertible promissory notes to A1 with an aggregate principal amount of $6.0 million (“March 2023 A1 Convertible Notes”) that mature on the earlier of (x) the date of the consummation of the merger by the Company and Priveterra Merger Sub pursuant to such business combination and (y) December 29, 2023. The March 2023 A1 Convertible Notes bear interest at 15.79%, based on simple interest daily, unless issued at least five days prior to maturity date. The March 2023 A1 Convertible Notes are unsecured and subordinated to the Company’s other convertible notes. At June 30, 2023, the principal amount outstanding was $6 million with an estimated fair value of $6.1 million. The Company recognized $(0.1) million of expense in the six months ended June 30, 2023, related to the change in fair market value of the March 2023 A1 Convertible Notes. The Company recognized $1.9 million of income during the three months ended June 30, 2023, related to the change in fair market value of the March 2023 A1 Convertible Notes.

On May 2, 2023, the Company entered into an agreement with A1, pursuant to which the Company issued subordinated convertible promissory notes to A1 with an aggregate principal amount of $6.0 million (“May 2023 A1 Convertible Notes”) that mature on the earlier of (x) the date of the consummation of the merger by the Company and Priveterra Merger Sub pursuant to such business combination and (y) December 29, 2023. The May 2023 A1 Convertible Notes bear interest at 15.79%, based on simple interest daily, unless issued at least five days prior to maturity date. The May 2023 A1 Convertible Notes are unsecured and subordinated to the Company’s other convertible notes. At June 30, 2023, the principal amount outstanding was $6 million with an estimated fair value of $5.9 million. The Company recognized $0.1 million of income during the six months ended and three months ended June 30, 2023, related to the change in fair market value of the May 2023 A1 Convertible Notes.

On June 27, 2023, the Company entered into an agreement with A1, pursuant to which the Company issued subordinated convertible promissory notes to A1 with an aggregate principal amount of $2.0 million (“June 2023 A1 Convertible Notes”) that mature on the earlier of (x) the date of the consummation of the merger by the Company and Priveterra Merger Sub pursuant to such business combination and (y) December 29, 2023. The June 2023 A1 Convertible Notes bear interest at 15.79%, based on simple interest daily, unless issued at least five days prior to maturity date. The June 2023 A1 Convertible Notes are unsecured and subordinated to the Company’s other convertible notes. At June 30, 2023, the principal amount outstanding was $2.0 million with an estimated fair value of $1.9 million. The Company recognized $0.1 million of income during the six months ended and three months ended June 30, 2023, related to the change in fair market value of the June 2023 A1 Convertible Notes.

Clarion Unwind Fee

In 2014, the Company acquired all outstanding voting equity interests of Clarion Medical Technologies Inc. (“Clarion”) pursuant to a shareholders’ agreement (the “Shareholders’ Agreement”). The Shareholders’ Agreement provided the previous equity holders of Clarion the right (the “Unwind Right”) to an unwind fee of approximately $9.55 million (the “Unwind Fee”) to unwind the Company’s acquisition of Clarion. In 2016, the previous equity holders of Clarion exercised the Unwind Right and the Unwind Fee became a joint and several obligation of the Company and SCH, its majority stockholder.

In November 2017, the Company and SCH entered into a side letter and guarantee agreement (“Side Letter”) with Clarion and the previous equity holders of Clarion in which the Company agreed to cause Evolus to enter into an exclusive distribution and supply agreement, dated as of November 30, 2017 (the “Distribution Agreement”) with Clarion. The Distribution Agreement provided terms pursuant to which Evolus would exclusively supply DWP-450 to Clarion in Canada, if Evolus obtained the necessary regulatory approval from Health Canada. Evolus received approval from Health Canada in August 2018 for the temporary improvement in the appearance of moderate to severe glabellar lines in adult patients under 65 years of age. The Distribution Agreement also sets forth that a portion of the proceeds received by Evolus from each unit of DWP-450 purchased by Clarion shall be paid directly to the previous equity holders of Clarion, and will reduce, on a dollar-for-dollar basis, the amount of the Unwind Fee owed by the Company until paid in full.

Pursuant to the Side Letter, the Company and SCH are obligated to pay the Unwind Fee upon an acceleration event within 30 days of such event. For purposes of the Side Letter, each of the following events constitutes an acceleration event (each, an Acceleration Event): (i) the Unwind Fee is not paid in full by December 31, 2022, (ii) there is a material default of obligations by Evolus under the Distribution Agreement, (iii) a claim or interruption of more than 60 days occurs under the Distribution Agreement that impairs Clarion’s ability to sell DWP-450 in Canada as the sole distributor, (iv) an initial public offering or any change in control involving the Company or Evolus that results in either company receiving net proceeds of $700 million, (v) the bankruptcy or assignment for the benefit of creditors of the Company or Evolus, or (vi) the termination of the License and Supply Agreement, dated as of September 30, 2013, as amended (the “Evolus Supply Agreement”), by and between Evolus and Daewoong.

In addition, pursuant to the Side Letter, the Company and SCH re-affirmed to the previous equity holders of Clarion the obligation of the Company and SCH to pay the Unwind Fee should Evolus fail to supply DWP-450 to Clarion or cause the Distribution Agreement to terminate. The Company and SCH further agreed to pay the unpaid amount of the Unwind Fee on December 31, 2022, if demanded by the previous equity holders of Clarion.

On March 23, 2021, Evolus, Clarion, and Daewoong entered into an addendum to the Distribution Agreement to provide for Clarion to purchase DWP-450 directly from Daewoong. As a result, the Company’s obligation under the Distribution Agreement to pay the Unwind Fee to the previous equity holders of Clarion was cancelled. The Company recognized a gain on cancellation of the Unwind Fee of $9.55 million during the year ended December 31, 2021 with a corresponding decrease in other liabilities in the accompanying consolidated financial statements.

Shared Services Agreements with Strathspey Crown Limited, LLC

In August 2019, the Company entered into services agreements with Strathspey Crown Limited, LLC, an affiliate of SCH with an effective date of January 2019. Pursuant to the services agreements, Strathspey Crown Limited, LLC provides the Company certain administrative and development support services, including certain general management, communication, human resources, office, rent and information technology services. The Company pays Strathspey Crown Limited, LLC an allocable share of the actual cost incurred by Strathspey Crown Limited, LLC in providing such services, plus a 10% markup, as well as an allocable share of Strathspey Crown Limited, LLC’s overhead expenses, including office rent, depreciation, maintenance, utilities and supplies. The services agreements have a one-year term and will renew for successive one-year terms unless sooner terminated by either party. The Company or Strathspey Crown Limited, LLC may terminate the services agreements upon sixty days’ notice to the other party. The services agreements were terminated in December 2021. For the years ended December 31, 2022 and 2021 the costs related to the shared services agreements of $0 million and $0.1 million, respectively, included in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss. There were no cost incurred for the three and six months ended June 30, 2023 and 2022.

Note 5.    Daewoong Convertible Notes

In August 2020, the Company entered into a Convertible Promissory Note Purchase Agreement with Daewoong (the “Daewoong Purchase Agreement”), pursuant to which the Company issued Daewoong two subordinated convertible promissory notes (collectively, the “2020 Daewoong Convertible Notes”) with an aggregate principal amount of $25.0 million. The 2020 Daewoong Convertible Notes have similar terms, of which one was issued on August 27, 2020 with a principal amount of $10.0 million and the other was issued on September 18, 2020 with a principal amount of $15.0 million. The 2020 Daewoong Convertible Notes are unsecured and subordinated to the Company’s 2019 Convertible Notes. The Company’s payment and performance under the 2020 Daewoong Convertible Notes are guaranteed by ABP Sub Inc., its wholly owned subsidiary.

The 2020 Daewoong Convertible Notes bear interest daily at 3% per annum with semiannual compounding. Interest is paid in-kind by adding the accrued amount thereof to the principal amount on a semi-annual basis on June 30th and December 31st of each calendar year for so long as any principal amount remains outstanding (such paid in-kind interest, in the aggregate at any time, the “PIK Principal”). The 2020 Daewoong Convertible Notes mature on September 18, 2025.

Pursuant to its terms, Daewoong may elect to convert all of the then outstanding principal amount and all accrued and unpaid interest into the Company’s common stock at any time following the date that is 12 months after September 18, 2020, provided, that such election shall be made at the same time with respect to all notes issued to Daewoong. The number of shares issuable upon any conversion shall be equal to (i) the outstanding principal amount (excluding PIK Principal) divided by $25.0 million and (ii) multiplied by 9.99% of the aggregate of all of the shares of the Company’s common stock then outstanding, the Company’s common stock issuable upon conversion or exercise of all of the outstanding convertible or exercisable securities, all outstanding vested or unvested options or warrants to purchase the Company’s capital stock, but excluding all out-of-the-money options, and all shares of common stock issuable upon conversion of any convertible debt (whether or not such debt is convertible at such time).

Immediately prior to an initial public offering, all of the then outstanding principal amount and accrued and unpaid interest under the 2020 Daewoong Convertible Notes will automatically convert into shares of the Company’s common stock. The number of shares of common stock issuable upon conversion of the 2020 Daewoong Convertible Notes is equal to (i) the outstanding principal amount

(excluding PIK Principal) divided by $25.0 million and (ii) multiplied by the greater of (A) 9.99% of the pre-IPO shares of the Company, and (B) that number of shares having an aggregate value of $20.0 million immediately prior to the IPO based upon a price per share of such common stock issued to the public in the IPO; provided, however, that in no event shall Daewoong’s ownership exceed 15% of the pre-IPO shares of the Company after taking into account conversion of the 2020 Daewoong Convertible Notes. In the event, and only in the event, that shares of the Company are sold in the IPO whereby the pre-money valuation of the Company is $200.0 million or greater, within five business days of the conversion of the 2020 Daewoong Convertible Notes, the Company shall pay to Daewoong the PIK Principal plus all accrued and unpaid interest either in cash or by the issuance of additional shares of common stock at the price per share in the IPO, which payment method shall be at the Company’s sole election.

In May 2021, the Daewoong Purchase Agreement was amended to provide for the issuance of an additional subordinated convertible promissory note by the Company to Daewoong at an initial principal amount of $5.0 million. The subordinated convertible promissory note was issued with terms similar to the two subordinated convertible promissory notes issued in 2020 and matures on May 12, 2026 (all such convertible promissory notes, the “Daewoong Convertible Notes”).

Pursuant to the terms of the amended Daewoong Purchase Agreement, Daewoong may elect to convert all of the then outstanding principal amount and all accrued and unpaid interest into the Company’s common stock at any time following the date that is 12 months after September 18, 2020, provided, that such election shall be made at the same time with respect to all notes issued to Daewoong. The number of shares of common stock issuable upon conversion is equal to (i) the outstanding principal amount (excluding PIK Principal) divided by $30.0 million and (ii) multiplied by 11.99% of the aggregate of all of the shares of the Company’s common stock then outstanding, the Company’s common stock issuable upon conversion or exercise of all of the outstanding convertible or exercisable securities, all outstanding vested or unvested options or warrants to purchase the Company’s capital stock, but excluding all out-of-the-money options, and all shares of common stock issuable upon conversion of any convertible debt (whether or not such debt is convertible at such time).

In addition, immediately prior to an initial public offering, all of the then outstanding principal amount and accrued and unpaid interest under the convertible notes will automatically convert into shares of the Company’s common stock. The number of shares of common stock issuable upon conversion of the convertible notes is equal to (i) the outstanding principal amount (excluding PIK Principal) divided by $30.0 million and (ii) multiplied by the greater of (A) 11.99% of the pre-IPO shares of the Company, and (B) that number of shares having an aggregate value of $24.0 million immediately prior to the IPO based upon a price per share of such common stock issued to the public in the IPO; provided, however, that in no event shall Daewoong’s ownership exceed 18% of the pre-IPO shares of the Company after taking into account conversion of the Daewoong Convertible Notes.

Due to certain embedded features within the Daewoong Convertible Notes, the Company elected to account for the Daewoong Convertible Notes, including the paid-in-kind principal and interest, and the embedded features at fair value at inception. Subsequent changes in fair value are recorded as a component of other (loss) income in the consolidated statements of operations and comprehensive loss or as a component of other comprehensive income (loss) for changes to instrument-specific credit risk. As a result of electing the fair value option, any direct costs and fees related to the Daewoong Convertible Notes were expensed as incurred.

On July 29, 2022, the Company entered into a Convertible Promissory Note Purchase Agreement (the “Agreement”) between the Company and Daewoong Co., LTD. and received $30 million. The Note has a stated interest rate of 15.79% per annum. The note matures on December 29, 2023. The Notes may be prepaid, in whole, without premium or penalty at any time prior to the maturity date.

During the years ended December 31, 2022 and 2021, and the six months ended June 30, 2023 and 2022, the Company recognized $(2.2) million, $(0.8) million, and $(0.4) million and $10.8 million of (expense) income, respectively, related to the change in the fair value of the Daewoong Convertible Notes and the 2022 Daewoong Note. The Company recognized $(0.9) and $11.1 million of (expense) income during the three months ended June 30, 2023 and 2022, related to the change in fair market value of the Daewoong Convertible Notes and 2022 Daewoong Note. As of December 31, 2022 and 2021, and June 30, 2023, the principal amount outstanding (excluding the PIK Principal) under the Daewoong Convertible Notes and the 2022 Daewoong Note was $60.0 million $30.0 million, and $60.0 million, respectively, with an estimated fair value of $67.3 million, $35.0 million, and $67.7 million, respectively.

Note 6.    Fair Value Measurements

The Company measures fair value based on the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The carrying value of cash, accounts receivables, accounts payable, accrued liabilities, convertible notes approximate fair value because of the short-term nature of those instruments. The following are other financial assets and liabilities that are measured at fair value on a recurring basis.

Convertible Notes at Fair Value

Due to certain embedded features within the convertible notes, the Company elected the fair value option to account for its convertible notes, including any paid-in-kind principal and interest, and the embedded features. During the years ended December 31, 2022 and 2021, and the six months ended June 30, 2023 and 2022, the Company recognized $(4.4) million, $0.8 million, $(6.1) million and $15.9 million respectively, of (expense) income related to the (increase) decrease in the fair value of the convertible notes. During the three months ended June 30, 2023 and 2022, the Company recognized $(1.5) million and $3.7 million of (expense) income in the fair value of the convertible notes. As of December 31, 2022 and 2021, and June 30, 2023, the principal amount outstanding under the convertible notes was $108.0 million, $67.5 million, and $121.9 million respectively, with an estimated fair value of $131.3 million, $86.4 million, and $134.4 million respectively. In April 2023, the contingent warrants were amended to include the merger between AEON, Priveterra Acquisition Corp., and Priveterra Merger Sub, Inc. as a qualifying listing under the warrant agreement, state that the holders of the contingent warrants will exercise the warrants, and that the holders will receive 85% of the shares the holders would have been entitled to receive via the previous warrant agreement. The Company determined that the contingent warrants amendment modified the settlement provision in the 2019 Convertible Notes. The Company determined that the amendment should be accounted for as a debt extinguishment. Since the convertible note holders are related parties of AEON, the debt extinguishment is accounted for as a capital transaction. As such, during the three and six months ended June 30, 2023 due to the warrant modification, the Company recognized a $17.0 million reduction to the underlying fair value of the convertible notes and recorded a corresponding increase of $17.0 million to additional paid in capital. See Note 4, “Related Party Transaction,” and Note 5, “Daewoong Convertible Notes” for more information on the convertible notes.

The fair value of the convertible notes is determined based on Level 3 inputs using a scenario-based analysis that estimates the fair value of the convertible notes based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the noteholders, including various initial public offering, settlement, equity financing, corporate transaction and dissolution scenarios. The significant unobservable input assumptions that can significantly change the fair value include (i) the weighted average cost of capital, (ii) the timing of payments, (iii) the discount for lack of marketability, (iv) the probability of certain corporate scenarios, and (v) the long-term pretax operating margin. During the years ended December 31, 2022 and 2021 and the six months ended June 30, 2023 and 2022 the Company utilized discount rates ranging from 20% to 40% and 15% to 28% and 15% to 40% and 25% to 35%, respectively, reflecting changes in the Company’s risk profile, time-to-maturity probability, and key terms when modified to the convertible notes.

Preferred Stock Warrant Liability

In 2016, in connection with an earlier debt issuance that has been subsequently settled, the Company issued to one of its investors, Longitude Venture Partners II, L.P. (“Longitude”), warrants to purchase 342,011 shares of the Company’s Series B convertible preferred stock at an exercise price of $7.3097 per share. The Company accounts for the warrants as a liability included in Other liabilities in the accompanying consolidated balance sheets, which were initially recorded at their fair value of $0.8 million on the date of issuance and are subject to remeasurement at each subsequent balance sheet date. Any change in fair value of the warrants as a result of the remeasurement is recognized as a component of other (loss) income, net in the accompanying consolidated statements of operations and comprehensive loss.

The fair value of the warrant liability is determined based on Level 3 inputs using the Black-Scholes option-pricing model, which includes expected volatility, risk-free interest rate, expected life and expected dividend yield. The warrant liability was not material as of December 31, 2022, 2021, and June 30, 2023 and there were no material changes in fair value in each of the years ended December 31, 2022, 2021 and the six months ended June 30, 2023 and 2022.

Note 7.    Commitments and Contingencies

Operating Leases

The Company subleased office space from SCH pursuant to shared services agreements entered into in August 2019 with Strathspey Crown Limited, LLC, an affiliate of SCH, with an effective date of January 2019. The services agreements had a one-year term and renewed for successive one-year terms unless sooner terminated by either party upon sixty days’ notice to the other party. In connection with the termination of the shared services agreements with Strathspey Crown Limited, LLC, the office sublease was terminated in December 2021. The Company accounted for the previously subleased office lease as a short-term lease as of December 31, 2020.

In December 2021, the Company entered into a three-year non-cancellable lease for office space. The lease does not include variable or contingent lease payments. An operating lease asset and liability are recognized based on the present value of the remaining lease payments discounted using the Company’s incremental borrowing rate. Lease expense is recognized on a straight-line basis over the lease term. The following table summarizes supplemental balance sheet information related to the operating lease as of December 31, 2022 (in thousands):

Minimum lease payments by fiscal year
2023	$309
2024	292
Total future minimum lease payments	601
Less: Imputed interest	(77)
Present value of lease payments	524
Less: Current portion (included in other accrued expenses)	(282)
Noncurrent operating lease liability	$242
Operating lease right-of-use asset	$475
Remaining lease term in years	1.9
Discount rate	10%

The following table summarizes supplemental balance sheet information related to the operating lease as of December 31, 2021 (in thousands):

Minimum lease payments by fiscal year
2022	$248
2023	309
2024	292
Total future minimum lease payments	849
Less: Imputed interest	(117)
Present value of lease payments	732
Less: Current portion	(208)
Noncurrent operating lease liability	$524
Operating lease right-of-use asset	$729
Remaining lease term in years	2.9
Discount rate	10%

The following table summarizes supplemental disclosures of operating cost and cash flow information related to operating leases for the year ended December 31, 2022 and six months ended June 30, 2023:

			Six Months
	Years Ended		Ended
	December 31,		June 30,
	2022	2021	2023	2022
Cost of operating leases	$279	$124	$138	$141
Cash paid for operating leases	248	21	154	99

Daewoong License and Supply Agreement

On December 20, 2019, the Company entered the Daewoong Agreement, pursuant to which Daewoong agreed to manufacture and supply ABP-450 and grant the Company an exclusive license for therapeutic indications to import, distribute, promote, market, develop, offer for sale and otherwise commercialize and exploit ABP-450 in the United States, the European Union, the United Kingdom, Canada, Australia, Russia, the Commonwealth of Independent States and South Africa (collectively the “covered territories”).

Daewoong has agreed to supply the Company with ABP-450 at an agreed-upon transfer price, with no milestone or royalty payments and no minimum purchase requirements. Daewoong is responsible for all costs related to the manufacturing of ABP-450, including costs related to the operation and upkeep of its manufacturing facility, and the Company is responsible for all costs related to obtaining regulatory approval, including clinical expenses, and commercialization of ABP-450. The Company’s exclusivity is subject to its exercise of commercially reasonable efforts to: (i) achieve all regulatory approvals necessary for ABP-450 to be marketed in the territory for therapeutic indications and (ii) commercialize ABP-450 in the territory for therapeutic indications. During the term of the Daewoong Agreement, the Company cannot purchase, sell or distribute any competing products in a covered territory or sell ABP-450 outside a covered territory.

The initial term of the Daewoong Agreement is from December 20, 2019 to the later of (i) the fifth anniversary of approval from the relevant governmental authority necessary to market and sell ABP-450 or (ii) December 20, 2029, and automatically renews for unlimited additional three-year terms, provided the Daewoong Agreement is not earlier terminated. The Daewoong Agreement will terminate upon written notice by either the Company or Daewoong upon a continuing default that remains uncured within 90 days (or 30 days for a payment default) by the other party, or without notice upon the bankruptcy or insolvency of the Company.

The Company has accrued $0.2 million, $0.5 million, and $0.4 million for ABP-450 supplies as of December 31, 2022 and 2021, and June 30, 2023, respectively.

Legal Proceedings

The Company, from time to time, is involved in various litigation matters or regulatory encounters arising in the ordinary course of business that could result in unasserted or asserted claims or litigation. Other than as described below, the Company is not subject to any currently pending legal matters or claims that would have a material adverse effect on its accompanying financial position, results of operations or cash flows.

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. No amounts were accrued as of December 31, 2022 and 2021, and June 30, 2023.

Medytox Litigation

Evolus, the Company, SCH and Daewoong were defendants to a lawsuit brought by Medytox, Inc. (“Medytox”) alleging, among other things, that Daewoong stole Medytox’s botulinum toxin bacterial strain and that Daewoong misappropriated certain trade secrets of Medytox, including the process used to manufacture ABP-450 (the “Superior Court Medytox Litigation”). The lawsuit was stayed pending resolution of a civil lawsuit against Daewoong brought by Medytox in South Korea (the “Korea Litigation”). Effective February 18, 2021, Evolus, Medytox and Allergan entered into a settlement agreement pursuant to which Medytox agreed to dismiss the Superior Court Medytox Litigation. On February 23, 2021, the Superior Court Medytox Litigation was dismissed.

The Company and Daewoong were named as defendants in a lawsuit brought by Medytox in the United States District Court for the Central District of California in May 2021 (the “District Court Medytox Litigation”), alleging, among other things, that Daewoong stole Medytox’s botulinum toxin bacterial strain (the “BTX strain”), and misappropriated certain trade secrets of Medytox, including the process used to manufacture ABP-450 using the BTX strain, and that the Company’s and Daewoong’s activities conducted in the United States give rise to liability for misappropriation of trade secrets. Medytox sought, among other things, (i) actual, consequential and punitive damages, (ii) a reasonable royalty, as appropriate, (iii) disgorgement of any proceeds or profits, (iv) injunctive relief prohibiting the Company from using Medytox’s trade secrets to manufacture, offer to sell, or sell therapeutic BTX products, including ABP-450, and (v) attorneys’ fees and costs.

Effective June 21, 2021, the Company and Medytox entered into a settlement and license agreement (the “Settlement Agreement”) pursuant to which, among other things, Medytox agreed (a) to dismiss all claims against the Company in the District Court Medytox Litigation, (b) to pursue dismissal of the appeals related to the December 2020 final determination of the United States International Trade Commission and agreed that as a result of such dismissal the final determination would be vacated, (c) to file appropriate documents in the Korea Litigation and related actions in support of the terms of the settlement, and (d) not to revive or otherwise pursue the Superior Court Medytox Litigation with respect to the Company; the Company and Medytox agreed to enter into a share issuance agreement pursuant to which the Company issued 26,680,511 shares of the Company’s common stock, par value

$0.0001 per share, to Medytox; and the Company agreed to pay Medytox single-digit royalties on the net sales of licensed products for 15 years following the Company’s first $1.0 million in product sales. In the event the shares of AEON common stock the Company issued to Medytox represent less than 10% of the Company’s total outstanding shares immediately prior to the consummation of the Business Combination (the “Target Ownership”), the Company will issue additional shares of AEON common stock to Medytox sufficient to cause Medytox to achieve the Target Ownership. On May 5, 2022, the Company and Medytox amended the Settlement Agreement to clarify that the Target Ownership would be calculated on the earlier of the Company’s initial public offering or the conversion of the Company’s preferred stock into common stock.

On June 28, 2021, the claims against the Company in the District Court Medytox Litigation were dismissed with prejudice. In connection with the issuance of 26,680,511 shares of its common stock to Medytox, the Company recognized $29.0 million as litigation settlement in June 2021.

Note 8.    Income Taxes

The Company’s loss before income taxes was entirely generated from its U.S. operations. As a result of its continuing losses, the Company had no provision for income taxes in the years ended December 31, 2022 and 2021, and the three and six months ended June 30, 2023 and 2022.

As of December 31, 2022 and 2021, the Company had federal net operating loss (“NOL”) carryforwards of $67.5 and $54.3 million, respectively, which will begin to expire in 2036. The Company had state NOLs of $67.4 and $24.0 million as of December 31, 2022 and 2021, respectively, which will begin to expire in 2036. As of December 31, 2022 and 2021, the Company has federal research and development (“R&D”) credit carryforwards of $3.9 million and $1.7 million, respectively, which will begin to expire in 2039. As of December 31, 2022 and 2021, the Company also has California R&D credit carryforwards of $3.0 million and $1.5 million, respectively, which have an indefinite carryforward period.

In general, if the Company experiences a greater than 50 percentage point aggregate change in ownership of certain significant stockholders over a three-year period (a “Section 382 ownership change”), utilization of its pre-change NOL carryforwards and the R&D credit carryforwards is subject to an annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and similar state laws. The annual limitation generally is determined by multiplying the value of the Company’s stock at the time of such ownership change, subject to certain adjustments, by the applicable long-term tax-exempt rate. Such limitations may result in expiration of a portion of the NOL carryforwards and R&D credit carryforwards before utilization and may be material. As of December 31, 2022, the Company has not determined to what extent a potential ownership change will impact the annual limitation that may be placed on the Company’s utilization of its NOL carryovers and R&D credit carryforwards.

The components of deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2022	2021
Deferred tax assets:
Accrued compensation	$296	$289
Accrued other expense	123	114
Stock compensation	5,303	3,913
Start-up costs and other intangibles	13,727	14,104
Lease liability	157	219
Net operating losses	20,131	13,536
Capitalized Research and Development Expenses	6,387	—
Other	32	22
	46,156	32,197
Less: valuation allowance	(45,928)	(31,939)
Total deferred tax assets	228	258
Deferred tax liabilities:
Depreciation	(89)	(40)
ROU Asset	(139)	(218)
Total deferred tax liabilities	(228)	(258)
Net deferred income taxes	$—	$—

A reconciliation of the difference between the provision (benefit) for income taxes and income taxes at the statutory U.S. federal income tax rate is as follows:

	December 31,
	2022	2021
Income tax at statutory rate	21.0%	21.0%
Convertible notes	(1.8)%	0.3%
Stock compensation	(0.5)%	(0.4)%
Change in valuation allowance	(18.7)%	(20.9)%
Effective tax rate	0.0%	0.0%

A reconciliation of unrecognized tax benefits at the beginning and end of 2022 and 2021 is as follows (in thousands):

	December 31,
	2022	2021
Balance, beginning of year	$7,270	$4,989
Increases due to current year tax positions	3,791	2,281
Decreases due to prior year tax positions	—	—
Balance, end of year	$11,061	$7,270

The Company has considered the amounts and probabilities of the outcomes that can be realized upon ultimate settlement with the tax authorities and determined unrecognized tax benefits should be established of $11.1 million, $7.3 million as of December 31, 2022 and 2021, respectively. The Company’s effective income tax rate would not be impacted if the unrecognized tax benefits are recognized. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

The Company’s policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. There were no accrued interest and penalties associated with uncertain tax positions as of December 31, 2022. The Company’s tax returns for all years since inception are open for audit.

The Company measures deferred tax assets and liabilities using enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid.

On March 27, 2020, the President of the United States signed the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) into law. The CARES Act broadly provides entities tax payment relief and significant business incentives and makes certain technical corrections to the 2017 Tax Cuts and Jobs Act, or the Tax Act. The tax relief measures for entities include a five-year net operating loss carry back, increases interest expense deduction limits, acceleration of alternative minimum tax credit refunds, payroll tax relief, and a technical correction to allow accelerated deductions for qualified improvement property. On December 27, 2020, Congress passed, and President Trump signed into law, the Consolidated Appropriations Act, 2021 (the “Act”), which includes certain business tax provisions. ASC Topic 740, Income Taxes, requires the effect of changes in tax law be recognized in the period in which new legislation is enacted. The enactment of the CARES Act and Consolidated Appropriations Act, 2021 did not have a material impact on the Company’s consolidated financial position and results of operations as of December 31, 2022.

Note 9.    Convertible Preferred Stock

As of December 31, 2022 and 2021, and June 30, 2023, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue up to 44,666,035 shares of preferred stock at a par value of $0.0001 per share. The Company has the following convertible preferred stock issued and outstanding at December 31, 2022 and 2021, and June 30, 2023:

				Preferential	Carrying Value,
				Liquidation	Net of Issuance
	Shares	Shares Issued	Per Share	Value	Costs
	Authorized	and Outstanding	Preference	(in thousands)	(in thousands)
Series
Series A	7,393,333	2,505,508	$5.4779	$13,725	$13,819
Series A-1	4,107,414	—	5.4779	—	—
Series A-2	4,846,750	4,846,750	5.4779	26,550	26,379
Series B	20,520,678	6,244,395	7.3097	45,645	43,896
Series B-1	136,805	—	7.3097	—	—
Series B-2	7,661,055	7,661,055	7.3097	56,000	53,855
	44,666,035	21,257,708		$141,920	$137,949

The holders of the convertible preferred stock have various rights and preferences as follows:

Voting Rights

The holders of each share of convertible preferred stock have the right to one vote for each share of common stock into which such preferred stock could be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock. Each holder of convertible preferred stock is entitled to vote, together with holders of common stock, with respect to any question upon which holders of common stock have the right to vote.

Election of Directors

The holders of Series A and Series A-2 convertible preferred stock, voting together as a single class are entitled to elect one director of the Company. The holders of Series B and Series B-2 convertible preferred stock, voting together as a single class, are entitled to together elect one director of the Company. The holders of the convertible preferred stock and common stock (voting together as a single class and not as separate series, and with the preferred stock voting on an as-converted basis using then-effective conversion prices) are entitled to elect any remaining directors of the Company.

Dividends

The holders of shares of Series B, Series B-1 and Series B-2 convertible preferred stock are entitled to non-cumulative dividends, out of any assets legally available therefor, on a pari passu basis and prior and in preference to any declaration or payment of any dividend on the Series A, Series A-1 and Series A-2 convertible preferred stock, or common stock of the Company, at the rate of $0.5847768 per calendar year for each share of Series B, Series B-1 and Series B-2 convertible preferred stock, payable when, as and if declared by the Board of Directors.

The holders of shares of Series A, Series A-1 and Series A-2 convertible preferred stock are entitled to non-cumulative dividends, out of any assets legally available therefor, on a pari passu basis and prior and in preference to any declaration or payment of any dividend on the common stock of the Company, at the rate of $0.4382 per calendar year for each share of Series A, Series A-1 and Series A-2 preferred stock, payable when, as and if declared by the Board of Directors.

Declared but unpaid dividends with respect to a share of preferred stock shall, upon conversion of such share to common stock, be paid to the extent assets are legally available therefor in cash. As of December 31, 2022 and 2021 and June 30, 2023, no cash dividends have been declared to date. During 2020, the Company distributed in-kind dividends to its stockholders. See Note 3, “Contribution and Distribution of Affiliated Companies” for more information on the distribution of in-kind dividends.

Liquidation

In the event of any liquidation event, the holders of Series B-2 convertible preferred stock would be entitled to receive, on a pari passu basis and prior and in preference to any distribution of the proceeds of such liquidation event (“Proceeds”) to the holders of Series A-2 convertible preferred stock, Series B convertible preferred stock, Series B-1 convertible preferred stock, Series A convertible preferred stock, Series A-1 convertible preferred stock and common stock, an amount per share equal to the Series B original issue price of $7.3097 per share, plus declared but unpaid dividends on each such share (the “Series B-2 Liquidation Preference”).

Subject to the payments set forth above, in the event of any liquidation event, the holders of Series A-2 convertible preferred stock would be entitled to receive, on a pari passu basis and prior and in preference to any distribution of the Proceeds of such liquidation event to the holders of Series B convertible preferred stock, Series B-1 convertible preferred stock, Series A convertible preferred stock, Series A-1 convertible preferred stock and common stock, an amount per share equal to the Series A original issue price of $5.4779 per share, plus declared but unpaid dividends on each such share (the “Series A-2 Liquidation Preference”).

Subject to the payments set forth above, in the event of any liquidation event, the holders of Series B convertible preferred stock and Series B-1 convertible preferred stock would be entitled to receive, on a pari passu basis and prior and in preference to any distribution of the Proceeds of such liquidation event to the holders of Series A convertible preferred stock, Series A-1 convertible preferred stock and common stock, an amount per share equal to the Series B original issue price of $7.3097 per share, plus declared but unpaid dividends on each such share (the “Series B Liquidation Preference”).

Subject to the payments set forth above, the holders of Series A convertible preferred stock and Series A-1 convertible preferred stock would be entitled to receive, on a pari passu basis and prior and in preference to any distribution of the Proceeds of such Liquidation Event to the holders of common stock, an amount per share equal to the Series A issue price of $5.4779, plus declared but unpaid dividends on each such share (the “Series A Liquidation Preference”).

Upon the completion of the distributions above, the remaining Proceeds available for distribution to stockholders, if any, would be distributed ratably among the holders of convertible preferred stock and common stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of convertible preferred stock were converted into common stock at the then effective conversion price.

Conversion

Each share of convertible preferred stock can be converted, at the option of the holder thereof, at any time after the date of issuance of such share into such number of fully paid and non-assessable shares of common stock. The conversion rate is 1:1 initially.

Each share of convertible preferred stock would automatically convert into shares of common stock based on the applicable conversion rate at the time in effect upon the earlier of (A) immediately prior to the closing, and conditioned upon such closing, of the sale of the Company’s common stock in an underwritten public offering at a public offering price per share of not less than (w) $7.3097 minus the sum of (x) the fair market value of the per unit membership interest of A1, as determined by the Board of Directors of the Company in good faith (the “A-1 Per Unit Price”) plus (y) the fair market value of the per unit membership interest of AC HoldCo, as determined by the Board of Directors of the Company in good faith (the “AC Per Unit Price”) plus (z) the fair market value of the per unit membership interest of Z HoldCo, as determined by the Board of Directors of the Company in good faith (together with the A-1 Per Unit Price and the AC Per Unit Price, the “Aggregate Spin-Out Value”), and yielding net proceeds (after discounts and commissions) to the Company of at least $50 million, or (B) on the date specified by affirmative vote at a meeting or by written consent from the holders of at least two-thirds of the convertible preferred stock then outstanding, voting as a single class on an as-converted-to-common stock basis (the “Preferred Supermajority”).

In the event that the Preferred Supermajority enacts a conversion of the Series A Preferred Stock in conjunction with the consummation of an initial public offering of the common stock in which the public offering price per share of the common stock (the “IPO Per Share Price”) is less than 71.4286% of the then effective per share Series A-2 Liquidation Preference (the “Adjusted Series A-2 Preference Amount”), then the number of shares of common stock issuable with respect to each share of Series A convertible preferred stock, each share of Series A-1 convertible Preferred Stock and each share of Series A-2 convertible preferred stock will be equal to the greater of (A) the quotient obtained by dividing (x) the Adjusted Series A-2 Preference Amount by (y) the IPO Per Share Price, or (B) the quotient obtained by dividing the Series A original issue price of $5.4779 per share by the applicable conversion price for such series of the Series A Preferred Stock, each as in effect on the date of effective conversion.

In the event of an automatic conversion in conjunction with the consummation of an initial public offering of the common stock in which the IPO Per Share Price is less than the Series B original issue price of $7.3097 per share, then the applicable conversion price for the Series B convertible preferred stock, the Series B-1 convertible preferred stock and the Series B-2 convertible preferred stock for purposes of the approved conversion will be the IPO Per Share Price, rounded to the nearest whole cent with one-half cent rounded up.

Redemption

The convertible preferred stock is not redeemable. The Company has classified the convertible preferred stock as temporary equity on the accompanying consolidated balance sheets as these shares could be redeemed upon the occurrence of certain change in control events that are outside of the Company’s control.

Convertible Preferred Stock Warrants

Pursuant to the terms of the Company’s Bridge Note, in 2016 the Company issued Longitude warrants to purchase 342,011 shares of the Company’s Series B convertible preferred stock at an exercise price of $7.3097 per share. The warrants were exercisable, in whole or in part, from the date of issuance and expired on May 31, 2023.

Note 10.    Common Stock

As of December 31, 2022 and 2021 and June 30, 2023, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue up to 207,450,050 shares of common stock at a par value of $0.0001 per share. As of December 31, 2022 and 2021 and June 30, 2023, 138,848,177 shares were issued and 138,825,356 shares were outstanding. The holders of common stock are entitled to receive dividends whenever funds are legally available, when and if declared by the Company’s Board of Directors, subject to the prior rights of the holders of the Company’s convertible preferred stock. As of December 31, 2022, 2021 and June 30, 2023, no cash dividend has been declared to date. Each share of common stock is entitled to one vote.

The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of preferred stock and common stock, voting together as a single class.

As of December 31, 2022 and 2021, and June 30, 2023, the Company had reserved common stock for future issuance as follows:

	December 31,		June 30, 2023
	2022	2021	(unaudited)
Conversion of convertible preferred stock	21,257,708	21,257,708	21,257,708
Stock options issued and outstanding	9,694,890	10,516,525	9,694,890
Shares available for future issuance under the stock incentive plan	27,884,000	27,884,000	27,884,000
Restricted stock units	—	—	15,059
Convertible preferred stock warrants outstanding	342,011	342,011	—
Total common stock reserved	59,178,609	60,000,244	58,851,657

The total common stock reserved does not include shares of common stock issuable upon conversion of the outstanding convertible notes, which amount is not determinable at this time.

Note 11.    Share-based Compensation Stock Incentive Plans

AEON 2013 Stock Incentive Plan

In 2013, the Company established its 2013 Stock Incentive Plan (the “2013 Stock Incentive Plan”) as amended from time to time, that provides for the granting of nonqualified stock options, restricted stock and stock appreciation rights to employees, members of the Board of Directors and non-employee consultants. As of December 31, 2022 and 2021, and June 30, 2023 the aggregate number of shares available for future grant under the 2013 Stock Incentive Plan was 27,884,000 shares, 27,884,000 shares and 27,884,000 shares, respectively.

The 2013 Stock Incentive Plan provides for stock options to be granted with exercise prices not less than the estimated fair value of the Company’s common stock, and incentive options to be granted to individuals owning more than 10% of the total combined voting power of all classes of stock of the Company with exercise prices not less than 110% of the estimated fair value of the Company’s common stock on the date of grant. Stock options granted generally expire ten years after their original date of grant and generally vest between three years to four years with 25% vesting on the first anniversary of the date of grant and then monthly vesting after that. Stock options granted to a 10% stockholder are exercisable up to five years from the date of grant. Restricted stock awards granted generally become fully vested between one to three years.

ABP Sub Inc. 2019 Incentive Award Plan

In June 2019, ABP Sub Inc., the Company’s wholly owned subsidiary, established its 2019 Incentive Award Plan (the “2019 Incentive Award Plan”), as amended from time to time, that provides for the granting of incentive and nonqualified stock options, restricted stock units, restricted stock and stock appreciation rights to its employees, members of the Board of Directors and non-employee consultants. As of December 31, 2022 and 2021, and June 30, 2023 the aggregate number of shares available for future grant under the 2019 Incentive Award Plan was 199,328 shares, 199,328 shares, and 199,328 shares, respectively. The ABP Sub Inc. 2019 Incentive Award Plan has similar grant terms as the Company’s 2013 Stock Incentive Plan.

Share-based Award Activity

AEON 2013 Stock Incentive Plan

The following table summarizes stock option activity under the Company’s 2013 Stock Incentive Plan:

					Six months ended
	December 31				June 30, 2023
	2022		2021		(unaudited)
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding, beginning of period	10,516,525	$1.51	10,516,525	$1.51	9,694,890	1.53
Options granted	—	—	—	—	—	—
Options forfeited	(821,635)	$1.23	—	—	—	—
Outstanding, end of period	9,694,890	$1.53	10,516,525	$1.51	9,694,890	$1.53
Exercisable, end of period	9,694,890	$1.53	10,516,525	$1.51	9,694,890	$1.53

The Company did not grant any options during the years ended December 31, 2022 and 2021 and the six months ended June 30, 2023. As of December 31, 2022 and 2021, and June 30, 2023, the weighted average remaining contractual life of options outstanding and options exercisable were 2.5, 3.6, and 2.2 years, respectively. The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2022 and 2021, and June 30, 2023 were $0.3 million, $0.3 million and $0.2 million, respectively. The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying options and the estimated fair value of the Company’s common stock at December 31, 2022 and 2021, and June 30, 2023.

During the years ended December 31, 2022 and 2021, and the six months ended June 30, 2023, the Company recognized no share-based compensation expense related to stock options granted under the 2013 Stock Incentive Plan. As of December 31, 2022 and 2021, and June 30, 2023, there was no unrecognized compensation expense related to non-vested stock options.

ABP Sub Inc. 2019 Incentive Award Plan

The following table summarizes stock option activity under ABP Sub Inc.’s 2019 Incentive Award Plan:

					Six months ended
	December 31				June 30, 2023
	2022		2021		(unaudited)
		Weighted				Weighted
		Average		Weighted		Average
	Number of	Exercise	Number of	Average	Number of	Exercise
	Shares	Price	Shares	Exercise Price	Shares	Price
Outstanding, beginning of period	38,172	$986.36	27,555	$929.08	45,534	$958.75
Options granted	16,437	898.58	13,192	1,089.41	—	—
Options forfeited	9,075	965.92	2,575	901.40	303	1,021.98
Outstanding, end of period	45,534	$958.75	38,172	$986.36	45,231	$959.20
Exercisable, end of period	23,155	$958.56	13,061	$942.69	24,660	$951.97

The weighted average fair value of options granted during the years ended December 31, 2022 and 2021 was $488.02 and $598.07, respectively. During the six months ended June 30, 2023, there were no options granted. As of December 31, 2022, the weighted average remaining contractual life of options outstanding and options exercisable was 8.1 years and 7.4 years, respectively. As of December 31, 2021, the weighted average remaining contractual life of options outstanding and options exercisable was 8.6 years and 8.2 years, respectively. As of June 30, 2023, the weighted average remaining contractual life of options outstanding and options exercisable was 7.6 years and 7.2 years, respectively. The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2021 was $0.3 million and $0.1 million, respectively. The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2022 was $0.0 million and $0.0 million, respectively. The aggregate intrinsic value of options outstanding and options exercisable at June 30, 2023 was $0.0 million and $0.0 million, respectively. The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying options and the estimated fair value of ABP Sub Inc.’s common stock at December 31, 2022 and 2021, and June 30, 2023.

During the years ended December 31, 2022 and 2021 and six months ended June 30, 2023 and 2022, the Company recognized $5.9 million and $5.2 million, and $2.5 million and $3.2 million, respectively, of share-based compensation expense related to stock options granted with a corresponding increase in noncontrolling interest. During the three months ended June 30, 2023 and 2022, the Company recognized $1.1 million and $1.7 million, respectively, of share-based compensation expense related to stock options granted with a corresponding increase in noncontrolling interest. As of December 31, 2022 and 2021, and June 30, 2023, total unrecognized compensation expense related to nonvested stock options was $12.3 million, $10.6 million, and $6.3 million, respectively, which is expected to be recognized over the weighted-average remaining requisite service period of 24 months, 30 months, and 19 months, respectively.

During the years ended December 31, 2022 and 2021, and the six months ended June 30, 2023 and 2022, the Company recognized $0.1 million, $0.3 million, $0.0 million and $0.0 million, respectively, of compensation expense related to stock options for services completed by nonemployee consultants upon grant of the stock option award with a corresponding increase to noncontrolling interest. During the three months ended June 30, 2023 and 2022, the Company recognized $0.0 million and $0.0 million, respectively, of compensation expense related to stock options for services completed by nonemployee consultants. During the year ended December 31, 2021, upon granting stock options to the nonemployee consultants, the Company reclassed $0.9 million from other accrued expenses to non-controlling interest in the accompanying consolidated balance sheets.

Share-based Compensation Expense and Valuation Information

The Company accounts for the measurement and recognition of compensation expense for all share-based awards based on the estimated fair value of the awards. The fair value of share-based awards is amortized on a straight-line basis over the requisite service period. The Company records share-based compensation expense net of actual forfeitures.

During the years ended December 31, 2022 and 2021, and the six months ended June 30, 2023, the Company recognized share-based compensation expense of $5.9 million, $5.2 million, and $2.5 million, respectively, consisting of $4.6 million, $4.4 million, and $2.2 million in selling, general and administrative expenses, respectively, and $1.3 million, $0.8 million, and $0.3 million, respectively, in research and development expenses in the accompanying consolidated statements of operations and comprehensive loss. During the three months ended June 30, 2023 and 2022, the Company recognized share-based compensation expense of $1.1 million and $1.7 million, respectively, consisting of $1.0 million and $1.5 million in selling, general and administrative expenses, respectively, and $0.1 million and $0.2 million, respectively, in research and development expenses in the accompanying consolidated statements of operations and comprehensive loss.

The fair value of stock options under the 2019 Stock Incentive Award Plan was estimated using the following assumptions:

December 31,
	2022	2021
Expected volatility	47% – 61%	56% – 60%
Risk-free interest rate	1.87% – 3.92%	0.79% – 1.33%
Expected life (in years)	5.75 – 6.25	5.30 – 6.25
Expected dividend yield	—	—

Fair Value of the Underlying Common Stock.    Since the Company’s common stock is not traded in a public stock market exchange, the Board of Directors considers numerous factors including new business and economic developments affecting the Company and independent appraisals, when appropriate, to determine the fair value of the Company’s common stock. Independent appraisal reports were prepared using valuation techniques, such as discounted cash flow analyses, from which a discount factor for lack of marketability was applied. This determination of the fair value of the common stock was performed on a contemporaneous basis. The Board of Directors determined the Company’s common stock fair value on an as needed basis.

Expected Life.    The expected life is calculated using the simplified method as the Company does not have sufficient historical information to provide a basis for the estimate. The simplified method is based on the average of the vesting tranches and the contractual life of each grant.

Expected Volatility.    The expected volatility is estimated based on a study of selected publicly traded peer companies as the Company does not have any trading history for its common stock. The Company selected the peer group based on similarities in industry, stage of development, size and financial leverage with the Company’s principal business operations. For each grant, the Company measured historical volatility over a period equivalent to the expected life.

Risk-free Interest Rate.    The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues whose term is similar in duration to the expected life of the respective stock option.

Expected Dividend Yield.    The Company has not paid and does not anticipate paying any dividends on its common stock in the foreseeable future. Accordingly, the Company has estimated the dividend yield to be zero.

Note 12.    Subsequent Events

The Company has evaluated subsequent events for the financial statements as of and for the year ended December 31, 2022, through March 9, 2023, the date the financial statements were issued.

The Company has further evaluated subsequent events for recognition and remeasurement purposes and for disclosure purposes as of and for the six months ended June 30, 2023, through August 11, 2023. After review and evaluation, management has concluded that there were no material subsequent events as of the date that the financial statements were available to be issued other than as noted below.

On July 21, 2023, the Company announced the closing of its previously announced business combination with Priveterra Acquisition Corp. (NASDAQ: PMGM) (“Priveterra”), a special purpose acquisition company. Upon the closing of the merger, Priveterra changed its name to “AEON Biopharma, Inc.” and transitioned the listing of its securities to the New York Stock Exchange American, where its common stock and warrants began trading on July 24, 2023, under the symbols AEON and AEON WS, respectively. The Company also announced the closing of its previously announced funding arrangements of up to $125 million. The funding includes approximately $50 million of committed financing (including $20 million of previously announced financing) from existing and new AEON investors, as well as the cash remaining in Priveterra’s trust account after redemptions. These committed financings provided the capital necessary to consummate the business combination and are expected to provide sufficient proceeds to fund the Company beyond the announcement of topline data from the Company’s Phase 2 study with ABP-450 for the preventive treatment of episodic migraine, anticipated in the fall of 2023. The balance of the $125 million in funding arrangements is in the form of certain forward purchase agreements of up to $75 million of potential financing with third-party financing providers.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Priveterra Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Priveterra Acquisition Corp. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in stockholders’ (deficit), and cash flows for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Restatement of Consolidated Financial Statements

As discussed in Note 2 to the consolidated financial statements, the Company previously accounted for its deferred underwriting fee waiver as a forgiveness of debt and recorded a gain on its income statement. Management has since re-evaluated its accounting treatment for the forgiveness and has determined that the forgiveness should have been treated as a reversal in the same relative allocation applied at the initial public offering. Accordingly, the 2022 financial statements have been restated to correct the accounting and related disclosure for the forgiveness of the deferred underwriting fee.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by August 11, 2023 (originally February 11, 2023; see Note 10) then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2020.

/s/ WithumSmith+Brown, PC

New York, New York

April 5, 2023

PCAOB ID Number 100

PRIVETERRA ACQUISITION CORP.

CONSOLIDATED BALANCE SHEETS

AS RESTATED

	December 31,
	2022	2021
Assets
Current assets
Cash	$67,909	$497,412
Prepaid assets	41,287	337,812
Total Current Assets	109,196	835,224

Prepaid assets – non-current	—	34,619
Investments held in Trust Account	279,384,429	276,079,687
Total Assets	$279,493,625	$276,949,530

Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$2,620,682	$634,585
Franchise tax payable	226,936	200,000
Promissory Note – Related Party	150,000	—
Deferred tax liability	588,899	—
Income tax payable	294,430	—
Total current liabilities	3,880,947	834,585

Warrant liabilities	669,759	7,384,800
Deferred underwriting commission	5,892,600	9,660,000
Total liabilities	10,443,306	17,879,385

Commitments and Contingencies

Class A common stock subject to possible redemption, 27,600,000 shares as of December 31, 2022 and 2021, at redemption value of $10.09 and $10.00, respectively	278,487,272	276,000,000

Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Class A common stock, $0.0001 par value; 280,000,000 shares authorized; 0 shares issued and outstanding (excluding 27,600,000 shares subject to possible redemption) as of December 31, 2022 and 2021, respectively	—	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 6,900,000 shares issued and outstanding at December 31, 2022 and 2021, respectively	690	690
Additional paid-in capital	32,000	32,000
Accumulated deficit	(9,469,643)	(16,962,545)
Total Stockholders’ Deficit	(9,436,953)	(16,929,855)
Total Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$279,493,625	$276,949,530

The accompanying notes are an integral part of these consolidated financial statements.

PRIVETERRA ACQUISITION CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

AS RESTATED

	For the	For the
	Year ended	Year ended
	December 31,	December 31,
	2022	2021
Operating costs	$3,325,605	$1,935,943
Loss from operations	(3,325,605)	(1,935,943)

Other income
Unrealized change in fair value of warrants liabilities	6,715,041	10,712,133
Gain on forgiveness of deferred underwriting fee payable	162,571	—
Offering costs allocated to warrant liabilities	—	(655,046)
Interest earned on investments held in Trust Account	3,706,667	79,687
Total other income, net	10,584,279	10,136,774

Income before provision for income taxes	7,258,674	8,200,831
Provision for income taxes	(883,329)	—
Net Income	$6,375,345	$8,200,831

Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	27,600,000	24,499,726
Basic and diluted net income per share, Class A common stock subject to possible redemption	$0.18	$0.26
Basic and diluted weighted average shares outstanding, Class B common stock	6,900,000	6,806,301
Basic and diluted net income per share, Class B common stock	$0.18	$0.26

The accompanying notes are an integral part of these consolidated financial statements.

PRIVETERRA ACQUISITION CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

AS RESTATED

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	deficit	Equity (Deficit)
Balance – December 31, 2020	—	$—	6,900,000	$690	$24,310	$(3,588)	$21,412
Excess cash over fair value for Private Placement Warrants	—	—	—	—	1,199,067	—	1,199,067
Accretion of Class A common stock to redemption value	—	—	—	—	(1,223,377)	(25,159,788)	(26,383,165)
Excess cash received over the fair value of the converted working capital loan	—	—	—	—	32,000	—	32,000
Net income	—	—	—	—	—	8,200,831	8,200,831
Balance – December 31, 2021	—	—	6,900,000	690	32,000	(16,962,545)	(16,929,855)
Accretion of Class A common stock to redemption value	—	—	—	—	—	1,117,557	1,117,557
Net income	—	—	—	—	—	6,375,345	6,375,345
Balance – December 31, 2022	—	$—	6,900,000	$690	$32,000	$(9,469,643)	$(9,436,953)

The accompanying notes are an integral part of these consolidated financial statements.

PRIVETERRA ACQUISITION CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

AS RESTATED

	For the Year Ended December 31,
	2022	2021
Cash Flows from Operating Activities:
Net income	$6,375,345	$8,200,831
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on investments held in Trust Account	(3,706,667)	(79,687)
Unrealized change in fair value of warrants liabilities	(6,715,041)	(10,712,133)
Gain on forgiveness of deferred underwriting fee payable	(162,571)	—
Offering costs allocated to warrant liabilities	—	655,046
Changes in operating assets and liabilities:
Prepaid assets	331,144	(372,430)
Franchise tax payable	321,366	200,000
Deferred tax liability	588,899	—
Accrued expenses	1,986,097	613,585
Net cash used in operating activities	(981,428)	(1,494,788)

Cash Flows from Investing Activities:
Principal invested into Trust account	—	(276,000,000)
Withdraw from Trust Account	401,925	—
Net cash provided by (used in) investing activities	401,925	(276,000,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriter fee	—	270,480,000
Offering costs	—	(369,212)
Proceeds from issuance of Private Placement Warrants	—	7,820,000
Proceeds from working capital loans	—	100,000
Borrowing from promissory note	150,000	35,192
Repayment of promissory note	—	(73,780)
Net cash provided by financing activities	150,000	277,992,200

Net Change in Cash	(429,503)	497,412
Cash - Beginning of Year	497,412	—
Cash - End of Year	$67,909	$497,412

Supplemental Disclosure of Non-cash Financing Activities:
Deferred underwriters’ discount payable	$—	$9,660,000
Forgiveness of deferred underwriting fee payable allocated to Class A common stock	$3,604,829	$—
Conversion of Working Capital Loans to Private Placement Warrants	$—	$100,000

The accompanying notes are an integral part of these consolidated financial statements.

PRIVETERRA ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

NOTE 1 — ORGANIZATION AND BUSINESS OPERATION

Organization and General

Priveterra Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on November 17, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”).

On January 5, 2023, in connection with the Business Combination Proposal, a purposed shareholder of the Company filed a complaint in the United States District Court for the Southern District of New York, against the Company and its board of directors, alleging that the registration statement on Form S-4 filed on December 27, 2022 with the SEC omitted material information related to the Business Combination. Since the filing of the complaint, several purported shareholders of the Company have also sent demand letters to the Company’s counsel, similarly alleging that the registration statement filed by the Company on December 27, 2022 with the SEC omitted material information related to the Business Combination and demanding that the Company, its board of directors and/or AEON make supplemental corrective disclosures addressing the alleged deficiencies.

On November 15, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Priveterra Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Priveterra Acquisition Corp. The transactions contemplated by the Merger Agreement are intended to serve as the Company’s initial Business Combination. See Note 6 for further information.

The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2022, the Company had not commenced any operations. All activity for the period from November 17, 2020, the Company’s inception, through December 31, 2022, relates to the Company’s formation and the initial public offering (“IPO”), described below, and identifying a target company for a business combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the IPO and unrealized gains and losses on the change in fair value of it warrants. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Priveterra Sponsor, LLC, a Delaware limited liability company (the “Sponsor”).

On November 16, 2022, Guggenheim agreed to waive its entitlement to the deferred underwriting commission of $3,767,400 to which it became entitled upon completion of the Company’s Initial Public Offering, subject to the consummation of the Transaction. As a result, the Company derecognized the deferred underwriting fee payable of $3,767,400 and recorded $3,604,829 of the forgiveness of the deferred underwriting fee allocated to Public Shares to the carrying value of the shares of Class A common stock and the remaining balance of $162,571 was as a gain from extinguishment of liability allocated to warrant liabilities.

On January 23, 2023, Wells Fargo agreed to waive its entitlement to the deferred underwriting commission of $4,636,800 to which it became entitled to upon completion of the Company’s Initial Public Offering, subject to the consummation of the Transaction. As a result, the Company during its quarter ended March 31, 2023 derecognized the deferred underwriting fee payable of $4,636,800 and will record $4,436,713 of the forgiveness of the deferred underwriting fee allocated to Public Shares to the carrying value of the shares of Class A common stock and the remaining balance of $200,087 was as a gain from extinguishment of liability for the portion allocated to warrant liabilities. As a result, the balance of the deferred underwriting fee payable will be $1,255,800.

Financing

The registration statement for the Company’s IPO was declared effective on February 8, 2021 (the “Effective Date”). On February 11, 2021, the Company consummated an IPO of 27,600,000 units at $10.00 per unit (the “Units”), which includes the full exercise by the underwriters of the over-allotment option to purchase an additional 3,600,000 Units, at $10.00 per Unit, generating gross proceeds of $276,000,000, which is discussed in Note 3.

Simultaneously with the closing of the IPO, the Company consummated the sale of 5,213,333 warrants (the “Private Placement Warrants”), at a price of $1.50 per warrant, which is discussed in Note 4. Each warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, generating gross proceeds of $7,820,000.

Transaction costs of the IPO amounted to $15,630,212 consisting of $5,520,000 of underwriting fees, $9,660,000 of deferred underwriting fees, and $450,212 of other offering costs. Of the transaction costs, $655,046 is included in offering costs on the statements of operations and $14,975,165 is included in equity.

Trust Account

Following the closing of the IPO on February 11, 2021, $276,000,000 ($10.00 per Unit) from the net offering proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), located in the United States with Continental Stock Transfer & Trust Company acting as trustee and will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (“Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its franchise and income tax obligations, if any, the proceeds from the Company’s IPO and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of (i) the completion of initial Business Combination, (ii) the redemption of the Company’s public shares if the Company does not complete an initial Business Combination within 24 months from the closing of the IPO, subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a stockholder vote to amend its amended and restated certificate of incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company has not consummated an initial business combination within 24 months from the closing of the IPO or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

In connection with the vote at the special meeting of stockholders held on February 10, 2023 (the “Special Meeting”) the holders of 25,597,728 shares of Class A common stock properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.11 per share, for an aggregate redemption amount of approximately $258,793,030.08, resulting in 2,002,272 shares of Class A common stock after redemptions. The trust account balance after the redemption payments are made will be $20,259,152.12.

Initial Business Combination

The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a stockholder meeting called to approve the initial Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations).

The shares of common stock subject to redemption are recorded at a redemption value and classified as temporary equity upon the IPO, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Combination Period.

On December 12, 2022, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among the Company, Priveterra Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and AEON Biopharma, Inc., a Delaware corporation (“AEON”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into AEON, with AEON surviving as a wholly owned subsidiary of the Company (the “Merger”). Upon the closing of the Merger (the “Closing”), the Company will change its name to “AEON Biopharma, Inc.” The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Liquidation

The Company will have 24 months from the closing of the IPO to complete the initial Business Combination (the “Combination Period”). However, if the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Company’s IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked its Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether its Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Company’s Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that its Sponsor would be able to satisfy those obligations.

Liquidity, Capital Resources and Going Concern

The Company’s liquidity needs up to February 11, 2021, the date of the IPO, had been satisfied through a capital contribution from the Sponsor of $25,000 (see Note 5) for the founder shares and the loans under an unsecured promissory note from the Sponsor of $73,295 (see Note 5). In order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 5).

The Company’s IPO was on February 11, 2021. As of December 31, 2022, the Company had $67,909 in its operating bank account, and working capital deficit of $2,874,594 (excluding taxes payable which is funded by earnings from the Trust Account) and has incurred and expects to incur additional significant costs in pursuit of its financing and acquisition plans.

Additionally, the Company has until August 11, 2023 (originally February 11, 2023; see Note 10) to consummate a Business Combination. In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” Management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. The Company intends to complete a Business Combination before the mandatory liquidation date. No adjustments have been made to the carrying amounts of assets or liabilities.

NOTE 2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENT

The Company had recognized a liability upon closing of their initial public offering in November 2021 for a portion of the underwriter’s commissions which was contingently payable upon closing of a future business combination, with the offsetting entry resulting in an initial discount to the securities sold in the initial public offering. On November 16, 2022, Guggenheim agreed to waive its entitlement to the deferred underwriting commission of $3,767,400 to which it became entitled upon completion of the Company’s Initial Public Offering, subject to the consummation of a business combination. The Company previously recognized the waiver as an extinguishment, with a resulting non-operating gain recognized in its statement of operations for the year ended December 31, 2022. Upon subsequent review and analysis, management concluded that the Company should have recognized the extinguishment of the contingent liability as a reversal in the same relative allocation applied at the initial public offering.

Therefore, the Company’s management and the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) concluded that the Company’s previously issued audited financial statements as of December 31, 2022 (the “Annual Report”) should no longer be relied upon and that it is appropriate to restate the Annual Report. As such, the Company will restate its financial statements in this Form 10-K/A for the Company’s audited financial statements included in the Annual Report on the Company’s Form 10-K for the year ended December 31, 2022, as filed with the Securities and Exchange Commission (“SEC”) on February 22, 2023 (the “Original Filing”).

Impact of the Restatement

The impact of the restatement on the consolidated statements of operations, statements of changes in stockholders’ deficit and statements of cash flows for the affected period is presented below. The restatement had no impact on net cash flows from operating, investing or financing activities.

	For the Year Ended December 31, 2022
	As Previously	Restatement
	Reported	Adjustment	As Restated
Statement of Operations
Gain on forgiveness of deferred underwriting fee payable	3,767,400	3,604,829	162,571
Total other income (expenses)	14,189,108	(3,604,829)	10,584,279
Income before provision for income taxes	10,863,503	(3,604,829)	7,258,674
Net income	9,980,174	(3,604,829)	6,375,345
Basic and diluted weighted average shares outstanding - Class A ordinary shares	27,600,000	—	27,600,000
Basic and diluted earnings per share - Class A ordinary shares	$0.29	$(0.11)	$0.18
Basic and diluted weighted average shares outstanding - Class B ordinary shares	6,900,000	—	6,900,000
Basic and diluted earnings per share - Class B ordinary shares	$0.29	$(0.11)	$0.18

	Additional Paid-in Capital			Accumulated Deficit
	As			As
	Previously		As	Previously		As
	Reported	Adjustment	Restated	Reported	Adjustment	Restated
Statement of Changes in Stockholders’ Deficit
Balance – December 31, 2021	$32,000	$—	$32,000	$(16,962,545)	$—	$(16,962,545)
Net income	—	—	—	9,980,174	(3,604,829)	6,375,345
Accretion of Class A common stock to redemption value	—	—	—	(2,487,272)	3,604,829	1,117,557
Balance – December 31, 2022	$32,000	$—	$32,000	$(9,469,643)	$—	$(9,469,643)

	For the Year Ended December 31, 2022
	As Previously	Restatement
	Reported	Adjustment	As Restated
Statement of Cash Flow
Net Income	9,980,174	(3,604,829)	6,375,345
Gain on forgiveness of deferred underwriting fee payable	(3,767,400)	(3,604,829)	(162,571)
Supplemental disclosure of noncash activities:
Forgiveness of deferred underwriting fee payable allocated to Class A common stock	—	3,604,829	3,604,829

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

As described in Note 2 — Restatement of Previously Issued Financial Statements, the Company’s financial statements for the year ended December 31, 2022 (collectively, the “Affected Period”), are restated in this Annual Report on Form 10-K/A (Amendment No. 1) (the “Annual Report”) to correct the misapplication of accounting guidance related to the liability extinguishment in the Company’s previously issued audited financial statements for such period. The restated financial statements are indicated as “Restated” in the audited financial statements and accompanying notes, as applicable. See Note 2 — Restatement of Previously Issued Financial Statements for further discussion.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary where the Company has the ability to exercise control.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had approximately $68,000 and $497,000 in cash and did not have any cash equivalents as of December 31, 2022 and 2021.

Investments Held in Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying consolidated balance sheets and adjusted for the amortization or accretion of premiums or discounts.

Offering Costs associated with the Initial Public Offering

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering. Offering costs are charged to temporary equity or the consolidated statement of operations based on the relative value of the Public Warrants to the proceeds received from the Units sold upon the completion of the IPO. Accordingly, as of December 31, 2022, offering costs totaling $15,630,212 (consisting of $5,520,000 of underwriting discount, $9,660,000 of deferred underwriting discount, and $450,212 of other offering costs) were recognized with $655,046 which was allocated to the Public Warrants and Private Warrants, included in the consolidated statement of operations and $14,975,166 included in temporary equity.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Coverage limit of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that is considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s consolidated balance sheets.

As of December 31, 2022 and 2021, the common stock subject to possible redemption reflected on the consolidated balance sheets are reconciled in the following table:

Gross proceeds from IPO	$276,000,000
Less:
Proceeds allocated to Public Warrants	(11,408,000)
Class A common stock issuance costs	(14,975,165)
Plus:
Accretion of carrying value to redemption value	26,383,165
Class A common stock subject to possible redemption, December 31, 2021	276,000,000
Plus:
Waiver of Class A share issuance costs	3,604,829
Less:
Accretion of carrying value to redemption value	(1,117,557)
Class A common stock subject to possible redemption, December 31, 2022	$278,487,272

See Note 10 for the current amount held in the Trust Account and the ordinary shares currently subject to redemption following the Company’s February 10, 2023 special meeting of shareholders to extend the Business Combination deadline date from February 11, 2023 to August 11, 2023.

Net Income Per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding for the period. The Company has two classes of common shares, which are referred to as Class A common stock and Class B common stock. Earnings and losses are shared pro rata between the two classes of stock. Private and public warrants to purchase 14,480,000 Class A common stock at $11.50 per share were issued on February 8, 2021. No warrants were exercised during the years ended December 31, 2022 and 2021. The calculation of diluted net income per common share does not consider the effect of the warrants issued in connection with the (i) IPO, (ii) exercise of over-allotment, and (iii) Private Placement since the exercise of the warrants are contingent upon the occurrence of future events. As of December 31, 2022 and 2021, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net income per common share is the same as basic net income per common share for the periods. Accretion associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

Below is a reconciliation of the net income per share of common stock:

	For the Year Ended		For the Year Ended
	December 31, 2022		December 31, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net income per common share
Numerator:
Allocation of net income	$5,100,276	$1,275,069	$6,417,873	$1,782,958
Denominator
Weighted-average shares outstanding	27,600,000	6,900,000	24,499,726	6,806,301
Basic and diluted net income per common share	$0.18	$0.18	$0.26	$0.26

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the consolidated balance sheets, primarily due to its short-term nature, other than the derivative warrant liability.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. Derivative assets and liabilities are classified in the consolidated balance sheets as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The Company has determined the warrants are a derivative instrument.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Income Taxes

The Company accounts for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the consolidated financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of December 31, 2022 and December 31, 2021, the Company’s deferred tax asset had a full valuation allowance recorded against it. Our effective tax rate was 8.1% and 0.0% for the year ended December 31, 2022 and for the period from November 17, 2020 (inception) to December 31, 2021, respectively. The effective tax rate differs from the statutory tax rate of 21% for the year ended December 31, 2022, due to changes in Merger and Acquisition costs and the valuation allowance on the deferred tax assets.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in the Company’s consolidated financial statements and prescribes a recognition threshold and measurement process for consolidated financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States and Florida State as its only significant tax jurisdictions.

The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these consolidated financial statements.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 also requires additional disclosures regarding significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity’s portfolio. The Company expects to adopt the provisions of this guidance on January 1, 2023. The adoption is not expected to have a material impact on the Company’s consolidated financial statements.

Besides the above, the Company’s management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted. Would have a material effect on the accompanying consolidated financial statements.

NOTE 4. INITIAL PUBLIC OFFERING

On February 11, 2021, the Company sold 27,600,000 Units, at a purchase price of $10.00 per Unit, which includes the full exercise by the underwriters of their option to purchase an additional 3,600,000 Units at $10.00 per Unit. Each Unit was sold at $10.00 and consisted of one share of Class A common stock, and one-third warrant to purchase one share of Class A common stock (“Public Warrant”). Each whole Public Warrant entitles the holder thereof to purchase one share of common stock at a price of $11.50 per share, subject to adjustment. Each warrant will become exercisable on the later of 30 days after the completion of the initial Business

Combination or 12 months after the closing of the Company’s IPO on February 11, 2021 and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation. (see Note 4).

The Company paid underwriting fees at the closing of the IPO of $5,520,000. As of February 11, 2021 an additional fee of $9,660,000 (see Note 6) was deferred and will become payable upon the Company’s completion of an initial Business Combination. The deferred portion of the fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes its initial Business Combination.

Warrants — Each whole warrant entitles the holder to purchase one Class A common stock at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issue additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any founder shares held by the initial stockholders or such affiliates, as applicable, prior to such issuance), (the “Newly Issued Price”) (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described under “— Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The warrants will become exercisable on the later of 12 months from the closing of the IPO or 30 days after the completion of its initial Business Combination, and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the initial Business Combination, it will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may call the warrants for redemption for cash:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder (the “30-day redemption period”)
●	if, and only if, the closing price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like and for certain issuances of Class A common stock and equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination as described elsewhere in the IPO) for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders; and

●	if the last sale price of the Class A common stock is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms (except as described above with respect to a holder’s ability to cashless exercise its warrants) as the outstanding public warrants, as described above.

NOTE 5. PRIVATE PLACEMENT

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 5,213,333 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $7,820,000.

Each Private Placement Warrant was identical to the Public Warrants sold in the IPO, except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the Company, (ii) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the Company’s initial Business Combination, and (iii) may be exercised by the holders on a cashless basis. The Company’s Sponsor has agreed to (i) waive its redemption rights with respect to its founder shares and public shares in connection with the completion of the Company’s initial Business Combination, (ii) waive its redemption rights with respect to its founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company does not complete its initial Business Combination within 18 months (or up to 24 months if the Company extends the period of time) from the closing of the Company’s IPO on February 11, 2021 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity and (iii) waive its rights to liquidating distributions from the Trust Account with respect to its founder shares if the Company fails to complete its initial Business Combination within 18 months (or up to 24 months if the Company extends the period of time) from the closing of the Company’s IPO on February 11, 2021. In addition, the Company’s Sponsor has agreed to vote any founder shares held by them and any public shares purchased during or after the Company’s IPO (including in open market and privately negotiated transactions) in favor of the Company’s initial Business Combination.

NOTE 6. RELATED PARTY TRANSACTIONS

Founder Shares

On December 17, 2020, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain offering costs in consideration for 5,750,000 Class B common stock, par value $0.0001 (the “Founder Shares). On February 8, 2021, as part of an upsizing of the IPO, the Company effected a stock split in which each issued share of Class B Common Stock that was outstanding was converted into one and two tenths shares of Class B common stock, resulting in an aggregate of 6,900,000 shares of Class B common stock issued and outstanding. All shares and associated amounts have been retroactively restated to reflect the surrender of these shares. The founder shares included an aggregate of up to 900,000 shares subject to forfeiture if the over-allotment option was not exercised by the underwriters in full. As a result of the underwriters’ election to fully exercise of their over-allotment option, the 900,000 shares were no longer subject to forfeiture.

The initial stockholders have agreed not to transfer, assign or sell any of their Founder Shares and any Class A common stock issuable upon conversion thereof until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their common stock for cash, securities or other property (the “lock-up”). Notwithstanding the foregoing, if the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 180 days after the initial Business Combination, the founder shares will be released from the lockup.

Promissory Note – Related Party

On December 17, 2020, the Sponsor agreed to loan the Company up to $75,000 to be used for a portion of the expenses of the IPO. On January 13, 2021, the Sponsor agreed to loan the Company up to an additional $50,000 to be used for a portion of the expenses of the IPO. These loans are non-interest bearing, unsecured and were due at the earlier of June 30, 2021 or the closing of the IPO. The loan was repaid upon the closing of the IPO out of the offering proceeds. As of December 31, 2022 and 2021, the Company had no amounts outstanding borrowings under the promissory note. Additionally, this note is no longer available to the Company. On

April 27, 2023, the Sponsor agreed to loan Priveterra up to $1,000,000 to be used for working capital. This loan is an unsecured, non-interest bearing loan and will be repaid upon Closing.

On November 28, 2022, the Sponsor issued the Promissory Note to the Company, pursuant to which the Company was entitled to borrow up to an aggregate principal amount of $150,000 (the “Second Note”). The Promissory Note is non-interest bearing and payable on the earlier of the date on which the Company consummates a Business Combination or the date that the winding up of the Company is effective. In the month of December, the Sponsor deposited a total of $150,000 of such funds in the operating account. As of December 31, 2022 and December 31, 2021, the outstanding principal balance under the Promissory Notes amounted to an aggregate of $150,000 and $0, respectively.

Working Capital Loans

The Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company would repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into Private Placement Warrants at a price of $1.50 per warrant at the option of the lender (the “Working Capital Warrants”). Such warrants would be identical to the Private Placement Warrants. In June 2021 the Company had $100,000 of Working Capital Loans outstanding which were converted into 66,667 Working Capital Warrants. As of December 31, 2022 and 2021, the Company had no borrowings under the Working Capital Loans.

Administrative Service Fee

The Company has agreed, commencing on February 8, 2021, to pay $25,000 per month for administrative and other services, of which $10,000 per month will be paid to the Sponsor for office space and administrative services provided to members of the management team and up to $15,000 will be used to compensate the Company’s Chief Operating Officer and Chief Financial Officer and Secretary for a portion of their time spent on the Company’s affairs. Upon completion of the Company’s Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the year ended December 31, 2022, $300,000 was recognized in the consolidated statements of operations and has been paid. For the year ended December 31, 2021, $266,964 was recognized in the consolidated statements of operations and has been paid.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Underwriters Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $9,660,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. On November 16, 2022, Guggenheim agreed to waive its entitlement to the deferred underwriting commission of $3,767,400 to which it became entitled to upon completion of the Company’s Initial Public Offering, subject to the consummation of the Transaction. As a result, the Company derecognized the deferred underwriting fee payable of $3,767,400 and recorded $3,604,829 of the forgiveness of the deferred underwriting fee allocated to Public Shares to the carrying value of the shares of Class A common stock and the remaining balance of $162,571 was as a gain from extinguishment of liability for the portion allocated to warrant liabilities. As of December 31, 2022 and 2021, the deferred underwriting fee payable is $5,892,600 and $9,660,000, respectively.

On January 23, 2023, Wells Fargo agreed to waive its entitlement to the deferred underwriting commission of $4,636,800 to which it became entitled to upon completion of the Company’s Initial Public Offering, subject to the consummation of the Transaction. As a result, the Company during its quarter ended March 31, 2023 derecognized the deferred underwriting fee payable of $4,636,800 and will record $4,436,713 of the forgiveness of the deferred underwriting fee allocated to Public Shares to the carrying value of the shares of Class A common stock and the remaining balance of $200,087 was as a gain from extinguishment of liability for the portion allocated to warrant liabilities. As a result, the balance of the deferred underwriting fee payable will be $1,255,800.

Registration Rights

The holders of the founder shares, Private Placement Warrants, and warrants that may be issued upon conversion of Working Capital Loans will have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement to be signed in connection with the Company’s IPO. These holders will be entitled to make up to three demands, excluding short form registration demands, that the Company registers such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company.

Business Combination Agreement

On December 12, 2022, the Company entered into a business combination agreement (the “Business Combination Agreement”) by and among the Company, Priveterra Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and AEON Biopharma, Inc., a Delaware corporation (“AEON”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into AEON, with AEON surviving as a wholly owned subsidiary of the Company (the “Merger”). Upon the closing of the Merger (the “Closing”), the Company will change its name to “AEON Biopharma, Inc.” The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Pursuant to the Business Combination Agreement, at the effective time of the Merger, each option, whether vested or unvested, exercisable for AEON equity, and each RSU award representing the right to receive shares of AEON common stock, in each case, that is outstanding immediately prior to the effective time of the Merger shall be assumed by the Company and continue in full force and effect on the same terms and conditions as are currently applicable to such awards, subject to adjustments to the number of shares of Class A Common Stock subject to each award, and for options, adjustments to the exercise price.

Under the Business Combination Agreement, the Company will acquire all of the outstanding equity interests of AEON (including equity interests issued upon conversion of the outstanding convertible notes of AEON) in exchange for shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), based on an implied AEON equity value of $165,000,000, to be paid to AEON stockholders at the effective time of the Merger, except that 809,000 shares of the Company’s Class A Common Stock otherwise issuable as merger consideration shall be held back to satisfy the exercise of certain of AEON’s convertible notes upon the maturity thereof. For more information regarding the Business Combination Agreement, please see our Current Report on Form 8-K filed on December 12, 2022, and our registration statement Amendment No. 1 to Form S-4 filed on February 9, 2023.

NOTE 8. STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue a total of 1,000,000 preferred shares at par value of $0.0001 each. At December 31, 2022 and 2021, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 280,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2022 and 2021, there were no shares of Class A common stock issued or outstanding (excluding 27,600,000 shares subject to redemption), respectively.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders are entitled to one vote for each share of Class B common stock. At December 31, 2022 and 2021, there were 6,900,000 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders except as required by law. Unless specified in the Company’s amended and restated certificate of incorporation, or as required by applicable provisions of the Delaware state law or applicable stock exchange rules, the affirmative vote of a majority of the Company’s shares of common stock that are voted is required to approve any such matter voted on by its stockholders.

The Class B common stock will automatically convert into Class A common stock concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A common stock issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of Class A common stock outstanding after such conversion (after giving effect to any redemptions of Class A common stock by public stockholders), including the total number of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A common stock or equity-linked securities exercisable for or convertible into Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of founder shares will never occur on a less than one-for-one basis.

NOTE 9. RECURRING FAIR VALUE MEASUREMENTS

At December 31, 2022 and 2021, the Company’s warrant liability was valued at $669,759 and $7,384,800, respectively. Under the guidance in ASC 815-40 the Warrants do not meet the criteria for equity treatment. As such, the Warrants must be recorded on the balance sheet at fair value. This valuation is subject to re-measurement at each balance sheet date. With each re-measurement, the warrant valuation will be adjusted to fair value, with the change in fair value recognized in the Company’s consolidated statement of operations.

The Company’s warrant liability for the Private Placement Warrants is based on a valuation model utilizing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. The fair value of the Private Warrant liability classified within Level 3 of the fair value hierarchy.

The Company’s warrant liability for the Public Warrants is based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. The fair value of the Public Warrant liability is classified within Level 2 of the fair value hierarchy. The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying consolidated balance sheets and adjusted for the amortization or accretion of premiums or discounts.

At December 31, 2022, assets held in the Trust Account were comprised of $4,858 in cash and $279,379,571 in U.S. Treasury Bills. The sum of the cash held in trust and the U.S. Treasury bills total the consolidated Balance sheet balance of $279,384,429. During the period ended December 31, 2022, the Company withdrew $401,925 in interest income from the Trust Account for tax obligation purposes.

At December 31, 2021, assets held in the Trust Account were comprised of $52 in cash and $276,079,635 in U.S. Treasury Bills. The sum of the cash held in trust and the U.S. Treasury bills total the consolidated Balance sheet balance of $276,079,687 in U.S. Treasury Bills. During the year ended December 31, 2021, the Company did not withdraw interest income from the Trust Account.

The following table presents information about the Company’s gross holding gains and fair value of held-to-maturity securities at December 31, 2022 and 2021:

				Gross
			Amortized	Holding
	Held-To-Maturity	Level	Cost	Gain	Fair Value
December 31, 2022	U.S. Treasury Bill (Matures on 01/05/2023)	1	$279,339,034	$40,537	$279,379,571

December 31, 2021	U.S. Treasury Bill (Matures on 01/06/2022)	1	$276,079,635	$1,273	$276,080,908

The following table presents information about the Company’s liabilities that were measured at fair value on a recurring basis as of December 31, 2022 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	Level 1	Level 2	Level 3
Liabilities:
Private Placement Warrants	$—	$—	$250,239
Public Warrants	$—	$419,520	$—

The following table presents information about the Company’s liabilities that were measured at fair value on a recurring basis as of December 31, 2021 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	Level 1	Level 2	Level 3
Liabilities:
Private Placement Warrants	$—	$—	$2,692,800
Public Warrants	$4,692,000	$—	$—

Measurement

The Company established the initial fair value for the Warrants on February 11, 2021, the date of the consummation of the Company’s IPO using a Monte Carlo simulation model to value the Public Warrants and a modified Black-Scholes model to value the Private Placement Warrants. The Warrants were initially classified within Level 3 of the fair value hierarchy due to the use of unobservable inputs. In April 2021, the Public Warrants began trading in the open market and were reclassified to Level 1. On December 31, 2022 and 2021, the fair value was remeasured. At December 31, 2022 and 2021, the Company used a Monte Carlo simulation and modified Black-Scholes model, respectively, to value the Private Placement Warrants. The Public Warrants were previously classified as Level 3 due to the lack of an observable market price for the warrants and initially valued using the Black-Scholes Option Pricing Model. Public Warrants were transferred to a level 2 due to the lack of an active market as of September 30, 2022 and continue to be included in level 2 as of December 31, 2022, and the presence of observable inputs in surrounding periods for the same instrument.

The Private Placement Warrants were classified within Level 3 of the fair value hierarchy at the measurement date due to the use of unobservable inputs. The Company’s Private Placement Warrant liability is based on a valuation model utilizing management judgment and pricing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. Significant deviations from these estimates and inputs could result in a material change in fair value.

The key inputs into the valuation models was as follows:

	December 31,	December 31,
Input	2021	2022
Risk-free interest rate	1.26%	4.75%
Expected term (years)	5.0	5.71
Expected volatility	10.50%	9.8%
Dividend rate	0.0%	0.0%
Exercise price	$11.50	$11.50
Market implied likelihood of Initial Business Combination	—%	8.9%

The following table provides a reconciliation of changes in fair value of the beginning and ending balances for the Company’s assets and liabilities classified as level 3 for the years ended December 31, 2022 and 2021.

Fair value at issuance February 11, 2021	$18,028,933
Public Warrants reclassified to level 1	(9,200,000)
Issuance of Private Placement Warrants upon conversion of Working Capital Loans	68,000
Change in fair value	(6,204,133)
Fair Value at December 31, 2021	$2,692,800

Fair Value at December 31, 2021	$2,692,800
Change in fair value	(2,442,561)
Fair Value at December 31, 2022	$250,239

NOTE 10. INCOME TAXES

The Company’s net deferred tax assets are as follows:

	December 31,	December 31,
	2022	2021
Deferred tax assets
Net operating loss carryforward	$—	$25,360
Startup Costs	1,231,442	364,454
Unrealized gain/loss - Trust	(588,900)	—
Total deferred tax assets	642,542	389,814
Valuation allowance	(1,231,441)	(389,814)
Deferred tax assets, net of allowance	$(588,899)	$—

The income tax provision for the years ended December 31, 2022 and 2021 consists of the following:

	December 31,	December 31,
	2022	2021
Federal
Current	$230,537	$—
Deferred	(119,370)	(389,814)
State
Current	$63,893	$
Deferred	(133,358)	—
Change in valuation allowance	841,627	389,814
Provision for income taxes	$883,329	$—

As of December 31, 2022 and 2021, the Company had $0 and $120,763, respectively, of U.S. federal and state net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the years ended December 31, 2022 and 2021, the change in the valuation allowance was $841,627 and $389,814, respectively.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2022 and 2021 is as follows:

	December 31,
	2022	2021

Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	5.5%	0.0%
State tax credit	(0.2)%	0.0%
Deferred tax liability change in rate	(1.4)%	0.0%
Business combination expense	0.7%	0.0%
Penalties and interest	0.1%	0.0%
Offering costs	0.0%	1.7%
Change in fair value of warrant liability	(24.5)%	(27.4)%
Reduction in deferred underwriting fee	(0.6)%	0.0%
Valuation allowance	11.6%	4.7%
Income tax provision	12.2%	0.0%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheets date up to the date that the consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements, other than as described below.

On February 10, 2023, at the special meeting of stockholders of the Company, stockholders of the Company approved the certificate of amendment to the second amended and restated certificate of incorporation to amend the Company’s contractual expiration date of February 11, 2023 by changing the date by which the Company must cease all operations except for the purpose of winding up if it fails to complete a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination from February 11, 2023 to August 11, 2023. In connection with the vote at the special meeting, the holders of 25,597,728 shares of Class A Common Stock, par value $0.0001 per share, properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.11 per share, for an aggregate redemption amount of approximately $258,793,030.08. The remaining shares to be redeemed is 2,002,272.

On January 11, 2023, the Company and AEON entered into interim financing letter agreements with certain investors for a total aggregate amount of $20 million.

On January 5, 2023, in connection with the Business Combination proposal, a purposed shareholder of the Company filed a complaint in the United States District Court for the Southern District of New York, against the Company and its board of directors, alleging that the registration statement on Form S-4 filed on December 27, 2022 with the SEC omitted material information related to the Business Combination. Since the filing of the complaint, several purported shareholders of the Company have also sent demand letters to the Company’s counsel, similarly alleging that the registration statement filed by the Company on December 27, 2022 with the SEC omitted material information related to the Business Combination and demanding that the Company, its board of directors and/or AEON make supplemental corrective disclosures addressing the alleged deficiencies.

On January 23, 2023, Wells Fargo agreed to waive its entitlement to the deferred underwriting commission of $4,636,800 to which it became entitled to upon completion of the Company’s Initial Public Offering, subject to the consummation of the Transaction. As a result, the Company during its quarter ended March 31, 2023 derecognized the deferred underwriting fee payable of $4,636,800 and will record $4,436,713 of the forgiveness of the deferred underwriting fee allocated to Public Shares to the carrying value of the shares of Class A common stock and the remaining balance of $200,087 was as a gain from extinguishment of liability for the portion allocated to warrant liabilities. As a result, the balance of the deferred underwriting fee payable will be $1,255,800.

PRIVETERRA ACQUISITION CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
	(unaudited)
Assets
Current assets
Cash	$441,377	$67,909
Prepaid assets	150,721	41,287
Total Current Assets	592,098	109,196

Cash and Investments held in Trust Account	21,193,395	279,384,429
Total Assets	$21,785,493	$279,493,625

Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$6,960,841	$2,620,682
Franchise tax payable	16,232	226,936
Promissory Note – Related Party	1,000,000	150,000
Deferred tax liability	—	588,899
Excise tax liability	424,059	—
Income tax payable	1,059,625	294,430
Total current liabilities	9,460,757	3,880,947

Warrant liabilities	1,336,725	669,759
Deferred underwriting commission	1,255,800	5,892,600
Total liabilities	12,053,282	10,443,306

Commitments and Contingencies

Class A common stock subject to possible redemption, 2,002,272 shares and 27,600,000 shares as of June 30, 2023, and December 31, 2022, at redemption value of $10.58 and $10.09, respectively	21,193,395	278,487,272

Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding as of June 30, 2023 and December 31, 2022	—	—
Class A common stock, $0.0001 par value; 280,000,000 shares authorized; 0 shares issued and outstanding (excluding 2,002,272 and 27,600,000 shares subject to possible redemption as of June 30, 2023 and December 31, 2022, respectively)	—	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 6,900,000 shares issued and outstanding at June 30, 2023 and December 31, 2022	690	690
Additional paid-in capital	32,000	32,000
Accumulated deficit	(11,493,874)	(9,469,643)
Total Stockholders’ Deficit	(11,461,184)	(9,436,953)
Total Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$21,785,493	$279,493,625

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

PRIVETERRA ACQUISITION CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Operating costs	$3,526,521	$427,204	$5,270,006	$816,277
Loss from operations	(3,526,521)	(427,204)	(5,270,006)	(816,277)

Other (expense) income
Unrealized change in fair value of warrants	(524,114)	2,173,893	(666,966)	5,206,773
Gain on forgiveness of deferred underwriting fee payable	—	—	200,087	—
Interest earned on investments held in Trust Account	199,960	137,380	1,902,329	266,966
Total other (expense) income, net	(324,154)	2,311,273	1,435,450	5,473,739

(Loss) Income before provision for income taxes	(3,850,675)	1,884,069	(3,834,556)	4,657,462
Provision for income taxes	(91,662)	(16,965)	(496,296)	(16,965)
Net (loss) income	$(3,942,337)	$1,867,104	$(4,330,852)	$4,640,497

Basic and diluted weighted average shares outstanding, Class A common stock	2,002,272	27,600,000	7,559,570	27,600,000
Basic and diluted net (loss) income per share, Class A common stock	$(0.44)	$0.05	$(0.30)	$0.13
Basic and diluted weighted average shares outstanding, Class B common stock	6,900,000	6,900,000	6,900,000	6,900,000
Basic and diluted net (loss) income per share, Class B common stock	$(0.44)	$0.05	$(0.30)	$0.13

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

PRIVETERRA ACQUISITION CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

	Common Stock				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance — January 1, 2023	—	$—	6,900,000	$690	$32,000	$(9,469,643)	$(9,436,953)
Accretion of Class A common stock to redemption value	—	—	—	—	—	2,931,576	2,931,576
Excise tax imposed on common stock redemptions	—	—	—	—	—	(424,059)	(424,059)
Net loss	—	—	—	—	—	(388,515)	(388,515)
Balance - March 31, 2023 (unaudited)	—	—	6,900,000	690	32,000	(7,350,641)	(7,317,951)
Accretion of Class A common stock to redemption value	—	—	—	—	—	(200,896)	(200,896)
Net loss	—	—	—	—	—	(3,942,337)	(3,942,337)
Balance — June 30, 2023 (unaudited)	—	$—	6,900,000	$690	$32,000	$(11,493,874)	$(11,461,184)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance — January 1, 2022	—	$—	6,900,000	$690	$32,000	$(16,962,545)	$(16,929,855)
Net income	—	—	—	—	—	2,773,393	2,773,393
Balance - March 31, 2022 (unaudited)	—	—	6,900,000	690	32,000	(14,189,152)	(14,156,462)
Accretion of Class A common stock to redemption value	—	—	—	—	—	(79,687)	(79,687)
Net income	—	—	—	—	—	1,867,104	1,867,104
Balance - June 30, 2022 (unaudited)	—	$—	6,900,000	$690	$32,000	$(12,401,735)	$(12,369,045)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

PRIVETERRA ACQUISITION CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended
	June 30,
	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(4,330,852)	$4,640,497
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest earned on investments held in Trust Account	(1,902,329)	(266,966)
Unrealized change in fair value of warrants	666,966	(5,206,773)
Gain on forgiveness of deferred underwriting fee payable	(200,087)	—
Changes in operating assets and liabilities:
Prepaid assets	(109,434)	131,895
Income and Franchise tax payable	554,491	(83,035)
Deferred tax liability	(588,899)	—
Accrued expenses	4,340,159	214,228
Net cash used in operating activities	(1,569,985)	(570,154)

Cash Flows from Investing Activities:
Principal invested into Trust account	(400,000)	—
Withdrawal from Trust Account for tax obligations	1,493,453	80,500
Cash withdrawn for redemptions	258,999,909	—
Net cash provided by investing activities	260,093,362	80,500

Cash Flows from Financing Activities:
Borrowings under promissory note	1,000,000	—
Repayment of promissory note	(150,000)	—
Redemption of Class A common stock	(258,999,909)	—
Net cash used in financing activities	(258,149,909)	—

Net Change in Cash	373,468	(489,654)
Cash - Beginning of period	67,909	497,412
Cash - End of period	$441,377	$7,758

Supplemental Disclosure of Non-cash Financing Activities:
Deferred underwriting commissions payable charged to additional paid in capital	$4,436,713	$—
Excise tax liability accrued for common stock redemptions	$424,059	$—

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

PRIVETERRA ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2023

(Unaudited)

Note 1 — Organization and Business Operation

Organization and General

Priveterra Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on November 17, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”).

On November 15, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Priveterra Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Priveterra Acquisition Corp. The transactions contemplated by the Merger Agreement are intended to serve as the Company’s initial Business Combination. See Note 6 for further information.

On January 5, 2023, in connection with the Business Combination proposal, a purported stockholder of the Company filed a complaint in the United States District Court for the Southern District of New York against the Company and its board of directors, alleging that the registration statement on Form S-4 filed on December 27, 2022 with the U.S. Securities and Exchange Commission (“SEC”) omitted material information related to the Business Combination. Since the filing of the complaint, several purported stockholders of the Company have also sent demand letters to the Company’s counsel, similarly alleging that the registration statement filed by the Company on December 27, 2022 with the SEC omitted material information related to the Business Combination and demanding that the Company, its board of directors and/or AEON Biopharma, Inc., a Delaware corporation (“AEON”), make supplemental corrective disclosures addressing the alleged deficiencies.

The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2023, the Company had not commenced any operations. All activity for the period from November 17, 2020, the Company’s inception, through June 30, 2023, relates to the Company’s formation and the initial public offering (“IPO”), described below, and identifying a target company for a business combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the IPO and unrealized gains and losses on the change in fair value of it warrants. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Priveterra Sponsor, LLC, a Delaware limited liability company (the “Sponsor”).

On November 16, 2022, Guggenheim agreed to waive its entitlement to the deferred underwriting commission of $3,767,400 to which it became entitled upon completion of the Company’s IPO, subject to the consummation of the transaction. As a result, the Company derecognized the deferred underwriting fee payable of $3,767,400 and recorded $3,604,829 of the forgiveness of the deferred underwriting fee allocated to public shares to the carrying value of the shares of Class A common stock and the remaining balance of $162,571 was as a gain from extinguishment of liability allocated to warrant liabilities.

On January 23, 2023, Wells Fargo agreed to waive its entitlement to the deferred underwriting commission of $4,636,800 to which it became entitled to upon completion of the Company’s IPO. As a result, the Company the six months ended June 30, 2023 derecognized the deferred underwriting fee payable of $4,636,800 and recorded $4,436,713 of the forgiveness of the deferred underwriting fee allocated to public shares to the carrying value of the shares of Class A common stock and the remaining balance of $200,087 was as a gain from extinguishment of liability for the portion allocated to warrant liabilities. As of June 30, 2023, the balance of the deferred underwriting fee payable was $1,255,800.

Financing

The registration statement for the Company’s IPO was declared effective on February 8, 2021 (the “Effective Date”). On February 11, 2021, the Company consummated an IPO of 27,600,000 units at $10.00 per unit (the “Units”), which includes the full exercise by the underwriters of the over-allotment option to purchase an additional 3,600,000 Units, at $10.00 per Unit, generating gross proceeds of $276,000,000, which is discussed in Note 3.

Simultaneously with the closing of the IPO, the Company consummated the sale of 5,213,333 warrants (the “Private Placement Warrants”), at a price of $1.50 per warrant, which is discussed in Note 4. Each warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, generating gross proceeds of $7,820,000.

Transaction costs of the IPO amounted to $15,630,212 consisting of $5,520,000 of underwriting fees, $9,660,000 of deferred underwriting fees, and $450,212 of other offering costs. Of the transaction costs, $655,046 is included in offering costs on the statements of operations and $14,975,166 is included in equity.

Trust Account

Following the closing of the IPO on February 11, 2021, $276,000,000 ($10.00 per Unit) from the net offering proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), located in the United States with Continental Stock Transfer & Trust Company acting as trustee and will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (“Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its franchise and income tax obligations, if any, the proceeds from the Company’s IPO and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of (i) the completion of initial Business Combination, (ii) the redemption of the Company’s public shares if the Company does not complete an initial Business Combination within 24 months from the closing of the IPO, subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a stockholder vote to amend its amended and restated certificate of incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company has not consummated an initial business combination within 24 months from the closing of the IPO or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

In connection with the vote at the special meeting of stockholders held on February 10, 2023 (the “Special Meeting”) the holders of 25,597,728 shares of Class A common stock properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.11 per share, for an aggregate redemption amount of $258,999,909, resulting in 2,002,272 shares of Class A common stock after redemptions. The trust account balance after the redemption payments was $20,259,152. As of June 30, 2023, the trust account balance was $21,193,395.

Initial Business Combination

The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a stockholder meeting called to approve the initial Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations).

The shares of common stock subject to redemption are recorded at a redemption value and classified as temporary equity upon the IPO, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Combination Period.

On December 12, 2022, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among the Company, Priveterra Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and AEON Biopharma, Inc., a Delaware corporation (“AEON”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into AEON, with AEON surviving as a wholly owned subsidiary of the Company (the “Merger”). Upon the closing of the Merger (the “Closing”), the Company will change its name to “AEON Biopharma, Inc.” The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Liquidation

The Company will have 24 months from the closing of the IPO to complete the initial Business Combination which has been extended through August 11, 2023 (the “Combination Period”). However, if the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Company’s IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked its Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether its Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Company’s Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that its Sponsor would be able to satisfy those obligations.

Liquidity, Capital Resources and Going Concern

The Company’s liquidity needs up to February 11, 2021, the date of the IPO, had been satisfied through a capital contribution from the Sponsor of $25,000 (see Note 5) for the founder shares and the loans under an unsecured promissory note from the Sponsor of $73,295 (see Note 5). In order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 5).

The Company’s IPO was on February 11, 2021. As of June 30, 2023, the Company had $441,377 in its operating bank account, and working capital deficit of $8,868,659 (excluding taxes payable which is funded by earnings from the Trust Account) and has incurred and expects to incur additional significant costs in pursuit of its financing and acquisition plans.

Additionally, the Company has until August 11, 2023 (originally February 11, 2023; see Note 6) to consummate a Business Combination. In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” Management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. The Company intends to complete a Business Combination before the mandatory liquidation date. No adjustments have been made to the carrying amounts of assets or liabilities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Form 10-K/A for the year ended December 31, 2022 as filed with the SEC on April 10, 2023, which contains the audited financial statements and notes thereto. The interim results for the three and six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any future interim periods.

Principles of Consolidation

The accompanying unaudited consolidated condensed financial statements include the accounts of the Company and its wholly-owned subsidiary where the Company has the ability to exercise control. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s condensed consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these unaudited condensed consolidated financial statements is the determination of the fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had approximately $441,000 and $68,000 in cash and did not have any cash equivalents as of June 30, 2023 and December 31, 2022.

Investments Held in Trust Account

At June 30, 2023 and December 31, 2022, substantially all of the assets held in the Trust Account were held as cash held by Continental Stock Transfer & Trust Company. At December 31, 2022, the Company’s portfolio of investments held in the Trust Account was comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying condensed consolidated balance sheets and adjusted for the amortization or accretion of premiums or discounts.

Offering Costs associated with the Initial Public Offering

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering. Offering costs are charged to temporary equity or the statement of operations based on the relative value of the Public Warrants to the proceeds received from the Units sold upon the completion of the IPO. Accordingly, offering costs totaling $15,630,212 (consisting of $5,520,000 of underwriting discount, $9,660,000 of deferred underwriting discount, and $450,212 of other offering costs) were recognized with $655,046 which was allocated to the Public Warrants and Private Warrants, included in the consolidated statement of operations and $14,975,166 included in temporary equity.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that is considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s condensed consolidated balance sheets.

As of June 30, 2023 and December 31, 2022, the common stock subject to possible redemption reflected on the condensed consolidated balance sheets are reconciled in the following table:

Class A common stock subject to possible redemption, December 31, 2022	$278,487,272
Plus:
Waiver of Class A shares issuance costs	4,436,712
Less:
Redemption	(258,999,909)
Accretion of carrying value to redemption value	(2,730,680)
Class A common stock subject to possible redemption, June 30, 2023	$21,193,395

See Note 6 for the current amount held in the Trust Account and the ordinary shares currently subject to redemption following the Company’s February 10, 2023 Special Meeting of shareholders to extend the Business Combination deadline date from February 11, 2023 to August 11, 2023 and the waiver of underwriting fee on January 23, 2023.

Net (Loss) Income per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net (loss) income per common share is computed by dividing net (loss) income by the weighted average number of shares of common stock outstanding for the period. The Company has two classes of common shares, which are referred to as Class A common stock and Class B common stock. Earnings and losses are shared pro rata between the two classes of stock. Private and public warrants to purchase 14,480,000 Class A common stock at $11.50 per share were issued on February 8, 2021. No warrants were exercised during the three and six months ended June 30, 2023 and 2022. The calculation of diluted net (loss) income per common share does not consider the effect of the warrants issued in connection with the (i) IPO, (ii) exercise of over-allotment, and (iii) Private Placement since the exercise of the warrants are contingent upon the occurrence of future events. As of June 30, 2023 and 2022, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net (loss) income per common share is the same as basic net (loss) income per common share for the periods. Accretion associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

Below is a reconciliation of the net (loss) income per share of common stock:

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2023		2022		2023		2022
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net (loss) income per common share
Numerator:
Allocation of net (loss) income	$(886,698)	$(3,055,639)	$1,493,683	$373,421	$(2,264,201)	$(2,066,651)	$3,712,398	$928,099

Denominator
Weighted-average shares outstanding	2,002,272	6,900,000	27,600,000	6,900,000	7,559,570	6,900,000	27,600,000	6,900,000
Basic and diluted net (loss) income per common share	$(0.44)	$(0.44)	$0.05	$0.05	$(0.30)	$(0.30)	$0.13	$0.13

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the condensed consolidated balance sheets, primarily due to its short-term nature, other than the derivative warrant liability.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the condensed consolidated statements of operations. Derivative assets and liabilities are classified in the consolidated balance sheets as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The Company has determined the warrants are a derivative instrument.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740, requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited condensed consolidated financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of June 30, 2023 and December 31, 2022, the Company’s deferred tax asset had a full valuation allowance recorded against it. The Company’s tax rate was 2.69% and 0.93% for the three months ended June 30, 2023 and 2022, respectively, (7.85)% and 0.37% for the six months ended June 30, 2023 and 2022, respectively. The effective tax rate differs from the statutory tax rate of 21% for the three and six months ended June 30, 2023 and 2022, primarily due to changes in the valuation allowance on the deferred tax assets.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2023 and December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed consolidated financial statements. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these condensed consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these condensed consolidated financial statements.

On January 5, 2023, in connection with the Business Combination Proposal, a purposed stockholder of the Company filed a complaint in the United States District Court for the Southern District of New York, against the Company and its board of directors, alleging that the registration statement on Form S-4 filed on December 27, 2022 with the SEC omitted material information related to the Business Combination. Since the filing of the complaint, several purported stockholder of the Company have also sent demand letters to the Company’s counsel, similarly alleging that the registration statement filed by the Company on December 27, 2022 with the SEC omitted material information related to the Business Combination and demanding that the Company, its board of directors and/or AEON make supplemental corrective disclosures addressing the alleged deficiencies.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its stockholder from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

On December 27, 2022, the Treasury published Notice 2023-2, which provided clarification on some aspects of the application of the excise tax. The notice generally provides that if a publicly traded U.S. corporation completely liquidates and dissolves, distributions in such complete liquidation and other distributions by such corporation in the same taxable year in which the final distribution in complete liquidation and dissolution is made are not subject to the excise tax. Although such notice clarifies certain aspects of the excise tax, the interpretation and operation of aspects of the excise tax (including its application and operation with respect to SPACs) remain unclear and such interim operating rules are subject to change.

Because the application of this excise tax is not entirely clear, any redemption or other repurchase effected by the Company in connection with a business combination, extension vote or otherwise, may be subject to this excise tax. Because any such excise tax would be payable by the Company and not by the redeeming holder, it could cause a reduction in the value of Class A common stock, cash available with which to effectuate a business combination or cash available for distribution in a subsequent liquidation. Whether and to what extent the Company would be subject to the excise tax in connection with a business combination will depend on a number of factors, including (i) the structure of the business combination, (ii) the fair market value of the redemptions and repurchases in connection with the business combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with the business combination (or any other equity issuances within the same taxable year of the business combination) and (iv) the content of any subsequent regulations, clarifications, and other guidance issued by the Treasury. Further, the application of the excise tax in respect of distributions pursuant to a liquidation of a publicly traded U.S. corporation is uncertain and has not been addressed by the Treasury in regulations, and it is possible that the proceeds held in the trust account could be used to pay any excise tax owed the Company in the event it is unable to complete a business combination in the required time and redeem 100% of the remaining Class A common stock in accordance with the amended and restated certificate of incorporation, in which case the amount that would otherwise be received by the public stockholders in connection with the Company’s liquidation would be reduced.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 also requires additional disclosures regarding significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity’s portfolio. The Company adopted the provisions of this guidance on January 1, 2023. The adoption did not have a material impact on the Company’s condensed consolidated financial statements.

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted would have a material effect on the accompanying condensed consolidated financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

On February 11, 2021, the Company sold 27,600,000 Units, at a purchase price of $10.00 per Unit, which includes the full exercise by the underwriters of their option to purchase an additional 3,600,000 Units at $10.00 per Unit. Each Unit was sold at $10.00 and consisted of one share of Class A common stock, and one-third warrant to purchase one share of Class A common stock (“Public Warrant”). Each whole Public Warrant entitles the holder thereof to purchase one share of common stock at a price of $11.50 per share, subject to adjustment. Each warrant will become exercisable on the later of 30 days after the completion of the initial Business Combination or 12 months after the closing of the Company’s IPO on February 11, 2021 and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation. (see Note 4).

The Company paid underwriting fees at the closing of the IPO of $5,520,000. As of February 11, 2021 an additional fee of $9,660,000 (see Note 6) was deferred and will become payable upon the Company’s completion of an initial Business Combination. The deferred portion of the fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes its initial Business Combination.

Warrants — Each whole warrant entitles the holder to purchase one Class A common stock at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issue additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any founder shares held by the initial stockholders or such affiliates, as applicable, prior to such issuance), (the “Newly Issued Price”) (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described under “— Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The warrants will become exercisable on the later of 12 months from the closing of the IPO or 30 days after the completion of its initial Business Combination, and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the initial Business Combination, it will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may call the warrants for redemption for cash:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder (the “30-day redemption period”)
●	if, and only if, the closing price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like and for certain issuances of Class A common stock and equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination as described elsewhere in the IPO) for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders; and
●	if the last sale price of the Class A common stock is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms (except as described above with respect to a holder’s ability to cashless exercise its warrants) as the outstanding public warrants, as described above.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 5,213,333 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $7,820,000.

Each Private Placement Warrant was identical to the Public Warrants sold in the IPO, except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the Company, (ii) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the Company’s initial Business Combination, and (iii) may be exercised by the holders on a cashless basis. The Company’s Sponsor has agreed to (i) waive its redemption rights with respect to its founder shares and public shares in connection with the completion of the Company’s initial Business Combination, (ii) waive its redemption rights with respect to its founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company does not complete its initial Business Combination within 24 months from the closing of the Company’s IPO on February 11, 2021 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity and (iii) waive its rights to liquidating distributions from the Trust Account with respect to its founder shares if the Company fails to complete its initial Business Combination within 18 months (or up to 24 months if the Company extends the period of time) from the closing of the Company’s IPO on February 11, 2021. In addition, the Company’s Sponsor has agreed to vote any founder shares held by them and any public shares purchased during or after the Company’s IPO (including in open market and privately negotiated transactions) in favor of the Company’s initial Business Combination.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On December 17, 2020, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain offering costs in consideration for 5,750,000 Class B common stock, par value $0.0001 (the “Founder Shares”). On February 8, 2021, as part of an upsizing of the IPO, the Company effected a stock split in which each issued share of Class B common stock that was outstanding was converted into one and two tenths shares of Class B common stock, resulting in an aggregate of 6,900,000 shares of Class B common stock issued and outstanding. All shares and associated amounts have been retroactively restated to reflect the surrender of these shares. The founder shares included an aggregate of up to 900,000 shares subject to forfeiture if the over-allotment option was not exercised by the underwriters in full. As a result of the underwriters’ election to fully exercise of their over-allotment option, the 900,000 shares were no longer subject to forfeiture.

The initial stockholders have agreed not to transfer, assign or sell any of their Founder Shares and any Class A common stock issuable upon conversion thereof until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their common stock for cash, securities or other property (the “lock-up”). Notwithstanding the foregoing, if the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 180 days after the initial Business Combination, the founder shares will be released from the lockup.

Promissory Note – Related Party

On December 17, 2020, the Sponsor agreed to loan the Company up to $75,000 to be used for a portion of the expenses of the IPO. On January 13, 2021, the Sponsor agreed to loan the Company up to an additional $50,000 to be used for a portion of the expenses of the IPO. These loans are non-interest bearing, unsecured and were due at the earlier of June 30, 2021 or the closing of the IPO. The loan was repaid upon the closing of the IPO out of the offering proceeds. As of June 30, 2023 and December 31, 2022, the Company had no amounts outstanding borrowings under the promissory note. Additionally, this note is no longer available to the Company.

On November 28, 2022, the Sponsor issued the promissory note to the Company, pursuant to which the Company was entitled to borrow up to an aggregate principal amount of $150,000 (the “Second Note”). The promissory note is non-interest bearing and payable on the earlier of the date on which the Company consummates a Business Combination or the date that the winding up of the Company is effective. In the month of December, the Sponsor deposited a total of $150,000 of such funds in the operating account. As of June 30, 2023 and December 31, 2022, the balance on the second note was $0 and $150,000, respectively. The Second Note was fully repaid on May 3, 2023.

On April 27, 2023, the Company issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $1,000,000. The Promissory Note is non-interest bearing, unsecured and payable upon the effective date of the Company’s initial business combination. The Promissory Note is subject to customary events of default which could, subject to certain conditions, cause the Promissory Notes to become immediately due and payable. As of June 30, 2023, the Company drew $1,000,000 under the Promissory Note, which amount remains outstanding.

Working Capital Loans

The Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company would repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into Private Placement Warrants at a price of $1.50 per warrant at the option of the lender (the “Working Capital Warrants”). Such warrants would be identical to the Private Placement Warrants. In June 2021 the Company had $100,000 of Working Capital Loans outstanding which were converted into 66,667 Working Capital Warrants. As of June 30, 2023 and December 31, 2022, the Company had no borrowings under the Working Capital Loans.

Administrative Service Fee

The Company has agreed, commencing on February 8, 2021, to pay $25,000 per month for administrative and other services, of which $10,000 per month will be paid to the Sponsor for office space and administrative services provided to members of the management team and up to $15,000 will be used to compensate the Company’s Chief Operating Officer and Chief Financial Officer and Secretary for a portion of their time spent on the Company’s affairs. Upon completion of the Company’s Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the three and six months ended June 30, 2023, $75,000 and $150,000 was recognized in the condensed consolidated statements of operations and has been paid, respectively. For the three and six months ended June 30, 2022, $75,000 and $150,000 was recognized in the condensed statements of operations and has been paid, respectively.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Underwriters Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $9,660,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. On November 16, 2022, the Company and one of the underwriters executed a waiver letter confirming the underwriter’s waiver of its deferred fee under the terms of the underwriting agreement. On January 23, 2023, Wells Fargo agreed to waive its entitlement to the deferred underwriting commission of $4,636,800 to which it became entitled to upon completion of the Company’s IPO, subject to the consummation of a transaction. As a result, the Company derecognized the deferred underwriting fee payable of $4,636,800 and recorded $4,436,713 of the forgiveness of the deferred underwriting fee allocated to Public Shares to the carrying value of the shares of Class A common stock and the remaining balance of $200,087 was as a gain from extinguishment of liability for the portion allocated to warrant liabilities. As of June 30, 2023 and December 31, 2022, the deferred underwriting fee payable is $1,255,800 and $5,892,600, respectively.

Excise Tax

In connection with the vote to approve the Charter Amendment Proposal, holders of 25,597,728 shares of Class A Common Stock properly exercised their right to redeem their shares of Class A Common Stock for an aggregate redemption amount of $258,999,909. In connection to the redemption of shares, during the six months ended June 30, 2023, the Company recorded $424,059 of excise tax liability calculated as 1% of shares redeemed less the number of shares to be issued as stated in the Business Combination Agreement.

The liability does not impact the condensed consolidated statements of operations and is offset against additional paid-in capital or accumulated deficit if additional paid-in capital is not available. This excise tax liability can be offset by future share issuances within the same fiscal year which will be evaluated and adjusted in the period in which the issuances occur. Should the Company liquidate prior to December 31, 2023, the excise tax liability will not be due.

Registration Rights

The holders of the founder shares, Private Placement Warrants, and warrants that may be issued upon conversion of Working Capital Loans will have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement to be signed in connection with the Company’s IPO. These holders will be entitled to make up to three demands, excluding short form registration demands, that the Company registers such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company.

Business Combination Agreement

On December 12, 2022, the Company entered into the Business Combination Agreement by and among the Company, Merger Sub, and AEON. The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into AEON, with AEON surviving as a wholly owned subsidiary of the Company. Upon the Closing, the Company will change its name to “AEON Biopharma, Inc.”

Pursuant to the Business Combination Agreement, at the effective time of the Merger, each option, whether vested or unvested, exercisable for AEON equity that is outstanding immediately prior to the effective time of the Merger shall be assumed by the Company and continue in full force and effect on the same terms and conditions as are currently applicable to such options, subject to adjustments to exercise price and number of shares of Class A Common Stock issued upon exercise.

Under the Business Combination Agreement, the Company will acquire all of the outstanding equity interests of AEON (including equity interests issued upon conversion of the outstanding convertible notes of AEON) in exchange for shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), based on an implied AEON equity value of $165,000,000, to be paid to AEON stockholders at the effective time of the Merger, except that 809,000 shares of the Company’s Class A Common Stock otherwise issuable as merger consideration shall be held back to satisfy the exercise of certain of AEON’s convertible notes upon the maturity thereof. For more information regarding the Business Combination Agreement, please see the Current Report on Form 8-K filed on May 1, 2023, and registration statement Amendment No. 2 to Form S-4 filed on March 9,

2023, registration statement Amendment No. 3 to Form S-4 filed on May 1, 2023 and registration statement Amendment No. 4 to Form S-4 filed on May 9, 2023.

Special Meeting of Stockholders of the Company

On January 11, 2023, the Company and AEON entered into interim financing letter agreements with certain investors for a total aggregate amount of $20 million.

On January 5, 2023, in connection with the Business Combination proposal, a purposed stockholder of the Company filed a complaint in the United States District Court for the Southern District of New York, against the Company and its board of directors, alleging that the registration statement on Form S-4 filed on December 27, 2022 with the SEC omitted material information related to the Business Combination. Since the filing of the complaint, several purported stockholders of the Company have also sent demand letters to the Company’s counsel, similarly alleging that the registration statement filed by the Company on December 27, 2022 with the SEC omitted material information related to the Business Combination and demanding that the Company, its board of directors and/or AEON make supplemental corrective disclosures addressing the alleged deficiencies.

On January 23, 2023, the Company and a second underwriter executed a waiver letter confirming the underwriter’s waiver of its deferred fee under the terms of the underwriting agreement which represents an additional $4,636,800 of the deferred fee as waived.

On February 10, 2023, at the Special Meeting of stockholders of the Company, stockholders of the Company approved the certificate of amendment to the second amended and restated certificate of incorporation to amend the Company’s contractual expiration date of February 11, 2023 by changing the date by which the Company must cease all operations except for the purpose of winding up if it fails to complete a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination from February 11, 2023 to August 11, 2023. In connection with the vote at the Special Meeting, the holders of 25,597,728 shares of Class A Common Stock, par value $0.0001 per share, properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.11 per share, for an aggregate redemption amount of $258,999,909. The remaining shares to be potentially redeemed is 2,002,272.

NOTE 7. STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue a total of 1,000,000 preferred shares at par value of $0.0001 each. At June 30, 2023 and December 31, 2022, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 280,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of June 30, 2023 and December 31, 2022, there were no shares of Class A common stock issued or outstanding (excluding 2,002,272 shares and 27,600,000 shares subject to redemption, respectively.)

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders are entitled to one vote for each share of Class B common stock. At June 30, 2023 and December 31, 2022, there were 6,900,000 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders except as required by law. Unless specified in the Company’s amended and restated certificate of incorporation, or as required by applicable provisions of the Delaware state law or applicable stock exchange rules, the affirmative vote of a majority of the Company’s shares of common stock that are voted is required to approve any such matter voted on by its stockholders.

The Class B common stock will automatically convert into Class A common stock concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A common stock issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of Class A common stock outstanding after such conversion (after giving effect to any redemptions of Class A common stock by public stockholders), including the total number of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A common stock or equity-linked securities exercisable for or convertible into Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of founder shares will never occur on a less than one-for-one basis.

NOTE 8. RECURRING FAIR VALUE MEASUREMENTS

At June 30, 2023 and December 31, 2022, the Company’s warrant liability was valued at $1,336,725 and $669,759, respectively. Under the guidance in ASC 815-40 the Warrants do not meet the criteria for equity treatment. As such, the Warrants must be recorded on the condensed balance sheet at fair value. This valuation is subject to re-measurement at each balance sheet date. With each re-measurement, the warrant valuation will be adjusted to fair value, with the change in fair value recognized in the Company’s condensed consolidated statement of operations.

The Company’s warrant liability for the Private Placement Warrants is based on a valuation model utilizing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. The fair value of the Private Warrant liability classified within Level 3 of the fair value hierarchy.

The Company’s warrant liability for the Public Warrants is based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. The fair value of the Public Warrant liability is classified within Level 2 of the fair value hierarchy due to limited trading activity. The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying condensed consolidated balance sheets and adjusted for the amortization or accretion of premiums or discounts.

At June 30, 2023, assets held in the Trust Account were comprised of $21,193,395 in cash held by Continental Stock Transfer & Trust. During the three and six months ended June 30, 2023, the Company withdrew $260,493,363 in interest income from the Trust Account for tax obligation purposes and in connection with redemption.

At December 31, 2022, assets held in the Trust Account were comprised of $4,858 in cash and $279,379,571 in U.S. Treasury Bills. The sum of the cash held in trust and the U.S. Treasury bills total the condensed consolidated balance sheet balance of $279,384,429. During the year ended December 31, 2022, the Company withdrew $401,925 in interest income from the Trust Account for tax obligation purposes.

The following table presents information about the Company’s gross holding gains and fair value of held-to-maturity securities at June 30, 2023 and December 31, 2022:

				Gross
			Amortized	Holding
	Held-To-Maturity	Level	Cost	Gain	Fair Value
December 31, 2022	U.S. Treasury Bill (Matures on 01/05/2023)	1	$279,339,034	$40,537	$279,379,571

The following table presents information about the Company’s liabilities that were measured at fair value on a recurring basis as of June 30, 2023 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	Level 1	Level 2	Level 3
Liabilities:
Private Placement Warrants	$—	$—	$508,725
Public Warrants	$828,000	$—	$—

The following table presents information about the Company’s liabilities that were measured at fair value on a recurring basis as of December 31, 2022 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	Level 1	Level 2	Level 3
Liabilities:
Private Placement Warrants	$—	$—	$250,239
Public Warrants	$—	$419,520	$—

Measurement

The Company established the initial fair value for the Warrants on February 11, 2021, the date of the consummation of the Company’s IPO using a Monte Carlo simulation model to value the Public Warrants and a modified Black-Scholes model to value the Private Placement Warrants. The Warrants were initially classified within Level 3 of the fair value hierarchy due to the use of unobservable inputs. In April 2021, the Public Warrants began trading in the open market and were reclassified to Level 1. On June 30, 2023 and December 31, 2022, the fair value was remeasured. At June 30, 2023 and December 31, 2022, the Company used a Monte Carlo simulation and modified Black-Scholes model, respectively, to value the Private Placement Warrants. The Public Warrants were previously classified as Level 3 due to the lack of an observable market price for the warrants and initially valued using the Black-Scholes Option Pricing Model. Public Warrants were transferred to a level 2 due to lack of an active market during the quarter ended September 30, 2022 through March 31, 2023. At June 30, 2023, the Public Warrants transferred from a Level 2 measurement to a Level 1 due to the active market.

The Private Placement Warrants were classified within Level 3 of the fair value hierarchy at the measurement date due to the use of unobservable inputs. The Company’s Private Placement Warrant liability is based on a valuation model utilizing management judgment and pricing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. Significant deviations from these estimates and inputs could result in a material change in fair value.

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. The estimated fair value of the Public Warrants transferred from a Level 2 measurement to a Level 1 fair value measurement during the three months ended June 30, 2023 was $828,000.

The key inputs into the valuation models was as follows:

	December 31,	June 30,
Input	2022	2023
Risk-free interest rate	4.75%	5.45%
Expected term (years)	5.71	5.06
Expected volatility	9.8%	40%
Dividend rate	0.0%	0.0%
Exercise price	$11.50	$11.50
Market implied likelihood of IBC	8.9%	11.0%

The following table provides a reconciliation of changes in fair value of the beginning and ending balances for the Company’s assets and liabilities classified as level 3 for the three and six months ended June 30, 2023 and 2022.

Fair Value at December 31, 2022	$250,239
Change in fair value	56,372
Fair Value at March 31, 2023	306,611
Change in fair value	202,114
Fair Value at June 30, 2023	$508,725

Fair Value at December 31, 2021	$2,692,800
Change in fair value	(1,100,880)
Fair Value at March 31, 2022	1,591,920
Change in fair value	(793,893)
Fair Value at June 30, 2022	$798,027

NOTE 9. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the condensed consolidated balance sheet date up to the date that the unaudited condensed consolidated financial statements were issued. Based upon this review, the Company did not identify any additional subsequent events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements, other than described below:

On July 3, 2023, the Company convened the Special Meeting. At the Special Meeting, a total of 1,528,826 shares of Class A common stock and 6,900,000 shares of Class B common stock of the Company, out of a total of 2,002,272 shares of Class A common stock and 6,900,000 shares of Class B common stock issued and outstanding and entitled to vote as of the close of business on April 11, 2023 (the record date for the Special Meeting), were present or represented by proxy at the Special Meeting. For more information regarding the Special Meeting, please see the Current Report on Form 8-K filed on July 5, 2023.

On July 11, 2023, the Company, in connection with its proposed business combination (the “Business Combination”) with AEON Biopharma, Inc. (“AEON”) and acting pursuant to authorization from its Board of Directors, determined (i) to voluntarily withdraw the listing of the Company’s common stock, warrants, and units from The Nasdaq Stock Market LLC (“Nasdaq”), and (ii) to list the post-combination company’s common stock and warrants on the NYSE American LLC (the “NYSE”), in each case subject to the closing of the Business Combination. Trading of the common stock and warrants of the post-combination company, AEON Biopharma Inc., is expected to begin on NYSE at market open on or about July 24, 2023 under the symbol “AEON”. The last day of trading on Nasdaq is expected to be on or about July 21, 2023.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions.

Amount
Securities and Exchange Commission registration fee	$36,260
Accounting fees and expenses	36,500
Legal fees and expenses	200,000
Financial printing and miscellaneous expenses	175,000
Total expenses	$447,760

Item 14. Indemnification of Directors and Officers.

Our bylaws provide that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by the DGCL.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Our bylaws provide that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our bylaws is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our bylaws, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our bylaws limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Our bylaws also provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding.

Notwithstanding the foregoing, a person eligible for indemnification pursuant to our bylaws will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification which is conferred by our bylaws is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our bylaws or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our bylaws may have or hereafter acquire under law, our certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our bylaws will also permit us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our bylaws.

Our bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those which are set forth in our bylaws. In addition, our bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of Common Stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a)	Issuance of Capital Stock.

On December 17, 2020, the Sponsor purchased an aggregate of 5,750,000 shares of Priveterra Class B common stock for a purchase price of $25,000, or approximately $0.004 per share. On February 8, 2021, as part of an upsizing of Priveterra’s initial public offering, Priveterra effected a stock split in which each issued share of Class B common stock that was outstanding was converted into one and two tenths shares of Class B common stock, resulting in an aggregate of 6,900,000 shares of Class B common stock issued and outstanding. Such shares of Priveterra Class B common stock were ultimately converted into Common Stock in connection with the Closing of the Business Combination. These securities were issued pursuant to Section 4(a)(2) of the Securities Act.

On June 28, 2023, Priveterra entered into ten subscription agreements with certain subscribers thereto, pursuant to which each such subscriber purchased 100 shares of Priveterra Class A common stock at a purchase price of $7.00 per share. Upon the Closing of the Business Combination, AEON issued an aggregate of 1,000 shares of Common Stock to such round lot holders for aggregate gross proceeds of $7,000. These securities were issued pursuant to Section 4(a)(2) of the Securities Act.

On March 9, 2023 and June 8, 2023, the Registrant issued an aggregate of $35.0 million principal amount of convertible notes to A1 for aggregate gross proceeds of $35.0 million. Such convertible notes, including certain interest accrued thereunder, converted into 5,083,325 shares of Priveterra Class A common stock immediately prior to the Closing of the Business Combination, and such shares of Priveterra Class A common stock converted into shares of Common Stock upon the Closing of the Business Combination. These securities were issued pursuant to Section 4(a)(2) of the Securities Act.

On June 27, 2023, the Registrant issued an aggregate of $5.0 million principal amount of convertible notes to Daewoong for aggregate gross proceeds of $5.0 million. Such convertible notes converted into 714,286 shares of Priveterra Class A common stock immediately prior to the Closing of the Business Combination, and such shares of Priveterra Class A common stock converted into shares of Common Stock upon the Closing of the Business Combination. These securities were issued pursuant to Section 4(a)(2) of the Securities Act.

On June 29, 2023, the Registrant and each of an affiliate of Atalaya Capital Management LP, or Atalaya, and Polar entered into separate New Money PIPE Subscription Agreements pursuant to which, at the Closing of the Business Combination, AEON issued 500,000 shares of Common Stock to each of Atalaya affiliate and Polar, for aggregate gross proceeds of $7.0 million. These securities were issued pursuant to Section 4(a)(2) of the Securities Act.

On June 29, 2023, the Registrant and each of an affiliate of Atalaya and Polar entered into separate FPA Funding Amount PIPE Subscription Agreements, pursuant to which, at the Closing of the Business Combination, AEON issued 3,100,000 shares of Common Stock and 3,1750,000 shares of Common Stock to the Atalaya affiliate and Polar, respectively, at a purchase price of $10.63 per share, for an aggregate purchase price of $66,703,250. These securities were issued pursuant to Section 4(a)(2) of the Securities Act.

At the Closing of the Business Combination, in consideration of certain services provided to Priveterra in connection with the Business Combination, AEON issued to certain service providers of Priveterra 125,000 shares of Common Stock. These securities were issued pursuant to Section 4(a)(2) of the Securities Act.

(b)	Warrants.

Substantially concurrently with the closing of Priveterra’s initial public offering, pursuant to a private placement warrants purchase agreement, the Registrant completed the private sale of an aggregate of 5,213,333 Private Placement Warrants to the Sponsor at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds to the Registrant of $7,820,000. The issuance of the private placement warrants was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

On June 28, 2021, the Sponsor elected to convert $100,000 of outstanding principal amount under certain working capital loans into, and the Registrant issued, Private Placement Warrants to purchase 66,667 shares of Common Stock at a purchase price of $11.50 per share, subject to adjustment as described in the private placement warrants purchase agreement. The issuance of such Private Placement Warrants was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statements Schedules.

(a)	Exhibits.
			Incorporated by Reference
Exhibit	Description	Form	Exhibit	Filing Date

2.1†	Business Combination Agreement, dated as of December 12, 2022, by and among Priveterra Acquisition Corp., Priveterra Merger Sub, Inc. and AEON Biopharma, Inc.	8-K	2.1	December 12, 2022
2.2†	Amendment No. 1 to Business Combination Agreement, dated as of April 27, 2023, by and among Priveterra Acquisition Corp., AEON Biopharma, Inc. and Priveterra Merger Sub, Inc.	8-K	2.1	May 1, 2023
3.1	Third Amended and Restated Certificate of Incorporation of AEON Biopharma, Inc.	8-K	3.1	July 27, 2023
3.2	Amended and Restated Bylaws of AEON Biopharma, Inc.	8-K	3.2	July 27. 2023
4.1	Warrant Agreement between Priveterra Acquisition Corp. and Continental Stock Transfer & Trust Company, dated as of February 8, 2021.	8-K	4.1	February 12, 2021
5.1	Opinion of Latham & Watkins LLP.			*
10.1+	AEON Biopharma, Inc. Amended and Restated 2019 Incentive Award Plan.	S-4	10.1	May 1, 2023
10.2+	Form of Stock Option Agreement under AEON Biopharma, Inc. Amended and Restated 2019 Incentive Award Plan.	S-4	10.2	May 1, 2023
10.3+	Form of Restricted Stock Unit Agreement under AEON Biopharma, Inc. Amended and Restated 2019 Incentive Award Plan.	S-4	10.3	May 1, 2023
10.4+	Form of Restricted Stock Unit Agreement under AEON Biopharma, Inc. Amended and Restated 2019 Incentive Award Plan (409A Deferred Compensation).	S-4	10.4	May 1, 2023
10.5+	Form of AEON Biopharma, Inc.’s 2023 Incentive Award Plan.	S-4	10.5	May 1, 2023
10.6+	Form of AEON Biopharma, Inc.’s Non-Employee Director Compensation Program.	S-4	10.14	May 1, 2023
10.7+	Form of Stock Option Agreement under AEON Biopharma, Inc. 2023 Incentive Award Plan.	S-4	10.6	May 1, 2023
10.8+	Form of Restricted Stock Unit Agreement under AEON Biopharma, Inc. 2023 Incentive Award Plan.	S-4	10.7	May 1, 2023
10.9+	Form of AEON Biopharma, Inc.’s 2023 Employee Stock Purchase Plan.	S-4	10.8	May 1, 2023
10.10	Form of Indemnification Agreement between AEON Biopharma, Inc. and its directors and officers.	S-4	10.9	May 1, 2023
10.11+	Amended and Restated Employment Agreement, by and between AEON Biopharma, Inc. and Marc Forth.	8-K	10.11	July 27, 2023
10.12+	Employment Agreement, by and between AEON Biopharma, Inc. and Chad Oh.	8-K	10.12	July 27, 2023
10.13+	Employment Agreement, by and between AEON Biopharma, Inc. and Alex Wilson.	8-K	10.13	July 27, 2023
10.14+	Employment Agreement, by and between AEON Biopharma, Inc. and Chris Carr.	S-4	10.11	December 27, 2022
10.15+	Consulting Agreement, by and between AEON Biopharma, Inc. and Chris Carr.	S-4	10.12	May 1, 2023
10.16†	License and Supply Agreement, dated as of December 20, 2019, by and between Daewoong Pharmaceutical Co., Ltd. and AEON Biopharma, Inc.	S-4	10.15	December 27, 2022
10.16(a)†	Amendment to License and Supply Agreement, dated as of July 29, 2022, by and between Daewoong Pharmaceutical Co., Ltd. and AEON Biopharma, Inc.	S-4	10.15(a)	December 27, 2022
10.17†	Settlement and License Agreement dated June 21, 2021, by and between AEON Biopharma, Inc. and Medytox, Inc.	S-4	10.16	December 27, 2022

			Incorporated by Reference
Exhibit	Description	Form	Exhibit	Filing Date

10.17(a)†	Amendment to Settlement and License Agreement dated May 5, 2022, by and between AEON Biopharma, Inc. and Medytox, Inc.	S-4	10.16(a)	December 27, 2022
10.18	Amendment No. 1 to Sponsor Support Agreement by and among Priveterra Sponsor, LLC, Priveterra Acquisition Corp., and the other parties thereto.	S-4	10.17	May 1, 2023
10.19	Promissory Note, dated as of April 27, 2023, by and between Priveterra Acquisition Corp. and Priveterra Sponsor, LLC.	S-4	10.18	May 1, 2023
10.20	Amended and Restated Registration Rights Agreement, dated as of July 21, 2023, by and between AEON Biopharma, Inc. and the stockholders party thereto.	8-K	10.20	July 27, 2023
10.21	Forward Purchase Agreement, by and among Priveterra Acquisition Corp., AEON Biopharma, Inc. and ACM ARRT J LLC.	8-K	10.21	July 27, 2023
10.22	Forward Purchase Agreement, by and among Priveterra Acquisition Corp., AEON Biopharma, Inc. and Polar Multi-Strategy Master Fund.	8-K	10.22	July 27, 2023
10.23	FPA Funding Amount PIPE Subscription Agreement, by and among Priveterra Acquisition Corp. and ACM ARRT J LLC.	8-K	10.23	July 27, 2023
10.24	FPA Funding Amount PIPE Subscription Agreement, by and among Priveterra Acquisition Corp. and Polar Multi-Strategy Master Fund.	8-K	10.24	July 27, 2023
10.25	New Money PIPE Subscription Agreement, by and among Priveterra Acquisition Corp. and ACM ARRT J LLC.	8-K	10.25	July 27, 2023
10.26	New Money PIPE Subscription Agreement, by and among Priveterra Acquisition Corp. and Polar Multi-Strategy Master Fund.	8-K	10.26	July 27, 2023
10.27	Note Subscription Agreement, dated as of June 27, 2023, by and among Priveterra Acquisition Corp., AEON Biopharma, and Daewoong Co., Ltd.	8-K	10.27	July 27, 2023
10.28	Note Subscription Agreement, dated as of March 9, 2023, by and among Priveterra Acquisition Corp., AEON Biopharma, and Alphaeon 1, LLC.	8-K	10.28	July 27, 2023
10.28(a)	Amendment No. 1 to Note Subscription Agreement, dated June 23, 2023, by and among Priveterra Acquisition Corp., AEON Biopharma, Inc., and Alphaeon 1, LLC.	8-K	10.28(a)	July 27, 2023
23.1	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm.			*
23.2	Consent of WithumSmith+Brown, PC.			*
23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.1).			*
24.1	Power of Attorney (included on signature page of the initial filing of this Registration Statement).			*
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because iXBRL tags are embedded within the Inline XBRL document).			*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.			*
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.			*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.			*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.			*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.			*
104	Cover Page Interactive Data File, formatted in Inline XBRL (included within the Exhibit 101 attachments).			*
107	Filing fee table.			*
†

The annexes, schedules, and certain exhibits to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the SEC upon request.

*	Filed herewith.

+Indicates a management contract or compensatory plan.

(b)	Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;
(2)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;
(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(4)	that, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5)

that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(b)any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c)the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and
(d)any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Irvine, State of California on the 18th day of August, 2023.

AEON BIOPHARMA, INC.

By:	/s/ Marc Forth
Name:	Marc Forth
Title:	Chief Executive Officer

Each person whose signature appears below constitutes and appoints Marc Forth and Alex Wilson as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this registration statement (and any additional registration statement related hereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments, including post-effective amendments, thereto)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Marc Forth	Chief Executive Officer and Director	August 18, 2023
Marc Forth	(Principal Executive Officer)

/s/ Peter Reynolds	Chief Financial Officer	August 18, 2023
Peter Reynolds	(Principal Financial Officer and
Principal Accounting Officer)

/s/ Jost Fischer	Director	August 18, 2023
Jost Fischer

/s/ Eric Carter	Director	August 18, 2023
Eric Carter

/s/ Robert Palmisano	Director	August 18, 2023
Robert Palmisano

/s/ Shelley Thunen	Director	August 18, 2023
Shelley Thunen